Form 40-F
period 2002-01-31
DESCARTES SYSTEMS GROUP INC
filed 2002-07-17
CIK 1050140

================================================================================


                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 40-F


         [_] REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

                                       OR

         [X] ANNUAL REPORT PURSUANT TO SECTION 13(A) OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934


                   For the fiscal year ended January 31, 2002
                         Commission File Number: 0-29970



                        THE DESCARTES SYSTEMS GROUP INC.
                        --------------------------------
             (Exact name of Registrant as specified in its charter)

                                       N/A
                                       ---
         (Translation of Registrant's name into English (if applicable))

                                 Ontario, Canada
                                 ---------------
        (Province or other jurisdiction of incorporation or organization)

                                       N/A
                                       ---
    (Primary Standard Industrial Classification Code Number (if applicable))

                                       N/A
                                       ---
             (I.R.S. Employer Identification Number (if applicable))

              120 Randall Drive, Waterloo, Ontario, Canada N2V 1C6
                               Tel: (519) 746-8110
                               -------------------
   (Address and telephone number of Registrant's principal executive officer)

                              Puglisi & Associates
                          850 Library Avenue, Suite 204
                                Newark, DE 19715
                               Tel: (302) 738-6680
                               -------------------
    (Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act.
   Title of each class:  N/A    Name of each exchange on which registered:  N/A
                         ---                                                ---

Securities registered or to be registered pursuant to Section 12(g) of the Act.

                      Common Shares, no par value per share
                      -------------------------------------
                                (Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

                                       N/A
                                       ---
                                (Title of Class)

For annual reports, indicate by check mark the information filed with this Form:

  [X] Annual information form          [X] Audited annual financial statements

     Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

                        52,229,333 as of January 31, 2002
================================================================================

     Indicate by check mark whether the Registrant by filing the information contained in the Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "Exchange Act"). If "Yes" is marked, indicate the filing number assigned to the Registrant in connection with such Rule.

                                   Yes     No X
                                      ---    ---

     Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

                                   Yes X   No
                                      ---    ---

                        THE DESCARTES SYSTEMS GROUP INC.
                           ANNUAL REPORT ON FORM 40-F


                Documents filed Pursuant to General Instructions


     In accordance with General Instruction B(3) of Form 40-F, the Company hereby files Exhibit 1 and Exhibit 2, as set forth in the Exhibit Index attached hereto.

     In accordance with General Instruction D(9) of Form 40-F, the Company hereby files Exhibit 3 as set forth in the Exhibit Index attached hereto.

                   UNDERTAKING AND CONSENT TO SERVICE PROCESS



UNDERTAKING.

     Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.


CONSENT TO SERVICE OF PROCESS.

     The Company filed an Appointment of Agent for Service of Process on Form F-X concurrently with the filing of its Registration Statement on Form F-10 on December 22, 1998.

                                   SIGNATURES

     Pursuant to the requirements of the United States Exchange Act of 1934, as amended, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.




                                    THE DESCARTES SYSTEMS GROUP INC.


                                    By:    /s/ Paul Laufert
                                           ----------------------------
                                    Name:  Paul Laufert
                                    Title: Executive Vice President,
                                           Corporate Development


                                    Date:  July 17, 2002

                                  EXHIBIT INDEX


Exhibit                                                             Sequentially
Number       Description                                           Numbered Page
------       -----------                                           -------------

1.           Annual Information Form for the year ended January           7
             31, 2002 including management's discussion and analysis for the fiscal year ended January 31, 2002.

2.           Annual Repot to Shareholders for the year ended             23
             January 31, 2002, including audited consolidated financial statements and the notes thereto for fiscal year ended January 31, 2002, 2001 and 2000 together with the report of the auditors therein.

3.           Consent of Deloitte & Touche LLP                            83