Form 40-F
period 2003-01-31
DESCARTES SYSTEMS GROUP INC
filed 2003-06-20
CIK 1050140

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

For the fiscal year ended January 31, 2003     Commission File Number: 333-09768


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

              120 Randall Drive, Waterloo, Ontario, Canada N2V 1C6
                               Tel: (519) 746-8110
                               -------------------
   (Address and telephone number of Registrant's principal executive offices)

                           Descartes Systems (USA) LLC
                               1745 Phoenix Blvd.
                                    Suite 470
                                Atlanta, GA 30349
                               Tel: (770) 996-8109
    ------------------------------------------------------------------------
    (Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

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

                                       N/A
                                       ---
                                (Title of Class)

For annual reports, indicate by check mark the information filed with this Form:

[X] Annual information form              [X] Audited annual financial statements

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.
                        52,224,511 as of January 31, 2003

                             Exhibit Index on Page 9

                                  Page 1 of 9
================================================================================

     Indicate by check mark whether the Registrant by filing the information contained in the Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "Exchange Act"). If "Yes" is marked, indicate the filing number assigned to the Registrant in connection with such Rule.

                                 Yes [ ]  No [X]

     Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

                                 Yes [X]  No [ ]











                             Exhibit Index on Page 9

                DOCUMENTS FILED PURSUANT TO GENERAL INSTRUCTIONS

     In accordance with General Instruction B(3) of Form 40-F, the Registrant hereby files Exhibit 1 and Exhibit 2, as set forth in the Exhibit Index attached hereto. In accordance with General Instruction D(9) of Form 40-F, the Registrant hereby files Exhibit 3, as set forth in the Exhibit Index attached hereto. In accordance with the requirements of Section 906 of the Sarbanes-Oxley Act of 2002, the Registrant hereby furnishes Exhibit 99.1 and Exhibit 99.2, as set forth in the Exhibit Index attached hereto.
















                             Exhibit Index on Page 9

                             CONTROLS AND PROCEDURES

EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES. As of a date within the 90-day period prior to the filing of this report, an evaluation of the effectiveness of the Registrant's "disclosure controls and procedures" (as such term is defined in Rules 13a-14(c) and 15d-14(c) of the United States Securities Exchange Act of 1934 (the "Exchange Act")) was carried out by the Registrant's Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO"). Based on that evaluation, the CEO and CFO concluded that as of such date the Registrant's disclosure controls and procedures are effective to ensure that information required to be disclosed by the Registrant in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in United States Securities and Exchange Commission rules and forms.

CHANGES IN INTERNAL CONTROLS. Subsequent to the completion of the aforementioned evaluation, there have been no significant changes in the Registrant's internal controls or in other factors that could significantly affect the internal controls, including any corrective actions with regard to significant deficiencies and material weaknesses.










                             Exhibit Index on Page 9

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


CONSENT TO SERVICE OF PROCESS.

     The Registrant is concurrently filing with the Commission a Form F-X.

     Any change to the name or address of the Registrant's agent for service of process shall be communicated promptly to the Commission by amendment to Form F-X referencing the file number of the Registrant.














                             Exhibit Index on Page 9

                                   SIGNATURES

     Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

                                    THE DESCARTES SYSTEMS GROUP INC.

                                    By: /s/ Colley Clarke
                                        -----------------------------------
                                    Name:  Colley Clarke
                                    Title: Executive Vice President
                                           and Chief Financial Officer

                                    Date: June 20, 2003








                             Exhibit Index on Page 9

                                 CERTIFICATIONS

I, Manuel Pietra, Chief Executive Officer and President, certify that:

1. I have reviewed this annual report on Form 40-F of The Descartes Systems Group Inc.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

     (a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

     (b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

     (c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of the registrant's board of directors (and persons performing the equivalent function):

     (a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

     (b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: June 20, 2003
                                         /s/ Manuel Pietra
                                         -------------------------------------
                                         Manuel Pietra
                                         Chief Executive Officer and President


                             Exhibit Index on Page 9

                                 CERTIFICATIONS

I, Colley Clarke, Executive Vice President and Chief Financial Officer, certify that:

1. I have reviewed this annual report on Form 40-F of The Descartes Systems Group Inc.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

     (a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

     (b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

     (c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of the registrant's board of directors (and persons performing the equivalent function):

     (a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

     (b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: June 20, 2003
                                         /s/ Colley Clarke
                                         ------------------------------------
                                         Colley Clarke
                                         Executive Vice President
                                         and Chief Financial Officer


                             Exhibit Index on Page 9

                                  EXHIBIT INDEX


Exhibit
Number    Description
------    -----------

  1 Annual Information Form for the year ended January 31, 2003 including management's discussion and analysis for the fiscal year ended January 31, 2003.

  2 Annual Report to Shareholders for the year ended January 31, 2003, including audited consolidated financial statements and the notes thereto for fiscal year ended January 31, 2003, 2002 and 2001 together with the report of the auditors therein.

  3       Consent of Deloitte & Touche LLP.

 99.1 Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

 99.2 Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.








                             Exhibit Index on Page 9