Form 40-F
period 2004-01-31
DESCARTES SYSTEMS GROUP INC
filed 2004-06-18
CIK 1050140

================================================================================

                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 40-F

           [ ]  REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                                       OR

           [X]  ANNUAL REPORT PURSUANT TO SECTION 13(A) OR 15(D) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended January 31, 2004     Commission File Number: 333-09768


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

      THROUGH JUNE 30, 2004               POST JUNE 30, 2004
      Descartes Systems (USA) LLC         Descartes Systems (USA) LLC
      1745 Phoenix Blvd.                  Powers Ferry Business Park
      Suite 470                           Suite 510, Building 500
      Atlanta, GA 30349                   2300 Powers Ferry RD NW
      Tel: (770) 996-8109                 Atlanta, GA 30339
      --------------------                Tel: (678) 247-0400
                                          -------------------

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

                      Common Shares, no par value per share
                                (Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

                                       N/A
                                (Title of Class)

For annual reports, indicate by check mark the information filed with this Form:

[X] Annual information form              [X] Audited annual financial statements

     Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

                        40,705,811 as of January 31, 2004

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



















                             Exhibit Index on Page 8

                DOCUMENTS FILED PURSUANT TO GENERAL INSTRUCTIONS

     In accordance with General Instruction B(3) of Form 40-F, the Registrant hereby files Exhibit 1, Exhibit 2, and Exhibit 3, as set forth in the Exhibit Index attached hereto. In accordance with General Instruction D(9) of Form 40-F, the Registrant hereby files Exhibit 4, as set forth in the Exhibit Index attached hereto. In accordance with General Instruction B(6) of Form 40-F, the Registrant hereby files Exhibits 5 and 6, as set forth in the Exhibit Index attached hereto. In accordance with the requirements of Section 906 of the Sarbanes-Oxley Act of 2002, the Registrant hereby furnishes Exhibit 99.1, as set forth in the Exhibit Index attached hereto.


                             CONTROLS AND PROCEDURES


DISCLOSURE CONTROLS AND PROCEDURES.

     The Registrant's management, with the participation of the two members of the Registrant's Office of the CEO and the Registrant's Chief Financial Officer, evaluated the effectiveness of the Registrant's disclosure controls and procedures as of January 31, 2004 (the "Evaluation Date"), pursuant to Rule 13a-15(b) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Based upon that evaluation, the two members of the Registrant's Office of the CEO and the Registrant's Chief Financial Officer concluded that, as of the Evaluation Date, the Registrant's disclosure controls and procedures were effective in ensuring that material information required to be disclosed by the Registrant in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms, including ensuring that such material information is accumulated and communicated to the Registrant's management, including the two members of the Registrant's Office of the CEO and the Registrant's Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

INTERNAL CONTROL OVER FINANCIAL REPORTING

     During the period covered by this report, there have been no changes in the Registrant's internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Registrant's internal control over financial reporting.


                 NOTICES PURSUANT TO RULE 104 OF REGULATION BTR

            None.


                        AUDIT COMMITTEE FINANCIAL EXPERT

     The Registrant's Audit Committee of the Board of Directors currently consists of four members. The Registrant's Board of Directors has determined that J. Ian Giffen is an "audit committee financial expert" (as defined in paragraph 8(b) of General Instruction B to Form 40-F). Mr. Giffen is independent within the meaning of Nasdaq's director independence standards.


                             Exhibit Index on Page 8

                                 CODE OF ETHICS

     The Registrant has adopted a Code of Business Conduct and Ethics (the "Code of Ethics") that applies to the Registrant's principal executive officers, principal financial officer, principal accounting officer or controller, or persons performing similar functions. A copy of the Code of Ethics is posted on the Registrant's corporate website at www.descartes.com.


                     PRINCIPAL ACCOUNTANT FEES AND SERVICES

     The aggregate fees billed in respect of each of the last two fiscal years for professional services rendered by Deloitte & Touche LLP ("D&T"), the Registrant's principal accountant, are as follows (in thousands of U.S. dollars):

                             Fiscal Year Ended   Fiscal Year Ended
                             January 31, 2004    January 31, 2003
     ---------------------   -----------------   -----------------
     Audit Fees                     $532               $379

     Audit-Related Fees             $66                $115

     Tax Fees                       $411               $391

     All Other Fees                  $0                 $0


AUDIT FEES-- Audit fees consist of fees for professional services rendered for the audit of the Registrant's annual financial statements and services provided in connection with statutory and regulatory filings or engagements including fees for statutory audit of the Company's foreign subsidiaries.

AUDIT RELATED FEES-- Audit-related fees consist of fees for assurance and related services that are reasonably related to the performance of the audit or review of the Registrant's financial statements and are not reported as "Audit Fees". These services included research of accounting and audit-related issues and assurance services related to the Company's share and debenture buy-back.

TAX FEES-- Tax fees consist of fees for professional services rendered for tax compliance, tax advice and tax planning. These services included the preparation of tax returns and assistance and advisory services regarding income, capital and indirect tax compliance matters.

PRE-APPROVAL POLICIES AND PROCEDURES.

            The Registrant's audit committee is responsible for overseeing the work of the independent auditors and has adopted a policy requiring its pre-approval of all audit and permissible non-audit services provided by the independent auditors.

                             Exhibit Index on Page 8

                         OFF-BALANCE SHEET ARRANGEMENTS

     The Registrant does not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on the Registrant's financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.


                  TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

     The following table presents, as of January 31, 2004, the Registrant's known contractual obligations, aggregated by type of contractual obligation as set forth below (in millions of U.S. dollars):

                                           PAYMENTS DUE BY PERIOD
                               -------------------------------------------------
                                      LESS THAN                        MORE THAN
CONTRACTUAL OBLIGATIONS        TOTAL   1 YEAR    1-3 YEARS  3-5 YEARS   5 YEARS
Long-Term Debt Obligations     $29.3    $1.5       $27.8       --         --
Operating Lease Obligations    $10.1    $4.5        $5.0      $0.6        --
                               -----  ---------  ---------  ---------  ---------
TOTAL                          $39.4    $6.0       $32.8      $0.6        --



                      IDENTIFICATION OF THE AUDIT COMMITTEE

     The Registrant has a separately designated standing audit committee established in accordance with section 3(a)(58)(A) of the Exchange Act. The members of the audit committee are: Mr. John Albright (Chair), Mr. James Balsillie, Dr. Stephen Watt and Mr. J. Ian Giffen.

















                             Exhibit Index on Page 8

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


















                             Exhibit Index on Page 8

                                   SIGNATURES

     Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.


                                    THE DESCARTES SYSTEMS GROUP INC.


                                    By:    /s/ Brandon Nussey
                                           ----------------------------
                                    Name:  Brandon Nussey
                                    Title: Chief Financial Officer
                                           and member of the Office of the CEO

                                    Date: June 18, 2004






















                             Exhibit Index on Page 8

                                  EXHIBIT INDEX


Exhibit
Number       Description
------       -----------

  1. Annual Information Form for the fiscal year ended January 31, 2004.

  2.         Management's Discussion and Analysis of
             Financial Condition and Results of Operations for the fiscal year ended January 31, 2004.

  3. Audited Consolidated Financial Statements for the fiscal year ended January 31, 2004.

  4.         Consent of Deloitte & Touche LLP.

  5. Certification of Chief Financial Officer and each member of the Office of the CEO pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act of 1934.

  6. Certification of each member of the Office of the CEO pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act of 1934.

 99.1 Certifications of the Chief Financial Officer and each member of the Office of the CEO pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley
             Act of 2002.






                             Exhibit Index on Page 8