Form 40-F/A
period 2004-01-31
DESCARTES SYSTEMS GROUP INC
filed 2005-03-23
CIK 1050140

================================================================================


                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 40-F/A

            [_] REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                                       OR

           [X] ANNUAL REPORT PURSUANT TO SECTION 13(A) OR 15(D) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


For the fiscal year ended January 31, 2004    Commission File Number: 333-09768



                        THE DESCARTES SYSTEMS GROUP INC.
--------------------------------------------------------------------------------
             (Exact name of Registrant as specified in its charter)


                                       N/A
--------------------------------------------------------------------------------
         (Translation of Registrant's name into English (if applicable))


                                 Ontario, Canada
--------------------------------------------------------------------------------
        (Province or other jurisdiction of incorporation or organization)


                                       N/A
--------------------------------------------------------------------------------
    (Primary Standard Industrial Classification Code Number (if applicable))


                                       N/A
--------------------------------------------------------------------------------
             (I.R.S. Employer Identification Number (if applicable))


              120 Randall Drive, Waterloo, Ontario, Canada N2V 1C6
                               Tel: (519) 746-8110
--------------------------------------------------------------------------------
   (Address and telephone number of Registrant's principal executive offices)



THROUGH JUNE 30, 2004                             POST JUNE 30, 2004
Descartes Systems (USA) LLC                       Descartes Systems (USA) LLC
1745 Phoenix Blvd.                                Powers Ferry Business Park
Suite 470                                         Suite 510, Building 500
Atlanta, GA 30349                                 2300 Powers Ferry RD NW
Tel: (770) 996-8109                               Atlanta, GA 30339
                                                  Tel: (678) 247-0400

            --------------------------------------------------------
            (Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

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

                                       N/A
                                ----------------
                                (Title of Class)


For annual reports, indicate by check mark the information filed with this Form:

[_]  Annual information form            [_]  Audited annual financial statements

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

                              Yes [_]       No [X]

     Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.
                              Yes [X]       No [_]


                                EXPLANATORY NOTE

     This Form 40-F/A amends the Form 40-F filed by the Registrant on June 18, 2004 to amend the disclosure required pursuant to the Nasdaq Marketplace Rules.


                                 CERTIFICATIONS

     See Exhibits 31.1 and 31.2 to this amended Annual Report on Form 40-F/A.

                             CONTROLS AND PROCEDURES

DISCLOSURE CONTROLS AND PROCEDURES.

     The Registrant, under the supervision and with the participation of the Registrant's management, including the two members of the Registrant's Office of the CEO and the Registrant's Chief Financial Officer, evaluated the effectiveness of the Registrant's disclosure controls and procedures as of January 31, 2004 (the "Evaluation Date"), pursuant to Rule 13a-15(b) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Based upon that evaluation, the two members of the Registrant's Office of the CEO and the Registrant's Chief Financial Officer concluded that, as of the Evaluation Date, the Registrant's disclosure controls and procedures were effective in ensuring that material information required to be disclosed by the Registrant in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms, including ensuring that such material information is accumulated and communicated to the Registrant's management, including the two members of the Registrant's Office of the CEO and the Registrant's Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.


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

                     PRINCIPAL ACCOUNTANT FEES AND SERVICES

     The aggregate fees billed in respect of the fiscal years ending January 31, 2004 and January 31, 2003 for professional services rendered by Deloitte & Touche LLP ("D&T"), the Registrant's principal accountant, are as follows (in thousands of U.S. dollars):

                                Fiscal Year Ended           Fiscal Year Ended
                                January 31, 2004            January 31, 2003
--------------------------------------------------------------------------------
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

PRE-APPROVAL POLICIES AND PROCEDURES

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


                  TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

     The following table presents, as of January 31, 2004, the Registrant's known contractual obligations, aggregated by type of contractual obligation as set forth below (in millions of U.S. dollars):

                                              PAYMENTS DUE BY PERIOD
                             ---------------------------------------------------
                                           LESS THAN                   MORE THAN
CONTRACTUAL OBLIGATIONS       TOTAL     1 YEAR   1-3 YEARS  3-5 YEARS    5 YEARS
                             ------     ------     ------     ------     ------
Long-Term Debt Obligations   $ 29.3     $  1.5     $ 27.8         --         --
Operating Lease Obligations  $ 10.1     $  4.5     $  5.0     $  0.6         --
                             ------     ------     ------     ------     ------
TOTAL                        $ 39.4     $  6.0     $ 32.8     $  0.6         --


                      IDENTIFICATION OF THE AUDIT COMMITTEE

     The Registrant has a separately designated standing audit committee established in accordance with Section 3(a)(58)(A) of the Exchange Act. The members of the audit committee as of the date of the filing of this 40-F/A are:
Mr. John Albright, Mr. James Balsillie and Mr. J. Ian Giffen (Chair).


                DISCLOSURE PURSUANT TO THE REQUIREMENTS OF NASDAQ

     The registrant was granted an exemption from the Nasdaq Marketplace Rules requiring each issuer to provide for a quorum at any meeting of the holders of common stock of no less than 331/3% of the outstanding shares of the issuer's common voting stock. This exemption was granted because Nasdaq's requirements regarding the quorum required for meetings of the holders of common stock are contrary to generally accepted business practices in Canada. In particular,
Section 101 of the Ontario Business Corporations Act provides that a company's by-laws may set the quorum requirements for a meeting of shareholders. The relevant provisions of the Registrant's by-laws state that "two shareholders, in person or by proxy, holding shares of the Corporation entitled to vote at a meeting of shareholders, shall constitute a quorum at such meeting unless there is only one holder of any class or series of shares, in which case the shareholder present in person or by proxy constitutes a quorum. A quorum is required only at the opening of the meeting."


                                   UNDERTAKING

     Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

                                   SIGNATURES

     Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F/A and has duly caused this amended annual report to be signed on its behalf by the undersigned, thereto duly authorized.


                                               THE DESCARTES SYSTEMS GROUP INC.


                                               By:     /s/ Brandon Nussey
                                                       -------------------------
                                               Name:   Brandon Nussey
                                               Title:  Chief Financial Officer


                                               Date:   March 22, 2005

                                  EXHIBIT INDEX





Exhibit
Number            Description
------            -----------

31.1 Certification of the Chief Executive Officer pursuant to Rule 13a-14 or 15d-14 of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

31.2 Certification of the Chief Financial Officer pursuant to Rule 13a-14 or 15d-14 of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002