Form 20-F
period 2005-01-31
DESCARTES SYSTEMS GROUP INC
filed 2005-07-29
CIK 1050140

AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 29, 2005
================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                  _____________

                                    FORM 20-F
                                  _____________

          [_] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

                                       OR

          [X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED JANUARY 31, 2005

                                       OR

          [_] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                        COMMISSION FILE NUMBER: 333-09768

                                  _____________


                        THE DESCARTES SYSTEMS GROUP INC.
             ------------------------------------------------------
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                                 ONTARIO, CANADA
                 -----------------------------------------------
                 (JURISDICTION OF INCORPORATION OR ORGANIZATION)

              120 RANDALL DRIVE, WATERLOO, ONTARIO, CANADA N2V 1C6
              ----------------------------------------------------
              (ADDRESS OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                                  _____________


                    SECURITIES REGISTERED OR TO BE REGISTERED
                      PURSUANT TO SECTION 12(B) OF THE ACT:

         N/A                                               N/A
---------------------                -------------------------------------------
(TITLE OF EACH CLASS)                (NAME OF EACH EXCHANGE ON WHICH REGISTERED)

                                  _____________


                    SECURITIES REGISTERED OR TO BE REGISTERED
                      PURSUANT TO SECTION 12(g) OF THE ACT:

                      Common Shares, no par value per share
            Rights to Purchase Common Shares, no par value per share
            --------------------------------------------------------
                                (TITLE OF CLASS)

              SECURITIES FOR WHICH THERE IS A REPORTING OBLIGATION
                      PURSUANT TO SECTION 15(d) OF THE ACT:

                                       N/A
                                ----------------
                                (TITLE OF CLASS)


         Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the Annual Report.

40,705,811 shares of Common Stock as of January 31, 2005.


                                  _____________


         Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such
filing requirements for the past 90 days.       Yes [X]    No [_]

         Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17  [_]    Item 18  [X]

                                TABLE OF CONTENTS
                                -----------------


                                                                            Page
                                                                            ----
PART I.........................................................................1

     Item 1.    Identity of Directors, Senior Management and Advisers..........2
     Item 2.    Offer Statistics and Expected Timetable........................2
     Item 3.    Key Information................................................2
           A.    Selected Financial Data.......................................2
           B.    Capitalization and Indebtedness...............................2
           C.    Reasons for Offer and Use of Proceeds.........................2
           D.    Risk Factors..................................................3
     Item 4.    Information on the Company....................................15
           A.    History and Development of the Company.......................15
           B.    Business Overview............................................19
           C.    Organizational Structure.....................................31
           D.    Description of Property......................................31
     Item 5.    Operating and Financial Review and Prospects..................31
           A.    Operating Results............................................35
           B.    Liquidity and Capital Resources..............................43
           C.    Research and development, patents and licenses, etc..........49
           D.    Trend information............................................50
           E.    Off-balance sheet arrangements...............................51
           F.    Tabular disclosure of contractual obligations................51
           G.    Disclosure Pursuant to the Requirements of Nasdaq............52
     Item 6.    Directors, Senior Management and Employees....................52
           A.    Directors and Senior Management..............................52
           B.    Compensation.................................................55
           C.    Board Practices..............................................61
           D.    Employees....................................................64
           E.    Share Ownership..............................................65
     Item 7.    Major Shareholders and Related Party Transactions.............67
           A.    Major Shareholders...........................................67
           B.    Related Party Transactions...................................67
           C.    Interests of Experts and Counsel.............................68
     Item 8.    Financial Information.........................................68
           A.    Consolidated Statements and Other Financial Information......68
           B.    Significant Changes..........................................68
     Item 9.    The Offer and Listing.........................................69
           A.    Offer and Listing Details....................................70
           B.    Plan of Distribution.........................................72
           C.    Markets......................................................72
           D.    Selling Shareholders.........................................72
           E.    Dilution.....................................................72
           F.    Expenses of the Issue........................................72

                                TABLE OF CONTENTS
                                -----------------

                                   (continued)


     Item 10.   Additional Information........................................72
           A.    Share Capital................................................72
           B.    Memorandum and Articles of Incorporation.....................72
           C.    Material Contracts...........................................76
           D.    Exchange Controls............................................76
           E.    Taxation.....................................................77
           F.    Dividends and Paying Agents..................................81
           G.    Statement by Experts.........................................81
           H.    Documents on Display.........................................81
           I.    Subsidiary Information.......................................82
     Item 11.   Quantitative and Qualitative Disclosures about Market Risk....82
     Item 12.   Description of Securities Other than Equity Securities........83


PART II.......................................................................83

     Item 13.   Defaults, Dividend Arrearages and Delinquencies...............83
     Item 14.   Material Modifications to the Rights of Security Holders
                and Use of Proceeds...........................................83
     Item 15.   Controls and Procedures.......................................83
     Item 16.   [Reserved]....................................................84
     Item 16A.  Audit Committee Financial Expert..............................84
     Item 16B.  Code of Ethics................................................84
     Item 16C.  Principal Accountant Fees and Services........................84
     Item 16D.  Exemptions from the Listing Standards for Audit Committees....86
     Item 16E.  Purchases of Equity Securities by the Issuer and Affiliated
                Purchasers....................................................86


PART III......................................................................86

     Item 17.   Financial Statements..........................................86
     Item 18.   Financial Statements..........................................86
     Item 19.   Exhibits......................................................86

                                     PART I

         IN THIS ANNUAL REPORT, "DESCARTES," THE "COMPANY," "WE," "US" AND "OUR" REFER TO THE DESCARTES SYSTEMS GROUP INC. AND ITS SUBSIDIARIES.

         IN THIS ANNUAL REPORT, WE REFER TO OUR FISCAL PERIODS. WHERE THE ANNUAL REPORT REFERENCES THE "CURRENT FISCAL YEAR," "FISCAL 2005," "2005," OR USING SIMILAR WORDS, THE REFERENCE IS TO THE YEAR ENDED JANUARY 31, 2005, AND REFERENCES TO THE "PREVIOUS FISCAL YEAR," "FISCAL 2004," "2004," OR USING SIMILAR WORDS ARE TO THE FISCAL YEAR ENDED JANUARY 31, 2004. OTHER FISCAL YEARS ARE REFERENCED BY THE APPLICABLE YEAR DURING WHICH THE FISCAL YEAR ENDS. FOR EXAMPLE, FISCAL 2008 REFERS TO THE ANNUAL PERIOD ENDING JANUARY 31, 2008 AND THE "THIRD QUARTER OF 2008" REFERS TO THE QUARTER ENDING OCTOBER 31, 2007.

         IN THIS ANNUAL REPORT, ALL DOLLAR AMOUNTS ARE EXPRESSED IN UNITED STATES DOLLARS, EXCEPT WHERE WE STATE OTHERWISE. ALL REFERENCES TO "U.S.$" OR "$" ARE TO U.S. DOLLARS AND ALL REFERENCES TO "C$" OR "CDN.$" ARE TO CANADIAN DOLLARS. UNLESS WE INDICATE OTHERWISE, ANY REFERENCE IN THIS ANNUAL REPORT TO A CONVERSION BETWEEN U.S.$ AND C$ IS A CONVERSION AT THE EXCHANGE RATE IN EFFECT AS OF THE LAST DAY OF THE APPLICABLE FISCAL PERIOD.

         UNLESS WE INDICATE OTHERWISE, ALL INFORMATION IN THIS ANNUAL REPORT IS STATED AS OF JANUARY 31, 2005.

FORWARD-LOOKING STATEMENTS

         Item 4, "Information on the Company," "Management's Discussion and Analysis of Financial Condition and Results of Operations" included in Item 5 and other sections of this Annual Report contain forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, or the U.S. Exchange Act, including (without limitation) statements concerning possible or assumed future results of operations of Descartes preceded by, followed by or that include the words "believes," "expects," "anticipates," "estimates," "intends," "plans," or similar expressions or the negative of such expressions. For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the U.S. Private Securities Litigation Reform Act of 1995 and applicable safe harbors in other jurisdictions where the securities of the Company trade.

         Forward-looking statements are not guarantees of future performance. They involve risks, uncertainties and assumptions. You should understand that the following important factors, in addition to those discussed in Item 3, "Key Information-D. Risk Factors," and elsewhere in this Annual Report, could affect our future results and could cause those results to differ materially from those expressed in such forward-looking statements: the impact of our cost containment efforts and management changes, losses of significant customers, the volatility of our stock price and our history of losses, declines in the industries that some of our customers operate in, competitive pressures, litigation, the impact of accounting treatments, risks related to our international operations, the impact of currency fluctuations, our ability to keep pace with technological advancements in our industry, and our ability to protect our intellectual property.

         Except as required by applicable law, we disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. You should read this Annual Report and the documents, if any, that we incorporate by reference with the understanding that the actual future results may be materially different from what we expect. We may not update these forward-looking statements, even if our situation changes in the future. All forward-looking statements attributable to us are expressly qualified by these cautionary statements.

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

         Not applicable.


ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE

         Not applicable.


ITEM 3.  KEY INFORMATION

A.       SELECTED FINANCIAL DATA

         You should read the following selected financial data together with
Item 5, "Operating and Financial Review and Prospects," the Consolidated Financial Statements in Item 18, and the other information in this Annual Report. The selected financial data is derived from the consolidated financial statements for the years we present. The Consolidated Financial Statements and the selected financial data have been prepared in accordance with U.S. GAAP.

(US DOLLARS IN THOUSANDS EXCEPT PER SHARE
AMOUNTS, US GAAP, AUDITED)                            2005          2004          2003          2002          2001
                                                   ----------    ----------    ----------    ----------    ----------
Total revenues                                         46,395        59,785        70,383        79,522        66,649

Loss from operations                                  (53,804)      (37,335)     (140,790)      (64,685)      (36,585)
Loss from operations per basic and diluted share        (1.32)        (0.81)        (2.70)        (1.27)        (0.83)
Loss                                                  (55,331)      (38,493)     (138,195)      (58,718)      (31,626)
Loss per basic and diluted share                        (1.36)        (0.84)        (2.65)        (1.15)        (0.72)

Total assets                                           72,572       128,659       242,275       388,522       400,964
Net assets                                             35,738        90,452       154,720       295,602       300,490

Capital stock                                         364,907       364,907       468,618       468,445       415,676

Basic and diluted weighted-average shares
outstanding (thousands)                                40,706        45,951        52,234        50,858        44,218

Dividends                                                  --            --            --            --            --

B.       CAPITALIZATION AND INDEBTEDNESS

         Not applicable.


C.       REASONS FOR OFFER AND USE OF PROCEEDS

         Not applicable.

D.       RISK FACTORS

         ANY INVESTMENT IN THE COMPANY WILL BE SUBJECT TO RISKS INHERENT TO OUR BUSINESS. BEFORE MAKING AN INVESTMENT DECISION, YOU SHOULD CAREFULLY CONSIDER THE RISKS DESCRIBED BELOW TOGETHER WITH ALL OTHER INFORMATION INCLUDED IN THIS ANNUAL REPORT. THE RISKS AND UNCERTAINTIES DESCRIBED BELOW ARE NOT THE ONLY ONES FACING THE COMPANY. ADDITIONAL RISKS AND UNCERTAINTIES THAT WE ARE NOT AWARE OF OR FOCUSED ON OR THAT WE CURRENTLY DEEM IMMATERIAL MAY ALSO IMPAIR OUR BUSINESS OPERATIONS. THIS ANNUAL REPORT IS QUALIFIED IN ITS ENTIRETY BY THESE RISK FACTORS.

         IF ANY OF THE FOLLOWING RISKS ACTUALLY OCCUR, THEY COULD MATERIALLY ADVERSELY AFFECT OUR BUSINESS, FINANCIAL CONDITION, LIQUIDITY OR RESULTS OF OPERATIONS. IN THAT CASE, THE TRADING PRICE OF OUR SECURITIES COULD DECLINE AND YOU MAY LOSE ALL OR PART OF YOUR INVESTMENT.

EVENTS IN 2004 MAY HAVE A NEGATIVE IMPACT ON OUR BUSINESS.

         In May 2004 we announced that we had reviewed our financial results for 2004 and that our audited results would differ materially from the unaudited 2004 results we had previously announced on March 10, 2004. While this review did not result in any restatement of prior period financial statements, our review did result in adjustments to our unaudited 2004 financial statements originally issued on March 10, 2004. We also announced a significant downsizing of our staff, office closures, the cancellation of certain leases and contracts, related restructuring charges, the write-off of redundant assets, the termination of our Chief Executive Officer, the commencement of class action litigation against us and the write-down of $18.0 million of goodwill. Following these announcements we experienced a significant drop in our stock price, a negative impact on our ability to generate business with customers, difficulty in retaining key employees, and a negative impact on our results of operations and the morale of our remaining employees, including management employees. Since these announcements, we have completed all our restructuring activities and incurred aggregate charges and revisions related to the May 2004 restructuring of $11.9 million, appointed Arthur Mesher as our new Chief Executive Officer and reached an agreement-in-principle to settle the class action litigation for $1.5 million, with $1.1 million to be paid by our insurers and the remainder paid by us. There can be no assurance that these announcements or the matters referred to therein will not continue to have an adverse effect on our business and results of operations in future fiscal periods.

WE HAVE A HISTORY OF LOSSES AND MAY INCUR LOSSES IN THE FUTURE, WHICH MAY NEGATIVELY IMPACT THE PRICE OF OUR SECURITIES.

         We incurred a loss in 2005 as well as in prior fiscal quarters and fiscal years. We were profitable for the first time in the first quarter of 2006, by generating net income of $0.5 million. While we are encouraged by that profit, it included a one-time gain on the disposition of an asset, and there can be no assurance that we will not incur losses again in the future. As of April 30, 2005, our accumulated deficit was $410.3 million. We believe that the success of our business depends on our ability to keep our operating expenses to a level at or below our revenues. There can be no assurance that we can generate further expense reductions or achieved revenue growth, or that any expense reductions or revenue growth that are achieved can be sustained, to enable us to do so. Any failure to maintain profitability would increase the possibility that the value of your investment will decline.

OUR REVENUES AND OPERATING RESULTS, WHICH MAY VARY SIGNIFICANTLY FROM QUARTER TO QUARTER AND THEREFORE BE DIFFICULT TO PREDICT, MAY FAIL TO MEET INVESTMENT COMMUNITY EXPECTATIONS. ANY SUCH FAILURE MAY NEGATIVELY IMPACT THE PRICE OF OUR SECURITIES.

         Our revenues and operating results have varied significantly from quarter to quarter in the past, making them difficult to predict, and we expect our revenues and operating results may continue to vary from quarter to quarter in the future due to a variety of factors, many of which are outside of our control. Such factors include, but are not limited to:

         o The termination of any key customer contract, whether by the customer or by us;
         o Legal costs incurred in bringing or defending any litigation with customers and third-party providers, and any corresponding judgments or awards;
         o   Fluctuations in the demand for our services and products;
         o   Price and functionality competition in our industry;
         o Changes in the productivity of, and costs associated with, our distribution channels and international operations;
         o Changes in legislation and accounting standards relating to revenue recognition and stock-based compensation;
         o Any further restructuring charges or changes in assumptions related to our previously announced initiatives;
         o Our ability to satisfy all contractual obligations in customer contracts and deliver services and products to the satisfaction of our customers; and
         o   Other risk factors discussed in this Annual Report.

         Although our revenues may fluctuate from quarter to quarter, significant portions of our expenses are not variable in the short term, and we may not be able to reduce them quickly to respond to decreases in revenues. If revenues are below expectations, this shortfall is likely to adversely and/or disproportionately affect our operating results. Accordingly, we may not attain positive operating margins in future quarters. This has caused our operating results to be below the expectations of securities analysts and investors in certain instances in the past and may do so again in the future. Our failure to meet or exceed analyst and investor expectations could negatively affect the price of our securities.

IF OUR EXISTING CUSTOMERS CANCEL ANY REMAINING PORTIONS OF THEIR CONTRACTS WITH US, OR FAIL TO EITHER RENEW CONTRACTS FOR SERVICES AND PRODUCTS OR PURCHASE ADDITIONAL SERVICES AND PRODUCTS, OUR BUSINESS WOULD BE ADVERSELY AFFECTED.

         We depend on our installed customer base for a significant portion of our revenues. In addition, our installed customer base has historically generated additional new license and services revenues for us. Service contracts are generally renewable at a customer's option, and there are generally no mandatory payment obligations or obligations to license additional software or subscribe for additional services. If our customers fail to renew their service contracts or fail to purchase additional services or products then our revenues could decrease and our operating results could be adversely affected. Further, certain of our customers could delay or terminate implementations of our services and products or be reluctant to migrate to new products for reasons including the following:

         o   Budgetary constraints related to economic uncertainty;
         o   Dissatisfaction with product or service quality;
         o Difficulty in prioritizing a surplus of information technology projects;
         o   Changes in business strategy or priorities or for other reasons; or
         o   Recent events in the Company.

         Such customers will not generate the revenues anticipated within the timelines anticipated, if at all, and may be less likely to invest in additional services or products from us in the future. This could have a material adverse effect on our business.

SOME OF OUR CUSTOMERS OPERATE IN INDUSTRIES THAT HAVE BEEN EXPERIENCING DECLINING DEMAND OR CONSOLIDATION OF PARTICIPANTS. IF THESE INDUSTRIES CONTINUE TO EXPERIENCE ECONOMIC DIFFICULTIES OR CONSOLIDATE, THEN THESE CUSTOMERS MAY GENERATE LESS REVENUE FOR OUR BUSINESS.

         Some of our customers operate in industries that have experienced declines in demand and reduced or negative growth. Other customers operate in industries in which the volumes of trade and/or shipments have reduced considerably. If these industries continue to experience difficulties, it could adversely affect our business and our ability to collect receivables from these customers. Also, some industries are experiencing consolidation of participants to gain efficiencies, such as the ocean carrier market and the less-than-truckload/truckload transportation industry, which could result in the significant decline or disappearance in the revenues that we receive from consolidating customers.

IF DOWNWARD PRICING PRESSURE ON CERTAIN PRODUCTS AND SERVICES IS NOT COMPENSATED FOR BY INCREASED VOLUMES OF TRANSACTIONS OR INCREASED PRICES ELSEWHERE IN OUR BUSINESS, THEN WE MAY GENERATE LESS REVENUE FOR OUR BUSINESS.

         Some of our products and services are sold to industries where there is downward pricing pressure on the particular product or service, either due to competition, general industry conditions or otherwise. We may attempt to deal with this pricing pressure by getting these customers to commit to volumes of activity so that we may better control our costs. In addition, we may attempt to offset this pricing pressure by securing better margins on other products or services sold to the customer, or to other customers elsewhere in our business. If any downward pricing pressure cannot be so offset, then the particular customer may generate less revenue for our business or we may have less aggregate revenue. This could have an adverse impact on our operating results.

FROM TIME TO TIME, WE MAY BE SUBJECT TO ADDITIONAL LITIGATION OR DISPUTE RESOLUTION THAT COULD RESULT IN SIGNIFICANT COSTS TO US AND DAMAGE TO OUR REPUTATION.

         From time to time, we may be subject to additional litigation or dispute resolution in the ordinary course of business relating to any number or type of claims, including claims for damages related to undetected errors or malfunctions of our services and products or their deployment and claims relating to applicable securities laws. A product liability, patent infringement or securities class action claim could seriously harm our business because of the costs of defending the lawsuit, diversion of employees' time and attention, and potential damage to our reputation.

         Further, our services and products are complex and often implemented by our customers to interact with third-party technology or networks. Claims may be made against us for damages properly attributable to those third-party technologies or networks, regardless of our responsibility for any failure resulting in a loss - even if our services and products perform in accordance with their functional specifications. We may also have disputes with key suppliers for damages incurred which, depending on resolution of the disputes, could impact the ongoing quality, price or availability of the services or products we procure from the supplier. While our agreements with our customers, suppliers and other third-parties may contain provisions designed to limit exposure to potential claims, these limitation of liability provisions may not be enforceable under the laws of some jurisdictions. As a result, we could be required to pay substantial amounts of damages in settlement or upon the determination of any of these types of claims and incur damage to the reputation of the Company and our products. The likelihood of such claims and the amount of damages we may be required to pay may increase as our customers increasingly use our services and products for critical business functions or rely on our services and products as the systems of record to store data for use by other customer applications. Although we carry general liability and directors and officers insurance, our insurance may not cover potential claims or may not be adequate to cover all costs incurred in defense of potential claims or to indemnify us for all liability that may be imposed.

OUR RESTRUCTURING INITIATIVES MAY NOT ACHIEVE THEIR INTENDED RESULTS AND MAY IMPAIR OUR ABILITY TO SUSTAIN PROFITABILITY.

         We previously implemented separate restructuring plans in each of August 2001, June 2002 and May 2003. In May 2004, we announced that we were undertaking an additional restructuring. During 2005, we incurred restructuring charges and revisions of $14.1 million and reduced our global workforce by 45%. The objective of the restructuring plans was to reduce our cost structure in support of our services model and generate greater operating efficiencies through reductions in our workforce, and through consolidation of facilities and termination of operating contracts. Workforce reductions negatively impacted, and could continue to negatively impact, our remaining employees, including those directly responsible for sales, thereby impacting our ability to pursue new revenue opportunities. Further, any failure to retain and effectively manage our remaining employees could increase our costs, hurt our development and sales efforts, and impact the quality of our customer service. These restructuring activities have affected and may continue to affect our ability to pursue new transactions and maintain existing relationships with customers and prospects and therefore negatively affect future revenues. This could continue to harm our business, results of operations and financial condition.

WE REDUCED OUR WORKFORCE AS PART OF OUR COST REDUCTION INITIATIVES. IF WE FAIL TO ATTRACT AND RETAIN KEY PERSONNEL, IT WOULD ADVERSELY AFFECT OUR ABILITY TO DEVELOP AND EFFECTIVELY MANAGE OUR BUSINESS.

         Our performance is substantially dependent on the performance of our key technical and senior management personnel. We do not maintain life insurance policies on any of our employees. Our success is highly dependent on our continuing ability to identify, hire, train, motivate, promote, and retain highly qualified management, technical, and sales and marketing personnel, including key technical and senior management personnel. Competition for such personnel is always strong. Our inability to attract or retain the necessary management, technical, and sales and marketing personnel, or to attract such personnel on a timely basis, could have a material adverse effect on our business, results of operations, financial condition and the price of our securities. Since March 2004, our workforce has been reduced by almost 45% and included the departures of many members of management, including our CEO and CFO. In May 2005 we announced further changes to our management team with the addition of two executive vice-presidents, Chris Jones and Mark Weisberger, and the departure of another executive vice-president, Bruce Gordon. There can be no assurance that these changes and the resulting transition will not have a material adverse effect on our business, results of operation, financial condition and the price of our securities.

RECENT CHANGES IN REQUIREMENTS RELATING TO ACCOUNTING TREATMENT FOR EMPLOYEE STOCK OPTIONS MAY FORCE US TO CHANGE OUR BUSINESS PRACTICES, WILL RESULT IN ADDITIONAL EXPENSES THAT MAY MATERIALLY ADVERSELY AFFECT OUR BUSINESS.

         Recent changes implemented by accounting standards organizations and governmental authorities will soon require us to treat the value of past and future stock options granted to employees as a compensation expense. As a result, we may reevaluate our stock option compensation practices including the number of stock options granted to employees. In the absence of alternative cash or other compensation plans to replace any reduced benefits to employees under the stock option plan, this change could affect our ability to retain existing employees, attract qualified candidates and otherwise materially adversely affect our business. In addition, the incremental expense will make it more difficult to maintain profitability, which would in turn have a material adverse effect on our business.

WE HAVE REACHED AN AGREEMENT-IN-PRINCIPLE TO SETTLE, BUT STILL FACE, SECURITIES CLASS ACTION LITIGATION.

         On or about May 19, 2004, we were named as a defendant in a securities class action lawsuit captioned BRIJ WALIA V. THE DESCARTES SYSTEMS GROUP INC., ET AL., which was filed in the United States District Court for the Southern District of New York purportedly on behalf of purchasers of our common stock between June 4, 2003 and May 6, 2004. The complaint also names as defendants two of our former officers. The complaint alleges, among other things, that the defendants made misstatements to the investing public between June 4, 2003 and May 6, 2004 regarding our financial condition. Three additional complaints were also filed making substantially similar allegations, and all four actions were consolidated before a single judge for pretrial purposes. On November 2, 2004, we announced that we had reached an agreement-in-principle to settle the consolidated class action litigation, subject to a formal written settlement agreement and court approval. In January 2005, the parties to the litigation executed a memorandum of understanding that memorialized the terms of the settlement-in-principle. On April 11, 2005, the parties executed definitive settlement papers, which were filed with the court along with a motion for preliminary approval of the proposed settlement on April 12, 2005. On June 1, 2005, the court, among other things, preliminarily approved the proposed settlement, ordered that notice of the proposed settlement be provided to potential claimants and ordered that a settlement hearing be held before the court on September 16, 2005 to consider final court approval of the proposed settlement. While we indicated on November 2, 2004 that we did not expect the settlement-in-principle to have any future impact on our operating results, there can be no assurance that the class action litigation will not have a material adverse effect on our results of operations or financial position if the terms of the settlement-in-principle are altered, or if the agreed settlement-in-principle is not approved by applicable courts.

WE MAY IN THE FUTURE HAVE INCREASING DIFFICULTY OBTAINING AND MAINTAINING COST-EFFECTIVE INSURANCE WHICH MAY HAVE A MATERIAL ADVERSE EFFECT ON OUR BUSINESS, RESULTS OF OPERATIONS AND FINANCIAL CONDITION, AS WELL AS RESTRICT OUR ABILITY TO ATTRACT AND RETAIN OUTSIDE DIRECTORS FOR OUR BOARD OF DIRECTORS.

         We obtain insurance to cover a variety of potential risks and liabilities. In the current market, insurance coverage is becoming more restrictive. When insurance coverage is offered, the deductible for which we are responsible is larger and premiums have increased substantially, particularly with respect to our director and officer liability insurance. As a result, it may, in the future, become more difficult to maintain insurance coverage at historical levels, or if such coverage is available, the cost to obtain or maintain it may increase substantially. This is especially so where we have claims experience pursuant to a particular policy, such as our recent agreement-in-principle to settle the class action litigation for $1.5 million of which our insurers are paying $1.1 million. If insurance is more difficult, or unable, to be obtained then this may result in our being forced to bear the burden of an increased portion of risks for which we have traditionally been covered by insurance, which could have a material adverse effect on our business, results of operations and financial condition. This could also restrict our ability to attract and retain outside directors to our Board of Directors.

OUR COMMON STOCK PRICE HAS IN THE PAST BEEN VOLATILE AND MAY ALSO BE IN THE FUTURE.

         The trading price of our common stock has in the past been subject to wide fluctuations and may also be in the future. This may make it more difficult for you to resell your common shares when you want at prices that you find attractive. These fluctuations may be caused by events unrelated to our operating performance and beyond our control. Factors that may contribute to fluctuations include, but are not limited to:

         o Revenue or results of operations in any quarter failing to meet the expectations, published or otherwise, of the investment community;
         o Changes in recommendations or financial estimates by industry or investment analysts;
         o   Changes in management;
         o   Outcomes of litigation or arbitration proceedings;
         o Announcements of technological innovations or acquisitions by us or by our competitors;
         o Introduction of new products or significant customer wins or losses by us or by our competitors;
         o Developments with respect to our intellectual property rights or those of our competitors;
         o   Rumors or dissemination of false and/or misleading information;
         o Fluctuations in the stock prices of other companies in the technology and emerging growth sectors;
         o   General market conditions; and
         o   Other risk factors set out in this Annual Report.

         If the market price of a company's stock drops significantly, stockholders could institute securities class action lawsuits against that company, regardless of the merits of such claims. Such a lawsuit, such as the ones in which we were named a defendant on or about May 19, 2004 (as discussed above), could cause us to incur substantial costs and could divert the time and attention of our management and other resources from our business.

WE COULD BE EXPOSED TO BUSINESS RISKS IN OUR INTERNATIONAL OPERATIONS THAT COULD LIMIT THE EFFECTIVENESS OF OUR GROWTH STRATEGY AND CAUSE OUR OPERATING RESULTS TO SUFFER.

         While our headquarters are in North America, we currently have direct operations in both Europe and the Asia Pacific region. Though we have reduced our presence in these geographies, we anticipate that these international operations will continue to require significant management attention and financial resources to localize our services and products for delivery in these markets, to develop compliance expertise relating to international regulatory agencies, and to develop direct and indirect sales and support channels in those markets. We face a number of risks associated with conducting our business internationally that could negatively impact our operating results, including:

         o Longer collection time from foreign clients, particularly in the Asia Pacific region;
         o   Difficulty in repatriating cash from certain foreign jurisdictions;

         o Language barriers, conflicting international business practices, and other difficulties related to the management and administration of a global business;
         o Difficulties and costs of staffing and managing geographically disparate direct and indirect operations;
         o   Currency fluctuations and exchange and tariff rates;
         o Multiple, and possibly overlapping, tax structures and the burden of complying with a wide variety of foreign laws;
         o   Trade restrictions;
         o The need to consider characteristics unique to technology systems used internationally;
         o   Economic or political instability in some international markets;
             and
         o   Other risk factors set out in this Annual Report.

IF WE NEED ADDITIONAL CAPITAL IN THE FUTURE AND ARE UNABLE TO OBTAIN IT AS NEEDED OR CAN ONLY OBTAIN IT ON UNFAVORABLE TERMS, OUR OPERATIONS AND GROWTH STRATEGY MAY BE ADVERSELY AFFECTED, AND THE MARKET PRICE FOR OUR SECURITIES COULD DECLINE.

         Historically, we have financed our operations primarily through cash flows from our operations, long-term borrowings, and the sale of our debt and equity securities. As of April 30, 2005, we had cash, cash equivalents and marketable securities of approximately $53.1 million and a $9.5 million operating line of credit of which $8.5 million is unutilized. On June 30, 2005, we paid $27.7 million to satisfy outstanding principal and interest on the maturity of all of our remaining convertible debentures. While we believe we have sufficient liquidity to fund our operating requirements for 2006, we may need to raise additional debt or equity capital to fund expansion of our operations, to enhance our services and products, or to acquire or invest in complementary products, services, businesses or technologies. If we raise additional funds through further issuances of convertible debt or equity securities, our existing stockholders could suffer significant dilution, and any new equity securities we issue could have rights, preferences, and privileges superior to those attaching to our common stock. Any debt financing secured by us in the future could involve restrictive covenants relating to our capital raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities, including potential acquisitions. In addition, we may not be able to obtain additional financing on terms favorable to us, if at all. If adequate funds are not available on terms favorable to us, our operations and growth strategy may be adversely affected and the market price for our common stock could decline.

CHANGES IN THE VALUE OF THE US DOLLAR, AS COMPARED TO THE CURRENCIES OF OTHER COUNTRIES WHERE WE TRANSACT BUSINESS, COULD HARM OUR OPERATING RESULTS AND FINANCIAL CONDITION.

         To date, our international revenues have been denominated primarily in US dollars. However, the majority of our international expenses, including the wages of our non-US employees and certain key supply agreements, have been denominated in currencies other than the US dollar. Therefore, changes in the value of the US dollar as compared to these other currencies may materially adversely affect our operating results. We generally have not implemented hedging programs to mitigate our exposure to currency fluctuations affecting international accounts receivable, cash balances and intercompany accounts. We also have not hedged our exposure to currency fluctuations affecting future international revenues and expenses and other commitments. Accordingly, currency exchange rate fluctuations have caused, and may continue to cause, variability in our foreign currency denominated revenue streams and our cost to settle foreign currency denominated liabilities. In particular, we incur a significant portion of our expenses in Canadian dollars relative to the amount of revenue we receive in Canadian dollars, so fluctuations in the Canadian-US dollar exchange rate could have a material adverse effect on our business, results of operations and financial condition.

FAIR VALUE ASSESSMENTS OF OUR INTANGIBLE ASSETS REQUIRED BY GAAP MAY REQUIRE US TO RECORD SIGNIFICANT NON-CASH CHARGES ASSOCIATED WITH INTANGIBLE ASSET IMPAIRMENT.

         Portions of our assets are intangible, which include customer agreements and relationships, non-compete covenants, existing technologies and trade names. We amortize intangible assets on a straight-line basis over their estimated useful lives, which is generally five years. We review the carrying value of these assets at least annually for evidence of impairment. In accordance with SFAS No. 144, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of," an impairment loss is recognized when the estimate of undiscounted future cash flows generated by such assets is less than the carrying amount. Measurement of the impairment loss is based on the present value of the expected future cash flows. Future fair value assessments of intangible assets may require additional impairment charges to be recorded in the results of operations for future periods. This could have a material adverse effect on our business.

CONTINUED REGIONAL AND/OR GLOBAL ECONOMIC, POLITICAL AND MARKET CONDITIONS, INCLUDING ACTS OF TERRORISM AND ARMED CONFLICT, MAY CAUSE A DECREASE IN DEMAND FOR OUR SUPPLY CHAIN SERVICES AND SOFTWARE WHICH MAY NEGATIVELY AFFECT OUR REVENUE AND OPERATING RESULTS.

         Our revenue and profitability depend on the overall demand of our current and potential customers for our supply chain services and products. Regional and/or global changes in the economy and financial markets, viral outbreaks, and political instability in geographic areas have resulted in companies generally reducing spending for technology services and products and delaying or reconsidering potential purchases of our supply chain services and products. The economic uncertainty resulting from continuation or escalation of military action or terrorist activity may continue to negatively impact our customers and cause them to limit or reduce spending on our services and products. Future declines in demand for our services and/or products could adversely affect our revenues and operating results.

FAILURE TO ACHIEVE BROAD MARKET ACCEPTANCE OF THE WAY IN WHICH WE PRICE AND DELIVER SERVICES AND PRODUCTS COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR BUSINESS AND RESULTS OF OPERATIONS AND FINANCIAL CONDITION.

         We have two primary models for pricing and delivering services and products: one whereby we deliver services and products over our proprietary network, for which we charge customers on a per-transaction basis; and one whereby we license our products to customers in exchange for a license fee. If this business strategy is flawed, or if we are unable to execute on it effectively, our business, operating results and financial condition could be substantially harmed. Any factor adversely affecting market acceptance of the ways by which our services and products are priced or delivered, including the availability and price of competing services and products or negative industry analyst commentary, could have a material adverse effect on our business, results of operations and financial condition.

IF WE ARE UNABLE TO GENERATE BROAD MARKET ACCEPTANCE OF OUR SERVICES AND PRODUCTS, SERIOUS HARM COULD RESULT TO OUR BUSINESS.

         We currently derive substantially all of our revenues from our supply chain services and products and expect to do so in the future. Broad market acceptance of these types of services and products is therefore critical to our future success. The demand for, and market acceptance of, our services and products are subject to a high level of uncertainty. Our services and products are often considered complex and may involve a new approach to the conduct of business by our customers. Intensive marketing and sales efforts may be necessary to educate prospective customers regarding the uses and benefits of these services and products in order to generate demand. There can be no assurance, however, that such efforts will enable us to maintain our current level of market acceptance or to achieve any additional degree of market acceptance. The market for our services and products may weaken, competitors may develop superior services and products or we may fail to develop acceptable services and products to address new market conditions. Any one of these events could have a material adverse effect on our business, results of operations and financial condition.

THE GENERAL CYCLICAL AND SEASONAL NATURE OF OUR BUSINESS MAY HAVE A MATERIAL ADVERSE EFFECT ON OUR BUSINESS, RESULTS OF OPERATIONS AND FINANCIAL CONDITION.

         Our business may be impacted from time to time by the general cyclical and seasonal nature of particular modes of transportation and the freight market in general, as well as the cyclical and seasonal nature of the industries that such markets serve. Factors which may create cyclical fluctuations in such modes of transportation or the freight market in general include legal and regulatory requirements, timing of contract renewals between our customers and their own customers, seasonal based tariffs, vacation periods applicable to particular shipping or receiving nations, and amendments to international trade agreements. Since some of our revenues from particular products and services are tied to the volume of shipments being processed, adverse fluctuations in the volume of global shipments or shipments in any particular mode of transportation may affect our revenues and have a material adverse affect on our business, results of operations and/or financial condition.

WE MAY NOT REMAIN COMPETITIVE. INCREASED COMPETITION COULD SERIOUSLY HARM OUR BUSINESS.

         The market for supply chain technology is highly competitive and subject to rapid technological change. We expect that competition will increase in the future. To maintain and improve our competitive position, we must continue to develop and introduce in a timely and cost effective manner new products, product features and network services to keep pace with our competitors. Current and potential competitors include supply chain application software vendors, customer internal development efforts, value-added networks and business document exchanges, enterprise resource planning software vendors and general business application software vendors. Many of our current and potential competitors may have one or more of the following relative advantages:

         o   Longer operating history;
         o Greater financial, technical, marketing, sales, distribution and other resources;
         o   Lower cost structure and more profitable operations;
         o   Superior product functionality in specific areas;
         o   Greater name recognition;
         o   A broader range of products to offer;
         o   Better performance;
         o   A larger installed base of customers;
         o   Established relationships with customers that we are targeting; or
         o   Greater worldwide presence.

         Further, current and potential competitors have established, or may establish, cooperative relationships and business combinations among themselves or with third parties to enhance their products, which may result in increased competition. In addition, we expect to experience increasing price competition and competition surrounding other commercial terms as we compete for market share. In particular, larger competitors or competitors with a broader range of services and products may bundle their products, rendering our products more expensive and/or relatively less functional. As a result of these and other factors, we may be unable to compete successfully with our existing or new competitors.

SYSTEM OR NETWORK FAILURES IN CONNECTION WITH OUR SERVICES AND PRODUCTS COULD REDUCE OUR SALES, IMPAIR OUR REPUTATION, INCREASE COSTS OR RESULT IN LIABILITY CLAIMS, AND SERIOUSLY HARM OUR BUSINESS.

         Any disruption to our services and products, our own information systems or communications networks or those of third-party providers upon whom we rely as part of our own product offerings, including the Internet, could result in the inability of our customers to receive our products for an indeterminate period of time. Our services and products may not function properly for any of the following reasons:

         o   System or network failure;
         o   Interruption in the supply of power;
         o   Virus proliferation;
         o   Earthquake, fire, flood or other natural disaster; or
         o   An act of war or terrorism.

         Although we have made significant investments, both internally and with third-party providers, in redundant and back-up systems for some of our services and products, these systems may be insufficient or may fail and result in a disruption of availability of our products or services to our customers. Any disruption to our services could impair our reputation and cause us to lose customers or revenue, or face litigation, customer service or repair work that would involve substantial costs and distract management from operating our business.

SERIOUS HARM TO OUR BUSINESS COULD RESULT IF THERE IS A SECURITY FAILURE OR VIRUS PROLIFERATION WITH OUR SERVICES AND PRODUCTS.

         The secure exchange of customer information over public networks is a significant concern of consumers engaging in on-line transactions and interaction. Our services and products use various security methods to provide the security necessary to enable the secure exchange of customer information. We also implement commercial virus software. Advances in computer capabilities, new discoveries in the field of computer security, or other events or developments could result in a compromise or breach of the algorithms that these security methods use to protect customer transaction data. Computer viruses may nevertheless infiltrate our products or the networks over which we deliver our services, resulting in unexpected results, unavailability of our services and products and significant costs to eliminate the virus. If any compromise, breach of security or virus infiltration were to occur, it could have a material adverse effect on our reputation, business, results of operations and financial condition.

IF THE DEVELOPMENT OF OUR SERVICES AND PRODUCTS FAILS TO KEEP PACE WITH OUR INDUSTRY'S RAPID EVOLUTION, OUR FUTURE RESULTS MAY BE MATERIALLY AND ADVERSELY AFFECTED.

         The markets for our services and products are subject to rapid technological change, changing customer needs, frequent new product introductions and evolving industry standards. We have historically been successful in keeping pace with, if not leading, these changes, but if we fail to do so in the future, our services and products may be rendered less competitive or obsolete. Our services and product development and testing efforts have required, and are expected to continue to require, substantial investments and may take significant periods of time. We may not possess sufficient resources to continue to make future necessary investments in technology on a timely basis or complete the developments that we have already undertaken. Cutbacks in our workforce could lengthen the time necessary to develop our products or cause us to abandon certain development. In addition, we may not successfully identify new product opportunities or develop and bring new services and products to market in a timely and efficient manner.

         Our growth and future operating results will depend, in part, upon our ability to continue to enhance existing services and products and develop and introduce new services and products or capabilities that:

         o   Meet or exceed technological advances in the marketplace;
         o Meet changing market and customer requirements, including rapid realization of benefits and the need to rapidly manage and analyze increasingly large volumes of data;
         o Comply with changing industry standards and achieve market acceptance;
         o Integrate with system platforms, operating environments and user interfaces commercially accepted from time to time; and
         o Integrate third-party technology effectively and respond to competitive offerings.

         If we are unable, for technological or other reasons, to develop and introduce new and enhanced services and products in a timely manner, we may lose existing customers or fail to attract new customers, which may have a material adverse effect on our results of operations and financial condition.

OUR EFFORTS TO DEVELOP AND SUSTAIN STRATEGIC RELATIONSHIPS TO IMPLEMENT AND PROMOTE OUR SERVICES AND PRODUCTS MAY FAIL, WHICH COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR RESULTS OF OPERATIONS AND FINANCIAL CONDITION.

         We are developing, maintaining and enhancing significant working relationships with complementary vendors, such as software companies, service providers, consulting firms, resellers and others that we believe can play important roles in marketing our services and products. We are currently investing, and intend to continue to invest, significant resources to develop and enhance these relationships, which could adversely affect our operating margins. We may be unable to develop relationships with organizations that will be able to market our products effectively. Our arrangements with these organizations are not exclusive and, in many cases, may be terminated by either party without cause. Many of the organizations with which we are developing or maintaining marketing relationships have commercial relationships with our competitors. There can be no assurance that any organization will continue its involvement with us or with our products. The loss of relationships with important organizations could materially and adversely affect our results of operations and financial condition.

WE DEPEND ON OUR THIRD-PARTY PROVIDERS FOR OUR SERVICES AND PRODUCT OFFERINGS AND OUR BUSINESS. IF OUR RELATIONSHIPS WITH ANY OF THESE THIRD-PARTY PROVIDERS ARE IMPAIRED, OUR BUSINESS COULD BE HARMED.

         We incorporate and include third-party services and products into and with our own services and products. We are likely to incorporate third-party services and products into our own services and products, and include additional third-party products in our service and product offerings, as we expand our own service and product offerings. In addition, we use third-party services and products as part of our own internal financial information systems. If our relations with any of our third-party providers are impaired such that we cannot secure access to their services or products on favorable terms, or if we are unable to obtain or develop a replacement for the third-party service or product, our business could be harmed. The operation of our own services and products or financial systems would be impaired if errors occur in the third-party products, or failures occur in the third-party services, that we utilize. It may be more difficult for us to correct any defects in third-party services or products because the services or products are not within our control. Accordingly, our business could be adversely affected in the event of any errors in these third-party products or failures of third-party services. There can be no assurance that these third-parties will continue to invest the appropriate levels of resources in their services and products to maintain and enhance their products' capabilities.

OUR SUCCESS AND ABILITY TO COMPETE DEPENDS UPON OUR ABILITY TO SECURE AND PROTECT PATENTS, TRADEMARKS AND OTHER PROPRIETARY RIGHTS.

         We consider certain aspects of our internal operations, our products, services and related documentation to be proprietary, and we primarily rely on a combination of patent, copyright, trademark and trade secret laws and other measures to protect our proprietary rights. Patent applications or issued patents, as well as trademark, copyright, and trade secret rights, may not provide significant protection or competitive advantage and may require significant resources to obtain and defend. We also rely on contractual restrictions in our agreements with customers, employees, outsourced developers and others to protect our intellectual property rights. There can be no assurance that these agreements will not be breached, that we have adequate remedies for any breach, or that our patents, copyrights, trademarks or trade secrets will not otherwise become known. Moreover, the laws of some countries do not protect proprietary intellectual property rights as effectively as do the laws of the United States and Canada. Protecting and defending our intellectual property rights could be costly regardless of venue.

         Through an escrow arrangement, we have granted some of our customers a contingent future right to use our source code for software products solely for internal maintenance services. If our source code is accessed through an escrow, the likelihood of misappropriation or other misuse of our intellectual property may increase.

CLAIMS THAT WE INFRINGE THIRD-PARTY PROPRIETARY RIGHTS COULD TRIGGER INDEMNIFICATION OBLIGATIONS AND RESULT IN SIGNIFICANT EXPENSES OR RESTRICTIONS ON OUR ABILITY TO PROVIDE OUR SERVICES.

         Competitors and other third-parties have claimed and in the future may claim that our current or future services or products infringe their proprietary rights or assert other claims against us. Many of our competitors have obtained patents covering products and services generally related to our products and services, and they may assert these patents against us. Such claims, with or without merit, could be time consuming and expensive to litigate or settle and could divert management attention from focusing on our core business. As a result of such a dispute, we may have to pay damages, incur substantial legal fees, suspend the sale or deployment of our services and products, develop costly non-infringing technology, if possible, or enter into license agreements, which may not be available on terms acceptable to us, if at all. Any of these results would increase our expenses and could decrease the functionality of our services and products, which would make our services and products less attractive to our current or potential customers. We have agreed in some of our agreements, and may agree in the future, to indemnify other parties for any expenses or liabilities resulting from claimed infringements of the proprietary rights of third-parties. If we are required to make payments pursuant to these indemnification agreements, it could have a material adverse effect on our business, results of operations and financial condition.


ITEM 4.  INFORMATION ON THE COMPANY

A.       HISTORY AND DEVELOPMENT OF THE COMPANY

         We were amalgamated in Ontario, Canada under the name The Descartes Systems Group Inc. on January 26, 1999. Our legal name and commercial name is The Descartes Systems Group Inc. We are a corporation domiciled in the Province of Ontario, Canada and operate under the Ontario Business Corporations Act. Our principal executive offices are located at 120 Randall Drive, Waterloo, Ontario, Canada N2V 1C6 and our telephone number is (519) 746-8110. Our agent for service of process in the United States is our wholly-owned subsidiary Descartes Systems
(USA) LLC, Powers Ferry Business Park, Suite 510, Building 500, 2300 Powers Ferry Rd. NW, Atlanta, GA 30339, telephone number (678) 247-0400. Our web-site is http://www.descartes.com. Information on our web-site is not incorporated by reference in this Annual Report.

         Significant product and business developments over the last fiscal year have been as follows:

FISCAL 2005

         In the early part of fiscal 2005 we were presented with a number of business challenges. In May 2004 we announced that we were undertaking a review of our 2004 financial statements that were previously released in unaudited form, that we had terminated the employment of our then-CEO, Mr. Manuel Pietra, and that our first quarter revenues would be materially below previously announced expectations. Following these announcements we were named as a defendant in securities class action lawsuits initiated in the US.

         To meet the challenges, we appointed an interim Office of the CEO that included our then-EVP Strategic Development, Arthur Mesher, and our CFO, Brandon Nussey, who had been appointed to that position in March 2004. We completed the audit of our 2004 financial statements, and determined to make certain adjustments to the previously announced unaudited financial statements, including reducing revenues by $1.9 million; increasing the loss per share by $0.16; decreasing total assets by approximately $6.5 million; and decreasing total liabilities by $0.2 million. We undertook significant expense reduction initiatives designed to produce recurring quarterly expense savings, which initiatives included reducing our workforce by approximately 45%, closing numerous global offices (particularly in the Asia Pacific geographic region) and exiting various operating contracts.

         By the latter-half of 2005, we had made significant advances in meeting these challenges. We settled-in-principle all securities class action lawsuits for $1.5 million (with a contribution of $1.1 million from our insurers and the balance being contributed by us). We appointed Arthur Mesher as our CEO. We completed the expense reduction initiatives and reduced our quarterly expenses in the fourth quarter of 2005 to $12.0 million from $33.8 million in the second quarter when the initiatives were commenced. By the fourth quarter of 2005 we had significantly improved our operating performance from earlier in the year, which resulted in our cash position increasing by $2.4 million from the end of the third quarter and in our GAAP loss being further reduced.

Further detail regarding these events is as follows:

MANAGEMENT CHANGES - On May 6, 2004, we announced the termination of Manuel Pietra as Chief Executive Officer and President of Descartes effective immediately. Arthur Mesher, the former Executive Vice-President, Strategic Development and Brandon Nussey, Chief Financial Officer, were appointed to replace Mr. Pietra on an interim basis and together formed the Office of the Chief Executive Officer reporting to the Board of Directors. On November 2, 2004, we announced that Arthur Mesher had been appointed Chief Executive Officer and that Brandon Nussey would continue in his role as Chief Financial Officer.

EXPENSE REDUCTION INITIATIVES - On May 17, 2004, we announced that we were taking action to significantly reduce expenses and implement a downsizing of our global staff. In addition, we announced we would be closing certain offices, and canceling certain leases and consulting and other operating contracts. The focus of the downsizing was our regional operational structure and has resulted in a significantly smaller global direct sales force and management level in the organization. On September 2, 2004, we announced that we found and acted upon additional opportunities for cost savings, particularly in the area of staff reductions. The aggregate result of these initiatives was a downsizing of the global workforce by approximately 45%. In relation to these expense reduction initiatives, we recorded a charge of approximately $7.4 million in the second quarter of 2005 and a charge of $0.6 million in the third quarter of 2005. Additionally, as indicated in our May 17, 2004 press release, we reviewed our assets for redundancy. As a result, we recorded a non-cash charge of $5.8 million in the second quarter of 2005 related to the write-off of assets such as leaseholds, office furniture, and employee and network computer hardware and software. The impact of the expense reduction initiatives on our financial condition and results of operation is discussed in more detail later in this Annual Report.

CLASS ACTION LITIGATION - On or about May 19, 2004, we were named as a defendant in a securities class action lawsuit captioned BRIJ WALIA V. THE DESCARTES SYSTEMS GROUP INC., ET AL., which was filed in the United States District Court for the Southern District of New York purportedly on behalf of purchasers of our common stock between June 4, 2003 and May 6, 2004. The complaint also names as defendants two of our former officers. The complaint alleges, among other things, that the defendants made misstatements to the investing public between June 4, 2003 and May 6, 2004 regarding our financial condition. Three additional complaints were filed making substantially similar allegations and, subsequently, all four complaints were consolidated into a single complaint. On November 2, 2004, we announced that we had reached an agreement in principle to settle all of these class action claims. Under the terms of the settlement-in-principle, a settlement fund will be established in the total amount of $1.5 million, of which approximately $1.1 million will be paid by Descartes' insurers and the remainder paid by us. In January 2005, the parties to the litigation executed a memorandum of understanding that memorialized the terms of the settlement-in-principle. On April 11, 2005, the parties executed definitive settlement papers, which were filed with the court along with a motion for preliminary approval of the proposed settlement on April 12, 2005. On June 1, 2005, the court, among other things, preliminarily approved the proposed settlement, ordered that notice of the proposed settlement be provided to potential claimants and ordered that a settlement hearing be held before the court on September 16, 2005 to consider final court approval of the proposed settlement.

ADOPTION OF SHAREHOLDER RIGHTS PLAN - On November 30, 2004, we announced that our Board of Directors had adopted a shareholder rights plan (the "Rights Plan") to ensure the fair treatment of shareholders in connection with any take-over offer, and to provide the Board of Directors and shareholders with additional time to fully consider any unsolicited take-over bid. The Company did not adopt the Rights Plan in response to any specific proposal to acquire control of the Company. The Rights Plan was approved by the Toronto Stock Exchange and approved by our shareholders on May 18, 2005.

The Rights Plan took effect as of November 29, 2004, and has an initial term of three years. The Rights Plan is similar to plans adopted by other Canadian companies and approved by their shareholders.

         In addition to these challenges and changes, we had the following business and product developments in 2005:

         o Launched an industry-focused program to enable companies to measure the costs and benefits of radio-frequency identification (RFID) across a company's supply chain;
         o Consolidated our operations in Waterloo, Ontario and Atlanta, Georgia and closed various regional offices in the U.S., Brazil, France, Germany, the Netherlands, Hong Kong and China;
         o Signed a three-year global messaging gateway deal with British Airways World Cargo, one of the largest air cargo carriers;
         o Announced that Autozone, CVS/Pharmacy, Ashley Furniture Industries and Peapod, all market-leaders in their respective fields, were expanding their implementations of our solutions; and
         o Announced that Ferrellgas Partners LP, a leading U.S. propane distributor, was successfully deploying our real-time Routing and Scheduling solution.

FISCAL 2006

         Since January 31, 2005, we have had other developments in our business. In March 2005 we announced that our Customer Global User Group Steering Committee included representatives from Eastman Kodak, CVS Corporation, The Schwan Food Company, Ferrellgas Partners, U.B.C.R., Kinetetsu, Integrated Logistics, Capital Coors, and Ocado Limited. Later in March, we announced the launch of our new Ocean rate management product, Ocean RateBuilder(TM). We also announced expanded customer relationships with Exel and Hanjin for Ocean Contract Management, and Kuehne & Nagel for Global Air Messaging.

         In May 2005, we strengthened our management team by adding two industry veterans: Chris Jones and Mark Weisberger. Mr. Jones, a former Senior Vice-President in Aberdeen Group's Value Chain Reserve division, joined us as Executive Vice-President, Solutions & Markets. Mr. Weisberger, an enterprise software industry veteran with over 20 years experience specializing in field operations, joined us as Executive Vice-President, Field Operations. In addition, we announced the departure of Bruce Gordon, former Executive Vice-President, Operations.

         At our annual and special meeting of shareholders held on May 18, 2005 in Toronto, our shareholders elected 2 new directors to our existing 5-member board of directors: Arthur Mesher, our CEO; and, Olivier Sermet. Additional information about Messrs. Mesher and Sermet is included in Item 6 of this Annual Report.

         On May 25, 2005 we announced our financial results for the first quarter of 2006, which results included the following:

         o Record net income of $0.5 million, improved from a loss of $1.0 million in the previous quarter (Q4FY05) and significantly improved from a loss of $28.9 million in the same quarter a year-ago (Q1FY05);
         o Record earnings per share of $0.01, improved from a loss per share of $(0.02) in Q4FY05 and $(0.71) in Q1FY05;
         o Revenue of $11.3 million, as compared to $11.0 million in Q4FY05 and $13.3 million in Q1FY05;
         o   Gross margin of 57%, as compared to 55% in Q4FY05;
         o Further reduction in days-sales-outstanding (DSOs) to 52 days, down from 58 days in Q4FY05 and down from 87 days in Q1FY05; and
         o A $4.3 million increase in cash, cash equivalents and marketable securities since the end of Q4FY05.

         In June, we announced an expanded real-time routing and scheduling relationship with Tomra Recycling, including use of the Nextel Nationwide Network. We also announced that both Samsung Electronics and Meridian IQ (a subsidiary of Yellow Freight) were customers of our products and services.

         On June 30, 2005 we paid $27.7 million in principal and interest to satisfy all of our outstanding convertible debentures on their maturity.

PRINCIPAL CAPITAL EXPENDITURES AND DIVESTITURES

         In 2003, we used $16.8 million in cash in operating activities - $11.6 million of which was spent on restructuring, $4.0 million of which was interest payments and the balance used in operations. In addition, we used $5.3 million in cash to acquire capital assets (principally equipment and software to support our global operations and build our global logistics network infrastructure) and $2.2 million in cash to acquire Tradevision AB, a Sweden-based provider of global operations and value-added software solutions for transportation logistics. We also used $1.5 million in cash to purchase $1.5 million principal amount of our outstanding convertible debentures.

         In 2004, we used $32.6 million in cash in operating activities - $17.2 million of which was spent on restructuring, $2.8 million of which was interest payments and the balance used in operations. In addition, we used $5.8 million in cash to acquire capital assets (principally equipment and software to support our global operations and centralize our support functions). We used $43.3 million in cash to purchase $45.0 million principal amount of our outstanding convertible debentures. We also used $27.2 million to repurchase 11,578,000 of our common shares.

         In 2005, we used $15.0 million in cash in operating activities - $7.3 million of which was spent on restructuring, $1.5 million of which was interest payments and the balance used in operations. In addition, we used $1.1 million in cash to acquire capital assets (principally equipment and software to support our global operations and centralize our support functions).

         On June 30, 2005 we paid $27.7 million in principal and interest to satisfy all of our outstanding convertible debentures on their maturity.

B.       BUSINESS OVERVIEW

         We develop, market, operate, implement and support software and services for supply chain management. We have significant experience in providing integrated software applications and network services to help our customers manage their end-to-end supply chain. Our history of serving industries with short order-to-fulfillment cycles has allowed us to develop significant expertise regarding the requirements of logistics and to design solutions that address the specific needs of enterprises seeking to reduce costs, save time and enhance customer satisfaction. Our technology-based solutions provide connectivity and business document exchange, route planning and wireless dispatch, inventory and asset visibility, transportation management, carrier contract management, and warehouse optimization. In addition, we provide a variety of related services, including support and maintenance services, consulting, implementation and training. Our primary target industries are retail, consumer product goods, discrete manufacturing and transportation. Companies in over 60 countries use our solutions.

         Our origins are in providing logistics-focused software designed to optimally plan and manage routes for direct delivery and retail customers with private fleets. Over the past several years, supply chain management has been changing, as companies across industry verticals are increasingly seeking real-time control of their supply chain activities.

         We offer solutions to retailers, discrete manufacturers, distributors and transportation companies that go beyond traditional applications that only address one particular point of a logistics problem. We provide an end-to-end suite capable of combining business document exchange and mobile and wireless applications with supply chain execution applications, such as transportation management, routing and scheduling and inventory visibility.

         Our solutions are offered as suites to target industries. Modular in approach, the industry-focused suites enable our customers to purchase and use one module at a time or combine several modules as part of their end-to-end, real-time supply chain solution. This gives customers an opportunity to add supply chain services and capabilities as their business needs grow and change.

         To develop and support an end-to-end suite of solutions, in 2003, we first introduced the LOGISTICS NETWORK OPERATING SYSTEM(TM) (LNOS) built on Microsoft .NET standards. The LNOS is the foundation or architecture upon which our newer product suites operate, enabling us to offer end-to-end solutions to our existing and potential clients. As a result of the LNOS component-based architecture, we can offer many of our applications to customers either hosted by us or hosted by the customer behind its own firewall. Our flexible pricing model offers customers the opportunity to either purchase solutions on a subscription basis or license solutions for their own installation.

         PRINCIPAL PRODUCTS AND SERVICES

         Our solutions are offered as suites to our target industries. Modular in approach, the industry-focused enterprise suites enable our customers to purchase and use one module at a time or combine several modules as part of their end-to-end, real-time supply chain solution. This gives our customers an opportunity to add supply chain services and capabilities as their business needs grow and change.

         Helping us to develop and support our solutions is the LOGISTICS NETWORK OPERATING SYSTEM(TM) (LNOS). The LNOS is the foundation or architecture upon which our newer product suites operate, enabling us to integrate our applications and offer end-to-end enterprise solutions.

GLOBAL LOGISTICS NETWORK
------------------------

         We have solutions for different logistics communities that address logistics connectivity and connect trading partners through value-added networks to exchange logistics messages. For transportation service providers, we operate the GLOBAL LOGISTICS NETWORK(TM) value-added networks for air messaging, ocean messaging and road and land messaging.

         Logistics connectivity consists of connecting a company to its trading partners, and allowing that trading community to communicate logistics-related information such as delivery status messages. Logistics connectivity is available either by itself or together with one, or several, of our other applications.

         Our GLOBAL LOGISTICS NETWORK(TM) offers services for air carriers and freight forwarders in Europe and North America. Our air messaging services help simplify cargo management. We specialize in providing electronic services to the cargo industry and to companies engaged in import and export via applications such as Cargo 2000, LOGIMAN(TM), and PC PRO(TM).

         CARGO 2000

         Our CARGO 2000 application provides visibility of the air cargo supply chain in compliance with the Cargo 2000 initiative launched by the International Air Transport Association (IATA). The Cargo 2000 initiative seeks to set the rules for agreed business processes and automation standards within the air cargo industry. The application allows users to monitor, measure and report on master air waybills for shipments airport-to-airport. Information provided by the system includes quality reports, shipment status, exception alerts, route maps and departure time reports.

         LOGIMAN(TM)

         LOGIMAN(TM) is designed to track the progress of air cargo as it moves across borders, between forwarders and carriers, and through the world's freight terminals. Features of the application include consignments generated from electronic messages or via web forms, proactive web-based status reports matched against estimated dates/times on consignment, and proactive alerts of shipment status changes or missed milestones.

         PC PRO(TM)

         PC PRO(TM) is an electronic forwarding system designed to help small-to-medium freight forwarders handle the complexities of freight cargo management online. Through an electronic infrastructure connecting them to customers and logistics partners, freight forwarders can optimize freight booking capacity, send electronic waybills and ensure that consignments are handled efficiently at freight terminals around the world.

         We also offer ocean, road and land messaging services via the GLOBAL LOGISTICS NETWORK(TM). We provide transaction exchange and connectivity services including Internet electronic data interchange ("EDI"), trading ramp-up programs, data standards and protocol conversion, transportation-specific document compliance, audit and error checking and archiving.

         TURNAROUND DOCUMENTS(TM)

         For shippers and carriers without EDI capabilities, we offer an application called Turnaround Documents(TM) which enables users to process purchase orders, sales orders, bills of lading and the status of shipments in standard format required for specific EDI transaction sets via our value-added networks.

Supply Chain Solution Suites
----------------------------

         Our solution suites include Supply Chain Execution Management, Transportation Management, Ocean Rate and Contract Management and Routing and Scheduling. The underlying architecture for these solution suites is our LNOS architecture, and the applications described below are in varying stages of being fully integrated to the LNOS architecture.

         SUPPLY CHAIN EXECUTION MANAGEMENT

         This solution suite includes applications such as VISIBILITY(TM), MULTIMODAL ROUTE GUIDE(TM), APPOINTMENT SCHEDULER(TM), INVENTORY SNAPSHOTS(TM), DC OPTIMIZER(TM), KPI METRICS(TM) and LNOS REPORTING SERVICES(TM). These applications allow cOMPanies to monitor, measure and report on logistics activities as inventory and shipments move through multiple organizations, transportation modes and geographies across the supply chain.

         VISIBILITY(TM)

         VISIBILITY(TM) provides a framework that allows users to monitor, measure, query and report on order and shipmeNT information at the line-item level across the supply chain. VISIBILITY(TM) provides flexible exception management aND notification of shipments moving through multiple organizations, transportation modes, and geographies. Data representation and web access for supply chain monitoring can also be facilitated, accommodating each customer's own terms and references.

         MULTIMODAL ROUTE GUIDE(TM)

         MULTIMODAL ROUTE GUIDE(TM) allows supply chain planners to create route itineraries for both domestic aND international shipments. This feature serves as a baseline for lead-time monitoring and performance management. MULTIMODAL ROUTE GUIDE(TM) enables dynamic re-calculation of expected arrival times when conditions change in the supply chain. The trIP plans provided in the itineraries are available to our other products and applications for functions such as event monitoring.

         APPOINTMENT SCHEDULER(TM)

         APPOINTMENT SCHEDULER(TM) helps resolve loading dock congestion by automating loading scheduling based ON configuration and resource availability. Loading resources and activities can be defined and measured enabling better planning and earlier use of inventory. As well, through collaboration between shippers, consignees and carriers, warehouse efficiency and hours of service can be improved.

         INVENTORY SNAPSHOTS(TM)

         INVENTORY SNAPSHOTS(TM) reports on inventory at-rest and in-transit throughout the supply chain, including goods IN distribution facilities or shipments at-rest or in-transit within carrier networks. A rule-based application, INVENTORY SNAPSHOTS(TM) manages inventory across disparate warehouses and systems and includes the ability to manage inventory at tHE stock-keeping unit (SKU) level or at lower levels such as style, color, size, lot, batch and batch expiration date.

         DC OPTIMIZER(TM)

         DC OPTIMIZER(TM) is a warehouse organization simulation tool to explore "what-if" scenarios of warehouse layouts aND slotting before companies commit to big changes and the associated costs. This product helps determine optimal facility layout and product flow from the perspectives of cost and service and allows users to perform scenario testing of alternative layouts.

         KPI METRICS(TM)

         KPI METRICS(TM) is a performance management feature of the LNOS architecture for measuring and monitoring kEY performance indicators relating to trading partners in the customer's supply chain. For example, delivery performance can be measured according to the buyer's ship-to-arrive date, the shipper's route guide or the carrier's contracted transit service. KPI METRICS(TM) can also be used to measure order and shipment volumes, lead-times, and other metrics in the suppLY chain. Indicators and metrics can be configured according to the strategic and tactical metrics defined by the customer. A flexible, rich calendar is provided that enables historical metrics at a daily, weekly, monthly, and yearly level according to the unique business calendar of the customer's business and industry.

         LNOS REPORTING SERVICES(TM)

         LNOS REPORTING SERVICES(TM) is a feature for departmental data analysis and reporting across all of our products aND can be integrated with customer proprietary data sources. LNOS REPORTING SERVICES(TM) provides simple drag-and-drop repoRT definition, grouping and various mathematical operators. A chart wizard is provided to assist in the visualization and analysis of the supply chain scorecards, metrics and current operations.

TRANSPORTATION MANAGEMENT

         Our Transportation Management solution suite enables users to create and execute mode, carrier and rate combination for shipments. Inventory and sourcing optimization allows users to assess the day's shipments and to select the most appropriate, cost-effective source and carrier(s) based on entered contracts. Applications with Transportation Management, such as Roadshow Transport(TM), provide contract negotiation optimization, load building, shipment rating, loAD booking and tendering and spot pricing.

         ROADSHOW TRANSPORT(TM)

         ROADSHOW TRANSPORT(TM) is designed to automate carrier selection with user-established decision criteria. It assessES and selects from criteria such as contractual obligations, shipping lanes, shipment priority, cost and carrier past performance. The application supports order management through consolidation, financial settlement and audit and functions across multiple transportation, geographies, currencies and languages.

OCEAN RATE AND CONTRACT MANAGEMENT

         This solution suite allows ocean carriers to produce their own service contracts for containerized shipments. The suite provides integrated access to a robust ocean carrier rate tariff database where users can store, retrieve and coordinate critical pricing information. It contains applications to calculate bottom-line service rates via the Internet, including inland charges, fuel adjustments and currency conversions. Applications include CARRIER NEGOTIATION(TM), CARRIER RATE RETRIEVAL(TM), CARRIER SELECTION(TM), Automated Manifest Service and OCEAN RATE BUILDER(TM).

         CARRIER NEGOTIATION(TM)

         CARRIER NEGOTIATION(TM) helps transportation managers speed up the process of initiating requests for proposal (RFP) with carriers. It performs comparisons of RFP responses in order to help select the most suitable carriers. The application electronically notifies preferred carriers about RFP opportunities and accepts responses. It also standardizes and speeds up the RFP process and ensures that all relevant information from both parties is included, from container types to transit times.

         CARRIER RATE RETRIEVAL(TM)

         CARRIER RATE RETRIEVAL(TM) can store, amend, update, search, retrieve, quote and calculate rates. It can BE customized as a "private-label" solution for publicly posting rates and is securely deployable across a global enterprise using the Internet. Price quotes can be saved, printed, faxed, or emailed.

         CARRIER SELECTION(TM)

         CARRIER SELECTION(TM) allows companies to optimize how they negotiate, implement and manage service contracts. UseRS can create "what-if" scenarios that reflect actual conditions to better evaluate options and costs.

         AUTOMATED MANIFEST SERVICE

         Our Automated Manifest Service helps users easily manage shipment information electronically, and enables compliance with the requirement to electronically submit shipment information to the U.S. Customs Department's Automated Manifest System for ocean cargo.

         OCEAN RATE BUILDER(TM)

         OCEAN RATE BUILDER(TM) is a newly released product that enables ocean carriers to use a single application TO negotiate rates with their customers using workflow management functionality. OCEAN RATE BUILDER(TM) also allows oceAN carriers to manage and retrieve both regulated and non-regulated tariff rates and rate contracts from a single application. The first release on the product is currently being tested by initial users and we plan for additional releases, including improved workflow functionality, throughout 2006.

ROUTING AND SCHEDULING

         Our Routing and Scheduling solution suite allows users to efficiently route private or dedicated fleets and schedule delivery times. It integrates delivery order fulfillment with customer service. The technology allows dispatchers to optimally plan and manage routes. The technology also enables interaction with wireless devices to allow remote communication from and updates to the technology. The Routing and Scheduling solution suite includes ROADSHOW(TM), FLEETWISE(TM), MONITOR(TM) and MOBILELINK(TM) applications.

         ROADSHOW(TM) AND FLEETWISE(TM)

         As part of our Routing & Scheduling solution, the Roadshow(TM) and Fleetwise(TM) applications optimize routes. Users can plan routes and schedules to most effectively deploy a constant number of trucks in a fleet.

         ROADSHOW(TM) applications optimize static and fixed routes and are available to be used as stand-alone applicationS or as centralized, multi-user enterprise applications.

         Fleetwise(TM) applications optimize "dynamic" (changing) routes. Companies with pick-up and delivery operations caN enter orders throughout the day to incrementally optimize routes and schedules. The applications connect the dispatch manager, driver and customer service representative for better planning and customer service.

         There are several applications within the Roadshow(TM) and Fleetwise(TM) application groups, including Roadshow SAles and Territory Planner(TM), Fleetwise Reservations(TM), Fleetwise Dispatch(TM) and Monitor(TM).

         ROADSHOW SALES AND TERRITORY PLANNER(TM)

         ROADSHOW SALES AND TERRITORY PLANNER(TM) is a strategic planning application to create territories or routes foR delivery, sales, presales, and merchandising personnel to optimize revenue potential. It evaluates geographic distribution and sales potential for each customer to establish optimal territory and route distributions. Factors considered include minimized travel time, related costs and balanced opportunities, and other parameters, such as stops, miles, time and sales volume.

         FLEETWISE RESERVATIONS(TM)

         The Fleetwise Reservations(TM) application facilitates online scheduling for pick-ups and deliveries: eitheR self-service or as a decision-support tool for customer service agents. Companies can tailor delivery service to key customers while achieving internal profitability goals.

         FLEETWISE DISPATCH(TM)

         The FLEETWISE DISPATCH(TM) solution facilitates assigning and executing same-day pick-ups and deliveries. WitH real-time visibility and shipment status updates, operations can keep pace with delivery cycles to improve customer service.

         MONITOR(TM)

         Through integrated and automatic wireless updates, MONITOR(TM) provides rapid notification of critical events thaT affect distribution. As part of our fleet management & routing offering, it provides real-time, event-based information on an ongoing basis and is not limited to visibility into arrivals at distribution centers or hubs.

         MOBILELINK(TM)

         Our MOBILELINK(TM) group of applications provides integrated 1-way and 2-way wireless communications betweeN dispatchers and drivers for route planning and dispatch.

         Mobile devices in the field feed data to a wireless communications server called MOBILELINK GATEWAY(TM) providing A single point of access across multiple networks. This service is available for set-up behind a firewall or as a hosted service for users who don't want to incur hardware/software expenses and other additional costs. Applications within the MOBILELINK(TM) product group include MOBILELINK: FREIGHT(TM) and MOBILELINK: STATUS(TM).

         MOBILELINK: FREIGHT(TM)

         MOBILELINK: FREIGHT(TM) provides 2-way wireless communications and allows drivers to submit detailed status updateS using either freeform or predefined messages. It provides the ability to collect data such as order line-item detail, signature capture and barcode scanning.

         MOBILELINK: STATUS(TM)

         MOBILELINK: STATUS(TM) allows drivers to transmit messages using consumer-class devices to capture events such aS arrivals, departures and delays for feeding back to dispatch systems.

Consulting, Implementation and Training Services
------------------------------------------------

         Our consultants provide a variety of professional services to customers. These services include project management and consulting services to assist in configuration, implementation and deployment of our solutions. We offer a variety of site-specific technical and consulting services to assist in all phases of the implementation process. We also provide assistance in integrating our products with the customer's existing software. In addition, we offer training services that provide customers with a formalized program to ensure that applications are implemented and utilized in an efficient and cost-effective manner.

Customer Service and Support and Maintenance
--------------------------------------------

         We are committed to deploying customer support practices consistent with those of large software and network companies. We provide worldwide support to our customers through our central support center. Customer support is available 24-hours-a-day, 7-days-per-week via telephone, fax or e-mail.

         REVENUE SOURCES

         We generate our revenues from sales of each of the products and services identified in the previous section - sometimes sold on a stand-alone basis and sometimes sold in bundles of products and services. As such, we do not measure our revenues by the particular products or services referenced above. Instead, we measure our revenue performance based on whether the customer is buying a license to our technology, or is buying technology services or other services from us. Based on this, our revenues are measured in the following two categories: (a) license revenues derived from licenses to our customers to use our software products; and (b) service revenues, composed of (i) ongoing transactional and/or subscription fees for use of our services and products by our customers; (ii) professional services revenues from consulting, implementation and training services related to our services and products; and (iii) maintenance and other related revenues, which include revenues associated with maintenance and support of our services and products.

         The following table sets forth our revenue sources for the fiscal years ended January 31, 2005 and 2004:

------------------------------------------------------------------------------------------------
REVENUES                                     Fiscal year ended January 31
                    ----------------------------------------------------------------------------
                                  2005                                        2004
                    ----------------------------------------------------------------------------
                        Amount          Percentage of               Amount           Percentage
                     (US dollars        Total Revenues           (US dollars          of Total
                     in millions)                                in millions)         Revenues
                    ----------------------------------------------------------------------------
Services                 41.8                   90%                 48.9                  82%
------------------------------------------------------------------------------------------------
License                   4.6                   10%                 10.9                  18%
------------------------------------------------------------------------------------------------
Total revenues           46.4                  100%                 59.8                 100%
------------------------------------------------------------------------------------------------

         CUSTOMER BASE

         Our customers are globally diverse, located in the Americas, Europe, Middle East and Africa ("EMEA") and Asia Pacific regions. Customers range from small- and medium-size enterprises to established, "blue-chip" leaders across a variety of industry verticals. Customers include manufacturers, retailers, consumer product goods suppliers, distributors, transportation carriers, third-party logistics providers, freight forwarders, as well as companies in industries such as healthcare, pharmaceuticals, oil and gas, data management and logistics and procurement exchanges.

         In the fiscal year ended January 31, 2005, 71% of our revenues were derived from the Americas, 24% were derived from EMEA and the remaining 5% of revenues were derived from Asia Pacific.

SALES AND MARKETING

Sales Force
-----------

         Our sales force is expected to sell across our solutions, targeting specific industry verticals and geographies. At present, we sell most of our products and services through a direct sales team that is focused primarily on the North American and EMEA markets, with particular expertise and business contacts in the targeted verticals. Channel partners, such as distributors and value-added resellers, play a central role in our strategy to address global customers, particularly in the Asia Pacific region and in Latin America. As of January 31, 2005, we employed a total of 43 individuals in sales and marketing and had relationships with 26 distributors and resellers.

         We are headquartered in Waterloo, Ontario. Our primary representative office in the United States is in Atlanta, Georgia. In Europe, the primary representative offices are in Sweden and the United Kingdom. In Asia Pacific, the primary representative offices are in Australia and South Korea.

Strategic Marketing Alliances
-----------------------------

         We also form strategic alliances with various companies in different geographic markets, in different industries and for different products with the goal of expanding our market base. Typically, an alliance participant will market our products in certain geographic and vertical markets and refer customers to us, in exchange for a fee in respect of new customers generated by the alliance participant.

         We have established several working relationships with telecommunication companies, management consulting firms, and complementary hardware and software firms. An example of one such strategic relationship is our relationship with Nextel, a leading digital wireless provider that offers customers two DESCARTES MOBILELINK(TM) applications, MOBILELINK: Freight(TM) and
MOBILELINK: STATUS(TM), for real-time fleet management and dispatch capabilities using Nextel's JAva(TM) technology-enabled phones and the Nextel Nationwide Network.

RESEARCH AND DEVELOPMENT

         We believe that our future success depends in large part on our ability to maintain and enhance our current product lines. Accordingly, we invest in product development to ensure that sufficient resources are focused on developing new products or enhancements to our existing products. We believe that such expenditures are critical to our success. In the year ended January 31, 2005, we incurred research and development expenses of approximately $10.4 million, or approximately 22% of our annual consolidated revenues for 2005.

         We have made substantial investments in research and development over the last several years. Our growth and future financial performance will depend in part on our ability to enhance existing applications, develop and introduce new applications that keep pace with technological advances, meet changing customer requirements, respond to competitive products and achieve market acceptance.

         Although we typically conduct research and development initiatives internally, our modular solutions and component-based architecture have allowed us to use outsourced developers on an as needed basis. In 2005, our outsourced development was primarily with one particular provider through their facilities in India, however, we terminated this relationship in October 2004 in connection with our cost reduction initiatives. As of January 31, 2005, the majority of all development work was being performed internally.

         Our research and development program requires a high degree of detail in business analysis, technical design, and quality assurance. Particular expertise in solving operations research or logistics problems is a benefit to us, as is practical experience in dealing with the day-to-day challenges that our customers face in dealing with logistics providers and deliveries in general. We believe that we are well positioned to address our needs internally, however, we continue to evaluate potential new employees to help us expand or expedite our development processes as needed.

         To build applications, we have implemented an application development process based on a six-month cycle. The cycle requires one month for solution analysis and design, three months for building, one month for review and quality assurance testing, and one month for packaging the application and training our pre-sales and post-sales representatives.

         During 2005, we completed the migration of the majority of our applications to the LNOS architecture. A service-oriented architecture providing distributed, scalable and reliable deployment options, the LNOS architecture speeds development and deployment of industry solution sets based on our supply chain suites.

         Utilizing our regular release schedule, all generally available products were upgraded in 2005. We delivered a number of new products in 2005, including INVENTORY SNAPSHOTS(TM), MULTIMODAL ROUTE GUIDE(TM), APPOINTMENT SCHEDULER(TM), KPI Metrics(TM) and LNOS REPORTING SERVICES(TM).

         We currently plan to provide one or more releases for our generally available products in 2006. Additional new products are currently planned for delivery in 2006, including OCEAN RATE BUILDER(TM), MONITOR(TM), AUTOMATED VEHICLE LOCATION(TM) (AVL) and additional releases of our existing products in alignment with the regular release schedule.

COMPETITION

         Although we have experienced limited competition to-date from companies with broad application suites with comparable capabilities, the market for our applications is nevertheless highly competitive and subject to rapid technological change and we expect competition to increase in the future. On an application-by-application basis, especially in markets where similar technology has been available for some time such as routing and scheduling software and value-added networks, we do experience competition from established vendors, however, we have found that our particular expertise in solving complex logistics problems on a network basis has enabled us to penetrate those markets. On a geographic basis, we experience competition from both multinational companies and local competitors. We face disadvantages in entering new markets where competitors have existing customer and distribution relationships and experience in the market, and existing solutions with user interfaces that are advanced in local language presentation. To maintain and improve our competitive position on a global basis, we intend to develop and introduce new applications with functionality that may be easily adapted to local user interface needs (either by Descartes or its distributors in a particular region).

         We compete or may compete, directly or indirectly, with the following:
(i) application software vendors positioned as supply chain execution and other best-of-breed vendors, such as i2 Technologies, Inc.; (ii) internal development efforts by corporate information technology departments; (iii) middleware vendors that provide integration software, such as Webmethods, Inc.; (iv) application software vendors, including enterprise resource planning software vendors who may expand their current offerings into supply chain network service offerings, some of whom may from time to time jointly market our products as a complement to their own systems, such as SAP AG and Oracle Corporation; (v) other business application software vendors, including supply chain planning software vendors that may broaden their product offerings by internally developing, or by acquiring or partnering with, independent developers of supply chain network solutions, particularly on the execution (rather than planning) side, such as Manugistics Corporation and Manhattan Associates, Inc.; and (vi) other value-added network messaging networks, such as Global eXchange Services, Inc. and Traxon AG. We also expect to face additional competition as other established and emerging companies enter the market for supply chain network solutions and new products and technologies are introduced. In addition, current and potential competitors may make strategic acquisitions or establish co-operative relationships among themselves or with third parties, thereby increasing the ability of their products to address the needs of our prospective customers.

         The principal competitive factors affecting the market for our solutions include vendor and product reputation; expertise and experience in implementing products in the customer's industry sector;

product architecture, functionality and features; cost of ownership; ease and speed of implementation; customer support; product quality, price and performance; and product attributes such as flexibility, scalability, compatibility, functionality and ease of use. In order to be successful in the future, we must continue to respond promptly and effectively to technological change and competitors' innovations.

INTELLECTUAL PROPERTY AND OTHER PROPRIETARY RIGHTS

         Our success depends significantly on our proprietary technology. We rely primarily on a combination of patent, copyright, trademark and trade secret laws, license agreements, non-disclosure agreements and other contractual provisions to establish, maintain and protect our proprietary rights in our products and technology. The source codes and routing algorithms for our applications and technology are protected both as trade secrets and as unregistered copyrighted works. We currently have one US patent for technology used in our dynamic vehicle routing application and have another U.S. patent, based on a patent that has been issued to us in the Netherlands, for certain technological processes contained in our network architecture. We have registered or applied for registration of certain trademarks and service marks, and will continue to evaluate the registration of additional trademarks and service marks as appropriate.

         We also utilize certain other software technologies, such as geographic data, shipping rate data, translation software applications and business intelligence software applications that we license from third parties, generally on a non-exclusive basis, including software that is integrated with internally developed software and used in our products to perform key functions. These third-party licenses generally require the payment of royalties based on sales of the product in which the technology is used.

         Our network customers may use electronic logistics information generated by the customer, or by third parties on behalf of the customer, in connection with the customer's use of our network services. Our customers are responsible for procuring and paying for the generation of such electronic logistics information and the right to use such electronic logistics information in connection with our network services.

         On January 23, 2004, we announced that a complaint alleging patent infringement had been filed against us in the United States District Court for the Southern District of New York by ArrivalStar, Inc. The complaint alleged that certain of our products infringed certain patents of ArrivalStar, Inc. No specific amount was claimed in the complaint. In late-April 2005 we settled the lawsuit and obtained a fully paid-up license in and to ArrivalStar's patents. ArrivalStar's patents generally relate to advance notification systems using GPS technology.

CONTRACTS

Customer Contracts
------------------

         We license our software products to our customers primarily by way of written license agreements. The license agreements specify the applicable terms and restrictions on use of the software, the terms and conditions of any enrolment by the customer in our software maintenance program, and the applicable fees to be paid by the customer.

         We provide our supply chain services to our customers primarily by way of written service agreements. The service agreements set out the applicable terms and restrictions on use of the service, the length of time the customer can use the service, and the applicable fees to be paid by the customer.

Typically, these service agreements renew at a customer's option and, in some cases, are subject to earlier termination by the customer on appropriate notice.

         We depend on our installed customer base for a significant portion of our revenues. In addition, our installed customer base has historically generated additional new license and service revenues for us. If our customers fail to renew their service contracts or fail to purchase additional services or products, then our revenues could decrease and our operating results could be adversely affected. Further, certain of our customers could delay or terminate implementations of our services and products or be reluctant to migrate to new products for various reasons, including budgetary constraints related to economic uncertainty; dissatisfaction with product or service quality; difficulty in prioritizing a surplus of information technology projects; or changes in business strategy or priorities or for other reasons. Such customers will not generate the revenues anticipated within the timelines anticipated, if at all, and may be less likely to invest in additional services or products from us in the future. This could have an adverse impact on our operating results. We anticipate and have planned our expenditures assuming that in 2006 we will have some customers who either stop using our products and services, or will amend their contracts or use of the products or services such that their aggregate payments to us will decrease.

Outsourcing Contracts
---------------------

         The Company delivers some of its supply chain services over its proprietary networks, which are hosted by commercial hosting providers such as T-Systems Inc., Emergis Inc., Nocom AB, Q9 Networks Inc. and Inflow, Inc. These hosting contracts, on which we are substantially dependent as they relate to the delivery of our network services, typically contemplate services to be provided for a term at a defined service level, with applicable rights of termination and renewal. We typically pay monthly fees under these contracts, most often based on the volume of network activity flowing through the hosting provider. If any of these contracts were terminated without our consent, we could incur substantial costs in migrating to an alternate hosting provider. In such an event, the costs and related management effort could materially adversely affect our operating results and the service that we provide to our customers.

         In the fiscal year ended January 31, 2005, we used a third-party provider to assist with the offshore development of certain of our supply chain products. This relationship ended in October 2004 as we reduced costs in connection with our restructuring initiative first announced in May 2004. Further details of these development arrangements are provided under the "Research and Development" heading above.

EMPLOYEES

         As at January 31, 2005, the Company employed 230 full-time staff. Of the 230 employees, 74 of the individuals were engaged in customer service roles (which includes customer support, activations and implementation services), 46 were in research and development roles, 43 were engaged in sales and marketing roles, 36 under network and product support roles and 31 were in general administration roles. Geographically, 198 employees were located in North America, 21 were located in EMEA, and 11 were located in Asia Pacific.

C.       ORGANIZATIONAL STRUCTURE

         We conduct our business through subsidiaries operating on a worldwide basis. The following is a list of our material subsidiaries with each subsidiary's jurisdiction of incorporation or organization and the percentage of all voting securities or membership interests we beneficially own, control or direct:

         Descartes U.S. Holdings, Inc.          Delaware                  100%

         Descartes Systems (USA) LLC            Delaware                  100%

         Descartes Systems AB                   Sweden                    100%


D.       DESCRIPTION OF PROPERTY

         The following table summarizes our principal facilities as of January 31, 2005. Our executive offices, sales support staff and global finance groups are in Waterloo, Canada. Our research and development is primarily performed in our Atlanta, U.S. office along with additional sales support and our primary U.S. sales office. Our office in Pittsburgh is principally personnel dedicated to developing and servicing our ocean-made produces and services.

FACILITY                             SQUARE FOOTAGE             OWNED/LEASED
----------------------------         --------------             ------------
                                     (IN THOUSANDS)
Waterloo, Canada                         60,000                    Leased
Atlanta, U.S.                            11,500                    Leased
Pittsburgh, U.S.                          8,000                    Leased

Our tangible fixed assets are primarily comprised of computer equipment and software that is used in research and development. Globally, our offices are leased and are treated as operating leases for financial reporting purposes. Listed below is a summary of our tangible fixed assets.

                                       -----------------------------------------
YEAR ENDED                             JANUARY 31, 2005         January 31, 2004
(US DOLLARS IN THOUSANDS)
                                       -----------------------------------------
Cost
Computer equipment and software              11,214                   26,235
Furniture and fixtures                        1,607                    3,430
Leasehold improvements                        1,953                    3,260
                                       -----------------------------------------
                                             14,774                   32,925
Accumulated amortization
Computer equipment and software               5,537                   15,286
Furniture and fixtures                          970                    2,298
Leasehold improvements                        1,301                    1,889
                                       -----------------------------------------
                                              7,808                   19,473
                                       -----------------------------------------
                                              6,966                   13,452
                                       =========================================

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The MD&A refers to our fiscal years. Our fiscal year commences on February 1st of each year and ends on January 31st of the following year. The fiscal year ended on January 31, 2005 is referred to as the "current fiscal year", "fiscal 2005", "2005" or using similar words, and the fiscal year ended January 31, 2004 is referred to as the "previous fiscal year", "fiscal 2004", "2004" or using similar words. Other fiscal years are referenced by the applicable year during which the fiscal year ends. For example, 2002 refers to the annual period ending January 31, 2002 and the "fourth quarter of 2002" refers to the quarter ending January 31, 2002.

The MD&A is prepared as of March 31, 2005. You should read the MD&A in conjunction with our audited consolidated financial statements for 2005. We prepare and file our consolidated financial statements and MD&A in United States ("US") dollars and in accordance with US generally accepted accounting principles ("GAAP"). We have also prepared and filed our consolidated financial statements in accordance with Canadian generally accepted accounting principles, in US dollars, and mailed them to all Canadian shareholders and made them available to US shareholders. All dollar amounts we use in the MD&A are in US currency, unless we indicate otherwise.

Additional information about us, including copies of our continuous disclosure materials such as our annual information form, is available through the EDGAR website at http://www.sec.gov or through the SEDAR website at http://www.sedar.com. Certain statements made in the MD&A, including, but not limited to, statements relating to our expectations concerning future revenues and earnings, mix of revenues between services revenues and license revenues, use of cash, product development, sales and marketing expenditures, regional break-down of business, the impact of our expense reduction initiatives, business trends, market opportunity and the sufficiency of capital to meet working capital and capital expenditure requirements, constitute forward-looking statements. When used in this document, the words "believe", "plan", "expect", "anticipate", "intend", "continue", "may", "will", "should" or the negative of such terms and similar expressions are intended to identify forward-looking statements. These forward-looking statements are subject to risks and uncertainties that may cause future results to differ materially from those expected. Factors that may cause such differences include, but are not limited to, the factors discussed in Item 3, "Key Information -- Risk Factors". If any of such risks actually occur, they could materially adversely affect our business, financial condition or results of operations. In that case, the trading price of our common shares could decline, perhaps materially. Readers are cautioned not to place undue reliance upon any such forward-looking statements, which speak only as of the date made. We do not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in our expectations or any change in events, conditions or circumstances on which any such statement is based.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Our financial statements and accompanying notes are prepared in accordance with US GAAP. Preparing financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. These estimates and assumptions are affected by management's application of accounting policies. Estimates are deemed critical when a different estimate could have reasonably been used or where changes in the estimates are reasonably likely to occur from period to period and would materially impact our financial condition or results of operation. Our significant accounting policies are discussed in Note 2 of the 2005 Notes to Consolidated Financial Statements.

Our management has discussed the development, selection and application of our critical accounting policies with the audit committee of the Board of Directors.

The following discusses the critical accounting estimates and assumptions that management has made under these policies and how they affect the amounts reported in the 2005 consolidated financial statements.

REVENUE RECOGNITION
We follow the accounting guidelines and recommendations contained in the AICPA Statement of Position 97-2 ("SOP 97-2"), "Software revenue recognition" and the US Securities and Exchange Commission's Staff Accounting Bulletin 104, "Revenue recognition in financial statements" ("SAB 104").

We recognize revenue when it is realized or realizable and earned. We consider revenue realized or realizable and earned when it has persuasive evidence of an arrangement, the product has been delivered or the services have been provided to the customer, the sales price is fixed or determinable and collectibility is reasonably assured. In addition to this general policy, the specific revenue recognition policies for each major category of revenue are included below.

Services Revenues - Services revenues are principally comprised of the following: (i) ongoing transactional fees for use of our services and products by our customers, which are recognized as the transactions occur; (ii) professional services revenues from consulting, implementation and training services related to our services and products, which are recognized as the services are performed; and (iii) maintenance, subscription and other related revenues, which include revenues associated with maintenance and support of our services and products, which are recognized ratably over the term of the maintenance or subscription period.

License Revenues - License revenues derive from licenses granted to our customers to use our software products, and are recognized in accordance with SOP 97-2.

We sometimes enter into transactions that represent multiple-element arrangements, which may include any combination of services and software licenses. These multiple element arrangements are assessed to determine whether they can be separated into more than one unit of accounting or element for the purpose of revenue recognition. Fees are allocated to the various elements using the residual method as outlined in SOP 98-9 "Modification of SOP 97-2, Software Revenue Recognition, With Respect to Certain Transactions". Pursuant to the residual method, we defer recognition of the fair value of any undelivered elements and determine such fair value using vendor-specific objective evidence. This vendor-specific objective evidence of fair value is established through prices charged for each revenue element when that element is sold separately. We then allocate any residual portion of the arrangement fee to the delivered elements. The revenue recognition policies described in this section are then applied to each unit of accounting or element.

We evaluate the collectibility of our trade receivables based upon a combination of factors on a periodic basis. When we become aware of a specific customer's inability to meet its financial obligations to us (such as in the case of bankruptcy filings or material deterioration in the customer's operating results or financial position, payment experiences and existence of credit risk insurance for certain customers), we record a specific bad debt provision to reduce the customer's related trade receivable to its estimated net realizable value. If circumstances related to specific customers change, the estimate of the recoverability of trade receivables could be further adjusted.

LONG-LIVED ASSETS
SFAS 142, "Goodwill and Other Intangible Assets", requires that goodwill be tested for impairment at the reporting unit level (operating segment or one level below an operating segment) on an annual basis (October 31 for us) and between annual tests in certain circumstances. Application of the goodwill impairment test requires judgment, including the identification of reporting units, assigning assets and liabilities to reporting units, assigning goodwill to reporting units, and determining the fair value of each reporting unit. Significant judgments required to estimate the fair value of reporting units include estimating future cash flows, determining appropriate discount rates and other assumptions. Changes in these estimates and assumptions could materially affect the determination of fair value and/or goodwill impairment for each reporting unit.

Other long-lived assets include capital assets and intangible assets. Capital assets are depreciated according to the methods and rates described in the Notes to Consolidated Financial Statements for 2005. Intangible assets include customer agreements and relationships, non-compete covenants, existing technologies and trade names. Intangible assets are amortized on a straight-line basis over their estimated useful lives, which are generally five years. We review the carrying value of these assets at least annually for evidence of impairment. In accordance with SFAS 144, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of", an impairment loss is recognized when the estimate of undiscounted future cash flows generated by such assets is less than the carrying amount. Measurement of the impairment loss is based on the present value of the expected future cash flows. Our impairment analysis contains estimates due to the inherently judgmental nature of forecasting long-term estimated cash flows and determining the ultimate useful lives of assets. Actual results will differ, which could materially impact our impairment assessment.

RESTRUCTURING
In June 2002, the FASB issued SFAS 146, "Accounting for Costs Associated with Exit or Disposal Activities." SFAS 146 requires that a liability for a cost associated with an exit or disposal activity be recognized and measured initially at its fair value in the period in which the liability is incurred, except for a liability for one-time termination benefits that are incurred over time. The provisions of SFAS 146 are effective for exit or disposal activities initiated after December 31, 2002. The provisions of Emerging Issues Task Force ("EITF") Issue 94-3 shall continue to apply for an exit activity initiated under an exit plan that met the criteria of EITF Issue 94-3 prior to the initial application of SFAS 146. These plans require us to make critical estimates regarding employee termination, contract termination, our ability to sub-lease and other exit costs. We make these estimates based on the terms of the contracts involved, the number and pay scale of employees affected by the restructuring and other related factors. Because such activities are complex processes that take several months to complete, they will involve periodically reassessing the estimates made. As a result, we may have to change originally reported estimates when actual payments are made or the related activities are completed.

LITIGATION
We are currently involved in litigation that is described in the Contractual Obligations, Commitments, Contingencies, Guarantees and Variable Interest Entities section of this MD&A and in Note 11 to the 2005 Consolidated Financial Statements. We are also subject to a variety of other claims and suits that arise from time to time in the ordinary course of our business. We account for contingences in accordance with the provisions of SFAS 5 "Accounting for Contingencies," which requires management to make certain judgments and estimates relating to potential future gains or losses that will ultimately be resolved when one or more future events occurs or fail to occur, and the likelihood of such events occurring or failing to occur.

INCOME TAXES
SFAS 109, "Accounting for Income Taxes", establishes financial accounting and reporting standards for the effect of income taxes. The objectives of accounting for income taxes are to recognize the amount of taxes payable or refundable for the current year and deferred tax liabilities and assets for the future tax consequences of events that have been recognized in an entity's financial statements or tax returns. Judgment is required in assessing the future tax consequences of events that have been recognized in our financial statements or tax returns.


A.       OPERATING RESULTS

The following table shows, for the years indicated, our results of operations in millions of dollars (except per share and weighted average share amounts):

                                                       -------------------------------------------------------------
YEAR ENDED                                             JANUARY 31, 2005      January 31, 2004       January 31, 2003
                                                       -------------------------------------------------------------
Total revenues                                                46.4                  59.8                  70.4
Cost of revenues                                              21.1                  19.4                  26.6
--------------------------------------------------------------------------------------------------------------------
Gross margin                                                  25.3                  40.4                  43.8
Operating expenses                                            42.7                  53.6                  58.1
--------------------------------------------------------------------------------------------------------------------
Net margin                                                   (17.4)                (13.2)                (14.3)
Acquisition-related expenses                                 (22.3)                 (5.3)               (114.8)
Restructuring costs and asset impairment                     (14.1)                (18.8)                (11.7)
--------------------------------------------------------------------------------------------------------------------
Loss from operations                                         (53.8)                (37.3)               (140.8)
Investment income (expense) net of interest expense           (1.2)                 (1.8)                  1.9
Gain (loss) on purchase of convertible debentures               --                   0.9                  (0.1)
--------------------------------------------------------------------------------------------------------------------
Loss before income taxes and minority interest               (55.0)                (38.2)               (139.0)
Income tax expense (recovery)                                  0.3                   0.3                  (0.4)
--------------------------------------------------------------------------------------------------------------------
Loss before minority interest                                (55.3)                (38.5)               (138.6)
Minority interest                                               --                    --                   0.4
--------------------------------------------------------------------------------------------------------------------
Loss                                                         (55.3)                (38.5)               (138.2)
--------------------------------------------------------------------------------------------------------------------

LOSS PER SHARE - BASIC AND DILUTED                           (1.36)                (0.84)                (2.65)
--------------------------------------------------------------------------------------------------------------------
WEIGHTED AVERAGE SHARES OUTSTANDING - BASIC AND DILUTED     40,706                45,951                52,234
(thousands)
--------------------------------------------------------------------------------------------------------------------
Other Pertinent Information:
--------------------------------------------------------------------------------------------------------------------
Total assets                                                  72.6                 128.7                 242.3
--------------------------------------------------------------------------------------------------------------------
Convertible debentures                                        27.0                  27.0                  72.0
--------------------------------------------------------------------------------------------------------------------

TOTAL REVENUES consist of SERVICES REVENUES and LICENSE REVENUES. Services revenues are principally comprised of the following: (i) ongoing transactional fees for use of our services and products by our customers, which are recognized as the transactions occur; (ii) professional services revenues from consulting, implementation and training services related to our services and products, which are recognized as the services are performed; and (iii) maintenance, subscription and other related revenues, which include revenues associated with maintenance and support of our services and products, which are recognized ratably over the term of the maintenance or subscription period. License revenues derive from licenses granted to our customers to use our software products.

Our May 2004 restructuring initiative, described in Note 9 to the consolidated financial statements for 2005, and related events had a significant effect on our revenues in 2005, beginning with the quarter ended July 31, 2004. In general, revenues declined as we reduced our sales force, concentrated on our existing customers and our services-based business model and tempered our pursuit of new license transactions.

The following table provides additional analysis of our services and license revenues (in millions of dollars and as a proportion of total revenues) generated over each of the years indicated:

                                                       -------------------------------------------------------------
YEAR ENDED                                             JANUARY 31, 2005      January 31, 2004       January 31, 2003
                                                       -------------------------------------------------------------
Services revenues                                            41.8                   48.9                 53.0
PERCENTAGE OF TOTAL REVENUES                                  90%                    82%                  75%

License revenues                                              4.6                   10.9                 17.4
PERCENTAGE OF TOTAL REVENUES                                  10%                    18%                  25%
                                                       -------------------------------------------------------------
Total revenues                                               46.4                   59.8                 70.4
                                                       =============================================================

Our SERVICES REVENUES were $41.8 million, $48.9 million and $53.0 million in 2005, 2004 and 2003, respectively. The decline in our 2005 services revenues from 2004 was primarily due to the loss of certain customers on our network services, largely in our legacy Descartes Visibility services and business document exchange services. These customer losses resulted from various factors including customers deciding to perform the services in-house (and, in some cases, switching to alternative providers of such services) as well as our own decision to terminate certain unprofitable customer relationships. Additionally, in the final three quarters of 2005, revenues from professional services related to the implementation of our routing and scheduling applications decreased due to the conclusion of previously undertaken larger scale projects and decreased deal activity in those quarters resulting in fewer newly initiated projects. In the final two quarters of fiscal 2005, we focused on transitioning our business to a services-based model that improved our opportunity to demonstrate the value of our products to our end-users. This emphasis resulted in new contracts resulting in additional services revenue in this period, partially offsetting the decline in 2005 total services revenues.

The decline in our 2004 services revenues from 2003 was largely due to some of our ocean carrier customers not renewing their service contracts with us, as well as the loss of certain customers on other network applications. These non-renewals were primarily due to industry consolidation and certain of these customers deciding to perform the services internally that they previously received from us - sometimes using a license to our software. The negative impact of these non-renewals was partially offset by higher services revenues derived from existing routing and scheduling implementations and maintenance contracts, as well as from the impact of new customers for our business document exchange and network services in 2004.

Our services revenues is dependant on the number of shipments being moved by our customers and, accordingly, our services revenues are somewhat subject to seasonal shipment volume trends across the various modes of transportation (i.e. air, ocean, truck) we serve. In our first fiscal quarter, we generally see lower shipment volumes in air and truck which impact the aggregate number of transactions flowing through our business document exchange. In our second fiscal quarter, we typically see an increase in ocean services revenues as ocean carriers are in the midst of their customer contract negotiation period. In the third quarter, we typically see shipment volumes, and transactional volumes, at their highest. In the fourth quarter, the various international holidays impact the aggregate number of shipping days in the quarter, and adversely impact the number of transactions our network processes.

Our LICENSE REVENUES were $4.6 million, $10.9 million and $17.4 million in 2005, 2004 and 2003, respectively. The decline in our 2005 license revenues from 2004 is the result of our focus on a services-based business model. In addition, historically our license revenues have principally derived from new transactions with customers. With our recent downsizing of our global sales force, fewer new transactions have subsequently been concluded globally.

The decline in our 2004 license revenue from 2003 is primarily the result of the transition by some of our prospects and customers to subscription-based contracts from licensing arrangements as well as general market conditions impacting the ability to generate license revenues for supply chain solutions.

As a PERCENTAGE OF TOTAL REVENUES, our services revenues were 90%, 82% and 75% in 2005, 2004 and 2003, respectively. The higher percentage of services revenues in 2005 compared to 2004 is a consequence of our increased focus on being a services organization, rather than a company primarily focused on license revenue. In addition, our focus in 2005 has been on serving our existing customer base, which typically produces services revenues, as compared to selling to new customers where initial license revenues are a typical part of the new relationship.

The higher percentage of services revenues in 2004 compared to 2003 was due to the softness in economic conditions on license revenues and increased customer preference for acquiring our solutions under our services pricing model.

We operate in one business segment providing supply chain solutions. The following table provides additional analysis of our SEGMENTED REVENUES BY GEOGRAPHIC AREAS OF OPERATION (in millions of dollars):

                                                       -------------------------------------------------------------
YEAR ENDED                                             JANUARY 31, 2005      January 31, 2004       January 31, 2003
                                                       -------------------------------------------------------------
Americas                                                     32.9                  40.7                    48.2
PERCENTAGE OF TOTAL REVENUES                                  71%                   68%                     69%

Europe, Middle-East and Africa ("EMEA")                      11.1                  14.3                    17.1
PERCENTAGE OF TOTAL REVENUES                                  24%                   24%                     24%

Asia Pacific                                                  2.4                   4.8                     5.1
PERCENTAGE OF TOTAL REVENUES                                   5%                    8%                      7%
                                                       -------------------------------------------------------------
Total revenues                                               46.4                  59.8                    70.4
                                                       =============================================================

REVENUES FROM THE AMERICAS REGION were $32.9 million, $40.7 million and $48.2 million in 2005, 2004 and 2003, respectively, and have remained at a fairly consistent level over these periods as a percentage of total revenues. The decrease in the dollar amount of revenue from 2003 to 2005 is primarily attributable to lower license revenues, lower business document exchange revenues, and lower professional services revenues as described above.

REVENUES FROM THE EMEA REGION were $11.1 million, $14.3 million and $17.1 million in 2005, 2004 and 2003, respectively, and identical over each of the periods as a percentage of total revenues. The decrease in the dollar amount of revenues from 2003 to 2005 is primarily due to general softness for technology sales in this market, as well as the loss of some recurring contracts over that period.

REVENUES FROM THE ASIA PACIFIC REGION were $2.4 million, $4.8 million and $5.1 million in 2005, 2004 and 2003, respectively, and are fairly consistent over these periods as a percentage of total revenues. The dollar amount of revenues for the Asia Pacific region for 2005 decreased compared to both 2004 and 2003 largely due to the reduction in our global sales force that occurred during the second quarter of 2005.

The following table provides additional analysis of COST OF REVENUES (in millions of dollars) and the related gross margins for the years indicated:

                             --------------------------------------------------------------------
YEAR ENDED                     JANUARY 31, 2005        January 31, 2004        January 31, 2003
                             --------------------------------------------------------------------
Services
--------
Services revenues                     41.8                    48.9                   53.0
Cost of services revenues             20.2                    17.9                   25.7
                             --------------------------------------------------------------------
Gross margin                          21.6                    31.0                   27.3
                             --------------------------------------------------------------------
GROSS MARGIN PERCENTAGE                52%                     63%                    52%

License
-------
License revenues                       4.6                    10.9                   17.4
Cost of license revenues               0.9                     1.5                    0.9
                             --------------------------------------------------------------------
Gross margin                           3.7                     9.4                   16.5
                             --------------------------------------------------------------------
GROSS MARGIN PERCENTAGE                80%                     86%                    95%

Total
-----
Revenues                              46.4                    59.8                   70.4
Cost of revenues                      21.1                    19.4                   26.6
                             --------------------------------------------------------------------
Gross margin                          25.3                    40.4                   43.8
                             ====================================================================
GROSS MARGIN PERCENTAGE                55%                     68%                    62%

COST OF SERVICES REVENUES consists of internal costs of running our systems and applications as well as the cost of salaries and other personnel-related expenses incurred in providing professional service and maintenance work, including consulting and customer support.

GROSS MARGIN PERCENTAGE FOR SERVICE REVENUES were 52%, 63% and 52% in 2005, 2004 and 2003, respectively. The lower services revenues in 2005 contributed to the lower gross margin in 2005 compared to 2004, as the costs of operating our network consist predominately of fixed costs. In addition, higher costs associated with third-party professional service providers incurred during the first two quarters of the year contributed to the lower gross margin percentage in 2005.

The increase in the gross margin percentage from 2003 to 2004 was primarily due to moving profit and loss responsibilities for certain services revenues to the geographic sales regions and to a reduction in the cost of revenues achieved from our restructuring initiatives, including consolidation of our infrastructure.

COST OF LICENSE REVENUES consists of costs related to our sale of third-party software, such as third-party license fees, referral fees and/or royalties.

GROSS MARGIN PERCENTAGE FOR LICENSE REVENUES were 80%, 86% and 95% in 2005, 2004 and 2003, respectively. The gross margin on license revenues declined in 2005 from 2004, principally as a result of higher third-party software costs on the license transactions completed during the year.

The gross margin on license revenues declined in 2004 from 2003 due to higher map royalty costs and referral fees in the fourth quarter, particularly related to certain contracts in the Asia Pacific region.

OPERATING EXPENSES (consisting of sales and marketing, research and development and general and administrative expenses) were $42.7 million, $53.6 million and $58.1 million for 2005, 2004 and 2003, respectively. The decline is primarily the result of efficiencies generated by our restructuring initiatives.

The following table provides additional analysis of operating expenses (in millions of dollars) for the years indicated:

                                     ------------------------------------------------------------
YEAR ENDED                            JANUARY 31, 2005     January 31, 2004     January 31, 2003
                                     ------------------------------------------------------------
Total revenues                             46.4                 59.8                  70.4
                                     ------------------------------------------------------------
Sales and marketing expenses               18.2                 31.8                  30.0
PERCENTAGE OF TOTAL REVENUES                39%                  53%                   42%

Research and development expenses          10.4                  9.4                  15.2
PERCENTAGE OF TOTAL REVENUES                22%                  16%                   22%

General and administrative expenses        14.1                 12.4                  12.9
PERCENTAGE OF TOTAL REVENUES                31%                  21%                   18%
                                     ------------------------------------------------------------
Total operating expenses                   42.7                 53.6                  58.1
                                     ============================================================

SALES AND MARKETING EXPENSES include salaries, commissions and other personnel-related costs, bad debt expenses, travel expenses, advertising programs and services and other promotional activities associated with selling and marketing our services and products. Sales and marketing expenses as a percentage of total revenues were 39%, 53% and 42% in 2005, 2004 and 2003, respectively. The decrease in 2005 from 2004 was primarily attributable to a reduction in our sales force and marketing department in connection with our most recent restructuring initiative.

The increase in 2004 from 2003 was a result of our investment in international sales and marketing activities in the Asia Pacific and Latin American regions, and an increase in our bad debts expense primarily relating to accounts receivables based in the Asia Pacific region and a significant account receivable based on a contract with a customer in Europe that was signed in the second quarter of 2004.

RESEARCH AND DEVELOPMENT EXPENSES consist primarily of salaries and other personnel-related costs of technical and engineering personnel associated with our research and product development activities as well as costs for third-party outsourced development providers. We expensed all costs related to research and development of our products in the past three years. The increase in research and development costs for 2005 compared to 2004 was primarily attributable to a termination penalty associated with the cancellation of a product development agreement with an outsourcing provider, as well as an increased investment in the development of our supply chain solutions.

The decline in research and development costs for 2004 compared to 2003 was attributable to our restructuring initiatives in the past two years as well as the benefits of certain product development outsourcing in North America and internationally.

GENERAL AND ADMINISTRATIVE expenses consist primarily of salaries and other personnel-related costs of administrative personnel, as well as professional fees and other administrative expenses. General and administrative costs were $14.1 million, $12.4 million and $12.9 million in 2005, 2004 and 2003, respectively. The increase in 2005 from 2004 was primarily attributable to severance costs of approximately $1.5 million included in the first quarter of 2005 relating to the departure of certain members of senior management. Additionally, general and administrative expenses increased due to the reserve for defense costs related to the class action lawsuit (which lawsuit has now been settled in principle), increased directors and officers liability insurance premiums over the second half of 2005, and an increase in professional fees in the second quarter of 2005.

The decrease in general and administrative expenses in 2004 from 2003 was attributable to our reduced workforce resulting from prior restructuring initiatives. Additionally, in 2003 general and administrative expenses were higher because of an arbitration award relating to a customer dispute.

ACQUISITION-RELATED EXPENSES include amortization and impairments of goodwill and intangible assets acquired on business combinations that we have completed to date. Acquisition-related expenses were $22.3 million, $5.3 million, and $114.8 million for 2005, 2004 and 2003, respectively. The following table provides an additional analysis of acquisition related expenses for the years indicated (in millions of dollars):

                                     ----------------------------------------------------------
YEAR ENDED                            JANUARY 31, 2005    January 31, 2004    January 31, 2003
                                     ----------------------------------------------------------
Amortization of intangible assets            4.1                 5.3                10.1
Impairment of goodwill                      18.2                  --                86.7
Impairment of intangible assets               --                  --                18.0
                                     ----------------------------------------------------------
Total acquisition-related expenses          22.3                 5.3               114.8
                                     ==========================================================

Amortization of intangible assets includes customer agreements and relationships, non-compete covenants, existing technologies and trade names associated with the acquisitions completed by us to date. Intangible assets with a finite life are amortized to income over their useful life, which historically has not exceeded 5 years. The amount of amortization expense in a fiscal period is dependent on our acquisition activities as well as our asset impairment tests. Amortization of intangible assets was $4.1 million, $5.3 million and $10.1 million in 2005, 2004 and 2003, respectively.

The decline in amortization expense from 2003 to 2005 is attributable to an $18.0 million impairment provision recorded against certain of our intangible assets in the fourth quarter of 2003 in accordance with SFAS 144, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," which reduced the carrying value of intangible assets to be amortized in future periods. As of January 31, 2005, the unamortized portion of intangible assets amounted to $4.1 million compared with $8.3 million at January 31, 2004.

Effective February 1, 2002, we adopted the requirements of Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets", thereby ceasing the amortization of all goodwill acquired in all business combinations. SFAS 142 replaces the amortization of goodwill with an annual impairment test as well as a transition test for impairment at the date of the adoption of the new standard. The impairment test, using an enterprise valuation approach based on market capitalization and discounted cash flow models, indicated an excess of carrying or book value over enterprise value and resulted in a goodwill impairment charge of $18.2 million, nil and $86.7 million that was recorded in the results of operations in 2005, 2004 and 2003, respectively.

As of the end of the first quarter of 2005, there is no goodwill recorded on our balance sheet. Accordingly, we will no longer be performing tests for impairment of goodwill. If additional goodwill is recorded in future periods as a result of acquisitions or otherwise, we will resume our annual goodwill impairment tests on October 31st of each year. In addition, we will perform further quarterly analysis of whether any event has occurred that would more likely than not reduce our enterprise value below our carrying amount, and, if so, we will perform a goodwill impairment test between the annual dates. Any future impairment adjustment will be recognized as an expense in the period that the adjustment is identified.

RESTRUCTURING COSTS AND ASSET IMPAIRMENT were $14.1 million, $18.8 million and $11.7 million in 2005, 2004 and 2003, respectively, relating to the restructuring plans described in Note 9 in the accompanying Notes to Consolidated Financial Statements for 2005. Our primary reason for initiating these restructuring plans was to align our cost structure with our services-based revenue model and to streamline our corporate operations. As of January 31, 2005, activities under all restructuring plans had been completed, including a 45% reduction in our global workforce, with the remaining restructuring provision of $1.7 million to be drawn-down over time as cash is paid in connection with ongoing restructured contracts such as closed office leases. We do not expect any significant additional restructuring expenses in connection with any of our restructuring initiatives.

                           -----------------------------------------------------------------------------------------
                                                                                                         Remaining
                           Provision as    Additional                    Cumulative     Cumulative      Provision as
                            at January      Charges       Revisions       Non-cash         Cash        at January 31,
                             31, 2004     During 2005    During 2005      Drawdowns      Drawdowns          2005
                           -----------------------------------------------------------------------------------------
AUGUST 2001
-----------
Office closure costs              4             --             13              --             (17)             --

JUNE 2002
---------
Office closure costs            160             --            402              --            (562)             --

MAY 2003
--------
Workforce reduction              97             --            202              --            (299)             --
Office closure costs            477             --          1,581              --            (901)          1,157

MAY 2004
--------
Workforce reduction              --          4,217            332              --          (4,413)            136
Office closure costs             --          1,743           (210)             --          (1,092)            441
Redundant assets                 --          5,770             --          (5,770)             --              --
                           -----------------------------------------------------------------------------------------
                                738         11,730          2,320          (5,770)         (7,284)          1,734
                           =========================================================================================

During 2005, we incurred initial charges relating to our May 2004 restructuring initiative and additional revisions to each of our restructuring initiatives of cumulatively $14.1 million, comprised of $4.8 million for workforce reduction, $3.5 million for office closure costs and $5.8 million for redundant assets.

Our restructuring provisions were drawn-down in 2005 as a result of cash payments related to these initiatives of $7.3 million and a non-cash write-off of redundant assets in connection with the May 2004 initiative of $5.8 million, relating primarily to software, hardware and office-related assets.

During 2004, we incurred aggregate restructuring charges and revisions of $18.8 million, broken down into workforce reduction expenses of $8.1 million, office closure costs of $6.4 million, redundant asset write-offs of $1.8 million, data center consolidations of $0.9 million and network system consolidations of $1.6 million. Restructuring provisions were drawn-down in 2004 as a result of cash payments related to these initiatives of $17.2 million and a non-cash write-off of redundant assets in connection with the May 2003 and June 2002 initiatives of cumulatively $1.8 million, relating primarily to software, hardware and office-related assets.

During 2003, we incurred aggregate restructuring charges and revisions of $11.7 million, broken down into workforce reduction expenses of $5.3 million, office closure costs of $5.2 million, redundant asset write-offs of $0.6 million, data center consolidations of $0.2 million and network system consolidations of $0.4 million. Restructuring provisions were drawn-down in 2003 as a result of cash payments related to these initiatives of $11.6 million and a non-cash write-off of redundant assets in connection with the June 2002 and August 2001 initiative of cumulatively $0.9 million, relating primarily to software, hardware and office-related assets.

Investment income (expense) net of interest expense was an expense of $1.2 million and $1.8 million in 2005 and 2004, respectively, compared to income of $1.9 million in 2003. The decrease in each year is attributable to a decrease in investment income caused by declining yields from cash, cash equivalents and marketable securities as well as lower investment balances as a result of cash usage, compared to the higher 5.5% fixed interest rate paid on our convertible debentures, discussed in more detail in Note 10 to the Consolidated Financial Statements.

GAIN (LOSS) ON PURCHASE OF CONVERTIBLE DEBENTURES was nil, $0.9 million, and ($0.1) million in 2005, 2004 and 2003, respectively. The gain in 2004 resulted from our purchase of $45.0 million principal amount of our convertible debentures during 2004, while the loss in 2003 related to the purchase of approximately $1.5 million principal amount of our convertible debentures in 2003, all as further described in Note 10 to the Consolidated Financial Statements.

INCOME TAX EXPENSE (RECOVERY) was $0.3 million for each of 2005 and 2004 with a tax recovery of $0.4 million in 2003. The income tax recovery in 2003 was the result of carrying back US losses for one of our US subsidiaries in order to recover taxes we paid in prior years for that subsidiary.

Overall, we incurred a loss of $55.3 million in 2005, compared to losses in 2004 and 2003 of $38.5 million and $138.2 million, respectively. The increase in the loss between 2005 and 2004 is primarily attributable to the charges related to the impairment of goodwill and to lower revenues, and was partially offset by lower operating and restructuring expenses.


B.       LIQUIDITY AND CAPITAL RESOURCES

Historically, we have financed our operations and met our capital expenditure requirements primarily through cash flows provided from operations, long-term borrowings and sales of debt and equity securities. As of April 30, 2005, we had $53.1 million in cash, cash equivalents and marketable securities, and $8.5 million in available lines of credit. On June 30, 2005 we used $27.7 million in cash to satisfy all of our outstanding convertible debentures on their maturity. We believe we have sufficient liquidity to fund our operating requirements for 2006. Should additional financing be undertaken, the proceeds from any such transaction could be utilized to fund strategic transactions, for reducing debt or for general corporate purposes. We may, from time to time, consider selective strategic transactions to create value and improve performance, which may include acquisitions, dispositions, restructurings, joint ventures and partnerships, and we may undertake a financing transaction in connection with such a potential strategic transaction. In addition, as opportunities arise from time-to-time, we may liquidate certain of our long-term investments to improve our cash position.

The table set forth below provides a summary statement of cash flows for the years indicated in millions of dollars:

                                                                       -------------------------------------------
                                                                       JANUARY 31,     January 31,     January 31,
                                                                          2005            2004            2003
                                                                       -------------------------------------------
Cash used in operating activities                                       (15.0)            (32.6)          (16.8)
Additions to capital assets                                              (1.1)             (5.8)           (5.3)
Acquisition                                                              (0.2)             (0.3)           (2.2)
Purchase of convertible debentures                                         --             (43.3)           (1.5)
Purchase of common shares                                                  --             (27.2)             --
Issuance of common shares                                                  --               0.2             0.2
Purchase of long-term investment                                           --                --            (0.1)
                                                                       -------------------------------------------
Net change in cash and cash equivalents and marketable securities       (16.3)           (109.0)          (25.7)
Cash and cash equivalents and marketable securities, beginning of year   65.1             174.1           199.8
                                                                       -------------------------------------------
Cash and cash equivalents and marketable securities, end of year         48.8              65.1           174.1
                                                                       ===========================================

CASH USED IN OPERATING ACTIVITIES was $15.0 million, $32.6 million and $16.8 million for 2005, 2004 and 2003, respectively. The decrease in cash used in operating activities in 2005 from 2004 was principally due to stronger cash collections and improved operating performance. Included in the cash used in operating activities in 2005 was $7.3 million related to cash payments directly related to our restructuring initiatives, $1.5 million for our semi-annual debenture interest and $6.2 million for cash used in other operating activities.

ADDITIONS TO CAPITAL ASSETS of $1.1 million in 2005 represents investments that we have made in computing equipment and software to support our global operations and the centralization of our support functions.

ACQUISITION represents the purchase price and costs related to our acquisition of Tradevision AB ("Tradevision"). In 2003 and 2002 we undertook a focused acquisition strategy designed to complement and enhance our product offering and our distribution capabilities. Pursuant to this strategy, we purchased 70% of the outstanding shares of Tradevision in 2002 and the remaining 30% interest in 2003.

The total purchase price for Tradevision at the time of acquisition was $7.6 million, which included the cash consideration, the integration costs and other acquisition related expenses. In addition, $1.4 million in acquisition costs have been incurred since October 2002, including $0.5 million in purchase price `earn-out' to the vendors. Accordingly, the total cash purchase price for Tradevision as of January 31, 2005 is $9.0 million ($0.2 million, $0.3 million, $2.2 million and $6.3 million paid in 2005, 2004, 2003 and 2002, respectively). The remaining potential purchase price `earn-out' payable by us to the vendors is $0.2 million.

PURCHASE OF CONVERTIBLE DEBENTURES. In 2004, we purchased for cancellation $45.0 million aggregate principal amount of our debentures through a wholly owned subsidiary for $43.3 million, including costs associated with the offer. In December 2001, March 2002, and August 2002, pursuant to a normal course issuer bid, we cumulatively purchased for cancellation $3.0 million principal amount of the debentures for $2.6 million, including costs associated with the offer.

PURCHASE OF COMMON SHARES. In July 2003, we purchased for cancellation 11,578,000 of our common shares for an aggregate cost of $27.2 million, including costs associated with the offer. As of March 31, 2005, there were 40,705,811 shares issued and outstanding.

ISSUANCE OF COMMON SHARES represents the proceeds from the issuance of common shares on the exercise of granted stock options. In 2004, 59,300 stock options were exercised for proceeds of $0.2 million.

PURCHASE OF LONG-TERM INVESTMENT of $0.1 million in 2003 represents additions to our existing investment in Ocado, an online food retailer based in the United Kingdom. On May 25, 2005 we announced that we had disposed 22% of this long-term investment for aggregate proceeds of $1.2 million.

As of January 31, 2005, our current assets exceeded our current liabilities by $21.4 million. Current assets included $17.2 million of cash and cash equivalents, $31.5 million in short-term marketable securities and $7.1 million in current trade receivables. Our working capital has decreased from January 31, 2004 to January 31, 2005 by $34.7 million, principally as a result of the reclassification of $27.0 million of our convertible debentures to current liabilities from long-term liabilities, the reclassification of $10.0 million of our DRD investments from long-term to short-term assets, as well as the use of cash in operations and restructuring activities.

CASH AND CASH EQUIVALENTS AND MARKETABLE SECURITIES. Cash and cash equivalents include short-term deposits and marketable debt securities with original maturities of three months or less. Short-term marketable securities are comprised of debt securities maturing between three and 12 months from the balance sheet date. Long-term marketable securities are comprised of debt securities maturing in excess of 12 months from the balance sheet date. Effective October 31, 2002, debt securities were marked to market with the resulting gain or loss included in other comprehensive income (loss). Marketable securities represent cash invested in investment-grade corporate bonds and commercial paper, and in investment-grade DRD eligible securities issued by US corporations.

Our investments in marketable securities are governed by our Investment Policy Guidelines as approved by the Board of Directors, which were updated during the first quarter of 2005. The updated provision stipulated a more conservative investment philosophy whereby all maturing investments will be re-invested in AAA-rated marketable securities and, to the extent deemed necessary to avoid adverse tax consequences, in DRD eligible securities. Since many of our investments had maturities in May 2004 and June 2004, the proceeds of these investments were reinvested in AAA-rated investments.

As of January 31, 2005, 35% of the total cash and investment portfolio was in interest-bearing cash deposits and 65% was in short-term marketable securities. The table below provides an analysis of our consolidated holdings of cash and investments in millions of dollars with their credit ratings as of January 31, 2005:

                                                  STANDARD & POOR'S      PERCENTAGE OF        AMOUNT
                                                    (S&P) RATING             TOTAL
                                                  --------------------------------------------------------
Interest-bearing cash deposits                         --                      35%              17.2

Marketable securities                                 AAA                      65%              31.6
                                                                       -----------------------------------
                                                                              100%              48.8
                                                                       ===================================

COMMITMENTS

CONTRACTUAL OBLIGATIONS
To facilitate a better understanding of our contractual obligations, the following information is provided (in millions of dollars) in respect of our convertible debentures and operating lease obligations as at January 31, 2005:

                                                  ------------------------------------------------------------
                                                    LESS THAN      1-3         3-5      MORE THAN 5
                                                     1 YEAR       YEARS       YEARS        YEARS        TOTAL
                                                  ------------------------------------------------------------
Convertible debentures (plus interest payments)        27.7          --         --           --          27.7
Operating lease obligations                             3.0         2.4        0.9          0.2           6.5
                                                  ------------------------------------------------------------
TOTAL                                                  30.7         2.4        0.9          0.2          34.2
                                                  ============================================================

CONVERTIBLE DEBENTURES
----------------------
On June 30, 2000, we issued $75.0 million aggregate principal amount of convertible unsecured subordinated debentures maturing on June 30, 2005. The debentures bore interest at the rate of 5.5% per annum, which had accrued from June 30, 2000 and had been paid in equal semi-annual installments in arrears on June 30th and December 30th of each year. In December 2001, March 2002, August 2002 and July 2003, we cumulatively purchased for cancellation $48.0 million principal amount of the debentures. At January 31, 2005, we had $27.0 million of these debentures outstanding. On June 30, 2005 we paid $27.7 million in principal and interest to satisfy all of the outstanding convertible debentures on their maturity.

Operating Leases
----------------
We are committed under non-cancelable operating leases for business premises and computer equipment with terms expiring at various dates through 2012. The future minimum amounts payable under the lease agreements in millions of dollars are described in the chart above.

We have initiated the exit of various equipment and real property leases in connection with previously announced restructuring activities. Some of these leases have outstanding balances pending full and final resolution and settlement of such lease obligations with the applicable lessor. The aggregate outstanding restructuring provision related to these leases at January 31, 2005 was $1.6 million.

CONTINGENCIES
On January 23, 2004, we announced that a complaint alleging patent infringement had been filed against us in the United States District Court for the Southern District of New York by ArrivalStar, Inc. In late-April 2005, we settled the lawsuit by making a one-time payment to acquire a fully paid license to the patent of ArrivalStar, Inc. in connection with the confidential settlement of outstanding patent litigation. ArrivalStar's patents generally relate to advance notification systems using GPS technology.

On or about May 19, 2004, we were named as a defendant in a securities class action lawsuit captioned BRIJ WALIA V. THE DESCARTES SYSTEMS GROUP INC., ET AL., which was filed in the United States District Court for the Southern District of New York purportedly on behalf of purchasers of our common stock between June 4, 2003 and May 6, 2004. The complaint also names as defendants two of our former officers. The complaint alleges, among other things, that the defendants made misstatements to the investing public between June 4, 2003 and May 6, 2004 regarding our financial condition. Three additional complaints were filed and, subsequently, all four actions were consolidated before a single judge for pretrial purposes. On November 2, 2004, we announced that we had reached an agreement-in-principle to settle the consolidated securities class action litigation. Under the terms of the settlement-in-principle, a settlement fund will be established in the total amount of $1.5 million, of which our insurance providers will pay approximately $1.1 million and the balance paid by us. In January 2005, the parties to the litigation executed a Memorandum of Understanding that memorialized the terms of the settlement-in-principle. On April 11, 2005, the parties executed definitive settlement papers, which were filed with the court along with a motion for preliminary approval of the proposed settlement on April 12, 2005. On June 1, 2005, the court, among other things, preliminarily approved the proposed settlement, ordered that notice of the proposed settlement be provided to potential claimants, and ordered that a settlement hearing be held before the court on September 16, 2005 to consider final court approval of the proposed settlement. The proposed settlement remains subject to final approval by the court. In the second quarter of 2005, we accrued $0.5 million for anticipated defense costs related to the class action litigation. With the settlement-in-principle in the third quarter of 2005, this accrual was sufficient to encompass both our defense costs and our contribution to the settlement-in-principle. Our contribution to the settlement-in-principle was paid in the third quarter of 2005.

We have commenced arbitration proceedings against a supplier of hosting services to recover damages relating to that supplier's invoicing of fees in excess of the contractual agreement and refusal to deliver working source code for technology purchased from the supplier. At this time, the arbitration is in its initial stages.

We are also subject to a variety of other claims and suits that arise from time to time in the ordinary course of our business. The consequences of these matters are not presently determinable but, in the opinion of management after consulting with legal counsel, the ultimate aggregate liability is not currently expected to have a material effect on our annual results of operations or financial position.


GUARANTEES
In November 2002, the Financial Accounting Standards Board ("FASB") issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Other" ("FIN 45"), which expands previously issued accounting guidance and requires additional disclosure by a guarantor in its interim and annual financial statements issued after December 15, 2002, for certain guarantees. FIN 45 requires a guarantor to recognize, at the inception of a guarantee, a liability for the fair value of an obligation assumed by issuing a guarantee. As of January 31, 2005, our guarantees that were issued or modified after February 1, 2003 were not material.

VARIABLE INTEREST ENTITIES
In December 2003, FASB issued Interpretation No. 46R (FIN 46R), a revision to Interpretation No. 46 (FIN 46), CONSOLIDATION OF VARIABLE INTEREST ENTITIES. FIN 46R clarifies some of the provisions of FIN 46 and exempts certain entities from its requirements. FIN 46R is effective at the end of the first interim period ending after March 15, 2004. Entities that have adopted FIN 46 prior to this effective date can continue to apply the provisions of FIN 46 until the effective date of FIN 46R or elect early adoption of FIN 46R. The adoption of FIN 46 and FIN 46R did not have a material impact on our financial statements, as we have not been involved in any transactions requiring consolidation as prescribed by FIN 46 or FIN 46R.

         OUTSTANDING SHARE DATA

We have an unlimited number of common shares authorized for issuance. As of January 31, 2005, we had 40,705,811 common shares issued and outstanding.

We also have a shareholder-approved stock option plan and other option plans that were assumed or adopted in connection with various previously completed acquisitions. As of January 31, 2005, there were options granted to purchase 4,470,608 common shares pursuant to these plans.

On November 30, 2004, we announced that our Board of Directors had adopted the Rights Plan to ensure the fair treatment of shareholders in connection with any take-over offer, and to provide the Board of Directors and shareholders with additional time to fully consider any unsolicited take-over bid. We did not adopt the Rights Plan in response to any specific proposal to acquire control of the company. The Rights Plan was approved by the Toronto Stock Exchange and was approved by our shareholders on May 18, 2005. The Rights Plan took effect as of November 29, 2004, and has an initial term of three years. The Rights Plan is similar to plans adopted by other Canadian companies and approved by their shareholders.

         UNAUDITED QUARTERLY FINANCIAL HIGHLIGHTS

The following table provides an analysis of our unaudited operating results (in thousands of dollars, except per share and number of share amounts) for each of the quarters ended on the date indicated:

                                          -------------------------------------------------------------------------
                                          APRIL 30,       JULY 31,        OCTOBER 31,     JANUARY 31,       TOTAL
                                             2004           2004             2004            2005
                                          -------------------------------------------------------------------------
2005
----
Revenues                                    13,256          11,065          11,045          11,029          46,395
Gross margin                                 7,791           5,173           6,334           6,044          25,342
Operating expenses                          16,781          13,163           7,064           5,708          42,716
Loss                                       (28,943)        (22,699)         (2,730)           (959)        (55,331)
Basic and diluted loss per share             (0.71)          (0.56)          (0.07)          (0.02)          (1.36)
Weighted average shares outstanding         40,706          40,706          40,706          40,706          40,706
 - basic and diluted (thousands)

                                          -------------------------------------------------------------------------
                                          APRIL 30,       JULY 31,        OCTOBER 31,     JANUARY 31,       TOTAL
                                             2003           2003             2003            2004
                                          -------------------------------------------------------------------------
2004
----
Revenues                                    14,187          15,219          16,026          14,353          59,785
Gross margin                                 9,407          10,529          11,239           9,223          40,398
Operating expenses                          12,848          11,576          12,204          16,982          53,610
Loss                                        (9,018)        (14,706)         (4,194)        (10,575)        (38,493)
Basic and diluted loss per share             (0.17)          (0.29)          (0.10)          (0.26)          (0.84)
Weighted average shares outstanding         52,230          50,470          40,654          40,655          45,951
 - basic and diluted (thousands)

Our May 2004 restructuring initiative, described in Note 9 to the 2005 Consolidated Financial Statements, had a significant effect on our quarterly operating results, beginning with the quarter ended July 31, 2004. Revenues declined as we reduced our sales force, concentrated on our existing customers and our services-based business model and tempered our pursuit of new license transactions. In addition, our operating expenses were significantly reduced as a result of this restructuring initiative, beginning in the quarter ended October 31, 2004.

Our losses over the quarters detailed in the table above were also impacted by significant charges in particular quarters. In the quarter ended July 31, 2003, we incurred a restructuring charge of $7.3 million in connection with our May 2003 restructuring initiative described in Note 9 to the 2005 Consolidated Financial Statements. In the quarter ended April 30, 2004, we incurred a goodwill impairment charge of $18.0 million. In the quarter ended July 31, 2004, we incurred a restructuring charge of $11.7 million in connection with the May 2004 restructuring initiative.

The number of common shares used in the loss per share calculation has reduced over the quarterly periods shown as a result of the repurchase of 11,578,000 common shares in May 2003. The stepped decline shown in the table above is the result of the weighted average outstanding share calculation required by applicable accounting principles.

In the fourth quarter of 2005, we substantially completed our May 2004 restructuring initiative and reduced both our total expenses and loss by $1.8 million from their corresponding levels in the previous quarter. Our improved operating results contributed to our cash, cash equivalents and marketable securities being $2.4 million higher than at the end of the third quarter. Other events in the fourth quarter of 2005 included the adoption by our Board of Directors of the Rights Plan to ensure the fair treatment of shareholders in connection with any take-over offer, and to provide the Board of Directors and shareholders with additional time to fully consider any unsolicited take-over bid; the settlement-in-principle of the securities class action lawsuit (discussed above); and the appointment of Arthur Mesher as Chief Executive Officer.

CHANGES IN ACCOUNTING POLICIES

At January 31, 2005, we had various stock-based employee compensation plans. We account for those plans in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"), and related Interpretations. No stock-based employee compensation cost is reflected in income (other than certain options that relate to a specific acquisition, the amount of which is described in Note 2 to the 2005 Notes to Consolidated Financial Statements), as no options granted under those plans had an exercise price less than the market value of the underlying common stock on the date of grant.

On December 16, 2004, the FASB issued SFAS No. 123 (revised 2004) "Share Based Payment." Statement 123(R) requires all entities to recognize compensation expense in an amount equal to the fair value of share based-payments. This statement is effective for public companies for the first annual or interim reporting period beginning after June 15, 2005. On April 14, 2005, the United States Securities and Exchange Commission ("SEC") announced the adoption of a new rule that amends the compliance dates for FAS 123(R) allowing SEC registrants to implement FAS 123(R) for their first fiscal year commencing after June 15, 2005 (which, for us, would be fiscal 2007). Given the foregoing, absent any further pronouncements impacting the effective date of FAS 123(R), we currently intend to adopt FAS 123(R) effective for fiscal 2007.

The following table provides the pro forma impact of expensing stock options for the periods indicated (in thousands of dollars, except per share data):

                                                          --------------------------------------
                             YEAR ENDED                   JANUARY 31,   January 31,   January 31,
                                                             2005          2004          2003
                                                          --------------------------------------
Loss - As reported                                           (55,331)      (38,493)     (138,195)
Add:  Stock-based compensation - As reported                     137           171           467
Less: Total stock-based compensation expense determined
under the fair value based method for all awards              (1,874)       (5,458)       (8,546)
                                                          --------------------------------------
Loss - Pro forma                                             (57,068)      (43,780)     (146,274)
                                                          ======================================

Loss per share - Basic and diluted
                                                          --------------------------------------
As reported                                                    (1.36)        (0.84)        (2.65)
                                                          ======================================
Pro forma                                                      (1.40)        (0.95)        (2.80)
                                                          ======================================

The fair value of stock option grants is estimated using the Black-Scholes option-pricing model with the following assumptions:

                                                          --------------------------------------
                             YEAR ENDED                   JANUARY 31,   January 31,   January 31,
                                                             2005          2004          2003
                                                          --------------------------------------
Black-Scholes average assumptions:
Expected dividend yield                                         0.0%          0.0%          0.0%
Expected volatility                                            68.0%         83.0%         91.0%
Risk-free rate                                                  3.6%          3.9%          4.2%
Expected option life in years                                    4.4           4.0           3.6
                                                          --------------------------------------
Weighted average fair value per option                         $0.84         $1.64         $3.43
                                                          ======================================

C.       RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

         We believe that our future success depends in large part on our ability to maintain and enhance our current product lines. Accordingly, we invest in product development to ensure that sufficient resources are focused on developing new products or enhancements to our existing products. We believe that such expenditures are critical to our success. In 2005, we incurred research and development expenses of approximately $10.4 million, or approximately 22% of our annual consolidated revenues for 2005. In 2004, we incurred research and development expenses of approximately $9.4 million, or approximately 16% of our annual consolidated revenues for 2004. In 2003, we incurred research and development expenses of approximately $15.2 million, or approximately 22% of our annual consolidated revenues for 2003.

         We have made substantial investments in research and development over the last several years. Our growth and future financial performance will depend in part on our ability to enhance existing applications, develop and introduce new applications that keep pace with technological advances, meet changing customer requirements, respond to competitive products and achieve market acceptance.

         Although we typically conduct research and development initiatives internally, our modular solutions and component-based architecture have allowed us to use outsourced developers on an as needed basis. In 2005, our outsourced development was primarily with one particular provider through their facilities in India, however, we terminated this relationship in October 2004 in connection with our cost reduction initiatives. As of January 31, 2005, the majority of all development work was being performed internally.

         Our research and development program requires a high degree of detail in business analysis, technical design, and quality assurance. Particular expertise in solving operations research or logistics problems is a benefit to us, as is practical experience in dealing with the day-to-day challenges that our customers face in dealing with logistics providers and deliveries in general. We believe that we are well positioned to address our needs internally, however, we continue to evaluate potential new employees to help us expand or expedite our development processes as needed.

         To build applications, we have implemented an application development process based on a six-month cycle. The cycle requires one month for solution analysis and design, three months for building, one month for review and quality assurance testing, and one month for packaging the application and training our pre-sales and post-sales representatives.

         During 2005, we completed the migration of the majority of our applications to the LNOS architecture. A service-oriented architecture providing distributed, scalable and reliable deployment options, the LNOS architecture speeds development and deployment of industry solution sets based on our supply chain suites.

         Utilizing our regular release schedule, all generally available products were upgraded in 2005. We delivered a number of new products in 2005, including INVENTORY SNAPSHOTS(TM), MULTIMODAL ROUTE GUIDE(TM), APPOINTMENT SCHEDULER(TM), KPI Metrics(TM) and LNOS REPORTING SERVICES(TM).

         We currently plan to provide one or more releases for our generally available products in 2006. Additional new products are currently planned for delivery in 2006, including OCEAN RATE BUILDER(TM), MONITOR(TM), AUTOMATED VEHICLE LOCATION(TM) (AVL) and additional releases of our existing products in alignment with the regular release schedule.

D.       TREND INFORMATION.

         Our business may be impacted from time to time by the general cyclical and seasonal nature of particular modes of transportation and the freight market in general, as well as the cyclical and seasonal nature of the industries that such markets serve. Factors which may create cyclical fluctuations in such modes of transportation or the freight market in general include legal and regulatory requirements, timing of contract renewals between our customers and their own customers, seasonal based tariffs, vacation periods applicable to particular shipping or receiving nations, and amendments to international trade agreements.

         In the fourth quarter and year ended January 31, 2005, our services revenues comprised approximately 91% and 90%, respectively, of our total revenues for the period, with the balance being license revenues. We currently anticipate that during 2006 our revenues will again be predominantly services revenues, fueled by our continued migration of our legacy license-based products to our LNOS architecture. We do, however, anticipate maintaining the flexibility to license our products to those customers who prefer to buy the products in that fashion.

         In 2006 we intend to continue to manage our business to align our operating expenses with our visible and recurring revenues. We believe that our existing services infrastructure provides us with opportunities to increase our services gross margin if aggregate services revenues increase above their 2005 levels. In addition, we intend to maintain the flexibility in our business model to enable our customers to elect to license technology rather than subscribe to services, though we intend to manage and plan cost levels for the business with minimal expectations of license revenue. Given this, and given the historically higher gross margin we have seen from licenses of our technology, we anticipate that if license revenues are higher than our expectations that this will contribute positively to our bottom line.

         As a consequence of our May 2004 restructuring initiative, the amount we spent on sales and marketing was significantly reduced as we focused our sales efforts on our existing customer base. We anticipate that in the latter half of 2006, as the development of our LNOS-based products mature, we will advance our efforts in selling our products to new customers and that this will correspondingly increase the amount that we spend on sales and marketing. This can already be seen in 2006 with our additions of Chris Jones as EVP, Solutions and Markets, and Mark Weisberger as EVP, Field Operations.

         We currently anticipate that in 2006 the significant majority of our business will continue to be in the Americas, with the EMEA region being the bulk of the remainder of our business. On March 3, 2005 we announced the hiring of Vincent Ho as General Manager, Asia-Pacific and, accordingly, we currently anticipate that in the latter half of 2006 our business activities in the Asia-Pacific region may increase.

         In 2005 we spent $1.1 million on capital expenditures. We currently estimate similar levels of capital expenditures in 2006.


E.       OFF-BALANCE SHEET ARRANGEMENTS.

The Company does not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on the Company's financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.


F.       TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS.

To facilitate a better understanding of our contractual obligations, the following information is provided (in millions of dollars) in respect of our convertible debentures and operating lease obligations as of April 30, 2005:

                              ---------------------------------------------------------
                              LESS THAN     1-3        3-5     MORE THAN         TOTAL
                               1 YEAR      YEARS      YEARS     5 YEARS
                              ---------------------------------------------------------
Convertible Debentures (plus
interest payments)              27.7         --         --         --            27.7

Operating Lease Obligations      3.0        2.4        0.9        0.2             6.5
                              ---------------------------------------------------------
TOTAL                           30.7        2.4        0.9        0.2            34.2
                              =========================================================

G.       DISCLOSURE PURSUANT TO THE REQUIREMENTS OF NASDAQ

We were granted an exemption from the Nasdaq Marketplace Rules requiring each issuer to provide for a quorum at any meeting of the holders of common stock of no less than 33 1/3% of the outstanding shares of the issuer's common voting stock. This exemption was granted because Nasdaq's requirements regarding the quorum required for meetings of the holders of common stock are contrary to generally accepted business practices in Canada. In particular, Section 101 of the Ontario Business Corporations Act provides that a company's by-laws may set the quorum requirements for a meeting of shareholders. The relevant provisions of our by-laws state that "two shareholders, in person or by proxy, holding shares of the Corporation entitled to vote at a meeting of shareholders, shall constitute a quorum at such meeting unless there is only one holder of any class or series of shares, in which case the shareholder present in person or by proxy constitutes a quorum. A quorum is required only at the opening of the meeting."


ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.       DIRECTORS AND SENIOR MANAGEMENT

         The following table sets forth the name, location of residence and office held by each of our executive officers and directors as at July 1, 2005. Each director is elected at the annual meeting of shareholders or appointed pursuant to the provisions of our bylaws and applicable laws to serve until the next annual meeting or until a successor is elected or appointed, subject to earlier resignation by the director.

NAME AND LOCATION OF RESIDENCE        OFFICE HELD
------------------------------        -----------

DR. STEPHEN WATT(2)(3)(4)             Director, Chairman of the Board
London, Ontario, Canada

JOHN ALBRIGHT(1)(2)(4)                Director
Toronto, Ontario, Canada

JAMES BALSILLIE(1)(5)                 Director
Waterloo, Ontario, Canada

J. IAN GIFFEN(1)(3)(4)(5)             Director
Unionville, Ontario, Canada

CHRIS HEWAT(3)                        Director
Toronto, Ontario, Canada

ARTHUR MESHER                         Director, Chief Executive Officer
Waterloo, Ontario, Canada

OLIVIER SERMET(2)(5)                  Director
Walnut Creek, California, U.S.A.

CHRIS JONES                           Executive Vice-President,
Atlanta, Georgia, U.S.A.              Solutions and Markets

NAME AND LOCATION OF RESIDENCE        OFFICE HELD
------------------------------        -----------

BRANDON NUSSEY                        Chief Financial Officer
Waterloo, Ontario, Canada

J. SCOTT PAGAN                        General Counsel & Corporate Secretary
Cambridge, Ontario, Canada

MARK WEISBERGER                       Executive Vice President, Field Operations
Houston, Texas, U.S.A.

         (1)  Member of the Audit Committee.
         (2)  Member of the Compensation Committee.
         (3)  Member of the Corporate Governance Committee.
         (4)  Member of the Nominating Committee.
         (5)  Member of the Operations Committee.


         Information about each of our directors and executive officers, including his respective principal occupation during at least the five years preceding January 31, 2005 is as follows:

         DR. STEPHEN WATT, has been an outside member of our board of directors since June 2001. For the past five years, Dr. Watt has been a professor in the Department of Computer Science at the University of Western Ontario, and was Chair of the Department from 1996 to 2002.

         JOHN ALBRIGHT has been an outside member of our board of directors since November 1996. Since May 1996, Mr. Albright has been President of J.L. Albright Venture Partners Inc., a venture capital firm that specializes in making investments in the ordinary course of business in emerging information technology companies which involve substantial risks. Mr. Albright resigned as a director of Indian Motorcycle Company effective January 1, 2003 prior to it ceasing operations and appointing an assignee to manage its assets in September 2003. Indian Motorcycle Company was not a reporting issuer. Mr. Albright currently serves as a director on publicly traded Bioscrypt Inc. (TSX:BYT); Nuvo Network Management Inc. (TSX: NNM); and FUN Technologies plc (TSX:FUN, AIM:FUN).

         JAMES BALSILLIE has been an outside member of our board of directors since November 1996 and is presently Chairman and Co-Chief Executive Officer of Research in Motion Limited, a company engaged in the business of developing and supplying radios and other access devices for use in wireless communications systems, which he joined in 1992.

         J. IAN GIFFEN has been an outside member of our board of directors since March 2004. Since 1996, he has been a consultant and advisor to/director of software companies and technology investment funds. From January 1992 to January 1996, Mr. Giffen was Vice President and Chief Financial Officer at Alias Research, a developer of 3D graphics software. Mr. Giffen is currently a director of 724 Solutions Inc., Financial Models Company Inc., Macromedia Inc., MKS Inc., Sierra Systems Group Inc., Strategic Vista Inc., and a director/advisor to a number of other private companies. Mr. Giffen is a Chartered Accountant and has a Bachelor of Arts degree in business administration from the University of Strathclyde in Glasgow.

         CHRIS HEWAT has been an outside member of our board of directors since June 2000. Mr. Hewat has been a partner at the law firm of Blake, Cassels & Graydon LLP since 1993, having joined the firm in 1987. Blake, Cassels & Graydon LLP provided legal services to us during the fiscal year ended

January 31, 2005 and is expected to provide legal services to the Company in the fiscal year ending January 31, 2006.

         ARTHUR MESHER is our Chief Executive Officer. Mr. Mesher first joined our management team in May 1998 and served as Executive Vice President, Corporate Strategy and Business Development until his appointment as Chief Executive Officer in November 2004. Mr. Mesher also occupied the interim Office of the CEO from May 2004 to November 2004 with Mr. Nussey. He was elected to the board of directors on May 18, 2005.

         OLIVIER SERMET has been an outside member of our board of directors since May 18, 2005. Mr. Sermet was previously CEO and President of Softface, Inc. for four years from 2000 until its sale to Ariba, Inc. in April 2004. Prior to his role at Softface, Mr. Sermet was Senior Vice-President of Worldwide Field Operations for OnDisplay, Inc. from 1996, through its initial public offering in 1999 and eventual sale to Vignette Corporation in 2000. Prior to OnDisplay, Mr. Sermet was Vice-President and General Manager for the western half of the U.S. and Canada for Dun and Bradstreet Software, Inc. Mr. Sermet is currently a limited partner with venture capital firms Northwest Venture Associates and Matrix Partners.

         CHRIS JONES is our Executive Vice President, Solutions and Markets and joined us in May 2005. Mr. Jones was previously SVP, Research at Aberdeen Group, Inc., starting in November 2003. Prior to Aberdeen Group, Mr. Jones was President of PassKey Research from January 2003. Prior to PassKey Research, Mr. Jones was EVP, Marketing and Corporate Development at SynQuest, Inc. from 1998, through its initial public offering in 2000 and eventual sale to Viewlocity in November 2002. Prior to SynQuest, Mr. Jones was a Vice President and Research Director for Gartner, Inc. from 1994. Mr. Jones holds a Bachelor of Science in Electrical Engineering from Lehigh University.

         BRANDON NUSSEY is our Chief Financial Officer. Mr. Nussey joined Descartes' finance department in June 2000 from Inscriber Technologies. Mr. Nussey held various senior positions in the finance department until his appointment to Senior Vice-President, Operations in May 2003. Mr. Nussey was appointed Chief Financial Officer in March 2004. Mr. Nussey also occupied the interim Office of the CEO from May 2004 to November 2004 with Mr. Mesher.

         J. SCOTT PAGAN is our General Counsel & Corporate Secretary. Mr. Pagan joined our legal department in May 2000 and was appointed Corporate Secretary in May 2003, and General Counsel & Corporate Secretary in June 2004. Prior to joining Descartes, Mr. Pagan was in private legal practice in Ontario.

         MARK WEISBERGER is our Executive Vice-President, Field Operations and joined us in May 2005. Mr. Weisberger was previously VP, Sales at Sychron Inc., starting in July 2004. Prior to Sychron, Mr. Weisberger was VP, Field Operations for Softface, Inc. from February 2001 until its sale to Ariba, Inc. in April 2004. Prior to his role at Softface, Mr. Weisberger was Vice-President, Field Operations for OnDisplay, Inc. from 1997, through its initial public offering in 1999 and eventual sale to Vignette Corporation in 2000, following which he served as the Vice-President and General Manager of the Marketplace Division of Vignette Corporation from June 2000 to January 2001. Mr. Weisberger holds a Masters of Business Administration from the University of Arkansas.

There are no family relationships among any of the foregoing persons, and there are no arrangements or understandings with any person pursuant to which any of our directors or members of senior management were selected.

B.       COMPENSATION

AGGREGATE COMPENSATION OF DIRECTORS AND OFFICERS

COMPENSATION OF DIRECTORS

Up until June 28, 2004, the Company's policy respecting the compensation of outside directors provided for the payment of an annual cash retainer of Cdn.$7,500 and a fee for each meeting of the Board of Directors or any committee thereof attended of Cdn.$500 per meeting.

Following a review by the Board of Directors of the Company's board compensation policy, which was last revised as of February 1, 2002, the Board of Directors approved new compensation arrangements for outside directors effective June 28, 2004. These new arrangements reflect consideration of the need to compensate outside directors appropriately for the time and effort expended and the responsibilities assumed in their capacity as directors, and the level of compensation paid to directors of comparable public companies. In addition, these arrangements reflect the Board of Directors' experience that the responsibilities of the Board of Directors are discharged by the directors' respective efforts undertaken on behalf of the Company outside of their formal meetings. Based on these considerations, the annual retainers were increased as described below, and meeting fees were eliminated. In addition, the Board of Directors approved the adoption of a deferred stock unit plan (the "DSU Plan"), the terms of which are discussed below, under which outside directors are eligible to be issued Deferred Stock Units ("DSUs") in partial satisfaction of their annual retainers.

Under the new director compensation arrangements, outside directors receive an annual base retainer of $15,000. In addition, members of the Audit Committee of the Board of Directors receive an annual retainer of $6,000, while the Chair of that committee receives an annual retainer of $8,000. Members of the Corporate Governance and Compensation Committees receive an additional annual retainer of $4,000, while the Chairs of those respective committees receive an additional annual retainer of $6,000. Members of the Nominating Committee are not compensated for serving on that committee. All annual retainers are paid in cash and/or DSUs as described below.

The Board of Directors adopted the DSU Plan effective June 28, 2004. Under the DSU Plan, outside directors are entitled to elect to receive DSUs in full or partial satisfaction of their annual retainers, with each DSU having a value equal to the market price of the common shares, which under the DSU Plan is equal to the weighted-average closing price of the common shares in the period of five trading days preceding the date of grant. Each director is required to hold DSUs received until the director resigns or is not re-elected, following which they will be redeemed for cash during a prescribed period at a value equal to the market price of the common shares prevailing at the date of redemption. No securities have or will be issued pursuant to the DSU Plan. There are no restrictions on a director assigning his or her entitlement to payment pursuant to the DSU Plan. The Board of Directors may amend the DSU Plan as it deems necessary or appropriate, but no such amendment may adversely affect the rights of an eligible director in DSUs granted to the date of amendment without the consent of the eligible director.

Concurrent with the approval of the DSU Plan, the Board of Directors approved an Equity Ownership Policy for outside directors. Under this policy, outside directors are required to acquire and hold an aggregate number of common shares and DSUs equal to the equivalent of 2.5 times the annual base retainer in effect as at June 28, 2004 (which was $15,000), within a period of five years after the earlier of the date of adoption of the Equity Ownership Policy and the date the individual becomes a director. Until such time as an outside director attains the minimum equity ownership prescribed under the Equity

Ownership Policy, the director will be required to receive at least one-half of his annual base retainer in DSUs.

On March 11, 2004, the Board of Directors appointed J. Ian Giffen to serve on the Board of Directors. Co-incident with Mr. Giffen's appointment, Mr. Giffen was granted an option under the Company's Stock Option Plan to purchase 43,500 common shares at a price of Cdn. $3.18 vesting over a five-year period.

The Board of Directors undertook a review of the compensation to be paid to Dr. Stephen Watt in connection with his role as Chairman of the Board, which he assumed in September 2003. Following this review, on April 5, 2004 the Board of Directors granted Dr. Watt an option under the Company's Stock Option Plan to purchase 54,796 common shares at a price of Cdn.$3.10 vesting over a four-year period.

On September 30, 2004, the Board of Directors undertook an additional review of the compensation to be paid to the outside directors, particularly focused on long-term compensation awards pursuant to the Company's Stock Option Plan. After consideration of the amounts and exercise prices of the existing grants to outside directors, the Company's current trading price for common shares, the necessity to appropriately incentivize independent outside directors to continue to serve on the Board of Directors, and compensation levels for outside directors in other U.S. and Canadian public companies, the Board of Directors granted each director an option to purchase 45,000 common shares at a price of Cdn. $1.35 vesting quarterly over a 5 year period. Dr. Watt was also granted an option to purchase an additional 30,000 common shares (for an aggregate of 75,000 common shares) on these same terms in consideration of his role as Chairman of the Board.

Outside board members are also entitled to be granted options granted in accordance with the Company's Stock Option Plan. Directors of the Company are entitled to reimbursement for expenses incurred by them in their capacity as directors. Directors of the Company who are also officers or employees of the Company are not entitled to compensation for serving as directors of the Company.

In accordance with the foregoing policies applicable to 2005, the outside directors of the Company were compensated for serving as directors during the fiscal year ended January 31, 2005 as detailed in the table below.

                                              MARKET
                       CASH                  VALUE OF
                   COMPENSATION              DEFERRED                 % OF TOTAL
                    (OTHER THAN   DEFERRED  STOCK UNITS  SECURITIES     OPTIONS
                   REIMBURSEMENT    STOCK   GRANTED AT   UNDERLYING   GRANTED TO   EXERCISE OR
                   OF TRAVEL AND    UNITS   JANUARY 31,    OPTIONS   PARTICIPANTS  BASE PRICE
                  OTHER EXPENSES)  GRANTED     2005        GRANTED     IN FISCAL     ($ /
     NAME               ($)          (#)        ($)          (#)         YEAR       SECURITY)
----------------  --------------  --------  -----------  ----------  ------------  -----------
John Albright       21,315              --           --      45,000       1.5%      Cdn. 1.35
James Balsillie     22,908              --           --      45,000       1.5%      Cdn. 1.35
J. Ian Giffen       17,041           2,624        4,644      43,500       1.5%      Cdn. 3.18
                                                             45,000       1.5%      Cdn. 1.35

Chris Hewat         11,702           2,624        4,644      45,000       1.5%      Cdn. 1.35
Dr. Stephen Watt    13,570           4,812        8,517      54,796       1.8%      Cdn. 3.10
                                                             75,000       1.5%      Cdn. 1.35

On May 24, 2005, the board of directors resolved that any director who travels from a residence outside Canada to attend in-person a meeting of the board of directors would receive additional compensation of $1,000 for the day of the meeting, in addition to reimbursement of applicable travel costs.

Also on May 24, 2005, the board of directors resolved that outside directors be granted an annual grant of an option to purchase 15,000 common shares in accordance with the Company's stock option plan at the first regularly scheduled board meeting following the Company's annual meeting of shareholders. Accordingly, on May 27, 2005 the outside directors were each granted an option to purchase 15,000 common shares, at a price of Cdn. $2.64 vesting quarterly over a five-year period. In addition, as a new appointee to the Board of Directors, Olivier Sermet was granted an option under the Company's Stock Option Plan to purchase 45,000 common shares at a price of Cdn. $2.64 vesting quarterly over a five-year period.

DIRECTORS' AND OFFICERS' LIABILITY INSURANCE

Effective July 1, 2004, the Company's directors' and officers' liability insurance policy was renewed for a period of 12 months with a total coverage amount of $25,000,000, which required the Company to pay a deductible of up to $250,000 for each non-securities claim and a deductible of $500,000 for each securities claim, and has annual premiums of $1,350,000. This policy was renewed for the annual period commencing July 1, 2005 with the same coverage and deductibles.

SUMMARY COMPENSATION TABLE

The following table sets forth information regarding compensation earned during the Company's last three fiscal years by each of the individuals who served as Chief Executive Officers of the Company, Chief Financial Officers and the three other most highly compensated executive officers of the Company during the fiscal year ended January 31, 2005 (collectively, the "Named Executive Officers"):

                                                                              LONG TERM
                                                                            COMPENSATION
                                                    ANNUAL COMPENSATION(1)     AWARDS
                                                  -------------------------  ----------
                                                                             SECURITIES
                                        FISCAL                                  UNDER
                                         YEAR                                  OPTIONS
                                         ENDED    SALARY    BONUS    OTHER     GRANTED
NAME AND PRINCIPAL POSITION           JANUARY 31,   ($)      ($)      ($)        (#)
------------------------------------  ----------  -------  -------  -------  ----------
Arthur Mesher                             2005    262,595       --       --     400,000
    Chief Executive Officer(2)            2004    214,920       --       --     100,000
                                          2003    189,000       --       --          --

Manuel Pietra                             2005    106,250       --  314,000     500,000
    Former CEO and President(3)           2004    300,050       --       --     200,000
                                          2003    248,115   75,000       --

Brandon Nussey                            2005    190,322       --       --     225,000
    Chief Financial Officer(4)

Colley Clarke                             2005     34,446       --  172,229          --
    Former Chief Financial Officer(5)     2004    252,852       --       --          --
                                          2003    219,382       --       --      50,000

Bruce Gordon                              2005    205,000       --       --     300,000
    Executive Vice-President,             2004    205,000       --       --          --
    Operations(6)

Edward Ryan                               2005    200,000   24,626       --     275,000
    GM, Global Logistics Network (7)

J. Scott Pagan                            2005    151,668       --       --     125,000
    General Counsel & Corporate
    Secretary(8)

Notes:
(1) All compensation not paid in U.S. dollars has been converted into U.S. dollars at the closing foreign exchange rate on January 31st of the applicable year. Each U.S. employee is eligible to participate in the Company's 401(k) plan and is entitled to receive up to a $1,000 contribution from the Company, based on the employee's contribution.
(2) Mr. Mesher was appointed to the interim Office of the CEO on May 6, 2004 and was appointed CEO on November 30, 2004. Mr. Mesher joined the Company in 1998 and held the role of EVP, Strategic Development until May 6, 2004.
(3) Mr. Pietra's employment with the Company terminated on May 6, 2004 and amounts included in the "Other" column in the table above represent amounts paid as compensation for severance. On May 6, 2003, Mr. Pietra was appointed CEO and President of the Company and, in February 2002, appointed co-CEO and President.

(4) Mr. Nussey was appointed CFO on March 10, 2004. Together with Mr. Mesher, Mr. Nussey occupied the interim Office of the CEO from May 6, 2004 to November 30, 2004. Prior to his appointment as CFO, Mr. Nussey held various senior positions within the Company's finance department. Mr. Nussey joined the Company in May 2000.
(5) Mr. Clarke left the Company on March 10, 2004 to pursue other opportunities. Mr. Clarke provided the Company with assistance, on a consultancy basis, in transitioning his responsibilities following his departure. Amounts included in the "Other" column in the table above represent amounts paid as compensation for severance and for such consultancy services.
(6) Mr. Gordon left the Company on May 20, 2005 to pursue other opportunities. Mr. Gordon was previously appointed Executive Vice-President, Operations in June 2004. Prior to that appointment, Mr. Gordon was appointed Senior Vice-President in February 2003. Prior to February 2003, Mr. Gordon held various senior roles in the sales and professional services organizations of the Company. Mr. Gordon first joined the Company in 1999.
(7) Mr. Ryan was appointed GM, Global Logistics Network in June 2004. Prior to this appointment, Mr. Ryan held various senior sales positions with the Company. Mr. Ryan joined the Company in February 2000 in connection with the Company's acquisition of E-Transport Incorporated.
(8) Mr. Pagan was appointed General Counsel & Corporate Secretary in June 2004. Mr. Pagan was previously appointed Corporate Secretary in May 2003. Mr. Pagan has been a member of the Company's legal department since May 2000.


Chris Jones joined the Company as Executive Vice-President, Solutions and Markets in May 2005. Mr. Jones' annual base salary is $165,000 and he is eligible for an annual bonus of up to $16,500 if the Company achieves performance objectives in 2006 established by the CEO. On May 27, 2005, Mr. Jones was granted an option to purchase 200,000 common shares of the Company at an exercise price of Cdn. $2.64, expiring on May 27, 2012.

Mark Weisberger joined the Company as Executive Vice-President, Field Operations in May 2005. Mr. Weisberger's annual base salary is $200,000. Mr. Weisberger is also eligible to earn a variable bonus in 2006 of up to $150,000, calculated as a percentage of the 2006 aggregate operating revenues. On May 27, 2005, Mr. Weisberger was granted three options to purchase common shares of the Company, as follows: (a) an option to purchase 200,000 common shares at an exercise price of Cdn. $2.64, expiring on May 27, 2012; (b) a conditional option to purchase 100,000 common shares at an exercise price of Cdn. $2.64, expiring on May 27, 2012, conditional on the Company achieving revenue and operating result objectives in 2006 as established by the CEO; and (c) a conditional option to purchase 100,000 common shares at an exercise price of Cdn. $2.64, expiring on May 27, 2012, conditional on the Company achieving revenue and operating result objectives in 2007 as established by the CEO.

OPTION GRANTS DURING THE YEAR ENDED JANUARY 31, 2005

The following table sets forth information regarding grants of options to acquire common shares made to each of the Named Executive Officers during the fiscal year ended January 31, 2005.

                                                         MARKET
                                                        VALUE OF
                             % OF TOTAL                SECURITIES
                SECURITIES     OPTIONS                 UNDERLYING
                   UNDER     GRANTED TO                OPTIONS ON
                  OPTIONS   PARTICIPANTS  EXERCISE OR   THE DATE
                  GRANTED     IN FISCAL    BASE PRICE   OF GRANT
NAME                (#)         YEAR      ($/SECURITY)     ($)       EXPIRATION DATE
--------------  ----------  ------------  -----------  ----------   ------------------
Arthur Mesher      400,000         13.1%    Cdn.$1.35   Cdn.$1.35   September 30, 2011
Brandon Nussey     100,000          3.3%    Cdn.$3.18   Cdn.$3.18   March 12, 2011
Brandon Nussey     125,000          4.1%    Cdn.$1.35   Cdn.$1.35   September 30, 2011
Bruce Gordon       100,000          3.3%    Cdn.$3.18   Cdn.$3.18   March 12, 2011
Bruce Gordon       200,000          6.6%    Cdn.$1.35   Cdn.$1.35   September 30, 2011
Edward Ryan        100,000          3.3%    Cdn.$3.18   Cdn.$3.18   March 12, 2011
Edward Ryan        175,000          5.7%    Cdn.$1.35   Cdn.$1.35   September 30, 2011
J. Scott Pagan      25,000          0.8%    Cdn.$3.18   Cdn.$3.18   March 12, 2011
J. Scott Pagan     100,000          3.3%    Cdn.$1.35   Cdn.$1.35   September 30, 2011

The grants of options to the Named Executive Officers during fiscal 2005 provided for quarterly vesting of the options over a period of five (5) years. The option agreements provide that in the event of a "Change of Control", as defined in the Named Executive Officer's option agreement, all unvested options pursuant to such grant then held by the Named Executive Officer will immediately vest.

OPTIONS EXERCISED DURING THE YEAR ENDED JANUARY 31, 2005 AND OPTIONS HELD AT JANUARY 31, 2005

None of the Named Executive Officers exercised options during fiscal 2005. The following table sets forth information regarding the value of unexercised options held by the Named Executive Officers at January 31, 2005.

                SECURITIES   AGGREGATE                                 VALUE OF UNEXERCISED
                 ACQUIRED      VALUE        UNEXERCISED OPTIONS        IN-THE-MONEY OPTIONS
                ON EXERCISE   REALIZED       AT END OF PERIOD            AT END OF PERIOD
                -----------  ---------  --------------------------  --------------------------
                                        EXERCISABLE  UNEXERCISABLE  EXERCISABLE  UNEXERCISABLE
NAME                (#)         ($)         (#)           (#)           ($)           ($)
--------------  -----------  ---------  -----------  -------------  -----------  -------------
Arthur Mesher        --          --         539,020        455,000       14,200        269,794
Brandon Nussey       --          --          18,250        224,250        4,438         84,311
Bruce Gordon         --          --         104,800        297,000        7,100        134,897
Edward Ryan          --          --          51,800        297,250        6,518        118,035
J. Scott Pagan       --          --          16,000        129,890        3,550         67,448

EMPLOYMENT AGREEMENTS, TERMINATION OF EMPLOYMENT

The Company has an employment agreement with each of Messrs. Mesher, Nussey and Pagan (collectively, the "Senior Officers"). Employment agreements are currently being finalized with Messrs. Jones and Weisberger that are substantially similar to those of the Senior Officers. Mr. Mesher's employment agreement provides that if he is terminated without cause, the Company will pay him fifteen months' pay as compensation for severance. The employment agreements with the other Senior Officers provide that if the Senior Officer is terminated without cause, the Company will pay the Senior Officer up to twelve months' pay as compensation for severance, subject to a 50% reduction of such severance amount from the date the departed Senior Officer finds alternate employment. Each employment agreement with a Senior Officer provides that if the Senior Officer resigns within eighteen months after a "Change of Control" (as defined in each Senior Officer's respective employment agreement), then the Senior Officer will continue to be eligible for the applicable severance pay detailed above. Amounts to be paid are based on the base salary of the Senior Officer as identified in the above "Executive Compensation -Summary Compensation Table".

Mr. Mesher has been granted options to purchase common shares that, in the event of either (i) a "Change in Control" of the Company (as defined in his option agreement) or (ii) the termination of his employment without cause, become fully exercisable (to the extent not already fully vested) and expire no later than six months after such event. The other Senior Officers have been granted options during the fiscal year ended January 31, 2005 that provide that in the event of a "Change in Control" of the Company (as defined in the respective option agreements of the Senior Officers), the options become fully exercisable (to the extent not already fully vested) and expire no later than six months after such event

Mr. Clarke's employment with the Company and appointment as CFO terminated in March of 2004. Mr. Clarke provided the Company with assistance, on a consultancy basis, in transitioning his responsibilities following his departure.

Mr. Pietra's employment with the Company and appointment as CEO and President were terminated on May 6, 2004.

Mr. Gordon's employment with the Company and appointment as EVP, Operations was terminated on May 20, 2005.

C.       BOARD PRACTICES

Members of the Board of Directors are elected until the next annual meeting or until their successors are elected or appointed.

The Board of Directors has determined that, as of May 24, 2005, Messrs. Albright, Balsillie, Giffen, Sermet and Dr. Watt meet the independence requirements of the Nasdaq stock exchange, while Messrs. Hewat and Mesher do not meet these independence requirements.

The Board of Directors has established five standing committees, each with a specific mandate, the Audit Committee; the Compensation Committee; the Corporate Governance Committee; the Nominating Committee; and the Operations Committee. The committees, their mandates and membership are discussed below.

         AUDIT COMMITTEE

         The primary functions of the Audit Committee are to oversee our accounting and financial reporting practices and the audits of our financial statements and to exercise the responsibilities and duties set forth in the Audit Committee Charter, including, but not limited to, assisting the Board of Directors in fulfilling its responsibilities in reviewing the following: financial disclosures and internal controls over financial reporting; monitoring the system of internal control; monitoring our compliance with requirements promulgated by any exchange upon which our securities are traded, or any governmental or regulatory body exercising authority over us, as are in effect from time to time; selecting the auditors for shareholder approval; reviewing the qualifications, independence and performance of the auditors; and reviewing the qualifications, independence and performance of our financial management.

         On March 2, 2005, the Board of Directors adopted an amended audit committee charter setting out the scope of the Audit Committee's functions, responsibilities and membership requirements. A copy of that charter can be accessed at www.descartes.com/investors/governance/resources.

         As of the last day of fiscal 2005, the Audit Committee was composed of three outside, unrelated and independent directors: Mr. J. Ian Giffen (Chair), Mr. John Albright and Mr. James Balsillie. In May 2004, the Board of Directors resolved that Mr. Giffen is an "audit committee financial expert" as defined in
Item 401(h)(2) of Regulation S-K and Item 16A(b) of Form 20-F promulgated by the Securities and Exchange Commission and is financially sophisticated for the purposes of NASDAQ Rule 4350(d)(2).

         The Audit Committee met formally seven times during fiscal 2005, all of which meetings were fully attended by the members of the Audit Committee except for one meetings that Mr. Albright was unable to attend. In addition, the Audit Committee met several times informally with two or more committee members present by telephone or otherwise. Further, on at least a quarterly basis, the Chair of the Audit Committee met with the Company's CFO and the Company's auditors.

         The following sets out the education and experience of the members of the Audit Committee, each of whom is financially literate:

         JOHN L. ALBRIGHT, B.B.A., CFA - Mr. Albright is a partner and founder of J.L. Albright Venture Partners, a venture capital firm established in 1996. As a venture capitalist, Mr. Albright has gained extensive experience assisting entrepreneurs and managers shape their vision and capital plans into successful long-term growth programs. Mr. Albright is a Chartered Financial Analyst and received his Bachelor of Business Administration degree from the Schulich School of Business at York University. Mr. Albright currently serves as a director on publicly traded Bioscrypt Inc. (TSX:BYT); Nuvo Network Management Inc. (TSX:
NNM); and FUN Technologies plc (TSX:FUN, AIM:FUN).

         JAMES L. BALSILLIE, B. Comm., M.B.A., C.A. - Mr. Balsillie is Chairman and Co-Chief Executive Officer of Research in Motion Limited ("RIM"), a leading designer, manufacturer and marketer of innovative wireless solutions for worldwide mobile communications. Mr. Balsillie joined RIM in 1992 and is primarily responsible for directing strategy, business development and finance at the company. Prior to RIM and after completing his M.B.A. at Harvard, Mr. Balsillie held senior positions with

Sutherland-Schultz Limited, Prudential-Bache Securities in New York, and the Strategy Consulting and Entrepreneurial Services Group of Ernst & Young.

         J. IAN GIFFEN, C.A., B.A. - Mr. Giffen is a chartered accountant with an extensive technology background. Since 1996 he has acted as a senior advisor and board member to software companies and technology investment funds. From 1992 to 1996, Mr. Giffen was Vice President and Chief Financial Officer at Alias Research Inc., a developer of 3D software, which was sold to Silicon Graphics Inc. Mr. Giffen is currently a director of 724 Solutions Inc., Financial Models Company Inc., Macromedia Inc., MKS Inc., Sierra Systems Group Inc. and Strategic Vista Inc.

         The Audit Committee has adopted specific policies and procedures for the engagement of non-audit services from our independent auditor. Those procedures can be accessed at www.descartes.com/investors/governance/resources.

         COMPENSATION COMMITTEE

         The Compensation Committee is appointed by the Board of Directors to discharge the Board of Directors' duties and responsibilities relating to the compensation of our CEO and other members of management, as well as to review the human resource policies and practices that cover our employees.

         On March 2, 2005, the Board of Directors adopted the amended Compensation Committee Charter setting out the scope of the Compensation Committee's functions, responsibilities and membership requirements.

         As of January 31, 2005, the Compensation Committee was composed of three outside, unrelated and independent directors: Mr. James Balsillie (Chair), Mr. John Albright and Dr. Stephen Watt. The Compensation Committee met formally one time during fiscal 2005, which meeting was fully attended by the members of the Compensation Committee. In addition, the Compensation Committee met several times informally with two or more committee members present by telephone or otherwise, and the Chair of the Compensation Committee met with the CEO of the Company on several occasions.

         On May 24, 2005, the Compensation Committee was reconstituted to be composed of three outside, unrelated and independent directors: Mr. John Albright (Chair), Mr. Olivier Sermet and Dr. Stephen Watt.

         CORPORATE GOVERNANCE COMMITTEE

         The primary function of the Corporate Governance Committee is to assist the Board of Directors in fulfilling its corporate governance oversight responsibilities.

         On March 2, 2005, the Board of Directors adopted the amended Corporate Governance Committee Charter setting out the scope of the Corporate Governance Committee's functions, responsibilities and membership requirements.

         The Corporate Governance Committee is currently composed of three outside, unrelated and independent directors: Dr. Stephen Watt (Chair), Mr. Ian Giffen, and Mr. Chris Hewat. The Corporate Governance Committee met formally two times during fiscal 2005, both of which meetings were fully attended by the members of the Corporate Governance Committee. In addition, the Corporate Governance Committee met several times informally with two or more committee members present by telephone or otherwise, and the Chair and other members of the Corporate Governance Committee met with the General Counsel & Corporate Secretary of the Company on several occasions.

         NOMINATING COMMITTEE

         The Nominating Committee was established following the conclusion of the fiscal year ended January 31, 2005, with its primary responsibility being to assist the Board of Directors in identifying, recruiting and nominating suitable candidates to serve on the Board of Directors.

         On March 2, 2005, the Board of Directors adopted the Nominating Committee Charter setting out the scope of the Nominating Committee's functions, responsibilities and membership requirements.

         The Nominating Committee is currently composed of three outside, unrelated and independent directors: Mr. John Albright (Chair), Mr. Ian Giffen, and Dr. Stephen Watt. As the committee was established following fiscal 2005, there were no Nominating Committee meetings during fiscal 2005. Prior to the Nominating Committee being established, the Corporate Governance Committee and Board of Directors had the responsibilities now encompassed by the Nominating Committee Charter.

         OPERATIONS COMMITTEE

         The Operations Committee was established following the conclusion of fiscal 2005, with its primary responsibility being to assist the Board of Directors in its oversight of the Company's operations and to provide counsel to the CEO and senior management.

         The Operations Committee is currently composed of three outside, unrelated and independent directors: Mr. Olivier Sermet (Chair), Mr. James Balsillie and Mr. Ian Giffen. As the committee was established following the January 31, 2005 fiscal year-end, there were no Operations Committee meetings during the fiscal year.


D.       EMPLOYEES

         As at January 31, 2005, the Company employed 230 full-time staff. Of the 230 employees, 74 of the individuals were engaged in customer service roles (which includes customer support, activations and implementation services), 46 were in research and development roles, 43 were engaged in sales and marketing roles, 36 under network and product support roles and 31 were in general administration roles. Geographically, 198 employees were located in North America, 21 were located in EMEA, and 11 were located in Asia Pacific.

         As at January 31, 2004, the Company employed 404 full-time staff. Of the 404 employees, 74 of the individuals were engaged in customer service roles (which includes customer support, activations and implementation services), 81 were in research and development roles, 137 were engaged in sales and marketing roles, 37 under network and product support roles and 71 were in general administration roles. Geographically, 316 employees were located in North America, 51 were located in EMEA, and 34 were located in Asia Pacific and 3 were located in Central America.

         As at January 31, 2003, the Company employed 556 full-time staff. Of the 556 employees, 199 of the individuals were engaged in sales and marketing, 70 were in professional services (which included implementation services), 98 were in research and development and 189 were in administration and finance. Geographically, 440 employees were located in North America, 71 were located in EMEA, and 44 were located in Asia Pacific and 1 was located in Central America.

The Company has gone through three significant restructurings from 2003 to 2005. In 2003, a restructuring was implemented that impacted 120 employees across all geographic areas, concentrated in finance, customer care, research and development, and network services functional areas. In 2004, we implemented a downsizing of our global operations impacting 130 employees. In 2005, we implemented a cost reduction initiative that impacted an aggregate of 150 employees or approximately 45% of our then-current workforce.


E.       SHARE OWNERSHIP

         To our knowledge, as of July 1, 2005, our directors and executive officers as a group beneficially owned, directly or indirectly, or exercised control or direction over, approximately 133,829 of our common shares, representing approximately 0.33% of the 40,705,811 common shares then outstanding. The following table summarizes the share, option and deferred share unit ownership of the directors and officers of the Company as of July 1, 2005:

Name of Beneficial Owner          # of Common      % of Voting Power      Deferred Share       Options to Purchase
                                 Shares Owned,       of Issued and             Units              Common Shares
                                 Controlled or     Outstanding Common
                                   Directed       Shares (40,705,811)
John L. Albright                    52,298                0.1%                      0                 113,500
James L. Balsillie                  55,122                0.1%                      0                 113,500
J. Ian Giffen                            -                   -                  3,552                 103,500
Chris Hewat                          1,000                0.0%                  3,552                 103,500
Arthur Mesher                       17,800                0.0%                      -               1,194,450
Olivier Sermet                           -                   -                      -                  60,000
Dr. Stephen M. Watt                      -                   -                  6,514                 198,296
Chris Jones                              -                   -                      -                 200,000
Brandon Nussey                          60                0.0%                      -                 347,746
J. Scott Pagan                           -                   -                      -                 250,890
Mark Weisberger                          -                   -                      -                 400,000

The following table details the above-listed option holdings of the directors and officers of the Company as of July 1, 2005:


Name of              Common Shares Under        Exercise Price of          Expiration Date
Beneficial Owner        Option Granted         Option to Purchase
                                                 Common Shares
John L. Albright            10,000                Cdn. $42.50               July 11, 2007
                            43,500                Cdn. $5.04                May 27, 2009
                            45,000                Cdn. $1.35                September 30, 2011
                            15,000                Cdn. $2.64                May 27, 2012

James L. Balsillie          10,000                Cdn. $42.50               July 11, 2007
                            43,500                Cdn. $5.04                May 27, 2009
                            45,000                Cdn. $1.35                September 30, 2011
                            15,000                Cdn. $2.64                May 27, 2012

J. Ian Giffen               43,500                Cdn. $3.18                March 12, 2011
                            45,000                Cdn. $1.35                September 30, 2011
                            15,000                Cdn. $2.64                May 27, 2012

Chris Hewat                 10,000                Cdn. $42.50               July 11, 2007
                            43,500                Cdn. $5.04                May 27, 2009
                            45,000                Cdn. $1.35                September 30, 2011
                            15,000                Cdn. $2.64                May 27, 2012

Arthur Mesher               15,000                Cdn. $19.75               March 6, 2008
                           100,000                Cdn. $3.69                January 7, 2011
                           400,000                Cdn. $1.35                September 30, 2011
                           679,450                Cdn. $2.46                March 7, 2012

Olivier Sermet              60,000                Cdn. $2.64                May 27, 2005

Dr. Stephen M. Watt         10,000                Cdn. $8.63                September 5, 2008
                            43,500                Cdn. $5.04                May 27, 2009
                            54,796                Cdn. $3.10                April 4, 2011
                            75,000                Cdn. $1.35                September 30, 2011
                            15,000                Cdn. $2.64                May 27, 2012

Chris Jones                200,000                Cdn. $2.64                May 27, 2012

Brandon Nussey               5,000                Cdn. $56.80               August 21, 2007
                             2,500                Cdn. $36.00               December 4, 2007

                            10,000                Cdn. $6.40                October 9, 2008
                           100,000                Cdn. $3.18                March 12, 2011
                           125,000                Cdn. $1.35                September 30, 2011
                           105,246                Cdn. $2.46                March 7, 2012

J. Scott Pagan               5,000                Cdn. $56.80               August 21, 2007
                             5,000                Cdn. $16.40               April 5, 2008
                             5,000                Cdn. $6.40                October 9, 2008
                             5,000                Cdn. $3.24                June 6, 2010
                            25,000                Cdn. $3.18                March 12, 2011
                           100,000                Cdn. $1.35                September 30, 2011
                           105,890                Cdn. $2.46                March 7, 2012

Mark Weisberger            400,000                Cdn. $2.64                May 27, 2012


ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.       MAJOR SHAREHOLDERS

The following table sets out the shareholders who, as of July 1, 2005, to the knowledge of the directors and executive officers of the Company, beneficially own, directly or indirectly, or exercise control or direction over, more than 10% of the votes attached to the outstanding common shares:

---------------------------    ---------------------    ------------------------
    NAME OF SHAREHOLDER        APPROXIMATE NUMBER OF    % OF TOTAL COMMON SHARES
                                COMMON SHARES OWNED         OUTSTANDING AS AT
                                                               JULY 1, 2005
---------------------------    ---------------------    ------------------------
PRIMECAP Management Company          5,826,290                    14.31%
---------------------------    ---------------------    ------------------------


B.       RELATED PARTY TRANSACTIONS

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Except as otherwise disclosed in this Annual Report, no director, executive officer, informed person, proposed nominee for election as a director of the Company or any associate or affiliate of any insider or proposed nominee has or had a material interest, direct or indirect, in any transaction since the beginning of the Company's last fiscal year or in any proposed transaction which has materially affected or would materially affect the Company or any of its subsidiaries.

INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS

No director, executive officer or any of their respective associates and no employee, former executive officer, former director or former employee of the Company or its subsidiaries is, as at July 1, 2005, or has been, at any time since the beginning of 2005, indebted, in connection with a purchase of securities or otherwise, to (i) the Company or its subsidiaries; or (ii) another entity in respect of which the indebtedness is the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or its subsidiaries.

C.       INTERESTS OF EXPERTS AND COUNSEL

Not applicable.


ITEM 8.  FINANCIAL INFORMATION

A.       CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

         See Item 18, "Financial Statements".

LITIGATION

         See Item 4, "Information on the Company -- Class Action Litigation" and
Item 4, "Information on the Company -- Intellectual Property and Other Proprietary Rights".

DIVIDEND POLICY

         We have not paid any dividends on our common shares to date. We may consider paying dividends on our common shares in the future when operational circumstances permit, having regard to, among other things, our earnings, cash flow and financial requirements as well as relevant legal and business considerations.

B.       SIGNIFICANT CHANGES

         Since January 31, 2005, we have had other developments in our business. In March 2005 we announced that our Customer Global User Group Steering Committee included representatives from Eastman Kodak, CVS Corporation, The Schwan Food Company, Ferrellgas Partners, U.B.C.R., Kinetetsu, Integrated Logistics, Capital Coors, and Ocado Limited. Later in March, we announced the launch of our new Ocean rate management product, Ocean RateBuilder(TM). We also announced expanded customER relationships with Exel and Hanjin for Ocean Contract Management, and Kuehne & Nagel for Global Air Messaging.

         In May, we announced that we had earned a Certificate of Finalist Recognition in the Best Business Turnaround and the Best Turnaround Executive categories in the 2005 International Business Awards.

         Later in May we strengthened our management team by adding two industry veterans: Chris Jones; and Mark Weisberger. Jones, a former Senior Vice-President in Aberdeen Group's Value Chain Reserve division, joined us as Executive Vice-President, Solutions & Markets. Weisberger, an enterprise software industry veteran with over 20 years experience specializing in field operations, joined us as Executive Vice-President, Field Operations. In addition, we announced the departure of Bruce Gordon, former Executive Vice-President, Operations.

         At our annual and special meeting of shareholders held on May 18, 2005 in Toronto, our shareholders elected 2 new directors to our existing 5-member board of directors: Arthur Mesher, our CEO; and Olivier Sermet. Additional information about Messrs. Mesher and Sermet is included in Item 6 of this Annual Report.

         On May 25, 2005 we announced our financial results for the first quarter of 2006, which results included the following:

         o Record net income of $0.5 million, improved from a loss of $1.0 million in the previous quarter (Q4FY05) and significantly improved from a loss of $28.9 million in the same quarter a year-ago (Q1FY05);
         o Record earnings per share of $0.01, improved from a loss per share of $(0.02) in Q4FY05 and $(0.71) in Q1FY05;
         o Revenues of $11.3 million, up from $11.0 million in Q4FY05 and compared to $13.3 million in Q1FY05;
         o    Gross margin of 57%, improved from 55% in Q4FY05;
         o Further reduction in days-sales-outstanding (DSOs) to 52 days, down from 58 days in Q4FY05 and down from 87 days in Q1FY05; and
         o A $4.3 million increase in cash, cash equivalents and marketable securities since the end of Q4FY05.

         In June, we announced an expanded real-time routing and scheduling relationship with Tomra Recycling, including use of the Nextel Nationwide Network. We also announced that both Samsung Electronics and Meridian IQ (a subsidiary of Yellow Freight) were customers of our products and services.

         On June 30, 2005 we paid $27.7 million in principal and interest to satisfy all of our outstanding convertible debentures on their maturity.


ITEM 9.  THE OFFER AND LISTING

A.       OFFER AND LISTING DETAILS

MARKET INFORMATION

         The Company's common shares are listed on the Nasdaq National Market ("Nasdaq") and the Toronto Stock Exchange (the "TSX").


   THE ANNUAL HIGH AND LOW MARKET PRICES FOR THE FIVE MOST RECENT FISCAL YEARS


                                                                 NASDAQ
                                                         ---------------------
                                                          HIGH            LOW
                                                         -----           -----
2005                                                      3.15            0.75
2004                                                      3.65            2.00
2003                                                      6.41            2.04
2002                                                     28.62            3.81
2001                                                     91.61           17.12

                                                                  TSX
                                                         ---------------------
                                                          HIGH            LOW
                                                         -----           -----
                                                          CDN.            CDN.
2005                                                     $4.25           $3.25
                                                          CDN.            CDN.
2004                                                     $4.93           $2.83
                                                          CDN.            CDN.
2003                                                    $10.20           $3.21
                                                          CDN.            CDN.
2002                                                    $42.75           $6.00
                                                          CDN.            CDN.
2001                                                   $134.95          $25.55

         THE HIGH AND LOW MARKET PRICES FOR EACH FULL FISCAL QUARTER FOR THE TWO MOST RECENT FISCAL YEARS
                                                                NASDAQ
                                                         ---------------------
                                                          HIGH            LOW
                                                         -----           -----
2005
Q4                                                        2.36            1.10
Q3                                                        1.26            0.98
Q2                                                        2.23            0.75
Q1                                                        3.15            2.13

2004
Q4                                                        3.65            2.45
Q3                                                        3.21            2.05
Q2                                                        2.65            2.00
Q1                                                        3.26            2.15



                                                                  TSX
                                                         ---------------------
                                                          HIGH            LOW
                                                         -----           -----
2005
                                                          CDN.            CDN.
Q4                                                       $2.10           $1.35
                                                          CDN.            CDN.
Q3                                                       $1.50           $1.25
                                                          CDN.            CDN.
Q2                                                       $3.05           $1.26
                                                          CDN.            CDN.
Q1                                                       $4.25           $2.89

2004
                                                          CDN.            CDN.
Q4                                                       $4.65           $3.31
                                                          CDN.            CDN.
Q3                                                       $4.20           $2.98
                                                          CDN.            CDN.
Q2                                                       $3.75           $2.83
                                                          CDN.            CDN.
Q1                                                       $4.93           $3.20

  THE HIGH AND LOW MARKET PRICES FOR EACH MONTH FOR THE MOST RECENT SIX MONTHS
                        (JANUARY 1, 2005 - JUNE 30, 2005)

                                                                 NASDAQ
                                                         ---------------------
                                                          HIGH            LOW
                                                         -----           -----
JANUARY 2005                                              2.00            1.63
FEBRUARY 2005                                             2.00            1.60
MARCH 2005                                                2.20            1.70
APRIL 2005                                                1.86            1.46
MAY 2005                                                  2.25            1.75
JUNE 2005                                                 2.20            1.95


                                                                   TSX
                                                         ---------------------
                                                          HIGH            LOW
                                                         -----           -----
                                                          CDN.            CDN.
JANUARY 2005                                             $2.40           $2.01
                                                          CDN.            CDN.
FEBRUARY 2005                                            $2.45           $2.00
                                                          CDN.            CDN.
MARCH 2005                                               $2.73           $2.06
                                                          CDN.            CDN.
APRIL 2005                                               $2.34           $1.95
                                                          CDN.            CDN.
MAY 2005                                                 $2.83           $2.20
                                                          CDN.            CDN.
JUNE 2005                                                $2.76           $2.45

B.       PLAN OF DISTRIBUTION

         Not applicable.


C.       MARKETS

The Company's common shares are listed on the Nasdaq under the symbol "DSGX" and on the TSX under the symbol "DSG".


D.       SELLING SHAREHOLDERS

         Not applicable.


E.       DILUTION

         Not applicable.


F.       EXPENSES OF THE ISSUE

         Not applicable.


ITEM 10. ADDITIONAL INFORMATION

A.       SHARE CAPITAL

         Not applicable.


B.       MEMORANDUM AND ARTICLES OF INCORPORATION

         ARTICLES OF INCORPORATION

         The Company was amalgamated under the BUSINESS CORPORATIONS ACT (Ontario) (the "OBCA") on January 26, 1999. The Company's articles are on file with the Ontario Ministry of Consumer and Commercial Relations under the Ontario Corporation Number 1336900. The Company's articles of amalgamation do not place any restrictions on the Company's objects and purposes.

         CERTAIN POWERS OF DIRECTORS

         The Company's by-laws provide that at all meetings of the board of directors, every question shall be decided by a majority of the votes cast on the question. The by-laws also provide for a resolution of the board of directors in writing, signed by all the directors entitled to vote on that resolution, being as valid as if it had been passed at a meeting of the directors.

         In accordance with the OBCA, a director who is a party to a material contract or transaction or a proposed material contract or transaction with a corporation, or who is a director or officer of, or has a material interest in, any person who is a party to a material contract or transaction or a proposed material contract or transaction with the Company, shall disclose in writing to the Company or request to have entered in the minutes of the meetings of directors the nature and extent of his or her interest. In such circumstances, such a director shall not vote on any resolution to approve the material contract or transaction or proposed material contract or transaction unless the contract or transaction is: (a) an arrangement by way of security for money lent to, or obligations undertaken by the director for the benefit of the Company or an affiliate; (b) one relating primarily to his or her remuneration as a director, officer, employee or agent of the Company or an affiliate; (c) one for indemnity of, or insurance for directors, as contemplated under the OBCA; or (d) one with an affiliate.

         In accordance with the OBCA, the directors of the Company may fix the remuneration of the directors, officers and employees of the Company. Where a material contract or a material transaction (including a contract involving director remuneration) is entered into between the Company and a director or officer, or between the Company and another person of which a director or officer of the Company is a director or officer or in which he or she has a material interest, the director or officer is not accountable to the Company or its shareholders for any profit or gain realized from the contract or transaction and the contract or transaction is neither void nor voidable, by reason only of the relationship or by reason only that the director is present at or is counted to determine the presence of a quorum at a meeting of directors that authorized the contract or transaction, if the director or officer disclosed his or her interest in accordance with the OBCA and the contract or transaction was reasonable and fair to the Company at the time it was so approved.

         The by-laws provide that the directors may from time to time on behalf of the Company: (a) borrow money upon the credit of the Company; (b) issue, reissue, sell or pledge bonds, debentures, notes or other similar obligations or guarantees of the Company, whether secured or unsecured; (c) to the extent permitted under the OBCA, give a guarantee on behalf of the Company to secure performance of an obligation of any person; and (d) mortgage, hypothecate, charge, pledge or otherwise create a security interest in all or any property of the Company, owned or subsequently acquired, to secure any obligations of the Company. The board may, by resolution, delegate to a committee of the board or a director or officer of the Company all or any of the above-mentioned borrowing powers conferred on them by the by-laws, to such extent and in such manner as the board by resolution determines.

         ELIGIBILITY TO SERVE AS A DIRECTOR

         Our by-laws require that any person may be a director of the Company, provided that person is not disqualified by the OBCA. Under the OBCA, the following persons are disqualified from being a director of the Company: (i) a person who is less than eighteen years of age; (ii) a person who is of unsound mind and has been so found by a court in Canada or elsewhere; (iii) a person who is not an individual; and (iv) a person who has the status of bankrupt. The by-laws and the OBCA also require that a majority of the directors of the Company be resident Canadians. There is no provision in the articles of amalgamation or the by-laws imposing a requirement for retirement or non-retirement of directors under an age limit requirement.

         The OBCA provides that unless the articles of a corporation otherwise provide, a director of a corporation is not required to hold shares issued by the corporation. There is no provision in the articles of amalgamation or the by-laws imposing a requirement that a director hold any shares issued by the

Company in order to be qualified to act as a director. However, the Board of Directors has approved, effective June 28, 2004, an Equity Ownership Policy for outside directors. Under this policy, outside directors are required to acquire and hold an aggregate number of common shares and DSUs equal to the equivalent of 2.5 times the annual base retainer in effect as at June 28, 2004 (which is $15,000), within a period of five years after the earlier of the date of adoption of the Equity Ownership Policy and the date the individual becomes a director. Until such time as an outside director attains the minimum equity ownership prescribed under the Equity Ownership Policy, the director will be required to receive at least one-half of his annual base retainer in DSUs.

         SHAREHOLDER RIGHTS AND LIMITATIONS

         The Company is authorized to issue an unlimited number of common shares. The rights, privileges, restrictions and conditions attaching to the common shares include payment of dividends, participation upon liquidation, dissolution or winding-up and voting rights.

         The holders of the common shares are entitled to receive dividends, if, as and when declared by the Board of Directors of the Company out of the assets of the Company properly applicable to the payment of dividends in such amounts and payable in such manner as the Board of Directors may from time to time determine. Subject to the rights of the holders of any other class of shares of the Company entitled to receive dividends in priority to or ratably with the holders of common shares, the Board of Directors may in their sole discretion declare dividends on the common shares to the exclusion of any other class of shares in the Company.

         In the event of the liquidation, dissolution or winding up of the Company or other distribution of assets of the Company among its shareholders for the purpose of winding up its affairs, the holders of the common shares shall, subject to the rights of holders of any other class of shares of the Company entitled to receive the assets of the Company upon such a distribution in priority to or ratably with the holders of the common shares, be entitled to participate ratably in any distribution of the assets of the Company.

         The holders of the common shares shall be entitled to receive notice of and to attend all annual and special meetings of the shareholders of the Company and to one vote in respect of each common share held at all such meetings.

         ACTION NECESSARY TO CHANGE RIGHTS OF SHAREHOLDERS

         Pursuant to the requirements of the OBCA, the articles are required to be amended in order to add to, change or remove any of the rights, privileges, restrictions or conditions of any of the Company's shares. Such an amendment would require approval by special resolution, which is a resolution that is submitted to a special meeting of shareholders of the Company duly called for the purpose of considering the resolution and passed by at least two-thirds of the votes cast, or consented to in writing by each shareholder entitled to vote at such a meeting.

         MEETINGS OF SHAREHOLDERS

         An annual meeting of shareholders is held each year for the purpose of considering the Company's financial statements and auditor's report, electing directors, appointing auditors and for the transaction of other business as may be brought before the meeting. The Board of Directors has the power to call a special meeting of the shareholders at any time. In addition, in accordance with the OBCA, the holders of not less than 5% of the Company's shares carrying the right to vote at a meeting sought to be held may requisition our directors to call a special shareholders' meeting for the purposes stated in the requisition. The Company's by-laws provide that a quorum for a meeting of the Company's shareholders is two shareholders, in person or by proxy, holding shares of the Company entitled to vote at the meeting.

         The OBCA requires the Company to call an annual shareholders' meeting not later than 15 months after holding the last preceding annual meeting. The Company is required to mail a notice of meeting and management information circular not less than 21 days and not more than 50 days prior to the date of any annual or special shareholders' meeting to each director, to the auditor of the Company and to each shareholder entitled to vote at the meeting. Notice of a meeting of shareholders called for any purpose other than consideration of the minutes of an earlier meeting, the financial statements and auditor's report, election of directors and reappointment of the incumbent auditor, must state the nature of the business to be transacted in sufficient detail to permit the shareholder to form a reasoned judgment thereon and must state or be accompanied by the text of any special resolution or by-law to be submitted to the meeting. These materials are also filed with Canadian securities regulatory authorities and the SEC.

         The only persons entitled to be present at a meeting of shareholders are those entitled to vote, the directors of the Company and the auditor of the Company. Any other person may be admitted only on the invitation of the chairman of the meeting or with the consent of the meeting. If a corporation is winding-up, the OBCA permits a liquidator appointed by the shareholders, during the continuance of a voluntary winding-up, to call meetings of the shareholders of the corporation for any purpose the liquidator thinks fit. In circumstances where a court orders a meeting of shareholders, the court may direct how the meeting may be held.

         LIMITATION ON RIGHT TO OWN SECURITIES

         There are no limitations on the rights to own common shares of the Company, including the rights of non-resident or foreign shareholders to hold or exercise voting rights on the common shares, imposed by the laws of Canada or the laws of the Province of Ontario or by the articles or by-laws of the Company except as follows:

         (a) foreign investors who acquire control of the Company must comply with the Investment Canada Act; and

         (b) the majority of directors of the Company must be resident Canadians, as defined in the OBCA.

         CHANGE IN CONTROL PROVISIONS

         The Company and Computershare Trust Company of Canada entered into an agreement dated as of November 29, 2004 to implement the Rights Plan. The Rights Plan creates a right (which may only be exercised if a person acquires control of 20% or more of the Company's common shares) for each shareholder, other than the person that acquires 20% or more of the common shares, to acquire additional common shares at one-half of the market price at the time of exercise. This significantly dilutes the share position of the person that acquires 20% or more of the common shares and practically prevents that person from acquiring control of 20% or greater of the Company's common shares unless the Rights Plan has been withdrawn or the buyer makes a Permitted Bid, as that term is defined in the Rights Plan. The most common approaches that a buyer may take to have a rights plan withdrawn are to negotiate with the

Board of Directors to have the rights plan waived, or to apply to a securities commission to order withdrawal of the rights plan if the Company cannot develop an auction. Both of these approaches will give the Board of Directors more time and control over any sale process and increase the likelihood of a better offer to the Company's shareholders. The primary objectives of the Rights Plan are to ensure that, in the context of a bid for control of the Company through an acquisition of the Company's common shares, the Board of Directors has sufficient time to explore and develop alternatives for maximizing shareholder value, to provide adequate time for competing bids to emerge, to ensure that shareholders have an equal opportunity to participate in such a bid and to give them adequate time to properly assess the bid and lessen the pressure to tender typically encountered by a security holder of an issuer that is subject to a bid.

         DISCLOSURE OF SHAREHOLDER OWNERSHIP

         Neither the Company's articles of amalgamation nor by-laws contain provisions governing the ownership threshold above which shareholder ownership must be disclosed. However, the SECURITIES ACT (Ontario) provides that a person or company who beneficially owns, directly or indirectly, voting securities of an issuer or who exercises control or direction over voting securities of an issuer or a combination of both, carrying more than 10% of the voting rights attached to all the issuer's outstanding voting securities (an "insider") must, within 10 days of becoming an insider, file a report in the required form effective the date on which the person became an insider, disclosing any direct or indirect beneficial ownership of, or control or direction over, securities of the reporting issuer. In addition, if the Company's directors or executive officers have knowledge that any person or company beneficially owns, directly or indirectly, or controls or directs, voting securities carrying 10 percent or more of the voting rights attached to any class of voting securities of the Company, the Company is required, in its management information circular, to name each such person or company and state the approximate number of voting securities and the corresponding percentage of the class of outstanding voting securities so owned.


C.       MATERIAL CONTRACTS

On November 30, 2004, we announced that our Board of Directors had adopted the Rights Plan to ensure the fair treatment of shareholders in connection with any take-over offer, and to provide the Board of Directors and shareholders with additional time to fully consider any unsolicited take-over bid. In connection with the adoption of the Rights Plan, the Company entered a Shareholder Rights Plan Agreement with Computershare Trust Company of Canada dated November 29, 2004. The Company did not adopt the Rights Plan in response to any specific proposal to acquire control of the Company. The Rights Plan was approved by the Toronto Stock Exchange and approved by our shareholders on May 18, 2005. The Rights Plan took effect as of November 29, 2004, and has an initial term of three years. The Rights Plan is similar to plans adopted by other Canadian companies and approved by their shareholders.


D.       EXCHANGE CONTROLS

         The INVESTMENT CANADA ACT generally prohibits implementation of a reviewable investment by an individual, government or agency thereof, corporation, partnership, trust or joint venture that is not a "Canadian" as defined in the INVESTMENT CANADA ACT (a "non-Canadian"), unless after review, the minister responsible for the INVESTMENT CANADA ACT is satisfied that the investment is likely to be of net benefit to Canada. An investment in common shares of the Company by a non-Canadian (other than a "WTO Investor" as defined in the INVESTMENT CANADA ACT) would be reviewable under the INVESTMENT CANADA

ACT if it was a direct investment to acquire control of the Company and the value of the assets of the Company was $5,000,000 or more.

         An investment in Common Shares of the Company by a WTO Investor, assuming the Company is not involved in a "cultural business", "financial service" business or "transportation service" business, each as defined in the INVESTMENT CANADA ACT, would be reviewable under the INVESTMENT CANADA ACT if it was a direct investment to acquire control of the Company and the value of the assets of the Company equals or exceeds a specified amount (the "Review Threshold"), which is adjusted for inflation annually, The Review Threshold is $237 million for investments completed in 2004 and $250 million for investments completed in 2005 and is indexed as of the first of January every year.

         A non-Canadian, whether a WTO Investor or otherwise, would acquire control of the Company for the purposes of the INVESTMENT CANADA ACT if it acquired a majority of the common shares of the Company. The acquisition of less than a majority but one-third or more of the common shares of the Company would be presumed to be an acquisition of control of the Company for the purposes of the INVESTMENT CANADA ACT unless it could be established the Company was not controlled in fact by the acquirer through the ownership of common shares.

         Certain transactions in relation to the common shares would be exempt from the INVESTMENT CANADA ACT, including:

         o an acquisition of common shares by a person in the ordinary course of that person's business as a trader or dealer in securities;

         o an acquisition of control of the Company in connection with the realization of security granted for a loan or other financial assistance and not for any purpose related to the provisions of the Investment Canada Act; and

         o an acquisition of control of the Company by reason of an amalgamation, merger, consolidation or corporate reorganization following which the ultimate direct or indirect control in fact of the Company, through the ownership of voting interests, remains unchanged.


E.       TAXATION

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

         The following is a summary of certain material Canadian federal income tax considerations under the Tax Act generally applicable to a holder of common shares of the Company or rights issued under the Rights Plan ("Rights") who at all times: (i) for purposes of the Tax Act, is not and is not deemed to be resident in Canada, deals at arm's length with and is not affiliated with the Company, holds the common shares and Rights as capital property, does not use or hold and is not deemed to use or hold common shares or Rights in the course of carrying on a business in Canada, and (ii) for purposes of the Canada-United States Income Tax Convention (1980), as amended (the "Convention"), is a resident of the U.S. and not a resident of Canada and does not hold and has not held common shares or Rights as part of the business property of a permanent establishment in Canada or in connection with a fixed base in Canada (hereinafter, a "U.S. Holder"). Special rules which are not discussed in this summary may apply to a holder that is an insurer for whom common shares or Rights are "designated insurance property" under the Tax Act.

         This summary is based upon the current provisions of the Tax Act, the regulations thereunder, the Convention, all proposed amendments to the Tax Act, the regulations thereunder and the Convention publicly announced by the Department of Finance, Canada prior to the date hereof, and the administrative policies and assessing practices of the Canada Revenue Agency made publicly available prior to the date hereof. Except for the foregoing, this summary does not take into account or anticipate any changes in the law or the Convention or the administrative policies or assessing practices of the Canada Revenue Agency whether by legislative, governmental or judicial action or decision. This summary does not take into account provincial, territorial or foreign tax legislation or considerations, which may differ significantly from the Canadian federal income tax considerations described herein.

         Amounts in respect of common shares paid or credited or deemed to be paid or credited as, on account or in lieu of payment of, or in satisfaction of, dividends to a U.S. Holder will generally be subject to Canadian non-resident withholding tax. Under the Tax Act, such withholding tax is levied at a rate of 25%, which may be reduced pursuant to the terms of the Convention. Under the Convention, the rate of Canadian non-resident withholding tax on the gross amount of dividends beneficially owned by a U.S. Holder is generally 15%. However, where such beneficial owner is a company which owns at least 10% of the voting stock of the Company, the rate of such withholding is 5%.

         A U.S. Holder will not be subject to tax under the Tax Act in respect of any disposition of common shares or Rights (other than a disposition to the Company) unless at the time of such disposition such common shares or Rights constitute "taxable Canadian property" of the holder for purposes of the Tax Act. If the common shares are listed on a prescribed stock exchange for the purposes of the Tax Act (which currently includes the TSX and NASDAQ) at the time of disposition, neither the common shares nor the Rights will generally constitute "taxable Canadian property" of the U.S. Holder at the time of such disposition unless at any time during the 60-month period immediately preceding the disposition, 25% or more of the issued shares of any class or series of the Company was owned by the U.S. Holder, by persons with whom the U.S. Holder did not deal at arm's length or by the U.S. Holder and persons with whom the U.S. Holder did not deal at arm's length. The common shares or Rights may be taxable Canadian property in certain other circumstances. Under the Convention, gains derived by a U.S. Holder from the disposition of common shares or Rights that constitute "taxable Canadian property" will generally not be taxable in Canada unless the value of the common shares is derived principally from real property situated in Canada. If the common shares are listed on a prescribed stock exchange for the purposes of the Tax Act at the time of disposition by a U.S. Holder, the U.S. Holder will not be required to comply with the provisions of
Section 116 of the Tax Act in connection with the disposition, which requires a certificate to be obtained from the Canada Revenue Agency when certain property is disposed of.

         The foregoing summary of certain material Canadian federal income tax considerations is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular holder of common shares or Rights. Holders should consult their own tax advisors with respect to their particular circumstances, including in respect of any exercise of Rights.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

         The following discussion is a summary of the principal United States federal income tax consequences of the ownership and disposition of the Company's common shares by "U.S. Holders" as defined below. The summary is for general information purposes only and does not purport to be complete. It does not address all of the United States federal income tax considerations that may be relevant to U.S. Holders, including considerations that may be relevant to shareholders subject to special rules, such as persons who own or have owned (directly or by attribution) more than 10% of the Company's common shares, U.S. Holders carrying on a business in Canada, financial institutions, regulated investment companies, tax-exempt organizations, dual residents, insurance companies, dealers in securities, traders who mark to market, shareholders who hold common shares as part of a straddle, hedge, or conversion transaction, shareholders who acquired their common shares pursuant to the exercise of employee stock options or otherwise as compensation, shareholders who are subject to an alternative minimum tax, and shareholders not holding their Company common shares as a capital asset. The discussion also does not address any non-income tax consequences or any state or local tax consequences.

         The summary below is based on the current provisions of the United States Internal Revenue Code of 1986, as amended (the "Code"), the Tax Act and the Convention, currently applicable United States Treasury Regulations, and administrative and judicial rulings and decisions. All of those authorities are subject to change, possibly with retroactive effect. The Company has not obtained any rulings from the Internal Revenue Service or Revenue Canada, or any opinion of counsel, with respect to the tax consequences discussed below. Either the Internal Revenue Service or Revenue Canada (or both) could challenge one or more of the statements made or the conclusions expressed below. THE COMPANY URGES HOLDERS AND PROSPECTIVE HOLDERS OF COMMON SHARES TO CONSULT THEIR OWN TAX ADVISORS TO DETERMINE THE UNITED STATES INCOME TAX AND ANY OTHER TAX CONSEQUENCES TO THEM OF THE OWNERSHIP AND DISPOSITION OF THE COMPANY'S COMMON SHARES.

         For purposes of this discussion, a "U.S. Holder" is a holder of Company common shares:

          o who is a citizen or resident of the United States, as determined for U.S. federal income tax purposes, who is a resident of the United States for purposes of the Convention and is otherwise entitled to benefits under the Convention;

          o that is an entity treated as a domestic corporation or a domestic partnership for U.S. federal income tax purposes that is a resident of the United States for purposes of the Convention and is otherwise entitled to benefits under the Convention;

          o that is an estate the income of which is includable in gross income for U.S. federal income tax purposes regardless of its source, that is a resident of the United States for purposes of the Convention and is otherwise entitled to benefits under the Convention; or

          o that is a trust if (i) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons (within the meaning of the Code) has the authority to control all substantial decisions of the trust, (ii) the trust is a resident of the United States for purposes of the Convention and (iii) the trust is otherwise entitled to benefits under the Convention.

POSSIBLE PASSIVE FOREIGN INVESTMENT COMPANY STATUS

         A non-U.S. corporation is classified as a "passive foreign investment company" or "PFIC" in any taxable year in which, after taking account of the income and assets of certain subsidiaries pursuant to applicable look-through rules, at least 75% of its gross income is passive income, or at least 50% of the average value of its assets is attributable to assets that produce passive income. The Company does not believe that it is or anticipate that it will become a PFIC , and the discussion under the headings below assumes that the Company will not be a PFIC. If, however, the Company were a PFIC during any year in which a U.S. Person owned common shares, that shareholder would be subject to additional taxes and interest charges on "excess distributions" from the Company and on any gain from the sale or disposition of common shares.

         The Code permits shareholders of certain PFICs to make one of two different elections to mitigate the effect of the PFIC rules. A "qualified electing fund" or "QEF" election will not be available to holders of the Company's common shares because the Company does not intend to furnish to shareholders the information required by the Internal Revenue Service in order to make such an election. A "mark-to-market" election is available to shareholders who own stock in a PFIC that is considered "marketable" stock as defined in Section 1296 of the Code. So long as the Company's common shares are traded on the NASDAQ National Market, the shares will be considered "marketable" for purposes of Section 1296.

         A shareholder making a "mark-to-market" election with respect to Company common shares would be required to take into account as ordinary income for each taxable year the excess of the fair market value of the common shares over the shareholder's adjusted basis in the common shares. The shareholder would also be permitted a deduction if the fair market value of the common shares at the end of a year was less than the shareholder's adjusted basis, but such deductions would be allowed only to the extent of the unreversed mark-to-market inclusions from prior years. Any gain on the sale of Company common shares would also be treated as ordinary income.

DISTRIBUTIONS ON COMMON SHARES OF THE COMPANY

         Distributions on the Company's common shares will be treated as dividends, taxable to U.S. Holders as ordinary income, to the extent of the Company's current or accumulated earnings and profits. Any distributions in excess of current and accumulated earnings and profits will be treated as a return of capital to the extent of the shareholder's adjusted tax basis in the shares, with the remainder treated as a gain from disposition of the shares (see "Disposition of Common Shares of the Company," below). Dividends will be eligible to be treated as "qualified dividend income" (which is taxed at preferential rates for non-corporate shareholders) subject to generally applicable holding period and other limitations. Dividends generally will not be eligible for the dividends-received deduction for corporations.

FOREIGN TAX CREDIT/DEDUCTION

         A U.S. Holder who pays Canadian income tax with respect to distributions on common shares (including tax that is withheld from such distributions) is generally entitled to a deduction or, at the option of the U.S. Holder, a credit against the U.S. Holder's federal income tax liability for such Canadian tax. The election is made on an annual basis and applies to all foreign taxes paid by the U.S. Holder. Foreign tax credits are subject to significant and complex limitations, including the requirement that the U.S. Holder hold its common shares for the requisite holding period and a limitation based on the amounts of foreign-source and U.S.-source income earned by the U.S. Holder. Each holder or prospective holder of common shares should consult his or her own tax advisor as to the availability and limitations upon foreign tax credits in the holder's particular tax situation.

DISPOSITION OF COMMON SHARES OF THE COMPANY

         Upon the sale, exchange or other disposition of common shares of the Company, a U.S. Holder generally will recognize gain or loss in an amount equal to the difference between the amount realized on such sale, exchange or other disposition and the holder's adjusted tax basis in the shares disposed of. The gain or loss will be a capital gain or loss if the shares were held as a capital asset; it will be a long-term capital gain or loss if the holder has held the shares for more than one year at the time of the disposition, and otherwise will be a short-term capital gain or loss. Long-term capital gains are subject to tax at preferential rates for non-corporate shareholders. Capital losses are deductible only to the extent of a U.S. Holder's capital gains (except for individual U.S. Holders, who may deduct $3,000 of capital losses per year against ordinary income). Losses in excess of the deductible amount may be carried back three years and forward five years for corporate shareholders, and may be carried forward indefinitely for non-corporate shareholders.


F.       DIVIDENDS AND PAYING AGENTS

         Not applicable.


G.       STATEMENT BY EXPERTS

         Not applicable.


H.       DOCUMENTS ON DISPLAY

         Any statement in this Annual Report about any of our contracts or other documents is not necessarily complete. If the contract or document is filed as an exhibit to this Annual Report or is incorporated by reference, the contract or document is deemed to modify our description. You must review the exhibits themselves for a complete description of the contract or document.

         You may review a copy of our filings with the SEC, including exhibits and schedules filed with this Annual Report, at the SEC's public reference facilities in Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. You may also obtain copies of such materials from the Public Reference Section of the SEC, Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. You may call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. The SEC maintains a web-site (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. We began to file electronically with the SEC in November 2000.

         You may read and copy any reports, statements or other information that we file with the SEC at the addresses indicated above and you may also access some of them electronically at the web-site set forth above. These SEC filings are also available to the public from commercial document retrieval services.

         We also file reports, statements and other information with the Canadian Securities Administrators, or the CSA, and these can be accessed electronically at the CSA's System for Electronic Document Analysis and Retrieval web-site (http://www.sedar.com).

I.       SUBSIDIARY INFORMATION

         Not applicable.


ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

MARKET RISK
Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates. Our market risk exposure is primarily a result of fluctuations in interest rates, foreign currency exchange rates, and the creditworthiness of issuer of the instrument. We do not use any type of speculative financial instruments, including but not limited to foreign exchange contracts, futures, swaps and option agreements, to manage our foreign exchange or interest rate risks. We do not hold or issue financial instruments for trading purposes.

Further discussion of our investment and foreign exchange policies can be found in Notes 2 and 3 to the 2005 Consolidated Financial Statements.

FOREIGN CURRENCY RISK
As we operate internationally, a substantial portion of our business is also conducted in foreign currencies other than the U.S. dollar. Accordingly, our results are affected, and may be affected in the future, by exchange rate fluctuations of the U.S. dollar relative to the Canadian dollar, to various European currencies, and, to a lesser extent, other foreign currencies. Revenues and expenses generated in foreign currencies are translated at exchange rates during the month in which the transaction occurs. We cannot predict the effect of foreign exchange losses in the future; however, if significant foreign exchange losses are experienced, they could have a material adverse effect on our business, results of operations, and financial condition.

INTEREST RATE RISK
Our exposure to market rate risk for changes in interest rates relates primarily to our investment portfolio. The investment of cash is regulated by our investment policy of which the primary objective is security of principal. Among other selection criteria, the investment policy states that the term to maturity of investments cannot exceed three years in length. We do not use derivative financial instruments in our investment portfolio.

Interest income on our cash, cash equivalents, and short-term investments is subject to interest rate fluctuations, but we believe that the impact of these fluctuations does not have a material effect on our financial position due to the short-term nature of these financial instruments. We have no long-term debt. Our interest income and interest expense are most sensitive to the general level of interest rates in Canada and the U.S. Sensitivity analysis is used to measure our interest rate risk. For the fiscal year ending January 31, 2005, a 100 basis-point adverse change in interest rates would not have had a material effect on our consolidated financial position, earnings, or cash flows.

CREDIT RISK
We are exposed to credit risk through investments in marketable securities and accounts receivable. We hold our investments with reputable financial institutions and in highly liquid and high quality investment-grade financial instruments. The lack of concentration of accounts receivable from a single customer and the dispersion of customers among industries and geographical locations mitigate this risk.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

         Not applicable.


                                     PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

         None.


ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

On November 30, 2004, we announced that our Board of Directors had adopted a Rights Plan to ensure the fair treatment of shareholders in connection with any take-over offer, and to provide the Board of Directors and shareholders with additional time to fully consider any unsolicited take-over bid. In connection with the adoption of the Rights Plan, the Company entered a Shareholder Rights Plan Agreement with Computershare Trust Company of Canada dated November 29, 2004. The Company did not adopt the Rights Plan in response to any specific proposal to acquire control of the Company. The Rights Plan was approved by the Toronto Stock Exchange and approved by our shareholders on May 18, 2005. The Rights Plan took effect as of November 29, 2004, and has an initial term of three years. The Rights Plan is similar to plans adopted by other Canadian companies and approved by their shareholders.

USE OF PROCEEDS

         Not applicable.


ITEM 15. CONTROLS AND PROCEDURES

(A)      EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES.

         Under the supervision and with the participation of our management, including the Chief Executive Officer and Chief Financial Officer, we have evaluated the disclosure controls and procedures as of the end of the period covered by this Annual Report. Based on this evaluation, the Chief Executive Officer and Chief Financial Officer conclude that the disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934) effectively ensure that information required to be disclosed in our filings and submissions under the Exchange Act is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure, and is recorded, processed, summarized, and reported within the time periods specified in the Securities and Exchange Commission's rules and forms.

(B)      CHANGES IN INTERNAL CONTROLS

         There have been no changes in the Company's internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) during our most recently completed fiscal quarter that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

LIMITATIONS ON CONTROLS

         Management does not expect that our disclosure controls and procedures or our internal control over financial reporting will prevent or detect all error and fraud. Any control system, no matter how well designed and operated, is based upon certain assumptions and can provide only reasonable, not absolute, assurance that its objectives will be met. Further, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud, if any, within the Company have been detected.


ITEM 16. [RESERVED]


ITEM 16A.  AUDIT COMMITTEE FINANCIAL EXPERT

         The Board of Directors has considered the extensive financial experience of Mr. J. Ian Giffen and has determined that he is an audit committee financial expert within the meaning of the U.S. Sarbanes-Oxley Act of 2002.

         The Board of Directors also determined that Mr. Giffen is an independent director, as that term is defined in the NASDAQ listing standards.

ITEM 16B.  CODE OF ETHICS

The Company has adopted a Code of Business Conduct and Ethics (the "Code of Ethics") that applies to the Company's principal executive officers, principal financial officer, principal accounting officer or controller, or persons performing similar functions.

A copy of the Code of Ethics is posted on the Company's corporate website at www.descartes.com.

ITEM 16C.  PRINCIPAL ACCOUNTANT FEES AND SERVICES

AUDIT FEES

The aggregate fees billed in respect of the fiscal years ending January 31, 2005 and January 31, 2004 for professional services rendered by Deloitte & Touche LLP ("D&T"), the Company's principal accountant, are as follows:

--------------------       ---------------------       ---------------------
                             Fiscal Year Ended           Fiscal Year Ended
                             January 31, 2005            January 31, 2004
--------------------       ---------------------       ---------------------
Audit Fees                         $464,500                   $532,000
--------------------       ---------------------       ---------------------
Audit-Related Fees                  $16,700                    $66,000
--------------------       ---------------------       ---------------------
Tax Fees                           $326,700                   $411,000
--------------------       ---------------------       ---------------------
All Other Fees                           $0                         $0
--------------------       ---------------------       ---------------------
TOTAL                              $807,900                 $1,009,000
====================       =====================       =====================

AUDIT FEES

Audit fees consist of fees for professional services rendered for the audit of the Registrant's annual financial statements and services provided in connection with statutory and regulatory filings or engagements including fees for statutory audit of the Company's foreign subsidiaries.

AUDIT RELATED FEES

Audit-related fees consist of fees for assurance and related services that are reasonably related to the performance of the audit or review of the Registrant's financial statements and are not reported as "Audit Fees". These services included research of accounting and audit-related issues and assurance services related to the Company's share and debenture buy-back.

TAX FEES

Tax fees consist of fees for professional services rendered for tax compliance, tax advice and tax planning. These services included the preparation of tax returns and assistance and advisory services regarding income, capital and indirect tax compliance matters.

PRE-APPROVAL POLICIES AND PROCEDURES

The Company's audit committee is responsible for overseeing the work of the independent auditors and has adopted the following policy requiring its pre-approval of all audit and permissible non-audit services provided by the independent auditors.

The policy provides that an annual program of work will be approved each year for the following categories of services: audit, audit-related, and tax. Each engagement or category of service will be presented in appropriate detail by business function and geographic area to provide the audit committee sufficient understanding of the services provided. Under the policy, additional engagements may be brought forward from time to time for pre-approval by the audit committee.

The audit committee will consider whether any service to be obtained from the independent auditors is consistent with applicable rules on auditor independence. Also, the audit committee will consider the level of audit and audit-related fees in relation to all other fees paid to the independent auditors, and will review such level each year. In carrying out this responsibility, the audit committee may obtain input from Company management on the general level of fees, and the process for determining and reporting fees from the numerous locations where the Company operates and the independent auditors provide services.

The term of any pre-approval applies to the Company's financial year. Thus, audit fees for the financial year may include work performed after the close of the calendar year. The pre-approval for audit-related and tax fees is on a calendar-year basis. Unused pre-approval amounts will not be carried forward to the next financial year. Pre-approvals will apply to engagements within a category of service, and cannot be transferred between categories. If fees might otherwise exceed pre-approved amounts for any category of permissible services, then time will be scheduled so that incremental amounts can be reviewed and pre-approved prior to commitment.

The policy permits the audit committee to delegate pre-approval authority to one or more of its members. The member or members to whom such authority is delegated shall report any pre-approval decisions to the audit committee at its next scheduled meeting. However, the policy does not allow the audit committee to delegate to management the audit committee's responsibilities to pre-approve services performed by the independent auditor.

ITEM 16D.  EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

         None.

ITEM 16E.  PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED
           PURCHASERS

         Not applicable.


                                    PART III

ITEM 17. FINANCIAL STATEMENTS

         Not applicable.


ITEM 18. FINANCIAL STATEMENTS

         The following financial statements have been filed as part of this Annual Report:

Report of Independent Registered Chartered Accountants                                                       F-1
Consolidated Balance Sheets as of January 31, 2005 and January 31, 2004                                      F-2
Consolidated Statements of Operations for the years ended January 31, 2003, 2004 and 2005                    F-4
Consolidated Statements of Shareholders' Equity for the years ended January 31, 2003, 2004 and 2005          F-5
Consolidated Statements of Cash Flows for the years ended January 31, 2003, 2004 and 2005                    F-6
Notes to Consolidated Financial Statements                                                                   F-8


ITEM 19. EXHIBITS

         The following exhibits have been filed as part of this Annual Report:

EXHIBIT
NUMBER  DESCRIPTION                                                       INCORPORATED BY REFERENCE       FILED HEREWITH
------  -----------                                                       -------------------------       --------------
1.1     ARTICLES OF AMALGAMATION OF THE COMPANY                           FORM 8-12G, SEC FILE NO.
                                                                          000-29970, DATED 11/30/04

1.2     BY-LAWS OF THE COMPANY                                            FORM 8-12G, SEC FILE NO.
                                                                          000-29970, DATED 11/30/04

1.3     SHAREHOLDER RIGHTS PLAN AGREEMENT, DATED AS OF NOVEMBER 29,       FORM 8-A, SEC FILE NO.
        2004, BY AND BETWEEN THE DESCARTES SYSTEMS GROUP INC. AND         000-29970, DATED 11/30/04
        COMPUTERSHARE TRUST COMPANY OF CANADA

4.1     EMPLOYMENT AGREEMENT BY AND BETWEEN THE COMPANY AND ARTHUR
        MESHER, DATED AS OF MAY 17, 2005                                                                  *

4.2     EMPLOYMENT AGREEMENT BY AND BETWEEN THE COMPANY AND BRANDON
        NUSSEY, DATED AS OF MAY 17, 2005                                                                  *

4.3     EMPLOYMENT AGREEMENT BY AND BETWEEN THE COMPANY AND J.
        SCOTT PAGAN, DATED AS OF MAY 17, 2005                                                             *

4.4     OPTION AGREEMENT BY AND BETWEEN THE COMPANY AND ARTHUR
        MESHER, DATED AS OF MARCH 6, 2001                                                                 *

4.5     OPTION AGREEMENT BY AND BETWEEN THE COMPANY AND ARTHUR
        MESHER, DATED AS OF DECEMBER 23, 2003                                                             *

4.6     OPTION AGREEMENT BY AND BETWEEN THE COMPANY AND ARTHUR
        MESHER, DATED AS OF SEPTEMBER 30, 2004                                                            *

4.7     OPTION AGREEMENT BY AND BETWEEN THE COMPANY AND ARTHUR
        MESHER, DATED AS OF MARCH 7, 2005                                                                 *

4.8     OPTION AGREEMENT BY AND BETWEEN THE COMPANY AND BRANDON
        NUSSEY, DATED AS OF MARCH 12, 2004                                                                *

4.9     OPTION AGREEMENT BY AND BETWEEN THE COMPANY AND BRANDON
        NUSSEY, DATED AS OF SEPTEMBER 30, 2004                                                            *

4.10    OPTION AGREEMENT BY AND BETWEEN THE COMPANY AND BRANDON
        NUSSEY, DATED AS OF MARCH 7, 2005                                                                 *

4.11    OPTION AGREEMENT BY AND BETWEEN THE COMPANY AND J. SCOTT
        PAGAN, DATED AS OF MARCH 12, 2004                                                                 *

4.12    OPTION AGREEMENT BY AND BETWEEN THE COMPANY AND J. SCOTT
        PAGAN, DATED AS OF SEPTEMBER 30, 2004                                                             *


4.13    OPTION AGREEMENT BY AND BETWEEN THE COMPANY AND J. SCOTT
        PAGAN, DATED AS OF MARCH 7, 2005                                                                  *

4.14    OPTION AGREEMENT BY AND BETWEEN THE COMPANY AND CHRIS
        JONES, DATED AS OF MAY 27, 2005                                                                   *

4.15    OPTION AGREEMENT BY AND BETWEEN THE COMPANY AND MARK
        WEISBERGER, DATED AS OF MAY 27, 2005                                                          *

4.16    OPTION AGREEMENT BY AND BETWEEN THE COMPANY AND MARK
        WEISBERGER, DATED AS OF MAY 27, 2005                                                              *

4.17    OPTION AGREEMENT BY AND BETWEEN THE COMPANY AND MARK
        WEISBERGER, DATED AS OF MAY 27, 2005                                                              *

4.18    DIRECTORS' DEFERRED SHARE UNIT PLAN                                                               *

4.19    STOCK OPTION PLAN                                                                                 *

8.1     LIST OF SUBSIDIARIES OF THE COMPANY                                                               *

12.1    CERTIFICATION OF CHIEF EXECUTIVE OFFICER OF THE COMPANY
        REQUIRED BY RULE 13A-14(A) OR RULE 15D-14(A) OF THE
        SECURITIES EXCHANGE ACT OF 1934, AS ADOPTED PURSUANT TO
        SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002                                                     *

12.2    CERTIFICATION OF CHIEF FINANCIAL OFFICER REQUIRED BY RULE
        13A-14(A) OR RULE 15D-14(A) OF THE SECURITIES EXCHANGE ACT
        OF 1934, AS ADOPTED PURSUANT TO SECTION 302 OF THE
        SARBANES-OXLEY ACT OF 2002                                                                        *

13.1    CERTIFICATION OF CHIEF EXECUTIVE OFFICER AND CHIEF
        FINANCIAL OFFICER PURSUANT TO 18 U.S.C. SECTION 1350, AS
        ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT
        OF 2002                                                                                           *

23.1    CONSENT OF DELOITTE & TOUCHE LLP                                                                  *

                                   SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.




                                            THE DESCARTES SYSTEMS GROUP INC.



                                            By:  /s/ Brandon Nussey
                                                 -------------------------------
                                                 Name:   Brandon Nussey
                                                 Title:  Chief Financial Officer


Date:  July 29, 2005

DELOITTE


REPORT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS
KITCHENER, ONTARIO, CANADA



To the Shareholders of The Descartes Systems Group Inc.

We have audited the consolidated balance sheets of The Descartes Systems Group Inc. (the "Company") as at January 31, 2005 and 2004 and the consolidated statements of operations, shareholders' equity, and cash flows for each of the years in the three-year period ended January 31, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). These standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as at January 31, 2005 and 2004 and the results of its operations and its cash flows for each of the years in the three-year period ended January 31, 2005 in conformity with accounting principles generally accepted in the United States of America.

The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly we express no such opinion.

On March 2, 2005, we reported separately to the shareholders of the Company on financial statements for the same periods, prepared in accordance with Canadian generally accepted accounting principles.


Independent Registered Chartered Accountants
March 2, 2005

/s/ Deloitte & Touche LLP

Deloitte & Touche LLP

THE DESCARTES SYSTEMS GROUP INC.
CONSOLIDATED BALANCE SHEETS
(US DOLLARS IN THOUSANDS; US GAAP)

========================================================================================================

                                                                            ------------    ------------
                                                                             JANUARY 31,     January 31,
                                                                                2005            2004
                                                                            ------------    ------------
ASSETS
CURRENT ASSETS
    Cash and cash equivalents  (Note 3)                                           17,220          13,187
    Marketable securities  (Note 3)                                               31,534          34,586
    Accounts receivable
       Trade (Note 4)                                                              7,097          12,986
       Other                                                                       1,008           3,501
    Prepaid expenses and other                                                     1,325           3,045
                                                                            ------------    ------------
                                                                                  58,184          67,305
MARKETABLE SECURITIES  (Note 3)                                                       --          17,279
CAPITAL ASSETS (Note 5)                                                            6,966          13,452
LONG-TERM INVESTMENT (Note 6)                                                      3,300           3,300
GOODWILL (Note 7)                                                                     --          18,038
INTANGIBLE ASSETS (Note 7)                                                         4,122           8,264
DEFERRED CHARGES AND OTHER ASSETS                                                     --           1,021
                                                                            ------------    ------------
                                                                                  72,572         128,659
                                                                            ============    ============

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
    Accounts payable                                                               1,805           4,743
    Accrued liabilities                                                            5,429           3,609
    Deferred revenue                                                               2,605           2,860
    Convertible debentures (Note 10)                                              26,995              --
                                                                            ------------    ------------

                                                                                  36,834          11,212
CONVERTIBLE DEBENTURES  (Note 10)                                                     --          26,995
                                                                            ------------    ------------
                                                                                  36,834          38,207
                                                                            ------------    ------------


COMMITMENTS, CONTINGENCIES AND GUARANTEES (Note 11)

SHAREHOLDERS' EQUITY
    Common shares - unlimited shares authorized;  Shares issued and
    outstanding totaled 40,705,811 at January 31, 2005 and 2004 (Note 12)        364,907         364,907

    Additional paid-in capital                                                    81,658          81,667
    Unearned deferred compensation                                                  (193)           (339)
    Accumulated other comprehensive income (loss) (Note 12)                           93            (387)
    Accumulated deficit                                                         (410,727)       (355,396)
                                                                            ------------    ------------
                                                                                  35,738          90,452
                                                                            ------------    ------------
                                                                                  72,572         128,659
                                                                            ============    ============

                   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART
                   OF THESE CONSOLIDATED FINANCIAL STATEMENTS.




Approved by the Board:





Director                                             Director

THE DESCARTES SYSTEMS GROUP INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(US DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS; US GAAP)
================================================================================

                                                                  ------------    ------------    ------------
                                                                   JANUARY 31,     January 31,     January 31,
                                                                      2005            2004            2003
                                                                  ------------    ------------    ------------
REVENUES                                                                46,395          59,785          70,383
COST OF REVENUES                                                        21,053          19,387          26,631
                                                                  ------------    ------------    ------------
GROSS MARGIN                                                            25,342          40,398          43,752
                                                                  ------------    ------------    ------------
EXPENSES
    Sales and marketing                                                 18,172          31,843          29,943
    Research and development                                            10,419           9,402          15,223
    General and administrative                                          14,125          12,365          12,895
    Amortization of intangible assets                                    4,142           5,339          10,100
    Impairment of goodwill (Note 7)                                     18,238              --          86,689
    Impairment of intangible assets (Note 7)                                --              --          17,980
    Restructuring costs and asset impairment (Note 9)                   14,050          18,784          11,712
                                                                  ------------    ------------    ------------
                                                                        79,146          77,733         184,542
                                                                  ------------    ------------    ------------
LOSS FROM OPERATIONS                                                   (53,804)        (37,335)       (140,790)
                                                                  ------------    ------------    ------------
OTHER INCOME (EXPENSE)
    Interest expense                                                    (1,718)         (3,020)         (4,619)
    Investment income                                                      516           1,245           6,493
    Gain (loss) on purchase of convertible debentures (Note 10)             --             904             (89)
                                                                  ------------    ------------    ------------
                                                                        (1,202)           (871)          1,785
                                                                  ------------    ------------    ------------
LOSS BEFORE INCOME TAXES AND MINORITY INTEREST                         (55,006)        (38,206)       (139,005)
INCOME TAX EXPENSE (RECOVERY) - CURRENT (Note 14)                          325             287            (362)
                                                                  ------------    ------------    ------------
LOSS BEFORE MINORITY INTEREST                                          (55,331)        (38,493)       (138,643)
MINORITY INTEREST                                                           --              --             448
                                                                  ------------    ------------    ------------
LOSS                                                                   (55,331)        (38,493)       (138,195)
                                                                  ============    ============    ============
LOSS PER SHARE
    Basic and diluted                                                    (1.36)          (0.84)          (2.65)
                                                                  ============    ============    ============
WEIGHTED AVERAGE SHARES OUTSTANDING
    Basic and diluted (thousands)                                       40,706          45,951          52,234
                                                                  ============    ============    ============

                   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART
                   OF THESE CONSOLIDATED FINANCIAL STATEMENTS.

THE DESCARTES SYSTEMS GROUP INC.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(US DOLLARS IN THOUSANDS; US GAAP)
================================================================================

                                                                  ------------    ------------    ------------
                                                                   JANUARY 31,     January 31,     January 31,
                                                                      2005            2004            2003
                                                                  ------------    ------------    ------------
COMMON SHARES
Balance, beginning of year                                             364,907         468,618         468,445
    Stock options exercised                                                 --             163             223
    Shares repurchased (Note 12)                                            --        (103,874)             --
    Issuance of shares in conjunction with acquisitions                     --              --             (50)
                                                                  ------------    ------------    ------------
Balance, end of year                                                   364,907         364,907         468,618
                                                                  ------------    ------------    ------------

ADDITIONAL PAID-IN CAPITAL
Balance, beginning of year                                              81,667           5,201           5,201
    Shares repurchased (Note 12)                                            --          76,646              --
    Unearned compensation related to issuance of stock options              (9)           (180)             --
                                                                  ------------    ------------    ------------
Balance, end of year                                                    81,658          81,667           5,201
                                                                  ------------    ------------    ------------

UNEARNED DEFERRED COMPENSATION
Balance, beginning of year                                                (339)           (690)         (1,157)
Deferred compensation earned on stock options                              146             351             467
                                                                  ------------    ------------    ------------
Balance, end of year                                                      (193)           (339)           (690)
                                                                  ------------    ------------    ------------

ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)
Balance, beginning of year                                                (387)         (1,506)           (200)
    Foreign currency translation adjustment                                444           1,253          (1,341)
    Net unrealized investment gains (losses)                                36            (134)             35
                                                                  ------------    ------------    ------------
Balance, end of year                                                        93            (387)         (1,506)
                                                                  ------------    ------------    ------------


ACCUMULATED DEFICIT
Balance, beginning of year                                            (355,396)       (316,903)       (176,687)
Loss                                                                   (55,331)        (38,493)       (138,195)
Coterminous year-end adjustment                                             --              --          (2,021)
                                                                  ------------    ------------    ------------
Balance, end of year                                                  (410,727)       (355,396)       (316,903)
                                                                  ------------    ------------    ------------

                                                                  ------------    ------------    ------------
Total Shareholders' Equity                                              35,738          90,452         154,720
                                                                  ============    ============    ============

COMPREHENSIVE LOSS
Loss                                                                   (55,331)        (38,493)       (138,195)
Other comprehensive loss
Foreign currency translation adjustment                                    444           1,253          (1,341)
Net unrealized investment gains (losses)                                    36            (134)             35
                                                                  ------------    ------------    ------------
Total other comprehensive income (loss)                                    480           1,119          (1,306)
                                                                  ------------    ------------    ------------
Comprehensive loss                                                     (54,851)        (37,374)       (139,501)
                                                                  ============    ============    ============

                   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART
                   OF THESE CONSOLIDATED FINANCIAL STATEMENTS.

THE DESCARTES SYSTEMS GROUP INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(US DOLLARS IN THOUSANDS; US GAAP)
================================================================================

                                                                  ------------    ------------    ------------
                                                                   JANUARY 31,     January 31,     January 31,
                                                                      2005            2004            2003
                                                                  ------------    ------------    ------------
OPERATING ACTIVITIES
Loss                                                                   (55,331)        (38,493)       (138,195)
Adjustments to reconcile loss to cash used in operating
activities:
    Depreciation                                                         2,328           2,782           2,514
    Amortization of intangible assets                                    4,142           5,339          10,100
    Impairment of goodwill                                              18,238              --          86,689
    Impairment of intangible assets                                         --              --          17,980
    Write-off of redundant assets                                        5,770              --              --
    Amortization of convertible debenture costs                            256             451             726
    Amortization of deferred compensation                                  137             171             467
    Minority interest                                                       --              --             448
    Loss (gain) on purchase of convertible debentures                       --            (904)             89
Changes in operating assets and liabilities:
    Accounts receivable
       Trade                                                             5,889           1,050           3,288
       Other                                                             2,493            (682)          4,180
    Prepaid expenses and deferred charges                                1,933            (616)            851
    Accounts payable                                                    (2,938)            779           1,306
    Accrued liabilities                                                  2,300          (2,446)         (4,887)
    Deferred revenue                                                      (255)            (63)         (2,375)
                                                                  ------------    ------------    ------------
Cash used in operating activities                                      (15,038)        (32,632)        (16,819)
                                                                  ------------    ------------    ------------
INVESTING ACTIVITIES
    Maturities of marketable securities                                 26,365         132,029          73,964
    Sale of marketable securities                                        8,198              --              --
    Purchase of marketable securities                                  (14,232)        (30,987)        (61,942)
    Additions to capital assets                                         (1,060)         (5,744)         (5,287)
    Long-term investments                                                   --              --             (50)
    Acquisition of subsidiaries, net of cash acquired                     (200)           (335)         (2,175)
                                                                  ------------    ------------    ------------
Cash provided by investing activities                                   19,071          94,963           4,510
                                                                  ------------    ------------    ------------
FINANCING ACTIVITIES
    Purchase of convertible debentures, including purchase costs            --         (43,274)         (1,545)
    Purchase of common shares, including purchase costs                     --         (27,228)             --
    Issuance of common shares for cash                                      --             163             223
                                                                  ------------    ------------    ------------
Cash used in financing activities                                           --         (70,339)         (1,322)
                                                                  ------------    ------------    ------------
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                         4,033          (8,008)        (13,631)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR                          13,187          21,195          34,826
                                                                  ------------    ------------    ------------
CASH AND CASH EQUIVALENTS AT END OF YEAR                                17,220          13,187          21,195
                                                                  ============    ============    ============
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
    Cash paid during the year for interest                               1,484           2,821           3,977
    Cash paid during the year for income taxes                             162             159               7
                                                                  ============    ============    ============

                   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART
                   OF THESE CONSOLIDATED FINANCIAL STATEMENTS.

-------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(TABULAR AMOUNTS IN THOUSANDS OF US DOLLARS,
EXCEPT PER SHARE AMOUNTS; US GAAP)
-------------------------------------------


NOTE 1 - DESCRIPTION OF THE BUSINESS

The Descartes Systems Group Inc. ("Descartes", "Company", "our" or "we") operates in one business segment providing on-demand supply chain solutions that help companies efficiently deliver their products and services to their customers. Our technology-based solutions, which consist of services and software, provide connectivity and document exchange, route planning and wireless dispatch, inventory and asset visibility, transportation management, and warehouse optimization.


NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION
We prepare our consolidated financial statements in accordance with accounting principles generally accepted in the United States of America. Due to the predominance of US dollar denominated assets, liabilities and transactions, we have adopted the US dollar as our reporting currency.

Our fiscal year commences on February 1st of each year and ends on January 31st of the following year. Our fiscal year, which ended on January 31, 2005, is referred to as the "current fiscal year", "fiscal 2005", "2005" or using similar words. Our previous fiscal year, which ended on January 31, 2004, is referred to as the "previous fiscal year", "fiscal 2004", "2004" or using similar words. Other fiscal years are referenced by the applicable year during which the fiscal year ends. For example, "2008" refers to the annual period ending January 31, 2008 and the "fourth quarter of 2008" refers to the quarter ending January 31, 2008.

Certain reclassifications have been made to prior year financial statements and the notes to conform to the current year presentation.

BASIS OF CONSOLIDATION
The consolidated financial statements include the accounts of Descartes, its wholly owned subsidiaries and majority-owned subsidiaries over which we exercise control. Investments in companies in which we exercise significant influence, but not control, are accounted for using the equity method of accounting. Investments in shares of companies non-publicly traded in which we have less than a 20% ownership interest, and do not exercise significant influence, are accounted for at cost. All intercompany accounts and transactions have been eliminated during consolidation.

FINANCIAL INSTRUMENTS
Fair value of financial instruments
-----------------------------------
Financial instruments are comprised of cash and cash equivalents, short-term and long-term marketable securities, accounts receivable, accounts payable and accrued liabilities, long-term investments, and convertible debentures. The estimated fair values of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities are approximate to book values because of the short-term maturities of these instruments. Our investments in short- and long-term marketable securities are carried at fair market value. In the opinion of management, the carrying value of our long-term minority position investments in certain private companies are recorded at their fair values at January 31, 2005. We do not use any type of speculative financial instruments, including but not limited to foreign exchange contracts, futures, swaps and option agreements, to manage our foreign exchange or interest rate risks. In addition, we do not hold or issue financial instruments for trading purposes.

Foreign exchange risk
---------------------
We are exposed to foreign exchange risk in that a higher proportion of our revenues are denominated in US dollars relative to expenditures.

Interest rate risk
------------------
We are exposed to reductions in interest rates, which could adversely impact expected returns from our reinvestment of corporate funds in marketable securities upon maturity of such instruments.

Credit risk
-----------
We are exposed to credit risk through investments in marketable securities and accounts receivable. We hold our investments with reputable financial institutions and in highly liquid and high quality investment-grade financial instruments. The lack of concentration of accounts receivable from a single customer and the dispersion of customers among industries and geographical locations mitigate this risk.

FOREIGN CURRENCY TRANSLATION
We conduct business in a variety of foreign currencies and, as a result, all of our foreign operations are subject to foreign exchange fluctuations. All operations operate in their local currency environment, with the exception of Canada. The functional currency for our Canadian operations is the US dollar. Assets and liabilities of foreign operations are translated into US dollars at the exchange rate in effect at the balance sheet date. Revenues and expenses of foreign operations are translated using monthly average exchange rates. Translation adjustments resulting from this process are accumulated in other comprehensive income (loss) as a separate component of shareholders' equity.

Transactions incurred in currencies other than the functional currency are converted to the functional currency at the transaction date. All foreign currency transaction gains and losses are included in net income.

USE OF ESTIMATES
Preparing financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts that are reported in the consolidated financial statements and accompanying note disclosures. Although these estimates and assumptions are based on management's best knowledge of current events, actual results may be different from the estimates. Estimates and assumptions are used when accounting for items such as allowance for doubtful accounts, depreciation of capital assets, amortization of intangible assets, valuation of assets for impairment assessment and restructuring costs.

CASH, CASH EQUIVALENTS AND MARKETABLE SECURITIES
Cash and cash equivalents include short-term deposits and cash invested in money market securities. Marketable securities are comprised of short- and long-term marketable securities. Short-term marketable securities comprise debt securities with original maturities of 12 months from the balance sheet date and Dividend Received Deduction ("DRD") eligible investments. Long-term marketable securities comprise debt securities with original maturities in excess of 12 months from the balance sheet date.

In accordance with Statement of Financial Accounting Standards ("SFAS") No. 115, "Accounting for certain investments in debt and equity securities", we classify all investments in debt securities as available-for-sale. These debt securities are carried at fair value on the balance sheet with unrealized investment gains (losses) excluded from net loss and reported in accumulated other comprehensive loss as a separate component of shareholder's equity. Total unrealized investment gains (losses) were ($63), ($99) and $35 in 2005, 2004 and 2003, respectively.

Our investment portfolio is subject to market risk due to changes in interest rates. We place our investments with high credit quality issuers and, by policy, limit the amount of credit exposure to any one issuer. As stated in our investment policy, we are averse to principal loss and seek to preserve our invested funds by limiting default risk, market risk and reinvestment risk.

ALLOWANCE FOR DOUBTFUL ACCOUNTS
We record an allowance for doubtful accounts based on the historical experience of write-offs and a detailed assessment of accounts receivable. In estimating the allowance for doubtful accounts, we consider the age of the receivables, historical write-offs, and the creditworthiness of the customer, among other factors. Accounts receivable are written off if it is determined that the specific balance is no longer collectible.

INTANGIBLE ASSETS
Intangible assets include customer agreements and relationships, non-compete covenants, existing technologies and trade names. Intangible assets are amortized on a straight-line basis over their estimated useful lives, which are generally five years. We review the carrying value of these assets at least annually for evidence of impairment. An impairment loss is recognized when the estimate of undiscounted future cash flows generated by such assets is less than the carrying amount. Measurement of the impairment loss is based on the present value of the expected future cash flows.

SOFTWARE DEVELOPED FOR INTERNAL USE
We capitalize certain costs to develop or obtain internal use software in accordance with American Institute of Certified Public Accountants ("AICPA") Statement of Position 98-1 ("SOP 98-1"), "Accounting for the costs of computer software developed or obtained for internal use." These capitalized costs are amortized using the 30% declining balance depreciation method after completion or acquisition of the software. Software that was developed or obtained for internal use and that was capitalized was nil and $4.4 million for the periods ended January 31, 2005 and January 31, 2004, respectively. Costs to develop or obtain internal use software that are not material are expensed in the period in which the costs were incurred.

CAPITAL ASSETS
Capital assets are recorded at cost. Depreciation of our capital assets is generally recorded at the following rates:

         Computer equipment and software    30% declining balance
         Furniture and fixtures             20% declining balance
         Leasehold improvements             Straight-line over term of lease

We review the carrying value of these assets at least annually for evidence of impairment. If impaired, an impairment loss is recognized when the estimate of undiscounted future cash flows generated by such assets is less than the carrying amount.

REVENUE RECOGNITION
We follow the accounting guidelines and recommendations contained in the AICPA Statement of Position 97-2 ("SOP 97-2"), "Software revenue recognition" and the US Securities and Exchange Commission's Staff Accounting Bulletin 104, "Revenue recognition in financial statements" ("SAB 104").

We recognize revenue when it is realized or realizable and earned. We consider revenue realized or realizable and earned when it has persuasive evidence of an arrangement, the product has been delivered or the services have been provided to the customer, the sales price is fixed or determinable and collectibility is reasonably assured. In addition to this general policy, the specific revenue recognition policies for each major category of revenue are included below.

Services Revenues - Services revenues are principally comprised of the following: (i) ongoing transactional fees for use of our services and products by our customers, which are recognized as the transactions occur; (ii) professional services revenues from consulting, implementation and training services related to our services and products, which are recognized as the services are performed; and (iii) maintenance, subscription and other related revenues, which include revenues associated with maintenance and support of our services and products, which are recognized ratably over the term of the maintenance or subscription period.

License Revenues - License revenues derive from licenses granted to our customers to use our software products, and are recognized in accordance with SOP 97-2.

We sometimes enter into transactions that represent multiple-element arrangements, which may include any combination of services and software licenses. These multiple element arrangements are assessed to determine whether they can be separated into more than one unit of accounting or element for the purpose of revenue recognition. Fees are allocated to the various elements using the residual method as outlined in SOP 98-9 "Modification of SOP 97-2, Software Revenue Recognition, With Respect to Certain Transactions". Pursuant to the residual method, we defer recognition of the fair value of any undelivered elements and determine such fair value using vendor-specific objective evidence. This vendor-specific objective evidence of fair value is established through prices charged for each revenue element when that element is sold separately. We then allocate any residual portion of the arrangement fee to the delivered elements. The revenue recognition policies described in this section are then applied to each unit of accounting or element.

We evaluate the collectibility of our trade receivables based upon a combination of factors on a periodic basis. When we become aware of a specific customer's inability to meet its financial obligations to us (such as in the case of bankruptcy filings or material deterioration in the customer's operating results or financial position, payment experiences and existence of credit risk insurance for certain customers), we record a specific bad debt provision to reduce the customer's related trade receivable to its estimated net realizable value. If circumstances related to specific customers change, the estimate of the recoverability of trade receivables could be further adjusted.

With respect to deferred revenue, we expect to complete the applicable services or obligations corresponding to such deferred revenue within the next 12 months.

RESEARCH AND DEVELOPMENT COSTS
We incur costs related to research and development of our software products. To date, we have not capitalized any development costs under SFAS No. 86, "Accounting for the costs of computer software to be sold, leased or otherwise marketed." Costs incurred between the time of establishment of a working model and the point where products are marketed are expensed as they are insignificant.

STOCK-BASED COMPENSATION
At January 31, 2005, we had various stock-based employee compensation plans, which are described more fully in Note 13. We account for those plans in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"), and related Interpretations. No stock-based employee compensation cost is reflected in income (other than those options that relate to acquisitions as described in Note 8), as no options granted under those plans had an exercise price less than the market value of the underlying common stock on the date of grant. The following table illustrates the effect on net income and earnings per share if we had applied the fair value recognition provisions of SFAS No. 123, "Accounting for stock-based compensation."

                                                          --------------------------------------------
                                                           JANUARY 31,     January 31,     January 31,
YEAR ENDED                                                    2005            2004            2003
                                                          --------------------------------------------
Loss - As reported                                             (55,331)        (38,493)       (138,195)
Add:  Stock-based compensation - As reported                       137             171             467
Less: Total stock-based compensation expense determined         (1,874)         (5,458)         (8,546)
under the fair value based method for all awards
                                                          --------------------------------------------
Loss - Pro forma                                               (57,068)        (43,780)       (146,274)
                                                          ============================================

Loss per share - Basic and diluted
                                                          --------------------------------------------
As reported                                                      (1.36)          (0.84)          (2.65)
                                                          ============================================
Pro forma                                                        (1.40)          (0.95)          (2.80)
                                                          ============================================

The fair value of stock option grants is estimated using the Black-Scholes option-pricing model with the following assumptions:

                                                          --------------------------------------------
                                                           JANUARY 31,     January 31,     January 31,
YEAR ENDED                                                    2005            2004            2003
                                                          --------------------------------------------
Black-Scholes average assumptions:
Expected dividend yield                                           0.0%            0.0%            0.0%
Expected volatility                                              68.0%           83.0%           91.0%
Risk-free rate                                                    3.6%            3.9%            4.2%
Expected option life in years                                      4.4             4.0             3.6
                                                          --------------------------------------------
Weighted average fair value per option                    $       0.84    $       1.64    $       3.43
                                                          ============================================

PRODUCT WARRANTY
We have not experienced significant warranty claims to date and, as a result, we have not recorded a provision for product warranty claims for 2005 or 2004.

INCOME TAXES
We account for income taxes in accordance with SFAS No. 109. SFAS 109 requires the determination of deferred tax assets and liabilities based on the differences between the financial statement and income tax bases of assets and liabilities, using enacted tax rates in effect for the year in which the differences are expected to reverse. The measurement of a deferred tax asset is adjusted by a valuation allowance, if necessary, to recognize tax benefits only to the extent that, based on available evidence, it is more likely than not that they will be realized.

LOSS PER SHARE
Basic and diluted loss per share amounts are calculated by dividing the loss by the weighted average number of common shares outstanding during the period. As a result of losses applicable to common shares, the options granted under stock option plans and the conversion privileges on the convertible debentures were excluded in the diluted loss per share calculation, as their inclusion would have been antidilutive.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS
On December 16, 2004, the FASB issued SFAS No. 123 (revised 2004) "Share Based Payment". Statement 123(R) requires all entities to recognize compensation expense in an amount equal to the fair value of share based-payments. This statement is effective for all public companies for the first reporting period (interim or annual) beginning after June 15, 2005. We will adopt FAS 123(R) in the third quarter ending October 31, 2005. The pro-forma impact on our 2005, 2004 and 2003 fiscal periods of expensing unvested stock options is disclosed, as required under SFAS No.123, above in this Note 2.


NOTE 3 - CASH, CASH EQUIVALENTS AND MARKETABLE SECURITIES

The following is a summary of cash, cash equivalents and marketable securities as at January 31, 2005 and 2004.

                                                          ------------------------------------------------------------
                                                              COST         UNREALIZED      UNREALIZED        MARKET
JANUARY 31, 2005                                              BASIS           GAINS          LOSSES           VALUE
                                                          ------------------------------------------------------------
CASH
Cash                                                            15,086              --              --          15,086
Money market funds                                               2,134              --              --           2,134
                                                          ------------------------------------------------------------
Total cash and cash equivalents                                 17,220              --              --          17,220
                                                          ------------------------------------------------------------
MARKETABLE SECURITIES
Corporate bonds                                                 21,597                             (63)         21,534
DRD eligible investments                                        10,000              --              --          10,000
                                                          ------------------------------------------------------------
Total marketable securities                                     31,597              --             (63)         31,534
                                                          ------------------------------------------------------------
Total cash, cash equivalents and marketable securities          48,817              --             (63)         48,754
                                                          ============================================================



                                                          ------------------------------------------------------------
                                                              COST         UNREALIZED      UNREALIZED        MARKET
JANUARY 31, 2004                                              BASIS           GAINS          LOSSES           VALUE
                                                          ------------------------------------------------------------
CASH
Cash                                                            12,190              --              --          12,190
Money market funds                                                 997              --              --             997
                                                          ------------------------------------------------------------
Total cash and cash equivalents                                 13,187              --              --          13,187
                                                          ------------------------------------------------------------
MARKETABLE SECURITIES
Corporate bonds                                                 41,464              --            (100)         41,364
DRD eligible investments                                        10,500               1              --          10,501
                                                          ------------------------------------------------------------
Total marketable securities                                     51,964               1            (100)         51,865
                                                          ------------------------------------------------------------
Total cash, cash equivalents and marketable securities          65,151               1            (100)         65,052
                                                          ============================================================



We do not have any investments that have been held greater than 12 months as at January 31, 2005 with unrealized losses.

We have operating lines of credit of $9.7 million (Canadian $12.0 million) in Canada. Borrowings under this facility bear interest at the prime rate based on the borrowed currency (4.25% on Canadian dollar borrowings and 5.5% on US dollar borrowings at January 31, 2005), are due on demand and are secured by our bond portfolio and a general assignment of inventory and accounts receivable. At January 31, 2005, we had issued letters of credit with balances outstanding of $1.4 million, which reduced the available operating line of credit by a corresponding amount.

NOTE 4 - TRADE RECEIVABLES

                                                   ----------------------------
YEAR ENDED                                          JANUARY 31,     January 31,
                                                       2005            2004
                                                   ----------------------------
Trade receivables                                         9,040          17,359
Less: Allowance for doubtful accounts                    (1,943)         (4,373)
                                                   ----------------------------
                                                          7,097          12,986
                                                   ============================


NOTE 5 - CAPITAL ASSETS

                                                   ----------------------------
YEAR ENDED                                          JANUARY 31,     January 31,
                                                       2005            2004
                                                   ----------------------------
Cost
Computer equipment and software                          11,214          26,235
Furniture and fixtures                                    1,607           3,430
Leasehold improvements                                    1,953           3,260
                                                   ----------------------------
                                                         14,774          32,925
Accumulated amortization
Computer equipment and software                           5,537          15,286
Furniture and fixtures                                      970           2,298
Leasehold improvements                                    1,301           1,889
                                                   ----------------------------
                                                          7,808          19,473
                                                   ----------------------------
                                                          6,966          13,452
                                                   ============================


The carrying amount of assets under development or obtained for internal use that are not being depreciated was nil and $4.4 million as at January 31, 2005 and January 31, 2004, respectively.


NOTE 6 - LONG-TERM INVESTMENT

In June 2000, in conjunction with the licensing of our technology solutions to Ocado, formerly LM Solutions, we took a minority position in Ocado. Ocado is an online food retailer based in the United Kingdom. The aggregate investment in Ocado, which is accounted for using the cost method, was $5.1 million. During the quarter ended April 30, 2001, management conducted a review of the carrying value of this investment and as a result recorded a provision of $1.8 million against the carrying value of this investment as the impairment was considered to be other than temporary. Since the quarter ended April 30, 2001, management has conducted a quarterly assessment of this investment. No impairment of this long-term investment has been identified since the quarter ended April 30, 2001.

NOTE 7 - GOODWILL AND INTANGIBLE ASSETS

                                                   ----------------------------
YEAR ENDED                                          JANUARY 31,     January 31,
                                                       2005            2004
                                                   ----------------------------
GOODWILL
Cost                                                     18,238          18,038
Impairment                                              (18,238)             --
                                                   ----------------------------
                                                             --          18,038
                                                   ============================

INTANGIBLE ASSETS
Cost
Customer agreements and relationships                    24,809          24,809
Non-compete covenants                                     1,162           1,162
Existing technology                                      15,799          15,799
Trade names                                              11,110          11,110
                                                   ----------------------------
                                                         52,880          52,880
Accumulated amortization and impairment
Customer agreements and relationships                    22,987          20,552
Non-compete covenants                                     1,049             893
Existing technology                                      14,396          13,363
Trade names                                              10,326           9,808
                                                   ----------------------------
                                                         48,758          44,616
                                                   ----------------------------
                                                          4,122           8,264
                                                   ============================

GOODWILL
When we acquire a subsidiary, we determine the fair value of the net tangible and intangible assets acquired and compare the total amount to the amount that we paid for the investment. Any excess of the amount paid over the fair value of those net assets is considered to be goodwill. Goodwill is tested at least annually for impairment to ensure that its fair value is greater than or equal to carrying value. Any excess of carrying value over fair value is charged to income in the period in which impairment is determined. We determined that there were impairment write-downs of $18.2 million, nil, and $86.7 million due to impairment conditions in 2005, 2004 and 2003, respectively.

As of the end of the first quarter of 2005, there is no goodwill recorded on our balance sheet. Accordingly, we will no longer be performing tests for impairment of goodwill. If additional goodwill is recorded in future periods as a result of acquisitions or otherwise, we will resume our annual goodwill impairment tests on October 31st of each year. In addition, we will perform further quarterly analysis of whether any event has occurred that would more likely than not reduce our enterprise value below our carrying amount, and, if so, we will perform a goodwill impairment test between the annual dates. Any future impairment adjustment will be recognized as an expense in the period that the adjustment is identified.

INTANGIBLE ASSETS
Intangible assets related to our acquisitions are recorded at their fair value at the acquisition date. Intangible assets with a finite life are amortized to income over their useful lives, which historically have not exceeded five years.

We write down intangible assets with a finite life to fair value when the related undiscounted cash flows are not expected to allow for recovery of the carrying value. Fair value of intangibles is determined by discounting the expected related future cash flows. We determined that there were impairment write-downs of nil in 2005 and 2004, and $18.0 million in 2003.

Intangible assets with an indefinite life are not subject to amortization; they are tested at least annually for impairment to ensure that their fair value is greater than or equal to the carrying value. Any excess is charged to income in the period in which impairment is determined. We had no intangible assets with an indefinite life for any of the fiscal years reported.

Future amortization expense for intangible assets that we own as at January 31, 2005 is estimated to be $2.7 million for 2006, $1.0 million for 2007, $0.2 million for 2008 and $0.2 million for 2009.

NOTE 8 - ACQUISITIONS

We account for acquisitions of businesses using the purchase method. This involves allocating the purchase price paid for a business to the assets acquired, including identifiable assets, and the liabilities assumed, based on their fair values at the date of acquisition. Any excess is then recorded as goodwill. We account for acquisitions of assets at the fair value of assets acquired, including identifiable intangible assets. We did not complete any acquisitions in 2005 or 2004, but completed the following acquisition in 2003.

2003 ACQUISITIONS -DESCARTES SYSTEMS AB (FORMERLY TRADEVISION AB)
("TRADEVISION")
In two separate transactions occurring on December 21, 2001 and October 15, 2002, we completed the acquisition of all outstanding voting shares of Tradevision, a Sweden-based provider of global connectivity and value-added software solutions for transportation logistics.

On December 21, 2001, in a cash transaction of $2.5 million, we acquired a 70% ownership interest in Tradevision. In October 2002, in a cash transaction of $0.7 million, we acquired the remaining 30% interest of Tradevision AB from SAS Cargo Group A/S, a transport solution provider headquartered in Denmark. The share purchase agreement with SAS Cargo Group A/S also provides for an additional purchase price earn-out amount of a maximum of $0.7 million over a four-year period. To date, we have paid $0.5 million of this additional purchase price, with the potential for up to $0.2 million more to be paid. We issued 78,250 options to purchase common shares of Descartes to employees of Tradevision pursuant to our Stock Option Plan. At January 31, 2005, 23,300 of these options were outstanding of which 13,980 were exercisable.

The total purchase price for Tradevision at the time of acquisition was $7.6 million, which included the cash consideration, the integration costs and other acquisition related expenses, and has been accounted for using the purchase method.

In addition, an additional $1.4 million in acquisition costs were incurred since October 2002. Accordingly, the total cash purchase price for Tradevision is $9.0 million ($0.2 million in 2005, $0.3 million in 2004, $2.2 million in 2003 and $6.3 million in 2002), which included the cash consideration, the integration costs, earn-out payments and other acquisition related expenses, which have been accounted for using the purchase method.

NOTE 9 - RESTRUCTURING COSTS
MAY 2004 ANNOUNCEMENT
On May 17, 2004, we announced that we were taking actions to significantly reduce our expenses, which actions included a downsizing of our global staff by approximately 130 employees, or approximately 35% of our total staff. These reductions were focused on our regional operational structure and resulted in a significantly smaller global direct sales force and management level of the organization. In addition, we announced that we would be closing certain offices, and canceling certain leases, consulting and other operating contracts. We announced that we expected to record restructuring charges of approximately $5.5 million to $6.5 million and that the majority of these charges would be recorded in the second quarter of 2005. In addition, we identified that we would be examining whether certain assets were redundant as a result of the cost reduction initiatives. On September 2, 2004 we announced that we had identified additional opportunities for cost savings and efficiencies and, accordingly, in executing on these expense reduction activities our workforce ended up being reduced by approximately 45%.

Our initial provision under this initiative was $11.7 million, comprised of $4.2 million in workforce reduction charges, $1.7 million of office closure costs and $5.8 million of redundant asset write-offs. Additional revisions of $0.1 million were made to this initial provision in 2005 comprised of $(0.2) million relating to office closure costs and $0.3 million related to workforce reduction. Including the revisions, as of January 31, 2005 we have incurred $11.8 million of restructuring charges under this initiative comprised of $4.5 million in workforce reduction charges, $1.5 million of office closure costs and $5.8 million of redundant assets write-offs. The provisions for this initiative were drawn-down in 2005 by an aggregate amount of $11.3 million, comprised of cash payments of $5.5 million and a non-cash write-down of redundant assets of $5.8 million.

As at January 31, 2005, our remaining provision under this initiative was $0.6 million, comprised of $0.4 million in office closure costs and $0.2 million in workforce reductions. We do not anticipate any further significant charges under this restructuring initiative as our plan has been fully implemented. We expect that the remaining office closure provision will be drawn down by the end of the fourth quarter in 2008 as existing real property leases expire and that the remaining provision for workforce reduction obligations will be drawn down by the end of the second quarter of 2006 as remaining employee benefit obligations for departed employees conclude.

                                    ---------------------------------------------------------
                                     WORKFORCE        OFFICE        REDUNDANT
                                     REDUCTION     CLOSURE COSTS     ASSETS         TOTAL
                                    ---------------------------------------------------------
Provision as at May 17, 2004               4,217          1,743          5,770         11,730
Revisions to accruals                        332           (210)            --            122
                                    ---------------------------------------------------------
Restructuring cost                         4,549          1,533          5,770         11,852
Cash drawdowns                            (4,413)        (1,092)            --         (5,505)
Non-cash drawdowns                            --             --         (5,770)        (5,770)
                                    ---------------------------------------------------------
Provision as at January 31, 2005             136            441             --            577
                                    =========================================================

MAY 2003 ANNOUNCEMENT

Based on a review of cost levels, we announced on May 6, 2003 a downsizing of our global operations by approximately 130 employees. In addition to workforce reduction across all operations, the plans included consolidation of office facilities, lease terminations, and write-down of redundant assets. The following table shows the changes in the restructuring provision for the May 2003 initiative.

                                    ---------------------------------------------------------
                                     WORKFORCE        OFFICE        REDUNDANT
                                     REDUCTION     CLOSURE COSTS     ASSETS         TOTAL
                                    ---------------------------------------------------------
Provision as at May 6, 2003                3,845          1,825          1,661          7,331
Revisions to accruals                        944          1,012             --          1,956
                                    ---------------------------------------------------------
Restructuring cost                         4,789          2,837          1,661          9,287
Cash drawdowns                            (4,692)        (2,360)            --         (7,052)
Non-cash drawdowns                            --             --         (1,661)        (1,661)
                                    ---------------------------------------------------------
Provision as at January 31, 2004              97            477             --            574

Revisions to accruals                        202          1,581             --          1,783
                                    ---------------------------------------------------------
Restructuring cost                           202          1,581             --          1,783
Cash drawdowns                              (299)          (901)            --         (1,200)
Non-cash drawdowns                            --             --             --             --
                                    ---------------------------------------------------------
Provision as at January 31, 2005              --          1,157             --          1,157
                                    =========================================================

Our initial provision under this initiative was $7.3 million, comprised of $3.8 million in workforce reduction charges, $1.8 million of office closure costs and $1.7 million of redundant asset write-offs. As of January 31, 2005, we have incurred $11.1 million of restructuring charges under this initiative comprised of $5.0 million in workforce reduction charges, $4.4 million of office closure costs and $1.7 million of redundant assets write-offs.

During 2005, we revised our estimates for recoverability on certain offices and recorded a $1.6 million charge for office closure costs. In addition, we recorded a further charge of $0.2 million related to the workforce reduction initiative. The provisions for this initiative were reduced in 2005 by cash payments of $1.2 million.

As at January 31, 2005, our remaining obligation under this initiative is $1.2 million. We do not anticipate any further significant charges under this restructuring initiative as our plan has been fully implemented. Our remaining activity is to comply with the contractual terms of our cash obligations. We expect that the remaining office closure provision will be drawn down by the end of the fourth quarter in 2008.

JUNE 2002 ANNOUNCEMENT
On June 19, 2002, we announced that we had commenced restructuring plans in order to align our cost structure with our network-based revenue model and to streamline our corporate operations. The plans included the centralization of certain support functions such as finance, customer care, research and development, and network services primarily in Waterloo, Ontario. The plans also included the consolidation of our network infrastructure and data center facilities in Ontario and Georgia. These restructuring plans resulted in the prompt reduction of workforce by approximately 120 employees, or 20% of the total workforce, across all geographic areas within which we operate. The reductions were concentrated within the finance, customer care, research and development, and network services functional areas. In conjunction with the above-noted centralization plans and workforce reduction, we also identified leased facilities that were in excess of our ongoing space requirements. The termination cost of these leased facilities along with the redundant leasehold improvements, furniture and fixtures, and computer equipment were reflected in the restructuring provision. Furthermore, the restructuring provision reflected the cost of consolidation of data center facilities. The following table shows the changes in the restructuring provision for the June 2002 initiative:

                                   --------------------------------------------------------------------------------------------
                                                                                                     NETWORK
                                    WORKFORCE         OFFICE        REDUNDANT       DATA CENTER      SYSTEMS
                                    REDUCTION      CLOSURE COSTS      ASSETS      CONSOLIDATIONS  CONSOLIDATIONS      TOTAL
                                   --------------------------------------------------------------------------------------------
Provision as at June 19, 2002             2,381           3,399             839             550              --           7,169
Revisions to accruals                     2,958           1,857            (229)           (379)            416           4,623
                                   --------------------------------------------------------------------------------------------
Restructuring cost                        5,339           5,256             610             171             416          11,792
Cash drawdowns                           (4,782)         (4,667)             --            (171)           (416)        (10,036)
Non-cash drawdowns                          (90)           (182)           (610)             --              --            (882)
                                   --------------------------------------------------------------------------------------------
Provision as at January 31, 2003            467             407              --              --              --             874

Additions to accruals                     3,297           3,501             155             864           2,915          10,732
Revisions to accruals                        --              --              --              --          (1,259)         (1,259)
                                   --------------------------------------------------------------------------------------------
Restructuring cost                        3,297           3,501             155             864           1,656           9,473
Cash drawdowns                           (3,764)         (3,748)             --            (864)         (1,656)        (10,032)
Non-cash drawdowns                           --              --            (155)             --              --            (155)
                                   --------------------------------------------------------------------------------------------
Provision as at January 31, 2004             --             160              --              --              --             160


Revisions to accruals                        --             402              --              --              --             402
                                   --------------------------------------------------------------------------------------------
Restructuring cost                           --             402              --              --              --             402
Cash drawdowns                               --            (562)             --              --              --            (562)
Non-cash drawdowns                           --              --              --              --              --              --
                                   --------------------------------------------------------------------------------------------
Provision as at January 31, 2005             --              --              --              --              --              --
                                   ============================================================================================

Our initial provision under this initiative was $7.2 million, comprised of $2.4 million in workforce reduction charges, $3.4 million of office closure costs, $0.8 million of redundant asset write-offs and $0.6 million of data center consolidation charges. Including subsequent additions and revisions to accruals, as of January 31, 2005, we have incurred $21.7 million of restructuring charges under this initiative comprised of $8.6 million in workforce reduction charges, $9.2 million of office closure costs, $0.8 million of redundant assets write-offs, $1.0 million of data center consolidation charges and $2.1 million of network consolidation charges.

During 2005, we incurred minimal charges of $0.4 million relating to our June 2002 restructuring initiative. The provisions for this initiative were reduced in 2005 by cash payments of $0.6 million.

As at January 31, 2005, we have completed our obligations under this restructuring initiative. We do not anticipate any further significant charges under this restructuring initiative as our plan has been fully implemented.

SUMMARY OF ALL RESTRUCTURING INITIATIVES
During 2005, we incurred initial charges relating to our May 2004 restructuring initiative and additional revisions to each of our restructuring initiatives of cumulatively $14.1 million, comprised of $4.8 million for workforce reduction, $3.5 million for office closure costs and $5.8 million for redundant assets. Our restructuring provisions were drawn-down in 2005 as a result of cash payments related to these initiatives of $7.3 million and a non-cash write-off of redundant assets in connection with the May 2004 initiative of $5.8 million, relating primarily to software, hardware and office-related assets.

During 2004, we incurred aggregate restructuring charges and revisions of $18.8 million, broken down into workforce reduction expenses of $8.1 million, office closure costs of $6.4 million, redundant asset write-offs of $1.8 million, data center consolidations of $0.9 million and network system consolidations of $1.6 million. Restructuring provisions were drawn-down in 2004 as a result of cash payments related to these initiatives of $17.2 million and a non-cash write-off of redundant assets in connection with the May 2003 and June 2002 initiative of cumulatively $1.8 million, relating primarily to software, hardware and office-related assets.

During 2003, we incurred aggregate restructuring charges and revisions of $11.7 million, broken down into workforce reduction expenses of $5.3 million, office closure costs of $5.2 million, redundant asset write-offs of $0.6 million, data center consolidations of $0.2 million and network system consolidations of $0.4 million. Restructuring provisions were drawn-down in 2003 as a result of cash payments related to these initiatives of $11.6 million and a non-cash write-off of redundant assets in connection with the June 2002 and August 2001 initiative of cumulatively $0.9 million, relating primarily to software, hardware and office-related assets.


NOTE 10 - CONVERTIBLE DEBENTURES

On June 30, 2000, we issued $75.0 million aggregate principal amount of 5.5% convertible unsecured subordinated debentures maturing on June 30, 2005, the issuance of which was quali?ed by a short form prospectus dated June 26, 2000. Interest on the debentures has accrued from June 30, 2000 and is payable, and has been paid, in equal semi-annual installments in arrears on June 30th and December 30th of each year, the first payment having been made on December 30, 2000. Issuance costs of $3.5 million are being amortized to interest expense over the term of the debenture, subject to earlier write-off in connection with any repurchases of the debentures, with the balance of the issuance costs being shown as deferred issuance costs on the balance sheet. Each debenture is convertible, at the option of the holder, into common shares at any time prior to June 30, 2005 at a price of $35 per common share. In addition the debentures may be redeemed, in whole or in part, in cash or common shares, at our option, provided that the average closing price of the common shares on the Nasdaq National Market during the 20 consecutive trading days ending five trading days preceding the date on which notice of redemption is given is not less than $43.75. On maturity, we can elect to satisfy the debentures, in whole or in part, with the number of common shares obtained by dividing the principal amount of the debentures that we want to satisfy with common shares by 95% of the average closing price of the common shares on the Nasdaq National Market for the period of 20 consecutive trading days ending five trading days before maturity. Any amount not satisfied by common shares on maturity is to be paid in cash.

In each of December 2001 and March 2002, pursuant to a normal course issuer bid, we purchased for cancellation $1.5 million principal amount of the debentures, or an aggregate of $3.0 million. In each case, the debentures were purchased for approximately $1.1 million, resulting in a gain of $0.4 million, which was recorded in the related fiscal quarter.

On August 1, 2002 we announced that we offered to purchase for cancellation up to $51,428,571 aggregate principal amount of the debentures. We offered to pay a cash price of $700 for each $1,000 principal amount of debentures, plus accrued and unpaid interest. The offer was made by way of an issuer bid, which was open for acceptance until September 6, 2002. On September 7, 2002, we announced that pursuant to the offer, we would acquire a nominal principal amount of the debentures (which acquisition was completed later in the quarter ended October 31, 2002). The acquisition of the debentures resulted in a loss of $0.5 million net of costs associated with the offer and the write off of the related deferred issuance costs.

On June 5, 2003, we announced that we were offering to purchase, indirectly through a wholly-owned subsidiary, up to $45.0 million aggregate principal amount of the debentures. Under the offer for the debentures, we offered to pay a cash price of $950 for each $1,000 principal amount of debentures, plus unpaid interest (subject to any applicable withholding tax) accrued to but excluding the date of purchase. On July 17, 2003, we announced that, through our wholly-owned subsidiary, we had purchased $45.0 million aggregate principal amount of the debentures for $42.8 million resulting in a gain of $0.9 million net of costs associated with the offer and the write- off of the related deferred issuance costs.


NOTE 11 - COMMITMENTS, CONTINGENCIES AND GUARANTEES

COMMITMENTS
We are committed under non-cancelable operating leases for business premises and computer equipment with terms expiring at various dates through 2012. The future minimum amounts payable at January 31, 2005 under the lease agreements are $3.0 million, $1.5 million, $0.9 million, $0.7 million, $0.2 million, $0.1 million and $0.1 million for 2006, 2007, 2008, 2009, 2010, 2011, and 2012, respectively.

CONTINGENCIES
On January 23, 2004, we announced that a complaint alleging patent infringement had been filed against us in the United States District Court for the Southern District of New York by ArrivalStar, Inc. The complaint alleges that certain of our products infringe certain patents of ArrivalStar, Inc. We believe the complaint is without merit and we are defending against it vigorously. The action is currently in the initial phase of discovery.

On or about May 19, 2004, we were named as a defendant in a securities class action lawsuit captioned BRIJ WALIA V. THE DESCARTES SYSTEMS GROUP INC., ET AL., which was filed in the United States District Court for the Southern District of New York purportedly on behalf of purchasers of our common stock between June 4, 2003 and May 6, 2004. The complaint also names as defendants two of our former officers. The complaint alleges, among other things, that the defendants made misstatements to the investing public between June 4, 2003 and May 6, 2004 regarding our financial condition. Three additional complaints were filed and, subsequently, all four complaints were consolidated into a single complaint. On November 2, 2004, we announced that we had reached an agreement-in-principle to settle the consolidated securities class action litigation. Under the terms of the settlement-in-principle, a settlement fund will be established in the total amount of $1.5 million, of which our insurance providers will pay approximately $1.1 million and the balance paid by us. In January 2005, the parties to the litigation executed a Memorandum of Understanding that memorialized the settlement-in-principle. The settlement-in-principle remains subject to the signing of a definitive settlement agreement and final approval by the court. In the second quarter of 2005, we accrued $0.5 million for anticipated defense costs related to the class action litigation. With the settlement-in-principle in the third quarter of 2005, this accrual was sufficient to encompass both our defense costs and our contribution to the settlement-in-principle. Our contribution to the settlement-in-principle was paid in the third quarter of 2005.

We are also subject to a variety of other claims and suits that arise from time to time in the ordinary course of our business and are typical in our industry. The consequences of these matters are not presently determinable but, in the opinion of management, the ultimate liability is not expected to have a material effect on our annual results of operations, financial position or capital resources.

Business combination agreements
-------------------------------
In connection with agreements to acquire additional entities, we have guaranteed minimum levels of additional purchase price based on revenues derived from the acquired entity. The maximum earn-out remaining to be paid under all outstanding agreements is $0.2 million.

Product Warranties
------------------
In the normal course of operations, we provide our customers with product warranties relating to the performance of our software and network services. To date, we have not encountered material costs as a result of such obligations and have not accrued any liabilities related to such on our financial statements.

GUARANTEES
In the normal course of business we enter into a variety of agreements that may contain features that meet the definition of a guarantee under FIN 45, "Guarantor's accounting and disclosure requirements for guarantees, including indirect guarantees of indebtedness of others". The following lists our significant guarantees:

Intellectual property indemnification obligations
-------------------------------------------------
We provide indemnifications of varying scope to our customers against claims of intellectual property infringement made by third parties arising from the use of our products. We evaluate estimated losses for such indemnifications under SFAS 5, "Accounting for Contingencies", as interpreted by FIN 45. We consider such factors as the degree of probability of an unfavorable outcome and the ability to make a reasonable estimate of the amount of loss. To date, we have not encountered material costs as a result of such obligations and have not accrued any liabilities related to such indemnifications on our financial statements.

Other indemnification agreements
--------------------------------
In the normal course of operations, we enter into various agreements that provide general indemnifications. These indemnifications typically occur in connection with purchases and sales of assets, securities offerings or buy-backs, service contracts, administration of employee benefit plans, retention of officers and directors, membership agreements and leasing transactions. These indemnifications require us, in certain circumstances, to compensate the counterparties for various costs resulting from breaches of representations or obligations under such arrangements, or as a result of third party claims that may be suffered by the counterparty as a consequence of the transaction. We believe that the likelihood that we could incur significant liability under these obligations is remote. Historically, we have not made any significant payments under such indemnifications. No amount has been included in our consolidated balance sheet as at January 31, 2005 related to these indemnifications.

NOTE 12 - SHARE CAPITAL

COMMON SHARES OUTSTANDING
                                   --------------------------------------------
YEAR ENDED                          JANUARY 31,     January 31,     January 31,
(THOUSANDS OF SHARES)                   2005            2004            2003
                                   --------------------------------------------
Balance, beginning of year               40,706          52,225          52,229
Stock options exercised                      --              59              12
Cancelled shares on acquisitions             --              --             (16)
Repurchased shares                           --         (11,578)             --
                                   --------------------------------------------
Balance, end of year                     40,706          40,706          52,225
                                   ============================================


We are authorized to issue an unlimited number of our common shares, without par value, for unlimited consideration. Our common shares are not redeemable or convertible.

On July 17, 2003, we purchased 11,578,000 of our own common shares for Canadian $3.20 per share by way of a Dutch auction tender. All common shares tendered at or below Canadian $3.20 (subject to pro-rating and disregarding fractions) were purchased at Canadian $3.20 and immediately cancelled. Common shares tendered at prices higher than Canadian $3.20 were returned to holders. The total purchase price was $27.2 million, net of costs associated with the offer. The transaction was accounted for as a reduction in common shares of $103.9 million and an increase in additional paid-in capital of $76.7 million.

On November 30, 2004, we announced that our Board of Directors had adopted a shareholder rights plan (the "Rights Plan") to ensure the fair treatment of shareholders in connection with any take-over offer, and to provide the Board of Directors and shareholders with additional time to fully consider any unsolicited take-over bid. We are not adopting the Rights Plan in response to any specific proposal to acquire control of the Company. The Rights Plan has been conditionally approved by the Toronto Stock Exchange and is subject to approval by our shareholders at our next annual meeting of shareholders. If approved by shareholders, the Rights Plan will take effect as of November 29, 2004, and will have an initial term of three years. The Rights Plan is similar to plans adopted by other Canadian companies and approved by their shareholders.

ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)
The following table shows the components of accumulated other comprehensive loss:
                                                   ----------------------------
YEAR ENDED                                          JANUARY 31,     January 31,
(THOUSANDS OF DOLLARS)                                 2005            2004
                                                   ----------------------------
Accumulated mark-to-market loss on debt securities          (63)            (99)
Currency translation adjustments                            156            (288)
                                                   ----------------------------
Accumulated other comprehensive income (loss)                93            (387)
                                                   ============================

NOTE 13 - STOCK-BASED COMPENSATION PLANS

We maintain stock option plans for directors, officers, employees and other service providers. Options to purchase our common shares are granted at an exercise price equal to the fair market value of our common shares at the day prior to the grant, other than those options granted in conjunction with acquisitions as described in Note 8. As a result, no compensation expense is recorded when options are granted. When stock options are exercised, we include the amount of the proceeds in share capital.

Employee stock options generally vest over a three- to five-year period starting from their grant date and expire 7 years from the date of their grant. Directors' and officers' stock options generally have accelerated vesting over three- to five-year periods.

As of January 31, 2005, we had 4,303,597 stock options granted and outstanding under our shareholder-approved stock option plan and 2,168,214 remained available for grant. In addition, there were 167,011 stock options outstanding in connection with option plans assumed or adopted pursuant to various previously completed acquisitions.

                            -------------------------------    -------------------------------    -------------------------------
                                         2005                               2004                               2003
                            -------------------------------    -------------------------------    -------------------------------
                               WEIGHTED         NUMBER OF         Weighted         Number of         Weighted         Number of
                                AVERAGE       STOCK OPTIONS        Average       Stock Options        Average       Stock Options
                            EXERCISE PRICE     OUTSTANDING     Exercise Price     Outstanding     Exercise Price     Outstanding
                            -------------------------------    -------------------------------    -------------------------------
Balance at February 1                 8.64        3,964,239              9.91        4,223,609             11.67        4,213,335
Granted                               1.09        3,063,596              3.49          988,000              4.19          780,750
Forfeited/Cancelled                   6.29       (2,557,227)             9.10       (1,188,070)            13.86         (758,544)
Exercised                               --               --              4.13          (59,300)             5.09          (11,932)
                            -------------------------------    -------------------------------    -------------------------------
Balance at January 31                 4.81        4,470,608              8.64        3,964,239              9.91        4,223,609
                            -------------------------------    -------------------------------    -------------------------------

Exercisable at January 31             9.92        1,551,920             10.50        2,475,094             10.77        2,766,363
Available options                                 2,168,214                          2,702,195                          2,672,615
remaining for grant
Outstanding options as a
% of outstanding shares                               11.0%                               9.7%                               8.1%

Options outstanding and options exercisable as at January 31, 2005 by range of exercise price are as follows:

                            --------------------------------------------------    -------------------------------
                                           OPTIONS OUTSTANDING                          OPTIONS EXERCISABLE
                            --------------------------------------------------    -------------------------------
RANGE OF EXERCISE PRICES                                      Weighted average
                               Weighted         Number of         remaining          Weighted
                                Average       Stock Options   contractual life        Average         Number of
                            Exercise Price     Outstanding         (years)        Exercise Price    Stock Options
                            --------------------------------------------------    -------------------------------
0.62 - 1.09                           1.09        2,051,310          7.00               1.09               63,010
1.78 - 7.95                           4.73        1,986,683          3.82               6.05            1,116,968
8.14 - 29.05                         15.34          285,665          4.21              15.24              239,642
30.66 - 45.83                        37.50          146,950          2.29              37.16              132,300
                            --------------------------------------------------    -------------------------------
                                      4.81        4,470,608          5.15               9.92            1,551,920
                            ==================================================    ===============================

DEFERRED SHARE UNIT PLAN
Our Board of Directors adopted a deferred share unit plan effective as of June 28, 2004 pursuant to which non-employee directors are eligible to receive grants of deferred share units (DSUs), each of which has a value equal to the average closing price of our common shares for the five trading days preceding the date of the grant. The plan allows each director to choose to receive, in the form of DSUs, all, none or a percentage of the eligible director's fees which would otherwise be payable in cash. If a director has invested less than the minimum amount of equity in the company as prescribed from time to time by the Board of Directors (which, as at October 31, 2004, was set at $37,500), then the director must take at least 50% of the base annual fee for serving as a director in the form of DSUs. Each DSU fully vests upon award, but is distributed only when the director ceases to be a member of the Board of Directors. Vested units are settled in cash based on common share price when conversion takes place. As at January 31, 2005, the total DSUs held by participating directors was 7,146.


NOTE 14 - INCOME TAXES

The components of the net deferred tax asset are as follows:

                                                                  ------------------------------------------
YEAR ENDED                                                        JANUARY 31,     January 31,     January 31,
                                                                     2005            2004            2003
                                                                  ------------------------------------------
Accruals not currently deductible                                      1,231           1,340           1,154
Accumulated net operating losses:


Canada                                                                19,920          13,461           9,996
United States                                                         31,222          30,068          28,453
Europe, Middle East and Africa (EMEA)                                 12,659          10,495           7,126
Asia Pacific                                                           3,144           2,475           2,057
Difference between tax and accounting basis of capital assets          6,227           5,857           4,292
Research and development tax credits and expenses                      5,564           5,262           4,220
Expenses of public offerings                                             370             370           1,030
                                                                  ------------------------------------------
Net deferred tax asset                                                80,337          69,328          58,328
Valuation allowance                                                  (80,337)        (69,328)        (58,328)
                                                                  ------------------------------------------
Deferred tax asset, net of valuation allowance                            --              --              --
                                                                  ==========================================


The measurement of a deferred tax asset is adjusted by a valuation allowance, if necessary, to recognize tax benefits only to the extent that, based on available evidence, it is more likely than not that they will be realized. Based on the weight of positive and negative evidence regarding recoverability of our deferred taxes, we have recorded a valuation allowance for the full amount of our net deferred tax assets of $80.3 million during 2005.

The provision for income taxes varies from the expected provision at the statutory rates for the reasons detailed in the table below:

                                                                  ------------------------------------------
YEAR ENDED                                                        JANUARY 31,     January 31,     January 31,
                                                                     2005            2004            2003
                                                                  ------------------------------------------
Combined basic Canadian statutory rates                                36.1%           36.6%           38.5%

Recovery of income taxes based on the above rates                    (19,894)        (13,983)        (53,483)
Increase (decrease) in income taxes resulting from:
Permanent differences including amortization of intangibles            9,186           2,546          45,741
Effect of differences between Canadian and foreign tax rates            (231)            377           1,050
Application of loss carryforwards                                       (817)           (379)            (30)
Valuation allowance                                                   11,756          11,439           6,722
Other                                                                    325             287            (362)
                                                                  ------------------------------------------
Income tax expense (recovery)                                            325             287            (362)
                                                                  ==========================================

We have combined income tax loss carryforwards of approximately $185.9 million, which expire as follows:

               -----------------------------------------------------------------
EXPIRY YEAR     CANADA     UNITED STATES      EMEA     ASIA PACIFIC     TOTAL
               -----------------------------------------------------------------
2006                 --           --           306            --            306
2007              4,079        1,877           694            --          6,650
2008                 --        3,222           177            --          3,399
2009              2,299        3,921           352           509          7,081
2010             15,571        4,298           265           328         20,462
2011              5,324        7,263            --           553         13,140
2012             27,908        6,048            --            10         33,966
2018                 --        3,167            --            --          3,167
2019                 --       18,074            --            --         18,074
2020                 --       20,777            --            --         20,777
2021                 --        3,502            --            --          3,502
2022                 --        1,568            --            --          1,568
2023                 --        2,681            --            --          2,681
2024                 --          578            --            --            578
2025                 --        2,068            --            --          2,068
Indefinite           --           --        38,475        10,013         48,488
               -----------------------------------------------------------------
                 55,181       79,044        40,269        11,413        185,907
               =================================================================


NOTE 15 - SEGMENTED INFORMATION

We operate in one business segment providing on-demand supply chain solutions. The following tables provide our segmented revenue information by geographic areas of operation and solution type:

                                     ------------------------------------------
YEAR ENDED                            JANUARY 31,    January 31,    January 31,
                                         2005           2004           2003
                                     ------------------------------------------
Revenues
Americas                                   32,857         40,637         48,220
Europe, Middle East and Africa             11,085         14,318         17,058
Asia Pacific                                2,453          4,830          5,105
                                     ------------------------------------------
                                           46,395         59,785         70,383
                                     ==========================================


                                     ------------------------------------------
YEAR ENDED                            JANUARY 31,    January 31,    January 31,
                                         2005           2004           2003
                                     ------------------------------------------
Revenues
Services                                   41,820         48,887         53,014
License                                     4,575         10,898         17,369
                                     ------------------------------------------
                                           46,395         59,785         70,383
                                     ==========================================

Services revenues are comprised of the following: (i) ongoing transactional and/or subscription fees for use of our services and products by our customers;
(ii) professional services revenues from consulting, implementation and training services related to our services and products; and (iii) maintenance and other related revenues, which include revenues associated with maintenance and support of our services and products. License revenues derive from licenses granted to our customers to use our software products.

The following table provides our segmented information by geographic areas of operation for our long-lived assets. Long-lived assets represent capital assets, goodwill and intangible assets that are attributed to individual geographic segments.

                                                                   ----------------------------
YEAR ENDED                                                          JANUARY 31,     January 31,
                                                                       2005            2004
                                                                   ----------------------------
Total long-lived assets
Americas                                                                  9,039          34,734
Europe, Middle East and Africa                                            1,922           4,609
Asia Pacific                                                                127             411
                                                                   ----------------------------
                                                                         11,088          39,754
                                                                   ============================

NOTE 16 - SUMMARY OF MATERIAL DIFFERENCES BETWEEN CANADIAN GAAP AND US GAAP
We prepare our consolidated financial statements in accordance with US GAAP that conforms in all material respects with Canadian GAAP except as set forth below.


CONDENSED CONSOLIDATED BALANCE SHEETS

                                                                   ----------------------------
                                                                    JANUARY 31,     January 31,
                                                                       2005            2004
                                                                   ----------------------------

Total assets in accordance with US GAAP                                  72,572         128,659
Mark-to-market of short- and long-term marketable securities (a)             63              99
                                                                   ----------------------------
Total assets in accordance with Canadian GAAP                            72,635         128,758
                                                                   ============================

Total liabilities in accordance with US GAAP                             36,834          38,207
Convertible debentures (b)                                                 (562)         (1,646)
                                                                   ----------------------------
Total liabilities in accordance with Canadian GAAP                       36,272          36,561
                                                                   ============================

Total shareholders' equity in accordance with US GAAP                    35,738          90,452
Mark-to-market of short- and long-term marketable securities (a)             63              99
Convertible debentures (b)                                                  562           1,646
                                                                   ----------------------------
Total shareholders' equity in accordance with Canadian GAAP              36,363          92,197
                                                                   ============================

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                   ----------------------------
                                                                    JANUARY 31,     January 31,
                                                                       2005            2004
                                                                   ----------------------------
Loss in accordance with US GAAP                                         (55,331)        (38,493)
Amortization of convertible debentures (b)                               (1,084)         (1,812)
Loss on purchase of convertible debentures (b)                               --          (3,720)
Foreign exchange translation gain (loss) (c)                               (384)          1,253
                                                                   ----------------------------
Loss in  accordance  with  Canadian GAAP (per Canadian GAAP             (56,799)        (42,772)
in effect on January 31, 2004)
Stock-based compensation expense (d)                                       (890)           (727)
                                                                   ----------------------------
Loss in  accordance  with  Canadian GAAP (per Canadian GAAP
in effect January 31, 2005)                                             (57,689)        (43,499)
                                                                   ============================


(A) MARK-TO-MARKET OF SHORT- AND LONG-TERM MARKETABLE SECURITIES
Under US GAAP, marketable debt securities that are available for sale are recorded at their fair market value with the corresponding gain (loss) recorded in comprehensive income. Under Canadian GAAP, marketable debt securities are recorded at amortized cost.


(B) CONVERTIBLE DEBENTURES
Under US GAAP, convertible debentures are recorded at their face value. Under Canadian GAAP, the debt and equity components of the convertible debentures are recorded and presented separately. The debt component of the convertible debentures is measured and recorded based on the present value of future principal and interest payments at the date of issue. The equity component is recorded based on the difference between the face value and the value of the debt component at the date of issue. The equity component is amortized to interest expense on a straight-line basis over the term to maturity of the convertible debentures. Since the carrying value of the debentures differs between US GAAP and Canadian GAAP, the resulting gain (loss) on a repurchase of debentures will also differ.


(C) FOREIGN EXCHANGE TRANSLATION GAIN (LOSS)
Under US GAAP, foreign exchange translation gain (loss) is recorded in comprehensive income and included in shareholders' equity where the functional currency of the parent company's foreign operations is the local currency. Under Canadian GAAP, foreign exchange translation gain (loss) is recorded in earnings where it is determined that the foreign operations are integrated with the parent company. In conjunction with our cost reduction initiatives announced in May 2004, management determined that its foreign subsidiaries should be treated under the current rate method for Canadian GAAP beginning with the second quarter of 2005 and for subsequent quarters. As a result, foreign exchange translation gain (loss) is recorded as a separate component of shareholders' equity.


(D) STOCK-BASED COMPENSATION EXPENSE
Under US GAAP, under APB 25, no compensation expense is recorded for the granting of employee stock options if the stock options are granted with an exercise price greater or equal to the fair market value at the date of the grant. Under Canadian GAAP, we have adopted the amended recommendations in CICA Handbook Section 3870 ("Section 3870"), "Stock-based Compensation and Other Stock-based Payments" which require fair value accounting for employee awards granted on or after February 1, 2002. Based on the transitional provisions of
Section 3870, we have restated the results of operations for the fiscal period ended January 31, 2004 to include the expense for employee awards that was previously included in the Canadian GAAP pro forma note disclosures for this period.