Form 40-F
period 2006-01-31
DESCARTES SYSTEMS GROUP INC
filed 2006-05-01
CIK 1050140

U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 40-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE
SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13(A) OR 15(D) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended January 31, 2006 Commission File Number: 333-09768

THE DESCARTES SYSTEMS GROUP INC.

(Exact name of Registrant as specified in its charter)

N/A

(Translation of Registrant’s name into English (if applicable))

Ontario, Canada

(Province or other jurisdiction of incorporation or organization)

N/A

(Primary Standard Industrial Classification Code Number (if applicable))

N/A

(I.R.S. Employer Identification Number (if applicable))
120 Randall Drive, Waterloo, Ontario, Canada N2V 1C6

Tel: (519) 746-8110

(Address and telephone number of Registrant’s principal executive offices)

Descartes Systems (USA) LLC
Powers Ferry Business Park
Suite 510, Building 500
2300 Powers Ferry RD NW
Atlanta, GA 30339
Tel: (678) 247-0400

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

☒ Annual information form     ☒ Audited annual financial statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

40,723,800 as of January 31, 2006

Indicate by check mark whether the Registrant by filing the information contained in the Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”). If “Yes” is marked, indicate the filing number assigned to the Registrant in connection with such Rule.

Yes ☐     No ☒

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒     No ☐

CERTIFICATIONS

See Exhibits 4, 5 and 6 to this Annual Report on Form 40-F.

CONTROLS AND PROCEDURES

DISCLOSURE CONTROLS AND PROCEDURES.

The Registrant, under the supervision and with the participation of the Registrant’s management, including the Registrant’s Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of the Registrant’s disclosure controls and procedures as of January 31, 2006 (the “Evaluation Date”), pursuant to Rule 13a-15(b) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Based upon that evaluation, the Registrant’s Chief Executive Officer and Chief Financial Officer concluded that, as of the Evaluation Date, the Registrant’s disclosure controls and procedures were effective in ensuring that material information required to be disclosed by the Registrant in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms, including ensuring that such material information is accumulated and communicated to the Registrant’s management, including the Registrant’s Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

INTERNAL CONTROL OVER FINANCIAL REPORTING

During the period covered by this report, there have been no changes in the Registrant’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Registrant’s internal control over financial reporting.

NOTICES PURSUANT TO RULE 104 OF REGULATION BTR

None.

AUDIT COMMITTEE FINANCIAL EXPERT

The Registrant’s Audit Committee of the Board of Directors currently consists of three members. The Registrant’s Board of Directors has determined that J. Ian Giffen is an “audit committee financial expert” (as defined in paragraph 8(b) of General Instruction B to Form 40-F). Mr. Giffen is independent within the meaning of Nasdaq’s director independence standards.

CODE OF ETHICS

The Registrant has adopted a Code of Business Conduct and Ethics (the “Code of Ethics”) that applies to the Registrant’s principal executive officers, principal financial officer, principal accounting officer or controller, or persons performing similar functions. A copy of the Code of Ethics is posted on the Registrant’s corporate website at www.descartes.com.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The aggregate fees billed in respect of the fiscal years ending January 31, 2006 and January 31, 2005 for professional services rendered by Deloitte & Touche LLP (“D&T”), the Registrant’s principal accountant, are as follows (in thousands of U.S. dollars):

	Fiscal Year Ended	Fiscal Year Ended
	January 31, 2006	January 31, 2005

Audit Fees	$300,300	$434,700

Audit-Related Fees	$20,500	$34,500

Tax Fees	$215,100	$326,700

All Other Fees	$0	$0

AUDIT FEES-- Audit fees consist of fees for professional services rendered for the audit of the Registrant’s annual consolidated financial statements and services provided in connection with statutory audits and regulatory filings or engagements including fees for statutory audit of the Company’s foreign subsidiaries.

AUDIT RELATED FEES-- Audit-related fees consist of fees for assurance and related services that are reasonably related to the performance of the audit or review of the Registrant’s consolidated financial statements and are not reported as “Audit Fees”. These services included research of accounting and audit-related issues.

TAX FEES-- Tax fees consist of fees for professional services rendered for tax compliance, tax advice and tax planning. These services included the preparation of tax returns and assistance and advisory services regarding income, capital and indirect tax compliance matters.

PRE-APPROVAL POLICIES AND PROCEDURES

The Registrant’s audit committee is responsible for overseeing the work of the independent auditors and has adopted a policy requiring its pre-approval of all audit and permissible non-audit services provided by the independent auditors. The Registrant’s Pre-Approval Policy and Procedure for Engagements of the Independent Auditor is filed as Appendix B to the Registrant’s Renewal Annual Information Form dated April 30, 2006, filed as Exhibit 1 hereto.

OFF-BALANCE SHEET ARRANGEMENTS

The Registrant does not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on the Registrant’s financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table presents, as of January 31, 2006, the Registrant’s known contractual obligations, aggregated by type of contractual obligation as set forth below (in millions of U.S. dollars):

	PAYMENTS DUE BY PERIOD

		LESS THAN			MORE THAN
CONTRACTUAL OBLIGATIONS	TOTAL	1 YEAR	1-3 YEARS	3-5 YEARS	5 YEARS
Purchase Obligation	$0.3	$0.2	$0.1	—	—
Operating Lease Obligations	$4.2	$1.5	$2.0	$0.6	$0.1

TOTAL	$4.5	$1.7	$2.1	$0.6	$0.1

IDENTIFICATION OF THE AUDIT COMMITTEE

The Registrant has a separately designated standing audit committee established in accordance with Section 3(a)(58)(A) of the Exchange Act. The members of the audit committee as of the date of the filing of this 40-F are: Mr. James Balsillie, Mr. J. Ian Giffen (Chair) and Mr. Olivier Sermet.

DISCLOSURE PURSUANT TO THE REQUIREMENTS OF NASDAQ

The registrant was granted an exemption from the Nasdaq Marketplace Rules requiring each issuer to provide for a quorum at any meeting of the holders of common stock of no less than 331/3% of the outstanding shares of the issuer’s common voting stock. This exemption was granted because Nasdaq’s requirements regarding the quorum required for meetings of the holders of common stock are contrary to generally accepted business practices in Canada. In particular, Section 101 of the Business Corporations Act (Ontario) provides that a company’s by-laws may set the quorum requirements for a meeting of shareholders. The relevant provisions of the Registrant’s by-laws state that “two shareholders, in person or by proxy, holding shares of the Corporation entitled to vote at a meeting of shareholders, shall constitute a quorum at such meeting unless there is only one holder of any class or series of shares, in which case the shareholder present in person or by proxy constitutes a quorum. A quorum is required only at the opening of the meeting.”

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
Name: Brandon Nussey
Title: Chief Financial Officer

Date: May 1, 2006

EXHIBIT INDEX

Exhibit Number	Description
______	_________

1.	Annual Information Form for the fiscal year ended January 31, 2006

2.	Annual Report for 2006

3.	Consent of Deloitte & Touche LLP

4.	Certification of the Chief Executive Officer pursuant to Rule 13a-14 or 15d-14 of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

5.	Certification of the Chief Financial Officer pursuant to Rule 13a-14 or 15d-14 of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

6.	Certifications of the Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002