Form 40-F
DESCARTES SYSTEMS GROUP INC
filed 2007-04-02
CIK 1050140

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 40-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended January 31, 2007 Commission File Number: 333-09768

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

Title of each class: Common Shares, no par value Name of each exchange on which registered: Nasdaq

Rights to purchase Common Shares, no par value: Nasdaq

Securities registered or to be registered pursuant to Section 12(g) of the Act.

N/A

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

46,361,500 as of January 31, 2007

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

Yes  ☒    No  ☐

CERTIFICATIONS

See Exhibits 4, 5 and 6 to this Annual Report on Form 40-F.

CONTROLS AND PROCEDURES

DISCLOSURE CONTROLS AND PROCEDURES.

The Registrant, under the supervision and with the participation of the Registrant’s management, including the Registrant’s Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of the Registrant’s disclosure controls and procedures as of January 31, 2007 (the “Evaluation Date”), pursuant to Rule 13a-15(b) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Based upon that evaluation, the Registrant’s Chief Executive Officer and Chief Financial Officer concluded that, as of the Evaluation Date, the Registrant’s disclosure controls and procedures were effective in ensuring that material information required to be disclosed by the Registrant in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms, including ensuring that such material information is accumulated and communicated to the Registrant’s management, including the Registrant’s Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal control over financial reporting, including safeguarding of assets, for financial presentations in conformity with accounting principles generally accepted in the United States of America. The internal controls contain monitoring mechanisms, and actions are taken to correct deficiencies identified. There are inherent limitations in the effectiveness of any internal control, including the possibility of human error and the circumvention or overriding of controls. Accordingly, even effective internal control can provide only reasonable assurance with respect to financial statement preparation. Further, because of changes in conditions, the effectiveness of internal control may vary over time.

Management has made a comprehensive review, evaluation and assessment of the Company’s internal control over financial reporting, including safeguarding of assets, for financial presentations in conformity with accounting principles generally accepted in the United States of America as of January 31, 2007. This assessment was based on criteria for effective internal control over financial reporting, including safeguarding of assets, described in ‘Internal Control—Integrated Framework’ issued by the Committee of Sponsoring Organizations of the Treadway Commission. Management has excluded Flagship Custom Services, Inc., ViaSafe Inc. and Cube Route Inc. from its assessment of and conclusion on the effectiveness of internal control over financial reporting as of January 31, 2007, because these entities were acquired by the Registrant (or, in the case of Cube Route Inc., substantially all of the assets of such entity were acquired by the Registrant) on June 30, 2006, April 7, 2006 and December 6, 2006, respectively. Based on this assessment, management has concluded that the Company maintained effective internal control over financial reporting, including safeguarding of assets, presented in conformity with accounting principles generally accepted in the United States of America as of January 31, 2007.

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

CODE OF ETHICS

The Registrant has adopted a Code of Business Conduct and Ethics (the “Code of Ethics”) that applies to the Registrant’s principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. A copy of the Code of Ethics is posted on the Registrant’s corporate website at www.descartes.com and is available at www.sedar.com. The Registrant intends to disclose through its website any waivers or amendments to its Code of Ethics that apply to any principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The aggregate fees billed in respect of the fiscal years ending January 31, 2007 and January 31, 2006 for professional services rendered by Deloitte & Touche LLP (“D&T”), the Registrant’s principal accountant, are as follows (all amounts in table are in US dollars – amounts that were billed in Canadian dollars are converted to US dollars at the applicable exchange rate on the last day of the applicable fiscal period):

	Fiscal Year Ended January 31, 2007	Fiscal Year Ended January 31, 2006
Audit Fees	$427,256	$300,300

Audit-Related Fees	$116,279	$20,500

Tax Fees	$59,118	$215,100

All Other Fees	$0	$0

AUDIT FEES— Audit fees consist of fees for professional services rendered for the audit of the Registrant’s annual consolidated financial statements and services provided in connection with statutory audits and regulatory filings or engagements including fees for statutory audit of the Company’s foreign subsidiaries.

AUDIT RELATED FEES— Audit-related fees consist of fees for assurance and related services that are reasonably related to the performance of the audit or review of the Registrant’s consolidated financial statements and are not reported as “Audit Fees”. These services included research of accounting and audit-related issues.

TAX FEES— Tax fees consist of fees for professional services rendered for tax compliance, tax advice and tax planning. These services included the preparation of tax returns and assistance and advisory services regarding income, capital and indirect tax compliance matters.

PRE-APPROVAL POLICIES AND PROCEDURES

The Registrant’s audit committee is responsible for overseeing the work of the independent auditors and has adopted a policy requiring its pre-approval of all audit and permissible non-audit services provided by the independent auditors. The Registrant’s Pre-Approval Policy and Procedure for Engagements of the Independent Auditor is filed as Appendix B to the Registrant’s Renewal Annual Information Form dated March 29, 2007, filed as Exhibit 1 hereto.

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

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table presents, as of January 31, 2007, the Registrant’s known contractual obligations, aggregated by type of contractual obligation as set forth below (in millions of U.S. dollars):

	PAYMENTS DUE BY PERIOD
CONTRACTUAL OBLIGATIONS	TOTAL	LESS THAN 1 YEAR	1-3 YEARS	3-5 YEARS	MORE THAN 5 YEARS
Purchase Obligation	$0.2	$0.2	$—	$—	$—
Operating Lease Obligations	$5.2	$2.2	$2.2	$0.5	$0.2

TOTAL	$5.4	$2.4	$2.2	$0.5	$0.2

IDENTIFICATION OF THE AUDIT COMMITTEE

The Registrant has a separately designated standing audit committee established in accordance with Section 3(a)(58)(A) of the Exchange Act. The members of the audit committee as of the date of the filing of this 40-F are: Mr. J. Ian Giffen (Chair), Mr. David Beatson and Mr. Olivier Sermet.

DISCLOSURE PURSUANT TO THE REQUIREMENTS OF NASDAQ

The registrant was granted an exemption from the Nasdaq Marketplace Rules requiring each issuer to provide for a quorum at any meeting of the holders of common stock of no less than 331/3% of the outstanding shares of the issuer’s common voting stock. This exemption was granted because Nasdaq’s requirements regarding the quorum required for meetings of the holders of common stock are contrary to generally accepted business practices in Canada. In particular, Section 139(1) of the Canada Business Corporations Act provides that a company’s by-laws may set the quorum requirements for a meeting of shareholders. The relevant provisions of the Registrant’s by-laws state that “two shareholders, in person or by proxy, holding shares of the Corporation entitled to vote at a meeting of shareholders, shall constitute a quorum at such meeting unless there is only one holder of any class or series of shares, in which case the shareholder present in person or by proxy constitutes a quorum. A quorum is required only at the opening of the meeting.”

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

THE DESCARTES SYSTEMS GROUP INC.

By:	/s/ John Scott Pagan
Name:	John Scott Pagan
Title:	General Counsel

Date:	March 30, 2007

EXHIBIT INDEX

Exhibit Number	Description
1.	Renewal Annual Information Form for the fiscal year ended January 31, 2007

2.	Annual Report for 2007.

3.	Consent of Deloitte & Touche LLP

4.	Certification of the Chief Executive Officer pursuant to Rule 13a-14 or 15d-14 of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

5.	Certification of the Chief Financial Officer pursuant to Rule 13a-14 or 15d-14 of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

6.	Certifications of the Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002