Form 40-F
period 2009-01-31
DESCARTES SYSTEMS GROUP INC
filed 2009-05-01
CIK 1050140

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 40-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended January  31, 2009

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

Descartes Systems (USA) LLC

Powers Ferry Business Park

2030 Powers Ferry Road SE

Suite 350

Atlanta, GA 30339-5066

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

None

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

53,013,227 as of January 31, 2009

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes   ☒    No   ☐

           Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted on its pursuant to Rule 405 of Regulation S-T (Sec. 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files).

Yes   ☐    No ☐

CERTIFICATIONS

See Exhibits 99.4, 99.5 and 99.6 to this Annual Report on Form 40-F.

CONTROLS AND PROCEDURES

DISCLOSURE CONTROLS AND PROCEDURES.

The Registrant, under the supervision and with the participation of the Registrant’s management, including the Registrant’s Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of the Registrant’s disclosure controls and procedures as of January 31, 2009 (the “Evaluation Date”), pursuant to Rule 13a-15(b) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Based upon that evaluation, the Registrant’s Chief Executive Officer and Chief Financial Officer concluded that, as of the Evaluation Date, the Registrant’s disclosure controls and procedures were effective in ensuring that material information required to be disclosed by the Registrant in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms, including ensuring that such material information is accumulated and communicated to the Registrant’s management, including the Registrant’s Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

INTERNAL CONTROL OVER FINANCIAL REPORTING

Management’s Report on Internal Control Over Financial Reporting

Management’s Report on Internal Control Over Financial Reporting is contained in the Registrant’s 2009 Annual Report filed herewith as Exhibit 99.2 and incorporated herein by reference.

Report of Independent Registered Chartered Accountants

The report of Deloitte & Touche LLP with respect to the Registrant’s internal control over financial reporting is contained in the Registrant’s 2009 Annual Report filed herewith as Exhibit 99.2 and incorporated herein by reference.

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

INDEPENDENT REGISTERED CHARTERED ACCOUNTANT FEES AND SERVICES

The aggregate fees billed in respect of the fiscal years ending January 31, 2009 and January 31, 2008 for professional services rendered by Deloitte & Touche LLP (“D&T”), the Registrant’s independent registered chartered accountant and Licensed Public Accountants, are as follows (all amounts in table are in US dollars – amounts that were billed in Canadian dollars are converted to US dollars at the applicable exchange rate on the last day of the applicable fiscal period):

	Fiscal Year Ended January 31, 2009	Fiscal Year Ended January 31, 2008
Audit Fees	$299,984	$551,071

Audit-Related Fees	$105,954	$212,369

Tax Fees	$0	$7,103

All Other Fees	$0	$0

AUDIT FEES— Audit fees consist of fees for professional services rendered for the audit of the Registrant’s annual consolidated financial statements and services provided in connection with statutory audits and regulatory filings or engagements including fees for statutory audit of the Company’s foreign subsidiaries.

AUDIT RELATED FEES— Audit-related fees consist of fees for assurance and related services that are reasonably related to the performance of the audit or review of the Registrant’s consolidated financial statements and are not reported as “Audit Fees”. These services included accounting research concerning financial and reporting standards.

TAX FEES— Tax fees consist of fees for professional services rendered for tax compliance, tax advice and tax planning. These services included the preparation of tax returns and assistance and advisory services regarding income, capital and indirect tax compliance matters.

PRE-APPROVAL POLICIES AND PROCEDURES

The Registrant’s audit committee is responsible for overseeing the work of the independent auditors and has adopted a policy requiring its pre-approval of all audit and permissible non-audit services provided by the independent auditors. The Registrant’s Pre-Approval Policy and Procedure for Engagements of the Independent Auditor is filed as Appendix B to the Registrant’s Renewal Annual Information Form dated April 25, 2009, filed as Exhibit 99.1 hereto and incorporated by reference herein.

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

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table presents, as of January 31, 2009, the Registrant’s known contractual obligations in respect of operating lease obligations (in millions of U.S. dollars):

Years Ended January 31,
2010	1.7
2011	1.3
2012	1.0
2013	1.0
2014	1.0
Thereafter	2.8
8.8

Operating Lease Obligations

The Registrant is committed under non-cancelable operating leases for business premises and computer equipment with terms expiring at various dates through 2020. The future minimum amounts payable under these lease agreements are described in the chart above.

Other Obligations

The Registrant has a commitment for income taxes incurred to various taxing authorities related to unrecognized tax benefits in the amount of $4.8 million. At this time, the Registrant is unable to make reasonably reliable estimates of the period of settlement with the respective taxing authority due to the possibility of the respective statutes of limitations expiring without examination by the applicable taxing authority.

IDENTIFICATION OF THE AUDIT COMMITTEE

The Registrant has a separately designated standing audit committee established in accordance with Section 3(a)(58)(A) of the Exchange Act. The members of the audit committee as of the date of the filing of this 40-F are: Mr. J. Ian Giffen (Chair), Mr. David I. Beatson and Mr. Michael Cardiff.

DISCLOSURE PURSUANT TO THE REQUIREMENTS OF NASDAQ

The registrant was granted an exemption from the Nasdaq Marketplace Rules requiring each issuer to provide for a quorum at any meeting of the holders of common stock of no less than 33 1/3% of the outstanding shares of the issuer’s common voting stock. This exemption was granted because Nasdaq’s requirements regarding the quorum required for meetings of the holders of common stock are contrary to generally accepted business practices in Canada. In particular, Section 139(1) of the Canada Business Corporations Act provides that a company’s by-laws may set the quorum requirements for a meeting of shareholders. The relevant provisions of the Registrant’s by-laws state that “Subject to the Act in respect of a majority shareholder, a quorum for the transaction of business at any meeting of shareholders shall be persons not being less than two in number and holding or representing by proxy not less than 20 percent of the issued and outstanding shares of the Corporation for the time being enjoying voting rights at such meeting. If a quorum is present at the opening of any meeting of shareholders, the shareholders present or represented may proceed with the business of the meeting notwithstanding that a quorum is not present throughout the meeting. If a quorum is not present at the opening of any meeting of shareholders, the shareholders present or represented may adjourn the meeting to a fixed time and place but may not transact any other business.”

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

THE DESCARTES SYSTEMS GROUP INC.

By:	/s/ J. Scott Pagan
Name:	J. Scott Pagan
Title:	Executive Vice President of Corporate Development,
General Counsel and Corporate Secretary

Date:	April 30, 2009

EXHIBIT INDEX

Exhibit Number	Description
99.1	Renewal Annual Information Form for the fiscal year ended January 31, 2009

99.2	2009 Annual Report (incorporated by reference to Exhibit 99.1 to the Registrant’s Form 6-K furnished with the SEC on April 13, 2009)

99.3	Consent of Deloitte & Touche LLP

99.4	Certification of the Chief Executive Officer pursuant to Rule 13a-14 or 15d-14 of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.5	Certification of the Chief Financial Officer pursuant to Rule 13a-14 or 15d-14 of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.6	Certifications of the Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002