Form 40-F
DESCARTES SYSTEMS GROUP INC
filed 2010-04-30
CIK 1050140

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 40-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended January 31, 2010

Commission File Number: 000-29970

________________________

THE DESCARTES SYSTEMS GROUP INC.
(Exact name of Registrant as specified in its charter)

_________________________

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

Securities registered or to be registered pursuant to Section12(g) of the Act.

None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section15(d) of the Act.

N/A
(Title of Class)

For annual reports, indicate by check mark the information filed with this Form:

☒  Annual information form     ☒  Audited annual financial statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

61,410,877 as of January 31, 2010

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”).  If “Yes” is marked, indicate the file number assigned to the Registrant in connection with such Rule.

Yes   ☐     82-_________ No   ☒

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

Yes   ☐    No ☐

CERTIFICATIONS

See Exhibits 99.4, 99.5 and 99.6 to this Annual Report on Form 40-F.

CONTROLS AND PROCEDURES

DISCLOSURE CONTROLS AND PROCEDURES.

The Registrant, under the supervision and with the participation of the Registrant’s management, including the Registrant’s Chief Executive Officer (principal executive officer) and Chief Financial Officer (principal financial officer), evaluated the effectiveness of the Registrant’s disclosure controls and procedures as of January 31, 2010 (the “Evaluation Date”), pursuant to Rule 13a-15(b) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Based upon that evaluation, the Registrant’s Chief Executive Officer and Chief Financial Officer concluded that, as of the Evaluation Date, the Registrant’s disclosure controls and procedures were effective in ensuring that material information required to be disclosed by the Registrant in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms, including ensuring that such material information is accumulated and communicated to the Registrant’s management, including the Registrant’s Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

INTERNAL CONTROL OVER FINANCIAL REPORTING

Management’s Report on Financial Statements and Internal Control Over Financial Reporting

Management’s Report on Financial Statements and Internal Control Over Financial Reporting is contained in the Registrant’s 2010 Annual Report filed herewith as Exhibit 99.2 and incorporated herein by reference.

Report of Independent Registered Chartered Accountants

The report of Deloitte & Touche LLP with respect to the Registrant’s internal control over financial reporting is contained in the Registrant’s 2010 Annual Report filed herewith as Exhibit 99.2 and incorporated herein by reference.

Changes in Internal Control Over Financial Reporting

      During the period covered by this report, there have been no changes in the Registrant’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Registrant’s internal control over financial reporting.

NOTICES PURSUANT TO RULE 104 OF REGULATION BTR

None.

AUDIT COMMITTEE FINANCIAL EXPERT

The Registrant’s Audit Committee of the Board of Directors currently consists of three members. The Registrant’s Board of Directors has determined that J. Ian Giffen is an “audit committee financial expert” (as defined in paragraph 8(b) of General Instruction B to Form 40-F). All members of the Audit Committee are independent within the meaning of the Nasdaq Stock Market’s (“Nasdaq”) director independence standards.

CODE OF ETHICS

The Registrant has adopted a Code of Business Conduct and Ethics (the “Code of Ethics”) that applies to the Registrant’s principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. A copy of the Code of Ethics is posted on the Registrant’s corporate website at www.descartes.com and is also available at www.sedar.com. The Registrant intends to disclose through its website any waivers or amendments to its Code of Ethics that apply to any principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions.

INDEPENDENT REGISTERED CHARTERED ACCOUNTANT FEES AND SERVICES

The aggregate fees billed in respect of the fiscal years ending January 31, 2010 and January 31, 2009 for professional services rendered by Deloitte & Touche LLP (“D&T”), the Registrant’s independent registered chartered accountant and Licensed Public Accountant, are as follows (all amounts in table are in US dollars – amounts that were billed in Canadian dollars are converted to US dollars at the applicable exchange rate on the last day of the applicable fiscal period):

	Fiscal Year Ended January 31, 2010	Fiscal Year Ended January 31, 2009
Audit Fees	$457,616	$299,984

Audit-Related Fees	$201,167	$105,954

Tax Fees	$0	$0

All Other Fees	$0	$0

AUDIT FEES— Audit fees consist of fees for professional services rendered for the audit of the Registrant’s annual consolidated financial statements and services provided in connection with statutory audits and regulatory filings or engagements including fees for statutory audit of the Company’s foreign subsidiaries.

AUDIT RELATED FEES— Audit-related fees consist of fees for assurance and related services that are reasonably related to the performance of the audit or review of the Registrant’s consolidated financial statements and are not reported as “Audit Fees”. These services included accounting research concerning financial accounting and reporting standards.

PRE-APPROVAL POLICIES AND PROCEDURES

The Registrant’s audit committee is responsible for overseeing the work of the independent auditors and has adopted a policy requiring its pre-approval of all audit and permissible non-audit services provided by the independent auditors. The Registrant’s Pre-Approval Policy and Procedure for Engagements of the Independent Auditor is filed as Appendix B to the Registrant’s Renewal Annual Information Form dated April 29, 2010 filed as Exhibit 99.1 hereto and incorporated by reference herein.

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

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table presents, as of January 31, 2010, the Registrant’s known contractual obligations in respect of operating lease obligations (in millions of U.S. dollars):

Less than 1 year	1-3 years	4-5 years	More than 5 years	Total
1.8	2.5	1.9	2.0	8.2

Operating Lease Obligations
The Registrant is committed under non-cancelable operating leases for business premises and computer equipment with terms expiring at various dates through 2020. The future minimum amounts payable under these lease agreements are described in the chart above.

Other Obligations
The Registrant has a commitment for income taxes incurred to various taxing authorities related to unrecognized tax benefits in the amount of $5.2 million. At this time, the Registrant is unable to make reasonably reliable estimates of the period of settlement with the respective taxing authority due to the possibility of the respective statutes of limitations expiring without examination by the applicable taxing authority.

IDENTIFICATION OF THE AUDIT COMMITTEE

The Registrant has a separately designated standing audit committee established in accordance with Section 3(a)(58)(A) of the Exchange Act. The members of the audit committee as of the date of the filing of this 40-F are: Mr. J. Ian Giffen (Chair), Mr. David I. Beatson and Mr. Michael Cardiff.

DISCLOSURE PURSUANT TO THE REQUIREMENTS OF NASDAQ

The registrant was granted an exemption from Nasdaq Stock Market Rules requiring each issuer to provide for a quorum at any meeting of the holders of common stock of no less than 33 1/3% of the outstanding shares of the issuer’s common voting stock. This exemption was granted because Nasdaq’s requirements regarding the quorum required for meetings of the holders of common stock are contrary to generally accepted business practices in Canada. In particular, Section 139(1) of the Canada Business Corporations Act provides that a company’s by-laws may set the quorum requirements for a meeting of shareholders. The relevant provisions of the Registrant’s by-laws state that “Subject to the Act in respect of a majority shareholder, a quorum for the transaction of business at any meeting of shareholders shall be persons not being less than two in number and holding or representing by proxy not less than 20 percent of the issued and outstanding shares of the Corporation for the time being enjoying voting rights at such meeting. If a quorum is present at the opening of any meeting of shareholders, the shareholders present or represented may proceed with the business of the meeting notwithstanding that a quorum is not present throughout the meeting. If a quorum is not present at the opening of any meeting of shareholders, the shareholders present or represented may adjourn the meeting to a fixed time and place but may not transact any other business.”

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

THE DESCARTES SYSTEMS GROUP INC.

By:	/s/ J. Scott Pagan
Name:	J. Scott Pagan
Title:	Executive Vice President of Corporate Development, General Counsel and Corporate Secretary

Date:	April 29, 2010

EXHIBIT INDEX

Exhibit Number	Description
99.1	Renewal Annual Information Form for the fiscal year ended January 31, 2010

99.2	2010 Annual Report (incorporated by reference to Exhibit 99.1 to the Registrant’s Form 6-K furnished with the SEC on March 22, 2010)

99.3	Consent of Deloitte & Touche LLP

99.4	Certification of the Chief Executive Officer pursuant to Rule 13a-14 or 15d-14 of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.5	Certification of the Chief Financial Officer pursuant to Rule 13a-14 or 15d-14 of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.6	Certifications of the Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002