Form 40-F
period 2011-01-31
DESCARTES SYSTEMS GROUP INC
filed 2011-04-29
CIK 1050140

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 40-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended January 31, 2011

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

61,741,702 as of January 31, 2011

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

Yes   ☐    No ☐

CERTIFICATIONS

See Exhibits 99.4, 99.5 and 99.6 to this Annual Report on Form 40-F.

CONTROLS AND PROCEDURES

DISCLOSURE CONTROLS AND PROCEDURES.

The Registrant, under the supervision and with the participation of the Registrant’s management, including the Registrant’s Chief Executive Officer (principal executive officer) and Chief Financial Officer (principal financial officer), evaluated the effectiveness of the Registrant’s disclosure controls and procedures as of January 31, 2011 (the “Evaluation Date”), pursuant to Rule 13a-15(b) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Based upon that evaluation, the Registrant’s Chief Executive Officer and Chief Financial Officer concluded that, as of the Evaluation Date, the Registrant’s disclosure controls and procedures were effective.

INTERNAL CONTROL OVER FINANCIAL REPORTING

Management’s Report on Financial Statements and Internal Control Over Financial Reporting

Management’s Report on Financial Statements and Internal Control Over Financial Reporting is contained in the Registrant’s 2011 Annual Report filed herewith as Exhibit 99.2 and incorporated herein by reference.

Report of Independent Registered Chartered Accountants

The report of Deloitte & Touche LLP with respect to the Registrant’s internal control over financial reporting is contained in the Registrant’s 2011 Annual Report filed herewith as Exhibit 99.2 and incorporated herein by reference.

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

INDEPENDENT REGISTERED CHARTERED ACCOUNTANT FEES AND SERVICES

The aggregate fees billed in respect of the fiscal years ending January 31, 2011 and January 31, 2010 for professional services rendered by Deloitte & Touche LLP (“D&T”), the Registrant’s independent registered chartered accountant and Licensed Public Accountant, are as follows (all amounts in table are in US dollars – amounts that were billed in Canadian dollars are converted to US dollars at the applicable exchange rate on the last day of the applicable fiscal period):

	Fiscal Year Ended January 31, 2011	Fiscal Year Ended January 31, 2010
Audit Fees	$513,490	$457,616

Audit-Related Fees	$59,898	$201,167

Tax Fees	$24,458	$0

All Other Fees	$1,377	$0

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

TAX FEES—Tax fees consist of fees for professional services rendered for tax advice and tax planning.

ALL OTHER FEES—All other fees consist of fees for non-audit-related advisory services.

PRE-APPROVAL POLICIES AND PROCEDURES

The Registrant’s audit committee is responsible for overseeing the work of the independent auditors and has adopted a policy requiring its pre-approval of all audit and permissible non-audit services provided by the independent auditors. The Registrant’s Pre-Approval Policy and Procedure for Engagements of the Independent Auditor is filed as Appendix B to the Registrant’s Renewal Annual Information Form dated April 25, 2011 filed as Exhibit 99.1 hereto and incorporated by reference herein.

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

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table presents, as of January 31, 2011, the Registrant’s known contractual obligations in respect of operating lease obligations (in millions of U.S. dollars):

	Less than 1 year	1-3 years	4-5 years	More than 5 years	Total

Operating lease obligations	3.4	4.8	3.2	1.7	13.1
Capital lease obligations	0.1	0.1	-	-	0.2
Total	3.5	4.9	3.2	1.7	13.3

Lease Obligations
The registrant is committed under non-cancelable operating leases for business premises, computer equipment and vehicles with terms expiring at various dates through 2020. The registrant is also committed under non-cancelable capital leases for computer equipment expiring at various dates through 2015. The future minimum amounts payable under these lease agreements are described in the chart above.

Other Obligations

Income taxes
The registrant has a commitment for income taxes incurred to various taxing authorities related to unrecognized tax benefits in the amount of $4.2 million. At this time, the registrant is unable to make reasonably reliable estimates of the period of settlement with the respective taxing authorities due to the possibility of the respective statutes of limitations expiring without examination by the applicable taxing authorities.

Deferred Share Unit and Restricted Share Unit Plans
The registrant maintains deferred share unit (“DSU”) and restricted share unit (“RSU”) plans for its directors and employees. Any payments made pursuant to these plans are settled in cash. As DSUs are fully vested upon issuance, the DSU liability recorded on the registrant's consolidated balance sheets is calculated as the total number of DSUs outstanding at the consolidated balance sheet date multiplied by the closing price of the registrant's common shares on the Toronto Stock Exchange at the consolidated balance sheet date. For RSUs, the units vest over time and the liability recognized at any given consolidated balance sheet date reflects only those units vested at that date that have not yet been settled in cash. As such, the registrant had an unrecognized aggregate liability for the unvested RSUs of $1.7 million for which no liability was recorded on its consolidated balance sheet at January 31, 2011, in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standard Codification (“ASC”) Topic 718 “Compensation – Stock Compensation” (“ASC Topic 718”). The ultimate liability for any payment of DSUs and RSUs is dependent on the trading price of the registrant's common shares.

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

THE DESCARTES SYSTEMS GROUP INC.

By:	/s/ J. Scott Pagan
Name:	J. Scott Pagan
Title:	Executive Vice President of Corporate Development, General Counsel and Corporate Secretary

Date:	April 29, 2011

EXHIBIT INDEX

Exhibit Number	Description
99.1	Renewal Annual Information Form for the fiscal year ended January 31, 2011

99.2	2011 Annual Report (incorporated by reference to Exhibit 99.1 to the Registrant’s Form 6-K furnished with the SEC on March 16, 2011)

99.3	Consent of Deloitte & Touche LLP

99.4	Certification of the Chief Executive Officer pursuant to Rule 13a-14 or 15d-14 of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.5	Certification of the Chief Financial Officer pursuant to Rule 13a-14 or 15d-14 of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.6	Certifications of the Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Exhibit 99.1

                                       Renewal Annual Information Form
April 25, 2011

The Descartes Systems Group Inc.
Corporate Headquarters
120 Randall Drive
Waterloo, Ontario N2V 1C6
Canada

Phone:(519) 746-8110
(800) 419-8495
Fax: (519) 747-0082

info@descartes.com
www.descartes.com

____________________________________________________________________________________________________________________________________________
Table of Contents
____________________________________________________________________________________________________________________________________________

ITEM 1	GENERAL ...	2

ITEM 2	CORPORATE STRUCTURE ...	3
2.1	The Company ...	3
2.2	Intercorporate Relationships ...	3

ITEM 3	GENERAL DEVELOPMENTS OF THE BUSINESS ............................................................................................................................................................................................	3
3.1	Profile ...	3
3.2	History and General Development ...	5
3.3	Trends ...	7

ITEM 4	NARRATIVE DESCRIPTION OF THE BUSINESS ............................................................................................................................................................................................	9
4.1	Company Overview ...	9
4.2	Principal Products & Services ...	9
4.3	Revenue Sources ...	16
4.4	Customer Base ...	17
4.5	Sales and Marketing ...	17
4.6	Research and Development ...	18
4.7	Competition ...	18
4.8	Intellectual Property and Other Proprietary Rights ...............................................................................................................................................................................................	19
4.9	Contracts ...	20
4.10	Employees ...	21
4.11	Risks Associated with Foreign Sales and Exchange Rate Fluctuations ............................................................................................................................................................	21
4.12	Risks Associated with Cyclical or Seasonal Aspects of Business ....................................................................................................................................................................	21
4.13	Reorganizations ...	22
4.14	Material Contracts ...	22
4.15	Code of Business Conduct and Ethics ...	22

ITEM 5	RISK FACTORS ...	22

ITEM 6	MARKET FOR SECURITIES AND RELATED SECURITYHOLDER MATTERS .........................................................................................................................................	22
6.1	Common Shares ...	22
6.2	Transfer Agent and Registrar ...	23
6.3	Dividend Policy ...	23
6.4	Market for Common Shares ...	23
6.5	Shareholder Rights Plan ...	23

ITEM 7	DIRECTORS AND EXECUTIVE OFFICERS .......................................................................................................................................................................................................	24
7.1	Summary Information ...	24
7.2	Committees of the Board of Directors ...	27
7.3	Certain Relationships and Related Transactions .................................................................................................................................................................................................	28

ITEM 8	EXTERNAL AUDITORS ...	29

ITEM 9	LEGAL PROCEEDINGS ...	29

ITEM 10	ADDITIONAL INFORMATION ...	29

APPENDIX "A" - Charter for the Audit Committee of the Board of Directors ...........................................................................................................................................................................		30

APPENDIX "B" - Pre-Approval Policy and Procedure for Engagements of the Independent Auditor ....................................................................................................................................		37

ITEM 1 GENERAL

Information contained herein is provided as at January 31, 2011 and is in United States (“US”) dollars, unless otherwise indicated.

Our Renewal Annual Information Form (“AIF”) contains references to The Descartes Systems Group Inc. using the words “Descartes,” “Company,” “we,” “us,” “our” and similar words and the reader is referred to using the words “you,” “your” and similar words.

The AIF also refers to our fiscal years. Our fiscal year commences on February 1st of each year and ends on January 31st of the following year. Our fiscal year, which ended on January 31, 2011, is referred to as the “current fiscal year,” “fiscal 2011,” “2011” or using similar words. Our previous fiscal year, which ended on January 31, 2010, is referred to as the “previous fiscal year,” “fiscal 2010,” “2010” or using similar words.  Other fiscal years are referenced by the applicable year during which the fiscal year ends. For example, 2012 refers to the annual period ending January 31, 2012 and the “fourth quarter of 2012” refers to the quarter ending January 31, 2012.

This AIF is prepared as of April 25, 2011. You should read the AIF in conjunction with our audited consolidated financial statements for 2011 and the management’s discussion and analysis thereon (“MD&A”).  We prepare and file our consolidated financial statements and MD&A in US dollars and in accordance with US generally accepted accounting principles (“GAAP”).

We have prepared the AIF with reference to Form 51-102F2, which sets out the AIF disclosure requirements and which was established under National Instrument 51-102 “Continuous Disclosure Obligations” of the Canadian Securities Administrators.

Additional information about us, including copies of our continuous disclosure materials such as our MD&A, is available on our website at www.descartes.com, through the EDGAR website at www.sec.gov or through the SEDAR website at www.sedar.com.

Certain statements made in this AIF, including, but not limited to, statements relating to business trends; the basis for any future growth and for our financial performance; potential loss of recurring revenues; research and development and related expenditures; product and solution developments, enhancements and releases and the timing thereof; our building, development and consolidation of our network infrastructure; competition and changes in the competitive landscape; our management and protection of intellectual property and other proprietary rights; foreign sales and exchange rate fluctuations; cyclical or seasonal aspects of our business; our dividend policy; capital expenditures; our continued use of Blake, Cassels & Graydon LLP as legal counsel; and potential legal proceedings and our liability under current legal proceedings, constitute forward-looking information for the purposes of applicable securities laws (“forward-looking statements”). When used in this document, the words “believe,” “plan,” “expect,” “anticipate,” “intend,” “continue,” “may,” “will,” “should,” or the negative of such terms and similar expressions are intended to identify forward-looking statements. These forward-looking statements are subject to risks, uncertainties and assumptions that may cause future results to differ materially from those expected. Factors that may cause such differences include, but are not limited to, the global economic crisis; cancellation of key customer contracts; disruption in the movement of freight; changes in regulations affecting global trade; making and integrating acquisitions; greater than anticipated tax liabilities or expenses; the cyclical and seasonal nature of our business; downward pricing pressure; increases in fuel prices and transportation costs; our ability to attract and retain key personnel; the sufficiency and availability of capital; foreign currency rates; differences between preliminary and final purchase price allocations; significant non-cash charges; our failure to meet investment community expectations; volatility of our stock price; risks of international operations; failure of our products to achieve market acceptance or to compete; system or network failures or breaches; our failure to protect our intellectual property or our infringement of third party intellectual property; litigation; our history of losses; and the factors discussed under the heading “Certain Factors That May Affect Future Results” appearing in the MD&A, which is included in our Annual Report to the Shareholders for fiscal 2011. If any of such risks actually occur, they could materially adversely affect our business, financial condition or results of operations. In that case, the trading price of our common shares could decline, perhaps materially. Readers are cautioned not to place undue reliance upon any such forward-looking statements, which speak only as of the date made. Forward-looking statements are provided for the purpose of providing information about management’s current expectations and plans relating to the future. Readers are cautioned that such information may not be appropriate for other purposes. Except as required by applicable law, we do not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in our expectations or any change in events, conditions, assumptions or circumstances on which any such statements are based.

ITEM 2 CORPORATE STRUCTURE

2.1 The Company
Descartes was continued under the Canada Business Corporations Act on July 5, 2006. On July 31, 2006, Descartes was amalgamated under the Canada Business Corporations Act pursuant to an amalgamation between Descartes and ViaSafe Inc. (“ViaSafe”). On February 1, 2010, Descartes was amalgamated under the Canada Business Corporations Act pursuant to an amalgamation between Descartes and Scancode Systems Inc. (“Scancode”). On February 1, 2010, Descartes was amalgamated under the Canada Business Corporations Act pursuant to an amalgamation between Descartes and 7322267 Canada Inc. Our head office and registered office is located at 120 Randall Drive, Waterloo, Ontario N2V 1C6 and our general corporate phone number is (519) 746-8110.

2.2 Intercorporate Relationships
We beneficially own, control and/or direct 100% of all voting, share or membership interests in our material subsidiaries. Our material subsidiaries, determined as at January 31, 2011, are as follows:
•	Descartes Systems (USA) LLC, a Delaware subsidiary;
•	Descartes U.S. Holdings, Inc., a Delaware subsidiary;
•	Flagship Customs Services, Inc, a Maryland subsidiary;
•	Dexx BVBA, a Belgian subsidiary; and
•	Zemblaz NV, a Belgian subsidiary.

ITEM 3 GENERAL DEVELOPMENT OF THE BUSINESS

3.1Profile
We are a global provider of federated network and global logistics technology solutions that help our customers make and receive shipments and manage related resources. Using our federated network and technology solutions, companies can reduce costs, improve operational performance, save time, comply with regulatory requirements and enhance the service that they deliver to their own customers. Our network-based solutions, which primarily consist of services and software, connect people to their trading partners and enable business document exchange (bookings, bills of lading, status messages); regulatory compliance and customs filing; route and resource planning, execution and monitoring; inventory and asset visibility; rate and transportation management; and warehouse operations. Our pricing model provides our customers with flexibility in purchasing our solutions either on a perpetual license, subscription or transactional basis. Our primary focus is on serving transportation providers (air, ocean and truck modes), logistics service providers (including third-party logistics providers, freight forwarders and customs brokers) and distribution-intensive companies where delivery is either a key or a defining part of their own product or service offering, or where there is an opportunity to reduce costs and improve service levels by optimizing the use of their assets.

The Market
Supply chain management has been evolving over the past several years as companies are increasingly seeking automation and real-time control of their supply chain activities. We believe companies are looking for integrated resources in motion management solutions (or “RiMMS”) for managing inventory in transit, conveyance units, people and business documents. RiMMS systems integrate mobile resource management applications (“MRM”) with end-to-end supply chain execution (“SCE”) applications, such as transportation management, routing and scheduling, inventory visibility, and global trade and with compliance systems, such as customs filing and global trade & compliance (“GT&C”).

We believe logistics-intensive organizations are seeking new ways to reduce operating costs and differentiate themselves, and improve margins that are trending downward. Existing global trade and transportation processes are often manual and complex to manage. This is a consequence of the growing number of business partners participating in companies’ global supply chains and a lack of standardized business processes.

Additionally, global sourcing, logistics outsourcing and changes in day-to-day requirements are adding to the overall complexities that companies face in planning and executing in their supply chains. Whether a shipment gets delayed at the border, a customer changes an order or a breakdown occurs on the road, issues such as these can significantly impact the status of fulfillment schedules and associated costs.

These challenges are heightened for suppliers that have end customers frequently demanding narrower order-to-fulfillment time frames, lower prices and greater flexibility in scheduling and rescheduling deliveries. End customers also expect real-time updates on delivery status, adding considerable burden to supply chain management as process efficiency is balanced with affordable service.

In this market, manual, fragmented and distributed logistics solutions are often proving inadequate to address the needs of operators. Connecting manufacturers and suppliers to carriers on an individual, one-off basis may be too costly, complex and risky for organizations dealing with many trading partners. Further, many of these solutions do not provide the flexibility required to efficiently accommodate varied processes for organizations to remain competitive. We believe this presents an opportunity for logistics technology providers to unite the highly fragmented community and help customers improve efficiencies in their operations.

As the market continues to change, we have been evolving to meet our customers’ needs. The rate of adoption of newer RiMMS-like logistics technology is evolving, but a significant number of organizations still have manual business processes. We have been educating our prospects and customers on the value of connecting to trading partners through our federated global logistics network and automating, as well as standardizing, multi-party business processes. We believe that our customers are increasingly looking for a single source, network-based solution provider who can help them manage the end-to-end shipment process – from the booking of the move of a shipment, to the tracking of that shipment as it moves, to the regulatory compliance filings to be made during the move and, finally, the settlement and audit of the invoice relating to that move.

Additionally, regulatory initiatives mandating electronic filing of shipment information with customs authorities require organizations to automate their processes to remain compliant and competitive. Our customs compliance technology helps shippers, transportation providers, freight forwarders and other logistics intermediaries securely and electronically file shipment information with customs authorities and self-audit their own efforts. Our technology also helps carriers and freight forwarders efficiently coordinate with customs brokers and agencies to expedite cross-border shipments. While many compliance initiatives started in the US, compliance is quickly becoming a global issue with international shipments crossing several borders on the way to their final destinations.

Our Solutions – The Global Logistics Network
Our RiMMS are primarily offered to two identified customer groups: transportation providers and logistics service providers (“LSPs”), and manufacturers, retailers, distributors and mobile-service providers (“MRDMs”). Our RiMMS enable our customers to purchase and use either one module at a time or combine several modules as part of their end-to-end, real-time supply chain solution. This gives our customers an opportunity to add supply chain services and capabilities as their business needs grow and change.

The anchor of our solutions is Descartes’ federated Global Logistics Network (“GLN”) which brings together LSPs and MRDMs in a shared services environment using standardized business processes. Our federated platform also unites hardware, software, network providers and communities of partner organizations, through our ‘United by Design’ program, to help manage resources in motion. By providing a platform that unites participants in the logistics industry with its partners, Descartes’ federated GLN enables LSP and MRDM participants, in both the LSP and MRDM customer groups, to work together to automate multi-party business processes and share critical information to accelerate productivity improvements and cost savings.

Our solutions work in conjunction with the GLN to help transportation companies and LSPs better control their shipment management process, comply with regulatory requirements, expedite cross-border shipments and connect and communicate with their trading partners. We believe that LSPs are increasingly looking for technology to help them manage the end-to-end shipment lifecycle – from the booking of the shipment with the transportation provider to the settlement and audit of the invoice relating to the shipment.

Our solutions also help MRDM enterprises reduce logistics costs, efficiently use logistics assets and decrease lead-time variability for their global shipments and regional operations. In addition, these solutions arm the customer service departments of private fleets and contract carriers with information about the location, availability and scheduling of vehicles so they can provide better information to their own clients.

Our value-added applications and solutions support:

•
Global Trade and Compliance (“GT&C”) – which encompasses the preparation and filing of the necessary electronic documentation relating to a shipment, such as cross-border customs documentation, freight waybills or manifests;

•
Supply Chain Execution (“SCE”) – which entails the processes related to managing shipments from their point of origin to their point of destination, as well as the documents related to those shipments (e.g. booking data, orders, contracts and rates, shipment status, proof of delivery, invoices, payments, etc.); and

•
Mobile Resource Management (“MRM”) – which involves tracking, information gathering, measuring, delegating and optimizing the use of mobile assets and personnel that are involved in the movement of goods.

The GLN is a community of over 35,000 trading partners sending over 1 billion messages annually in over 165 countries. Designed specifically for logistics processes and their users, the GLN enables organizations to centrally manage information, deliver messages and transform data so they can efficiently and effectively gain better control of global inbound and outbound shipments and improve profitability.

By uniting the reach of the GLN with the power of our value-added applications, our federated network creates an ecosystem that supports and streamlines the key functional areas facing today’s logistics managers.

3.2 History and General Development
Our origins are in providing logistics-focused software designed to optimally plan and manage routes for direct delivery and retail customers with private fleets. Supply chain management has evolved as companies across industry verticals have increasingly sought real-time control over their supply chain. We have moved to a network-based business model and technology, which we refer to as the federated GLN, to provide our customers with a shared-services environment that assists our customers in gathering and exchanging source data for logistics. We have also designed value-added services that enable shippers, transportation companies and logistics intermediaries to use that information to make better business decisions and deliver better service to their own customers.

Our business has generally developed over the last three fiscal years as follows:

2011 and 2012 through to April 25, 2011
On March 19, 2010, we acquired 96.17% of the shares of Zemblaz NV (NYSE Alternext Brussels: ALPTH) (formerly denominated Porthus NV, “Porthus”), a leading provider of global trade management solutions, at EUR 12.50 per share. On April 16, 2010, we purchased the remaining 3.83% of the Porthus shares at EUR 12.50 per share, and all outstanding warrants at a price of EUR 12.33 per warrant issued pursuant to the 2000 warrant plan and a price of EUR 20.76 per warrant issued pursuant to the 2001 warrant plan. In total, we paid EUR 30.0 million (equivalent to approximately $40.9 million at the time of the transaction) to acquire all outstanding securities of Porthus.

On April 19, 2010, we purchased all of the shares of privately-held 882976 Ontario Inc. doing business as Imanet (“Imanet”), a provider of enterprise and on-demand technology solutions to customs brokers, freight forwarders, exporters and self-clearing importers. Imanet’s solutions focus on enabling members of the international trade community to communicate with Canada Border & Security Agency (“CBSA”). Leading customs brokers, freight forwarders and Canadian importers manage their shipments and interactions with CBSA using Imanet’s solutions. To complete the acquisition, net of working capital received, we paid approximately CDN $5.9 million (equivalent to approximately $5.8 million at the time of the transaction).

On June 16, 2010, we acquired privately-held Belgian-based Routing International NV (“Routing International”), a leading developer and distributor of optimized route planning solutions. Routing International’s flagship solution suite, WinRoute, and dedicated consultants help enterprises of all sizes and across industries to optimize distribution planning to improve the productivity and performance of their operations. To complete the acquisition, net of working capital received, we paid approximately EUR 3.1 million (equivalent to $3.9 million at the time of the transaction).

On December 21, 2010, we announced that the Toronto Stock Exchange (“TSX”) had approved the purchase by us of up to an aggregate of 4,997,322 common shares of Descartes pursuant to a normal course issuer bid. The purchases can occur from time to time until December 22, 2011, through the facilities of the TSX and/or the NASDAQ Stock Market (“NASDAQ”), if and when we consider advisable.  We have made no purchases to-date pursuant to this normal course issuer bid.

Effective February 1, 2011, Luc Burgelman, the co-founder and CEO of Porthus, and Frank Hamerlinck, the co-founder and Chief Operations Officer of Porthus, both joined our executive team. Mr. Luc Burgelman was appointed Descartes’ Executive Vice President, Marketing and Product Strategy and Mr. Frank Hamerlinck was appointed Descartes’ Executive Vice President, Research & Development.

2010
On February 5, 2009, we acquired the logistics business of privately-held Oceanwide Inc. (“Oceanwide”) in an all-cash transaction. The acquisition added more than 700 members to our GLN and extended our customs compliance solutions. Oceanwide's logistics business is focused on a web-based, hosted software-as-a-service (“SaaS”) model that we believe is ideal for customs brokers and freight forwarders who choose to outsource rather than procure or manage traditional enterprise applications behind their own firewalls. Oceanwide provides solutions for customs filing, including new 10+2 compliant advanced manifest solutions; automated customs broker interfaces; trade compliance; and logistics management software. The acquired logistics business employed approximately 45 people at offices in Montreal, Quebec and Miami, Florida. We acquired 100% of Oceanwide's US operations and certain Canadian assets and liabilities related to the logistics business. The purchase price for this acquisition, net of working capital received, was approximately $8.9 million in cash plus transaction costs.

On March 10, 2009, we completed the acquisition of all of the shares of Scancode Systems Inc. (“Scancode”). Scancode provides its customers with a system that offers up-to-date shipment rates that allow the customer to both make efficient shipment decisions and comply with carrier manifesting and labeling requirements. We believe that Scancode’s strength is in helping to manage small parcel shipments with postal services, courier carriers and over 150 less-than-truckload carriers. Scancode also has supporting warehouse and automated data collection functionality. The purchase price for this acquisition, net of working capital received, was approximately $6.3 million in cash plus transaction costs.

On October 20, 2009, we completed a bought-deal public share offering in Canada which raised gross proceeds of CDN $40,002,300 (equivalent to approximately $38.4 million at the time of the transaction) from a sale of 6,838,000 common shares at a price of CDN $5.85 per share. The underwriters also exercised an over-allotment option on October 20, 2009 to purchase an additional 1,025,700 common shares (in aggregate, 15% of the offering) at CDN $5.85 per share comprised of 332,404 common shares from Descartes and 300,000, 130,000, 129,796, 88,500 and 45,000 common shares from Mr. Arthur Mesher (our Chief Executive Officer), Mr. J. Scott Pagan (our Executive Vice President, Corporate Development, General Counsel & Corporate Secretary), Dr. Stephen Watt (Director), Mr. J. Ian Giffen (Director and Chairman of the Board) and Mr. Chris Hewat (Director), respectively. Gross proceeds to us from the exercise of the over-allotment option were CDN $1,944,563 (equivalent to approximately $1.9 million at the time of the transaction). In addition, we received an aggregate of CDN $1,277,648 (equivalent to approximately $1.2 million at the time of the transaction) in proceeds from the aforementioned executive officers and directors of Descartes from their exercise of employee stock options to satisfy their respective obligations under the over-allotment option.

On December 18, 2009, we announced that the TSX had approved the purchase by us of up to an aggregate of 5,458,773 common shares of Descartes pursuant to a renewed normal course issuer bid. The purchases could occur from time to time until December 21, 2010, through the facilities of the TSX and/or NASDAQ, if and when we considered advisable. There were no purchases pursuant to this normal course issuer bid.

2009
In 2009 we reported net income of $20.2 million, which included a $11.7 million net, non-cash, deferred income tax recovery. This recovery was comprised of a $14.5 million reduction in our valuation allowance for deferred tax assets in the fourth quarter of 2009, less $2.8 million that was used to offset 2009 US and Swedish taxable income. This recovery arose because we determined that it was more likely than not that, in future periods, we would use a portion of our tax loss carryforwards to offset taxable income in certain jurisdictions, including Canada, Netherlands and Australia.

On October 1, 2008, we acquired 100% of the outstanding shares of Dexx, a Belgium-based European customs filing and logistics messaging provider. Dexx’s customs offerings help shippers, cargo carriers and freight forwarders manage the movement and submission of customs filings and messages to a number of customs authorities. In addition to customs services, Dexx manages the Brucargo Community System (“BCS”), the cargo community system at Brussels airport. BCS provides a comprehensive range of electronic information exchange between airlines, integrators, general sales agents, forwarding agents, ground handlers, truckers and shippers, as well as customs and other governmental bodies. The purchase price for this acquisition was approximately $1.7 million in cash and an additional $0.2 million in transactional costs.

On December 3, 2008, we announced that the TSX had approved the purchase by us of up to an aggregate of 5,244,556 Descartes common shares pursuant to a normal course issuer bid. The purchases could occur from time to time until December 4, 2009, through the facilities of the TSX and/or NASDAQ, if and when we considered advisable. There were no purchases pursuant to this normal course issuer bid.

3.3Trends
Rapid technological change and frequent new product introductions and enhancements characterize the software and network services industries – particularly for logistics management technology companies. Organizations are increasingly requiring greater levels of functionality and more sophisticated product offerings from their software and services providers. Increased importance is being placed on leveraging cloud-based technology to connect and collaborate with trading partners on a global basis, as well as to reuse and share supply chain data in order to accelerate time to value. Cloud-based technology also enables business networks to more easily unite and integrate services provided by a broad range of partners and technology alliances to extend functionality and further enhance collaboration between business communities.

Accordingly, we expect that our future success will be dependent upon our ability to enhance current products or develop and introduce new products offering enhanced performance and functionality at competitive prices. In particular, we believe customers are looking for end-to-end solutions that combine a multi-modal multi-process network with business document exchange and wireless MRM applications with end-to-end global trade compliance and supply chain execution applications, such as freight bookings, contract and rate management, customs filings and e-manifest process, transportation management, routing and scheduling and inventory visibility. We believe that there continues to be a growing acceptance of subscription pricing and SaaS business models in the markets we serve that provide lower-cost and easier-to-maintain alternatives.

The continued global reliance on global trade creates a need to comply with new and stricter security and customs regulations, which sometimes mandate electronic logistics messaging. Our business may be impacted as regulations affecting domestic and international trade are introduced, modified or repealed. In 2006, US Customs and Border Protection ("CBP") launched its e-manifest initiative requiring vehicles entering the US, including planes, trucks and ocean liners, to file an electronic manifest through its Automated Commercial Environment (“ACE”) providing the CBP with an advance electronic notice of the contents of the vehicle. Such filings are now mandatory at land, air and sea ports of entry into the US.  CBP has implemented enhancements to this e-manifest initiative, called “10+2” enhancements, which require additional data and filings to be provided to CBP which went into effect in January 2010, starting with ocean shipments. We have various customs compliance services specifically designed to help air, ocean and truck carriers comply with this ACE e-manifest initiative and in 2009 launched our 10+2 solution and acquired additional 10+2 solutions and customers as part of our acquisition of Oceanwide’s logistics business. A similar e-manifest advanced notification initiative, called Advanced Commercial Information (“ACI”), has been developed for Canadian land ports by CBSA with a phased implementation beginning in the fourth quarter of calendar 2010. Similar advanced notification e-manifest filing requirements have been introduced in the European Union (“EU”), with import controls systems being phased in at different EU member states beginning in January 2011 and export controls to follow at a later date. Descartes' Global Filer initiative was launched in 2009 and was designed to help logistics operations address their global customs filing requirements for freight around the world. Descartes Global Filer supports compliance with EU safety and security regulations including advance filing requirements to the EU's Import Control System (“ICS”) and Export Control System (“ECS”).  Other countries, including Columbia, India, China, Nigeria, Mexico and Peru, are also introducing advanced electronic manifest filing requirements, and more countries are likely to follow this trend.

Our business may be impacted from time to time by the general cyclical and seasonal nature of particular modes of transportation and the freight market in general, as well as the industries that such markets serve. Factors which may create cyclical fluctuations in such modes of transportation, or the freight market in general, include legal and regulatory requirements; timing of contract renewals between our customers and their own customers; seasonal-based tariffs; vacation periods applicable to particular shipping or receiving nations; weather-related events or natural disasters that impact shipping in particular geographies, such as the recent earthquakes and tsunami in Japan; availability of credit to support shipping operations; economic downturns and fluctuations; and amendments to international trade agreements. As many of our services are sold on a “per shipment” basis, we anticipate that our business will continue to reflect the general cyclical and seasonal nature of shipment volumes with our third quarter being the strongest quarter for shipment volumes (compared to our first quarter being the weakest quarter for shipment volumes).

ITEM 4 NARRATIVE DESCRIPTION OF THE BUSINESS

4.1 Company Overview
We are a global provider of federated network and global logistics technology solutions that help our customers make and receive shipments and manage related resources. Using our federated network and technology solutions, companies can reduce costs, improve operational performance, save time, comply with regulatory requirements and enhance the service that they deliver to their own customers. Our network-based solutions, which primarily consist of services and software, connect people to their trading partners and enable business document exchange (bookings, bills of lading, status messages); regulatory compliance and customs filing; route and resource planning, execution and monitoring; inventory and asset visibility; rate and transportation management; and warehouse operations. Our pricing model provides our customers with flexibility in purchasing our solutions either on a perpetual license, subscription or transactional basis. Our primary focus is on serving transportation providers (air, ocean and truck modes), logistics service providers (including third-party logistics providers, freight forwarders and customs brokers) and distribution-intensive companies where delivery is either a key or a defining part of their own product or service offering, or where there is an opportunity to reduce costs and improve service levels by optimizing the use of their assets.

4.2 Principal Products & Services
In 2011, we enhanced our current solutions and added additional applications through acquisitions to support our Global Logistics Network solutions. We provide three main categories of services: (a) Global Logistics Network Services; (b) consulting, implementation and training services; and (c) customer service and support and maintenance.

a)Global Logistics Network Services

Our Global Logistics Network is a federated multimodal network of transportation providers and their customers that facilitates the gathering and interchange of logistics information and provides value-added services that allow users to leverage that information. The Global Logistics Network helps companies better manage their logistics book-to-bill process, track inventory, meet regulatory requirements, optimize fleet performance, manage deliveries and effectively communicate with their logistics partners. Our Global Logistics Network services can be principally categorized as: (i) Logistics Messaging services; (ii) Global Trade and Compliance services; (iii)  Global Logistics Execution services; and (iv)  Domestic Logistics and Mobile Resource Management Services.

(i)	Logistics Messaging Services
The Global Logistics Network features multimodal messaging services that simplify cargo and freight management by providing electronic services to the cargo industry and to companies who engage in international and domestic transportation activities. Our Logistics Messaging Services provide a secure and reliable transaction exchange for retailers, suppliers and vendors, plus connectivity services that include trading partner on-boarding programs, data standards and protocol conversion, transportation-specific document compliance, audit and error checking, and archiving. We have several services that help our customers automate the transportation workflow with their trading partners:

Descartes LogiMan™
Descartes LogiMan simplifies cargo management by providing comprehensive global visibility and statistical monitoring services of air, road and ocean freight shipments. It links the cargo transportation chain from cargo booking to final delivery confirmation, helping to improve freight management efficiency, reduce costs for participants and improve customer responsiveness.

Descartes CargoAssist™ (formerly Descartes PC Pro™)
Freight forwarders use Descartes CargoAssist, an electronic forwarding module, to improve freight booking, send electronic waybills and ensure that consignments are handled quickly and efficiently at freight terminals around the world. We provide freight forwarders with access to an electronic infrastructure that connects them with their customers and logistics partners.

Descartes e-Pouch™ As part of the Descartes air cargo solution suite, Descartes e-Pouch integrates with solutions for bookings, shipment monitoring, quality performance reporting and customs filing to provide a central repository that enhances electronic document exchange connections between back-office system and trading partners. Descartes e-Pouch provides users with the functionality to facilitate the sharing of information with the appropriate parties, automate routine interactions, help flag problems at an early stage and provide a repository for retrieval of completed deliveries.

Descartes webDocs™
Freight forwarders use Descartes webDocs’on-line web forms to help improve air freight booking processes, send electronic waybills and distribute freight messages with the required information directly to the air carriers. Descartes webDocs gives forwarders access to electronic web forms that enables quick and easy creation of the various documents and electronic messages that are dictated by the industry, such as the International Air Transport Association’s (IATA) e-freight requirements. The solution also provides forwarders with the ability to easily create messaging documents such as master airway bill, house airway bill and labels and send these documents electronically to the air carrier.

Descartes Message Quality Monitor™
Descartes Message Quality Monitor uses the power of the Global Logistics Network to connect to major airlines and monitor the message flow to and from a back-office system. We display error messages and “received” status events, enabling users to take immediate action for any discrepancies.

Descartes Data Integrity Services™
Descartes Data Integrity Services monitors messages and their delivery continuously to identify and report errors. Once an error is identified, we contact trading partners and coordinate the correction and re-submission of inaccurate data. The service also provides periodic summary reports by trading partner, message type and error type.

Descartes Cargo 2000™
Descartes Cargo 2000 allows users to monitor shipments at a master air waybill level from airport to airport, assisting users in complying with IATA Cargo 2000 certification process. Information provided by the system includes quality report compilation, shipment status, exception alerts, route map creation, and departure time reporting. This information enables better decision-making for fulfilling customer expectations and ensures standardized processes for improved service levels.

Descartes Highway Carrier Portal™
Descartes Highway Carrier Portal is a cost-effective and efficient solution designed to help carriers without electronic data interchange (“EDI”) capabilities, shippers, and freight payment agencies (“FPAs”) realize all the benefits of EDI capabilities without the complexity of in-house solutions. The solution is a web-based information service that facilitates the collaboration and automation of load tendering and freight payment between highway carriers and shippers (or FPAs representing them). The carrier portal bridges the gap between EDI-enabled back office systems of shippers and FPAs and less automated carriers.

Descartes GLN eArchiving™
Descartes GLN eArchiving enables customers to store and archive electronic documents in an “electronic safe”. This electronic safe is accessible from the GLN via which relevant documents can be forwarded to customer’s data warehouse for further archival purposes.

(ii)	Global Trade & Compliance Services
Our Global Trade & Compliance services help companies meet regulatory requirements for international shipments and the necessary customs declarations and security initiatives. We offer different methods to transmit shipment information directly to customs authorities or to the carriers who may be compiling data for security filing, which helps to ensure the smooth delivery of cargo as it moves through ports and airports, and ultimately to the customer.

Descartes Advanced Manifest Service™
For carriers, freight forwarders, non-vessel operating common carriers (“NVOCCs”) and shippers, our Advanced Manifest Service offers a solution to enable firms to comply with US, Canadian, European, Chinese, Mexican, Colombian and Peruvian customs security initiatives. To accommodate customers’ varying technical capabilities, we offer options that range from a user-friendly web form that permits manual entry of cargo manifest information to a tightly integrated system-to-system EDI connection.

Descartes Export Compliance™
For all international trading partners, the requirement to screen parties for acceptability for receipt of product and the proper use of export licenses is essential. Descartes’ Export Compliance suite offers denied party screening, license validation and audit. This service operates to support the US (AES) and EU requirements for export (ECS).

Descartes Border Compliance™
Descartes Border Compliance provides customs compliance services to assist transportation providers and LSPs with imports and/or exports to Canada, the US, India and the Netherlands. Through our Viatrade Service, the Global Logistics Network now offers an enhanced range of services to help carriers and LSPs negotiate increasingly complex document exchange requirements brought about by new international security initiatives and tightened borders. In addition, Descartes Border Compliance services enable customs brokers to receive electronic manifests and invoices from carriers so the manifest can be mapped to the Canadian and US customs release systems.

Descartes Importer Security Filing™
Descartes Importer Security Filing helps carriers, importers and their customs brokers easily and electronically manage shipment information and comply with US customs requirements to electronically submit shipment information for inbound ocean cargo.

Descartes Ocean Tariff Compliance™
Descartes Ocean Tariff Compliance helps ocean carriers comply with Federal Maritime Commission requirements, and also helps manage the rate information for cargo that moves according to the terms of a privately-negotiated service contract or NVOCC Service Arrangement rather than the public rates of a tariff.

Descartes Electronic In-Bond™
Specifically for carriers, Descartes Electronic In-Bond helps transmit the necessary advance electronic cargo information to the US CBP regarding inbound shipments prior to their arrival in the US. Using approved EDI protocols for the transmission of advance cargo information, we help carriers complete the requirements for filing, and receive in-bond movement authorization within minutes instead of hours or even days.

Descartes EDItrade Customs Link™
EDItrade Customs Link allows custom brokers and self-filing importers to collect data and prepare it for US customs automated broker interface entries, including remote location filing and post-entry compliance and supportive modules, to make the process easier and more transparent.

Descartes EDItrade Compliance
EDItrade Compliance enables the importer/exporter community to complete necessary audits, correct data, keep a modification history and report on the data integrity necessary to remain compliant with US customs laws.

Descartes ITMR4™ Canadian Customs Brokerage Suite
Descartes ITMR4 Canadian Customs Brokerage Suite is an on demand, enterprise level software solution that handles functions that a customs broker, freight forwarder or self-filing importer typically uses to manage its operations, including documentation filing, accounting, financial reports, imaging, e-billing and web tools for tracking and tracing, reporting and data entry.

Descartes Global Filer™
Descartes’ Global Filer service is designed as a single platform for the monitoring, audit and corrections of security filings and declarations made on a global basis. Operating from a single data set from our customers, Global Filer routes, validates and transmits security filings to the appropriate government agency and then returns results for review centrally on a web accessible user interface, or back to our customers’ enterprise resource planning systems directly.

Descartes EU Customs Solution™
Descartes EU Customs Solution is an on-demand, multi-party and multi-country software solution that handles functions that a customs broker, freight forwarder, service provider or shipper typically uses to manage its customs related activities, such as import, export, transit, notifications and declarations, and includes management tools for tracking and tracing, reporting, master data management and data entry.

Descartes Customs Warehouse Management™
Customs warehousing is used by many organizations as a means to suspend/defer import duties and/or value-added tax on goods entering the EU. It is an effective and efficient means of enabling importers to choose an optimum time to clear goods and pay duties; or re-export them outside of the European Union. Descartes Customs Warehouse Management solution can play an integral role in simplifying procedures associated with customs warehousing, while taking advantage of the maximum available benefits. This on-demand solution is specifically designed to allow users to manage goods stored under the customs warehouse procedure, by storing information on imported goods and accounts, tracking all movement and activity, and enabling a more accurate and timely electronic declaration processing.

(iii)	Global Logistics Execution Services
Many factors go into bottom-line calculations of rates, including inland charges, fuel adjustments and currency conversions. Our web-enabled solutions and services help transportation providers make better pricing decisions, get faster quotes to their customers to close more business, enhance contract management processes and improve customer satisfaction levels. A centralized rate database lets customers access contractual commitments to make better decisions about shipment fulfillment processes, including booking/tendering acceptance and routing. The services include the following:

Descartes Rate Builder™
Descartes Rate Builder is an on-demand solution that helps carriers and NVOCCs manage global rates, contracts and rate agreements more efficiently and meet regulatory obligations. Descartes Rate Builder enables companies to create, revise, store and distribute rates via the internet. Once they are generated, Descartes Rate Builder stores all rates in a central database with controlled access privileges. Carriers can designate a “contract owner” who can allow multiple users to contribute during the drafting of a new contract or amendment. NVOCCs can effectively manage a global rate network and help enable LSPs to create and manage both buy-side and sell-side rates digitally; enforce a standardized global pricing policy; and implement a global rate request process.

Descartes WebSimon™ and MyWebSimon™
Designed to help ocean carriers use the Internet to securely manage their own rate (pricing) information across a global enterprise, Descartes WebSimon enables companies to retrieve ocean transportation rules, inland charges, locations, service contracts, rates and all related surcharges. Users can look up a rate for a specific ocean movement, and any additional connected rail or road movements. They can also determine the cost associated with the movement and save, forward, or print the results. MyWebSimon, a branded extension of Descartes WebSimon, is intended for use by the carrier’s customers via the carrier’s own web site. It offers functionality similar to WebSimon and enables the carrier to showcase its own logo and screen colors, with our solution serving as the behind-the-scenes technology enabler. WebSimon and MyWebSimon also allow users to create booking requests online.

Descartes Ocean Freight Audit™
We help eliminate the manual audit processes for ocean freight invoices with our Ocean Freight Audit solution. The solution takes bills of lading messages and automatically audits them against the digitized ocean contracts in Descartes Rate Builder.

Descartes Bookings and Reservations™
Descartes’ centralized booking portals provide visibility into rates, contracts, and shipment details from global locations to enable more informed decision-making and contract development. Carriers can distribute product, routing, capacity and rate information to forwarders 24/7 in real-time, while forwarders can access carrier information and make electronic bookings via a simple web browser. Integration of cost tables with contracts also allows for deeper analysis to improve asset utilization and overall margins. Additionally, our host-to-host service enables forwarders to execute bookings from within their own in-house systems. Descartes Bookings and Reservations services include the Descartes Global Freight Exchange and Descartes CargoBooker.

Descartes Local Haulage™
Descartes Local Haulage helps logistics intermediaries automate the load tendering, proof-of-delivery and invoice settlement processes. We help companies connect their carriers for the electronic transfer and receipt of transportation documents. Information is captured and stored to help manage the transportation processes and capture necessary data to automate the audit and approval of freight invoices for payment.

Descartes Multimodal Track & Trace™
Descartes Multimodal Track & Trace allows LSPs to understand the current status of shipments. We help companies contact their carriers and enable the electronic receipt of shipment status details. Status information is available for viewing and reporting via a web browser, and customers can brand their web sites to offer a custom tracking solution for their customers.

Descartes Forwarder Management™ (“ForwarderLogic™”)
ForwarderLogic provides comprehensive back-office functionality and real-time information exchange for LSPs handling all modes (air, ocean, truck, and inland/international import and export shipments), from purchase orders all the way to warehousing and final delivery.

Descartes Visibility & Event Management™
Descartes Visibility & Event Management connects companies to their customers' order management systems to manage purchase orders, acknowledgements and shipping documents. Details are captured within the Descartes Visibility & Event Management database, which provides access to line-item details and updated status information.

Descartes Port Community Services™
Descartes Port Community Services assist in improving cargo clearance and management operations for local port communities and their trading partners by connecting and streamlining information exchange between ocean carriers, inland carriers, forwarders, shippers, terminal operators, and port and customs authorities.

(iv)	Domestic Logistics and Mobile Resource Management Services
Descartes’ Domestic Logistics and Mobile Resource Management services integrate design, planning, execution, performance management and messaging solutions that help our MRDM customers and their LSPs to optimize inbound and outbound delivery performance. The suite helps address business challenges including the following: (1) strategic planning; (2) daily planning; (3) pickup/delivery reservations; (4) transportation management; (5) supply chain visibility; (6) dispatch and mobile solutions; (7) reporting and measuring; (8) on-demand logistics; and (9) sales and merchandiser management.

(1)        Strategic Planning: Descartes Sales & Territory Planner and Descartes Area Planner™
For strategic planning of recurring pickups or deliveries, Descartes Sales & Territory Planner performs complex service scheduling that simultaneously considers daily, weekly and multi-week deliveries, as well as holidays and other non-working days. It also evaluates geographic distribution and sales potential for each customer to help establish optimal territories and routes. Factors considered include minimizing travel time and related costs, and balancing opportunities across members of the sales team. Additional parameters such as stops, distance and sales volume can also be used to help determine routes and route schedules for sales, delivery or both.

For strategic planning of highly variable pickups and deliveries, Descartes Area Planner utilizes historical demand with algorithms to create models of demand density patterns.  Those patterns are used to create territory and route plans.  Descartes Area Planner takes into account service levels and delivery product types and is able to test the territory and route plan’s resilience to change. Area Planner typically is used to generate multiple plans to fit daily, seasonal or business cycle driven demand variability.

(2) Daily Planning: Descartes Route Planner™ Descartes Route Planner RS™and Winroute™
As each new order is placed, our daily planning solutions re-optimize in real-time, allocating resources to help maximize operating efficiencies, deliver priority service to the most profitable accounts and routes; and maintain overall customer service objectives. Our daily planning solutions are designed to integrate with existing order management or transportation planning systems, and can help companies reduce costs as a result of shorter routes, reduced fuel consumption and enhanced fleet utilization. Descartes’ comprehensive offering addresses a broad range of operational environments that can vary across different industries.

(3) Pickup/Delivery Reservations: Descartes Reservations™ and Descartes Dock Appointment Scheduling™
Descartes Reservations facilitates on-line scheduling of deliveries or service — either for self-service or as a decision support tool for customer service agents. It helps companies to effectively tailor service to the demands of key customers while helping to achieve internal profitability goals. Descartes Reservations also confirms that requests can be met and locks in the appointment, making Descartes Reservations an effective capable-to-promise tool.

Descartes Dock Appointment Scheduling is a collaborative solution that enables shippers, carriers and consignees to schedule dock door appointments. It streamlines the dock appointment process by distributing the responsibility for scheduling from the warehouse to carriers and suppliers. By ensuring all supply chain partners are involved in the process and have visibility into requested, scheduled and rescheduled dock appointments, this solution optimizes receiving operations for inbound shipments to a warehouse.

(4) Transportation Management: Descartes Transportation Manager™ and Descartes Yard Management™
Descartes Transportation Manager facilitates efficient planning and execution of shipping and warehouse activities at multiple touch-points in the distribution process. It helps logistics managers, shippers and third parties simultaneously evaluate shipment alternatives to find efficient shipping methods. It is a solution that scales from the loading dock to the enterprise, providing up-to-date rates that allow the customer to both make efficient shipment decisions and comply with carrier manifesting and labeling requirements. The pick, pack and ship capability helps to manage small parcel shipments with postal services, a variety of small-package delivery carriers and over 150 less-than-truckload carriers. It optimizes transportation purchases for both operational effectiveness and cost efficiency, and helps answer tough questions such as: “How can I effectively use all of my carrier contracts?”; “Who is the most suitable carrier in this mode to handle my shipment?”; “What shipments can I combine to lower my costs?”; and, “What combination methods should I use - aggregation, multi-stop routes or pooling?”

A module of Descartes Transportation Manager, Descartes Yard Management, enables shipping and receiving staff, gate guards and yard jockeys to more effectively manage the movement of trailers and identify inventory in the yard.  Designed to work seamlessly with Supply Chain Visibility, Dock Appointments, and Transportation manager, Yard Management provides command and control of local or yards of all sizes.

(5) Supply Chain Visibility: Descartes Visibility & Event Management™
Descartes Supply Chain Visibility solutions help improve logistics efficiency by assisting companies in foreseeing order failures before they happen while capturing vital statistics about how their supply chain performs. Companies can achieve line-item level visibility across multiple modes of transportation by connecting to trading partners; systematically sharing data in the form of electronic messages such as purchase orders acknowledgements, advanced shipment notices and carrier status/proof of delivery; and monitoring the order process using alerts to flag potential order failures and enable proactive resolution.  The accumulated data may be used for analysis and restricting of supply chain flows, ordering processes, and supplier agreements.  Supply Chain Visibility cuts inventory and reduces PO to warehouse receipt cycle time.

(6) Dispatch Mobile Solutions: Descartes MobileLink, Descartes Dispatch™, Descartes Dispatch RS™, Descartes Automated Vehicle Locator™ (“AVL”)
Descartes MobileLink provides integrated two-way wireless communication and supports active and passive monitoring capabilities for enhanced logistics execution. By combining route planning and a free flow of information between dispatchers and the field, Descartes MobileLink extends the traditional route planning process and provides real-time visibility into the execution of the plan. Descartes Dispatch facilitates the assignment and execution of pre-planned and same-day pick-ups and deliveries. Descartes AVL helps improve customer responsiveness through real-time status updates, forward predictability and enhanced exception alerting, which can reduce the need to track every aspect of a schedule and instead emphasize the implications of service interruptions and exceptions.  The combination of Dispatch, AVL, and MobileLink form the core of plan versus actual performance evaluation and continuous logistics improvement.

(7) Reporting and Measuring: Descartes Reporting Services™
Descartes Reporting Services helps companies create and distribute reports within an organization or to suppliers, vendors, sub-contractors or carriers. It provides a simple, secure way to create customized delivery statistics and metrics. It can help simplify the creation and management of supply chain scorecards and, as a byproduct, can help identify best practices.

(8) On-Demand Logistics
Descartes On-Demand Logistics application provides transportation and distribution organizations with a hosted software-as-a-service routing, planning and asset tracking to lower their operating costs, improve customer service and reduce operational complexity. Offered on a pay-as-you-go subscription basis, the on-demand logistics solution provides routing, planning and tracking capabilities for a lower total cost of ownership. The solution also enables organizations to cost-effectively manage and achieve visibility into the entire delivery process including sequencing and planning routes for optimal efficiency, track drivers in real-time, and analyze and apply historical data to boost operational performance.

(9) Sales and Merchandiser Management
Descartes’ Sales and Merchandiser Management enables resource planning, route building and optimization, and tracking across delivery operations and mobile workforces, including sales representatives, territory managers and merchandisers. Descartes Sales and Merchandiser Management facilitates weekly activity planning, delivery status visibility for merchandisers and sales representatives, actual distance driven,  in-store time calculation and work data collection, and consolidated performance reporting. Performance data can be uploaded to corporate payroll and expense reporting systems to ensure appropriate payments are being made for resource performance.  Sales and Merchandiser Management improves sales and merchandising productivity, cuts costs, and improves customer service.

(b)Consulting, Implementation and Training Services

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

(c)Customer Service and Support and Maintenance

We provide worldwide support to our customers through our central support center. Customer support is available 24-hours-a-day, 7-days-per-week via telephone, fax or email.

4.3 Revenue Sources
We generate our revenues from sales of each of the services and products identified in the previous section, which are sometimes sold on a stand-alone basis and sometimes sold in bundles of services and products. As such, we do not measure our revenues by the particular services or products referenced above. Instead, we measure our revenue performance based on whether the customer is buying a license to our technology, or is buying technology services or other services from us. Based on this, our revenues are measured in the following two categories: (a) services revenues, composed of (i) ongoing transactional fees for use of our services and products by our customers; (ii) professional services revenues from consulting, implementation and training services related to our services and products; and (iii) maintenance, subscription and other related revenues, which include revenues associated with maintenance and support of our services and products; and (b) license revenues derived from licenses granted to our customers to use our software products.

The following table sets forth our revenue sources for the fiscal years ended January 31, 2011 and 2010:

Revenues	Fiscal year ended January 31
	2011		2010
	Amount (US dollars in millions)	Percentage of Total Revenues	Amount (US dollars in millions)	Percentage of Total Revenues
Services	$93.7	94%	$69.6	94%
License	5.5	6%	4.2	6%
Total revenues	$99.2	100%	$73.8	100%

4.4 Customer Base
Our customers are globally diverse, located in the Americas, Europe, Middle East and Africa (“EMEA”) and Asia Pacific regions. Customers range from small- and medium-sized enterprises to established “blue-chip” leaders across a variety of industry verticals. We have a large customer base of transportation carriers, third-party logistics providers, freight forwarders, non-vessel operating common carriers and customs brokers. Other customers include government customs and census agencies, manufacturers, retailers, consumer products suppliers, distributors, and companies in industries such as healthcare, pharmaceuticals and oil and gas.

For the fiscal year ended January 31, 2011, 45% of our revenues were derived from the United States, 19% were derived from EMEA excluding Belgium, 18% were derived from Belgium, 13% were derived from Canada, 4% were derived from the Asia Pacific region and the remaining 1% of revenues were derived from the Americas, excluding the United States and Canada.

4.5	Sales and Marketing
(a)Sales Force
Our sales force is expected to sell across our solutions, targeting specific industry verticals and geographies. At present, we sell most of our products and services through a direct sales team that is focused primarily on the North American and EMEA markets, with particular expertise and business contacts in the targeted verticals. Channel partners, such as distributors and value-added resellers, play a central role in our strategy to address global customers, particularly in the Asia Pacific region and in Latin America with our Delivery Management solutions. As at January 31, 2011, we employed a total of 53 individuals in sales and marketing and had relationships with approximately 20 distributors and resellers.

We are headquartered in Waterloo, Ontario, Canada, with additional representative offices in Toronto, Ontario, Ottawa, Ontario and Montreal, Quebec. Our primary representative offices in the United States are in Atlanta, Georgia; Miami, Florida; and Pittsburgh, Pennsylvania. In Europe, our primary representative offices are in Stockholm, Sweden and Lier, Belgium. In Asia Pacific, our primary representative office is in Shanghai, China.

(b)Strategic Marketing Alliances
Through our United by Design alliance program, we also form strategic alliances with various companies in different geographic markets, in different industries and for different products with the goal of expanding our market base. Typically, an alliance participant will market our products in certain geographic and vertical markets and refer customers to us, in exchange for a fee in respect of new customers generated by the alliance participant. Additionally, we have established several working relationships with telecommunication companies, management consulting firms, and complementary hardware and software firms.

4.6	Research and Development
We believe that our future success depends in large part on our ability to maintain and enhance our current product lines. Accordingly, we invest in product development to ensure that sufficient resources are focused on developing new products or enhancing our existing products. We believe that such expenditures are critical to our success. In the year ended January 31, 2011, we incurred research and development expenses of approximately $17.0 million, or approximately 17% of our annual consolidated revenues for 2011.

We have made substantial investments in research and development over the last several years. We believe that our growth and future financial performance will depend in part on our ability to enhance existing applications, develop and introduce new applications that keep pace with technological advances, meet changing customer requirements, respond to competitive products and achieve market acceptance.

Our research and development program requires a high degree of detail in business analysis, network operations and design, technical design, and quality assurance. Particular expertise in solving operations research or logistics problems is a benefit to us, as is practical experience in dealing with the day-to-day challenges that our customers face in dealing with logistics providers and deliveries in general. We believe that we are well positioned to address our needs internally; however, we continue to evaluate potential new employees to help us expand or expedite our development processes as needed.

To build applications, we have implemented an application development process based on size and complexity. For our Global Logistics Network, and our smaller, less complex applications, we have adopted an approach centered on frequent, smaller application updates. With the application in our own, known environment and technology infrastructure, we are able to minimize development time otherwise needed to accommodate the myriad of platforms that an application may be used over. Using this approach, most of our Global Logistics Network applications, messaging frameworks, and regulatory compliance filing services were updated in 2011.

For our larger more complex applications, we have adopted a six- to twelve-month release cycle. The cycle requires one to two months for solution analysis and design, three to seven months for building, one to two months for review and quality assurance testing, and one month for packaging the application and training our pre-sales and post-sales representatives. Using this six- to twelve-month release schedule, most of our larger and more complex generally available products and solutions were enhanced in 2011.

We currently plan to provide one or more releases for our generally available products in 2012 in alignment with the release schedules outlined above. Enhancements not yet generally commercially available are in internal preproduction releases and systems. Once our internal testing is complete and, where applicable, additional testing is done with select customers, we will release the enhancements for general commercial use. We estimate that the costs for these additional activities will not be significant in comparison to our historical expenditures on research and development activities.

We continue to build and develop our network infrastructure to enhance our delivery of services to our customers. We are actively executing our internal ‘One Networked Enterprise’ initiative whereby we are consolidating legacy network infrastructure acquired as part of previous acquisition activities. We anticipate continuing this initiative through 2012, including the advancement of additional integration activities resulting from adding our 2009, 2010 and 2011 acquisitions to the ‘One Networked Enterprise’ initiative.

4.7 Competition
Although we have experienced limited competition to-date from companies with broad application suites with comparable capabilities, the market for our applications is nevertheless highly competitive and subject to rapid technological change. As such, we expect competition to increase in the future. On an application-by-application basis, especially in markets where similar technology has been available for some time, such as routing software and value-added networks, we do experience competition from established vendors. However, we have found that our particular expertise in solving complex logistics problems on a network basis has enabled us to remain competitive. On a geographic basis, we experience competition from both multinational companies and local competitors. We face some disadvantage in entering new markets where competitors may have existing solutions with user interfaces that are advanced in local language presentation. To maintain and improve our competitive position on a global basis, we continue to develop and introduce new applications with the functionality to be easily adapted to local user interface needs (either by Descartes or its distributors in a particular region).

We compete or may compete, directly or indirectly, with the following: (i) application software vendors positioned as supply chain execution and other vendors, such as the former i2 Technologies business that is part of JDA Software Group Inc. (“JDA”); (ii) internal development efforts by corporate information technology departments; (iii) middleware vendors that provide integration software, such as Software AG (formerly Webmethods, Inc.); (iv) application software vendors, including enterprise resource planning software vendors who may expand their current offerings into supply chain network service offerings, some of whom may from time to time jointly market our products as a complement to their own systems, such as SAP AG, Oracle Corporation and Infor Global Solutions, Inc.; (v) other business application software vendors, including supply chain planning software vendors that may broaden their product offerings by internally developing, or by acquiring or partnering with, independent developers of supply chain network solutions, particularly on the execution (rather than planning) side, such as JDA, Manhattan Associates, Inc., RedPrairie Corporation, Roadnet Technologies Inc. and Ortec; (vi) other value-added network messaging networks, such as Global eXchange Services, Inc., Kleinschmidt Incorporated and Traxon AG; (vii) cargo booking portals, such as Cargo Portal Services operated by Unisys Corporation, INTTRA and GT Nexus; and (viii) other customs compliance solution providers, such as KSD Software AS. We also expect to face additional competition as other established and emerging companies enter the market for supply chain network solutions and new products and technologies are introduced.  In addition, current and potential competitors may make strategic acquisitions or establish co-operative relationships among themselves or with third parties, thereby increasing the ability of their products to address the needs of our prospective customers.

We believe the principal competitive factors affecting the market for our solutions include vendor and product reputation; expertise and experience in implementing products in the customer's industry sector; product architecture, functionality and features; cost of ownership; ease and speed of implementation; customer support; product quality, price and performance; and product attributes such as flexibility, scalability, compatibility, functionality and ease of use. In order to be successful in the future, we believe we must continue to respond promptly and effectively to technological change and competitors' innovations.

4.8 Intellectual Property and Other Proprietary Rights
We believe our success depends significantly on our proprietary technology. With our acquisitions of Porthus, Imanet and Routing International, we have enhanced our intellectual property portfolio. We continue to rely primarily on a combination of patent, copyright, trademark and trade secret laws, license agreements, non-disclosure agreements and other contractual provisions to establish, maintain and protect our proprietary rights in our products and technology. Some registered forms of protection, such as patents, copyright and trademark registrations, have a limited period of protection determined by the applicable law governing the registration. Other contractual forms of protection, such as license and non-disclosure agreements, have a limited contractual period of protection. The source codes and routing algorithms for our applications and technology are protected both as trade secrets and as unregistered copyrighted works with indefinite periods of protection. We currently have one US patent for technology used in our dynamic vehicle routing application and have another US patent, based on a patent that has been issued to us in the Netherlands, for certain technological processes contained in our network architecture, each with a limited period of protection determined by the applicable laws governing the patents. We have registered or applied for registration of certain trademarks and service marks with limited periods of protection, and will continue to evaluate the registration of additional trademarks and service marks as appropriate.

We also utilize certain other software technologies, such as geographic data, shipping rate data, translation applications and business intelligence applications that we license from third parties, generally on a non-exclusive basis, including software that is integrated with internally developed software and used in our products to perform key functions. These third party licenses generally require the payment of royalties based on sales of the product in which the technology is used.

Our network customers may use electronic logistics information generated by the customer, or by third parties on behalf of the customer, in connection with the customer’s use of our network services. Our customers are responsible for procuring and paying for the generation of such electronic logistics information and the right to use such electronic logistics information in connection with our network services.

4.9Contracts
(a) Customer Contracts
We license our software products to our customers primarily by way of written license agreements.  The license agreements specify the applicable terms and restrictions on use of the software, the terms and conditions of any enrolment by the customer in our software maintenance program, and the applicable fees to be paid by the customer.

We provide our Global Logistics Network services to our customers primarily by way of written subscription agreement. The subscription agreement sets out the applicable terms and restrictions on use of the service, the length of time the customer can use the service, and the applicable fees to be paid by the customer. Typically, these subscription agreements renew at a customer’s option and, in some cases, are subject to earlier termination by the customer on appropriate notice.

We depend on our installed customer base for a significant portion of our revenues. We have contracts with our license customers for ongoing support and maintenance, as well as service contracts that provide recurring services revenues to us. An example would be our contract to operate the US Census Bureau’s Automated Export System (“AESDirect”). In addition, our installed customer base has historically generated additional new license and services revenues for us. Service contracts, including the AESDirect contract, are generally renewable at a customer’s option, and there are generally no mandatory payment obligations or obligations to license additional software or subscribe for additional services. In 2010, for example, we lost certain customers who generated significant recurring revenues due to customers cancelling contracts for legacy ocean products. We experienced similar revenue losses from customers using legacy services in fiscal 2011, and we have established our business plans assuming we will lose $3.0 million of such recurring revenues in fiscal 2012. There can be no assurance that we will be able to replace such lost revenues with new revenues from new customer relationships or from existing customers, including any termination or renegotiation of the AESDirect contract.

If our customers fail to renew their service contracts, fail to purchase additional services or products, or consolidate contracts with acquired companies, then our revenues could decrease and our operating results could be adversely affected. Factors influencing such contract terminations could include changes in the financial circumstances of our customers, dissatisfaction with our products or services, our retirement or lack of support for our legacy products and services, our customers selecting or building alternate technologies to replace ours, and changes in our customers’ businesses or in regulation impacting our customers’ businesses that may no longer necessitate the use of our products or services, general economic or market conditions, or other reasons. Further, our customers could delay or terminate implementations or use of our services and products or be reluctant to migrate to new products. Such customers will not generate the revenues anticipated within the timelines anticipated, if at all, and may be less likely to invest in additional services or products from us in the future. We may not be able to adjust our expense levels quickly enough to account for any such revenues losses. Our business may also be unfavorably affected by market trends impacting our customer base, such as consolidation activity in our customer base.

(b)Outsourcing Contracts
We deliver some of our Global Logistics Network services over our proprietary networks, which are hosted by commercial hosting and co-location providers such as, Q Networks Inc., Level 3 Communications NV and Office-IT-Partners AB. These hosting and co-location contracts, on which we are substantially dependent as they relate to the delivery of our network services, typically contemplate services to be provided for a term at a defined service level, with applicable rights of termination and renewal. We typically pay monthly fees under these contracts, some of which are based on the volume of network activity flowing through the hosting provider. If any of these contracts were terminated without our consent, we could incur substantial costs in migrating to an alternate hosting provider. In such an event, the costs and related management effort could materially adversely affect our operating results and the service that we provide to our customers.

4.10 Employees
As at January 31, 2011, the Company employed 542 full-time staff. Of the 542 employees, 152 of the individuals were engaged in customer service roles (which includes customer support, activations and implementation services), 159 were in research and development roles, 53 were engaged in sales and marketing roles, 121 in network and product support roles and 57 were in general administration roles. Geographically, 364 employees were located in North America, 171 were located in Europe, and 7 were located in the Asia Pacific region.

4.11 Risks Associated with Foreign Sales and Exchange Rate Fluctuations
In 2011, sales outside of the Americas accounted for approximately 41% of our total revenues. Our international revenues are subject to risks associated with foreign sales, including longer collection times from foreign customers, difficulty in repatriating cash from foreign jurisdictions, unexpected changes in legal and regulatory requirements, export restrictions, changes in tariffs, exchange rates and other trade barriers, political and economic instability, difficulties in accounts receivable collection, difficulties in management of distributors or representatives, difficulties in staffing and managing foreign operations, difficulties in protecting our intellectual property, seasonality of sales, language issues and potentially adverse tax consequences. There can be no assurance that any of these factors will not have a material adverse effect on our business, results of operations and financial condition.

To date, our international revenues have been denominated primarily in Euros and US dollars. The majority of our international expenses, including the wages of our non-US employees and certain key supply agreements, have been denominated in currencies other than the US dollar. Therefore, changes in the value of the US dollar as compared to these other currencies may materially affect our operating results. We generally have not implemented hedging programs to mitigate our exposure to currency fluctuations affecting international accounts receivable, cash balances and inter-company accounts. We also have not hedged our exposure to currency fluctuations affecting future international revenues and expenses and other commitments. Accordingly, currency exchange rate fluctuations have caused, and may continue to cause, variability in our foreign currency denominated revenue streams, expenses, and our cost to settle foreign currency denominated liabilities. In particular, we incur a significant portion of our expenses in Canadian dollars relative to the amount of revenue we receive in Canadian dollars, so fluctuations in the Canadian-US dollar exchange rate, and in particular, the weakening of the US dollar, could have a material adverse effect on our business, results of operations and financial condition.

4.12 Risks Associated with Cyclical or Seasonal Aspects of Business
Our business may be impacted from time to time by the general cyclical and seasonal nature of particular modes of transportation and the freight market in general, as well as the industries that such markets serve. Factors which may create cyclical fluctuations in such modes of transportation, or the freight market in general, include legal and regulatory requirements; timing of contract renewals between our customers and their own customers; seasonal-based tariffs; vacation periods applicable to particular shipping or receiving nations; weather-related events or natural disasters that impact shipping in particular geographies, such as the recent earthquakes and tsunami in Japan; availability of credit to support shipping operations; economic downturns and fluctuations; and amendments to international trade agreements. As many of our services are sold on a “per shipment” basis, we anticipate that our business will continue to reflect the general cyclical and seasonal nature of shipment volumes with our third quarter being the strongest quarter for shipment volumes (compared to our first quarter being the weakest quarter for shipment volumes).

4.13	Reorganizations
In 2011, 2010 and 2009, we completed various integration and reorganization activities in connection with our acquisitions of Routing International, Imanet, Porthus, Scancode, Oceanwide, Dexx and other acquisitions, including eliminating redundant management positions and canceling certain ongoing operating contracts.

4.14	Material Contracts
The company has entered into the following material contracts, other than contracts entered into in the ordinary course of business, within the past year or entered into before the most recently completed fiscal year but still in effect:

•
In respect of our August 17, 2007 acquisition of 100% of the outstanding shares of Global Freight Exchange Limited (“GF-X”), up to $5.2 million in cash was potentially payable if certain performance targets, primarily relating to revenues, were met by GF-X over the four years subsequent to the date of acquisition. No amount was payable in respect of the three-year post-acquisition period. Up to $1.3 million in cash remains eligible to be paid to the former owners in respect of performance targets to be achieved over the period ending August 17, 2011.

4.15	Code of Business Conduct and Ethics
Our Board of Directors has adopted our Code of Business Conduct and Ethics (the “Code”) applicable to our directors, officers and employees. A copy of the Code is available on our website at www.descartes.com and has been filed on and is accessible through SEDAR at www.sedar.com. The Code sets out in detail the core values and principles by which the Company is governed and addresses topics such as: honest and ethical conduct; conflicts of interest; compliance with applicable laws and our policies and procedures; public disclosure and books and records; use of corporate assets and opportunities; confidentiality of corporate information; reporting responsibilities and procedures; health and safety; and non-retaliation.

ITEM 5 RISK FACTORS

Reference is made to the section entitled “Certain Factors That May Affect Future Results” in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained in our 2011Annual Report for the year ended January 31, 2011, made available to all of our shareholders and filed with various securities regulators, which section is incorporated herein by reference. This information is available on the SEDAR website at www.sedar.com and on the EDGAR website at www.sec.gov.

ITEM 6 MARKET FOR SECURITIES AND RELATED SECURITYHOLDER MATTERS

6.1	Common Shares
We are authorized to issue an unlimited number of common shares for unlimited consideration. The common shares are not redeemable or convertible. Each common share carries the right to receive notice of and one vote at a meeting of shareholders; the right to participate in any distribution of our assets on liquidation, dissolution or winding up; and the right to receive dividends if, as and when declared by the Board of Directors. As at April 25, 2011 there were 62,182,877 common shares outstanding. The common shares are listed on the TSX under the symbol “DSG” and listed on NASDAQ under the symbol “DSGX”.

On December 21, 2010, we announced that the TSX had approved our purchase of up to an aggregate of 4,997,322 common shares of Descartes pursuant to a renewed normal course issuer bid. The purchases can occur from time to time until December 22, 2011, through the facilities of the TSX and/or the NASDAQ, if and when we consider advisable. We have made no purchases pursuant to this normal course issuer bid.

6.2	Transfer Agent and Registrar
The register of transfers of common shares is located in the offices of our stock transfer agent: Computershare Investor Services, Inc., 100 University Avenue, Toronto, Ontario, Canada, M5J 2Y1.

6.3	Dividend Policy
We have not paid any dividends on our common shares to date. We may consider paying dividends on our common shares in the future when operational circumstances permit, having regard to, among other things, our earnings, cash flow and financial requirements as well as relevant legal and business considerations.

6.4	Market for Common Shares
Please see the following table that identifies the marketplaces on which our common shares trade, as well as the monthly price ranges and volume traded on each exchange:

	Common Shares - TSX		Common Shares – NASDAQ
Month	Price Range (Cdn. $)	Average Volume	Price Range (US$)	Average Volume
February 2010	$5.98 – 6.58	178,700	$5.61 – 6.26	14,800
March 2010	$6.10 – 6.95	69,900	$5.94 – 6.76	15,500
April 2010	$5.94 – 6.55	143,700	$5.84 – 6.47	13,100
May 2010	$5.55 – 6.26	66,200	$5.23 – 6.15	9,600
June 2010	$5.52 – 6.56	80,200	$5.15 – 6.34	14,800
July 2010	$5.50 – 6.32	165,300	$4.91 – 6.00	36,000
August 2010	$5.80 – 6.10	82,300	$5.48 – 6.02	6,900
September 2010	$5.90 – 6.72	208,700	$5.60 – 6.52	15,500
October 2010	$6.18 – 6.56	89,600	$5.97 – 6.47	9,900
November 2010	$6.27 – 7.15	93,600	$6.16 – 7.14	9,200
December 2010	$6.81 – 7.26	95,500	$6.70 – 7.20	11,300
January 2011	$6.31 – 7.07	117,700	$6.32 – 7.06	9,600

6.5	Shareholder Rights Plan
On November 29, 2004, our Board of Directors approved a shareholder rights plan (the “Rights Plan”) which was approved by the TSX and was originally approved by our shareholders on May 18, 2005. The primary objectives of the Rights Plan are to ensure that, in the context of an unsolicited bid for control of the Company through an acquisition of our common shares, the following occurs: (i) the Board of Directors of the Company has sufficient time to explore and develop alternatives for maximizing shareholder value; (ii) there is adequate time for competing bids to emerge; (iii) shareholders have an equal opportunity to participate in such a bid; (iv) shareholders are provided with adequate time to properly assess the bid; and (v) a reduction in the pressure to tender which may be encountered by a shareholder in the course of a bid. The Rights Plan creates a right that attaches to each present and subsequently issued common share. Until the separation time, which typically occurs at the time of an unsolicited takeover bid, whereby an offeror (including persons acting jointly or in concert with the offeror) acquires or attempts to acquire 20% or more of our common shares, the rights are not separable from the common shares, are not exercisable and no separate rights certificates are issued. Each right entitles the holder, other than the 20% offeror, from and after the separation time and before expiration times, to acquire one of our common shares at 50% of the market price at the time of exercise. The Rights Plan must be reconfirmed by shareholders every three years. On May 29, 2008, our shareholders approved certain amendments to the Rights Plan and approved the Rights Plan continuing in effect. The Rights Plan will expire at the termination of our annual shareholders’ meeting in calendar year 2011 unless its continued existence is ratified by the shareholders before such expiration. We understand that the Rights Plan is similar to plans adopted by other Canadian companies and approved by their shareholders.

ITEM 7 DIRECTORS AND EXECUTIVE OFFICERS

7.1 Summary Information
The following table sets forth the name, location of residence and office held by each of our executive officers and directors as at April 25, 2011. Each director is elected at the annual meeting of shareholders or appointed pursuant to the provisions of our by-laws and applicable laws to serve until the next annual meeting or until a successor is elected or appointed, subject to earlier resignation by the director. We do not have an Executive Committee.

Name and Location of Residence	Office Held
J. Ian Giffen(1)(3)(4) Toronto, Ontario, Canada	Director, Chairman of the Board
David I. Beatson(1)(2) Hillsborough, California, U.S.A.	Director
Michael Cardiff(1)(2) Toronto, Ontario, Canada	Director
Chris Hewat(3) Toronto, Ontario, Canada	Director
Arthur Mesher Waterloo, Ontario, Canada	Director, Chief Executive Officer
Dr. Stephen Watt(2)(3)(4) London, Ontario, Canada	Director
Luc Burgelman Lochristi, Belgium	Executive Vice President, Marketing and Product Strategy
Raimond Diederik Waterloo, Ontario, Canada	Executive Vice President, Information Services
Frank Hamerlinck Heusden, Belgium	Executive Vice President, Research & Development
Chris Jones Atlanta, Georgia, U.S.A.	Executive Vice President, Services
J. Scott Pagan Cambridge, Ontario, Canada	Executive Vice President, Corporate Development, General Counsel & Corporate Secretary
Stephanie Ratza Waterloo, Ontario, Canada	Chief Financial Officer
Edward J. Ryan Fort Washington, Pennsylvania, U.S.A.	Executive Vice President, Global Field Operations
Notes:
(1) Member of the Audit Committee.
(2) Member of the Compensation Committee.
(3) Member of the Corporate Governance Committee.
(4) Member of the Nominating Committee

Information about each of our directors and executive officers, including his or her respective principal occupation during at least the five years preceding January 31, 2011, are as follows:

J. Ian Giffen is our Chairman of the Board and has been a member of our Board of Directors since March 2004. Since 1996, he has been an advisor to and director of software companies and technology investment funds. From January 1992 to January 1996, Mr. Giffen was Vice President and Chief Financial Officer at Alias Research, a developer of 3D graphics software. Mr. Giffen is currently a director of publicly-traded Absolute Software Corporation (TSX:ABT), MKS Inc. (TSX:MKX) and Ruggedcom Inc. (TSX:RCM) and a director/advisor to a number of other private companies. Mr. Giffen is a Chartered Accountant with a designation in Corporate Finance and has a Bachelor of Arts degree in business administration from the University of Strathclyde in Glasgow, Scotland.

David I. Beatson has been a member of our Board of Directors since March 2006. Since December 2006, Mr. Beatson has been CEO of GlobalWare Solutions, a full-service provider of supply chain management solutions with operations in North America, Europe and Asia. Since August 2001, Mr. Beatson has also been head of Ascent Advisors, LLC, a San Francisco Bay Area consulting firm focusing on strategic planning and mergers and acquisitions. From June 2003 to April 2005, Mr. Beatson was President and Chief Executive Officer of North America for Panalpina, Inc., a world-leading global transportation and logistics supplier based in Basel, Switzerland. Previously, Mr. Beatson served as Chairman, President and CEO of Circle International Group, Inc., a global transportation and logistics company, and as President and CEO of US-based air-freight forwarder Emery Worldwide. Mr. Beatson serves as an industry representative member of the Executive Advisory Committee to the National Industrial Transportation League, on the Board of Directors of PFSweb, Inc. (NASDAQ: PFSW), on the board of directors of privately-held Trade-Trans, Inc. and on several other corporate and industry boards, including the Council of Supply Chain Management Professionals.

Michael Cardiff has been a member of our Board of Directors since June 2007. Mr. Cardiff is National Vice President, Strategic Initiatives for SAP AG, a global software company. Prior to that role, Mr. Cardiff was the Chief Executive Officer of Accelerents Inc., a strategic consulting company focusing on mergers, acquisitions, sales and marketing. Accelerents’ clients include private equity and venture capital firms, as well as public and private corporations. In his role at Accelerents, from 2005 to 2006, Mr. Cardiff was President and CEO at Inea Corporation, a provider of business performance management software for financial institutions, and led its sale to Cartesis Corp. Prior to his role at Accelerants, from 1999 to 2003, Mr. Cardiff was President and CEO of Fincentric Corporation, a software provider for global financial institutions. Prior to his role at Fincentric, from 1994 to 1999, Mr. Cardiff was Executive Vice President of business and technology solution provider EDS Canada Inc. Mr. Cardiff serves on the boards of directors of public and private companies, including Canadian MedicAlert Foundation and Hydrogenics Corporation (TSX:HYG; NASDAQ:HYGS).

Chris Hewat has been a member of our Board of Directors since June 2000. Mr. Hewat has been a partner at the law firm of Blake, Cassels & Graydon LLP (“Blakes”) since 1993, having joined the firm in 1987. Mr. Hewat practices in the area of securities and business law, with a focus on mergers and acquisitions, securities financings and securities regulatory matters. Blakes provided legal services to us during the fiscal year ended January 31, 2011 and has been providing, and is expected to continue to provide, legal services to us in the fiscal year ending January 31, 2012.

Arthur Mesher has been a member of our Board of Directors since May 2005 and is our Chief Executive Officer. Mr. Mesher first joined our management team in May 1998 and served as Executive Vice President, Corporate Strategy and Business Development until his appointment as Chief Executive Officer in November 2004. Mr. Mesher also occupied the interim Office of the CEO from May 2004 to November 2004. The details of Mr. Mesher’s employment arrangements with Descartes are included in our Management Information Circular dated May 4, 2010 filed on www.sedar.comin respect of our annual meeting of shareholders that was held on June 2, 2010.

Dr. Stephen Watt has been a member of our Board of Directors since June 2001. Since 1997, Dr. Watt has been a professor in the Department of Computer Science at The University of Western Ontario, and was Chair of the Department from 1997 to 2002. In 2011, Dr. Watt was named a Distinguished University Professor of The University of Western Ontario, the university’s highest recognition for academics. Dr. Watt has served as a director of Waterloo Maple Inc., a privately-held, mathematics software company, and currently serves as a director of The Fields Institute for Research in Mathematical Sciences.

Luc Burgelman is our Executive Vice President of Marketing and Product Strategy. As Executive Vice President, Marketing and Product Strategy, Luc Burgelman is responsible for Descartes’ global marketing strategy, alliances and product strategy. Prior to Descartes’ acquisition of Porthus in March 2010, and prior to joining our executive team, Mr. Burgelman was the co-founder and CEO of Porthus and responsible for strategic planning and execution. Before his appointment as CEO of Porthus in 2001, Mr. Burgelman held the CFO position with Porthus and was responsible for sales. Prior to co-founding Porthus in 1999, Burgelman held a variety of management positions in quality and operations at Corus, combining his knowledge and experience in business and IT.  Mr. Burgelman holds Masters Degrees in Civil Engineering and Informatics, both from the University of Ghent, Belgium and an MBA from Flanders Business School in Antwerp, Belgium.

Raimond Diederik is our Executive Vice President of Information Services. As Executive Vice President, Information Services, Raimond Diederik is responsible for Customer Support, IT Operations, Network Implementations, Data Management & Government Solutions for Descartes. Raimond has over 20 years of experience managing logistic information systems, and has played a key role at Descartes since joining the organization in 1993.  Prior to Descartes, Raimond worked as an Infrastructure Consultant with the Research & Development group of P&O Nedlloyd’s Information Technology Division. Mr. Diederik was appointed as an executive member of the Descartes management team in 2010. The details of Mr. Diederik’s employment arrangements with Descartes are included in our Management Information Circular dated May 4, 2010 filed on www.sedar.com in respect of our annual meeting of shareholders that was held on June 2, 2010.

Frank Hamerlinck is our Executive Vice President of Research & Development. In his role as Executive Vice President, Research & Development, Frank Hamerlinck directs Descartes’ research & development efforts to provide innovative, fast-to-implement and cost-effective logistics cloud solutions. Mr. Hamerlinck steers research and development investments and defines the corporate technology strategy at Descartes. Prior to Descartes’ acquisition of Porthus in March 2010, and prior to joining our executive team, Frank Hamerlinck was the co-founder and Chief Operations Officer and Chief Technology Officer of Porthus. Before co-founding Porthus in 1999, Mr. Hamerlinck spent several years at Volvo where he was responsible for the management of Volvo’s desktop- and open systems services for Western Europe. In February 2011, Frank Hamerlinck was named a Provider ‘Pro to Know’ by Supply & Demand Chain Executive Magazine. Mr. Hamerlinck holds a Master’s degree in Civil Engineering from the University of Ghent, Belgium.

Chris Jones is our Executive Vice President, Services. Mr. Jones joined Descartes in May 2005 and served as Executive Vice President, Solutions & Markets until his appointment to Executive Vice President, Solutions & Services in September 2006. Mr. Jones was appointed Executive Vice President, Services in February 2011. From November 2003 until he joined Descartes, Mr. Jones was Senior Vice President in Aberdeen Group's Value Chain Research division where he was responsible for creating a market-leading supply chain and manufacturing research and advisory research practice. Prior to Aberdeen, from September 1998 to January 2003, Mr. Jones was Executive Vice President of Marketing and Corporate Development for SynQuest, Inc., a provider of supply chain planning solutions. Before joining SynQuest, from May 1994 to September 1998, Mr. Jones was Vice President and Research Director for Enterprise Resource Planning Solutions at the Gartner Group. The details of Mr. Jones’ employment arrangements with Descartes are included in our Management Information Circular dated May 4, 2010 filed on www.sedar.com in respect of our annual meeting of shareholders that was held on June 2, 2010.

J. Scott Pagan is our Executive Vice President, Corporate Development, General Counsel & Corporate Secretary. Mr. Pagan joined our legal department in May 2000. Mr. Pagan was appointed Corporate Secretary in May 2003, General Counsel & Corporate Secretary in June 2004, and Executive Vice President, Corporate Development in July 2007. Prior to joining Descartes, Mr. Pagan was in private legal practice. The details of Mr. Pagan’s employment arrangements with Descartes are included in our Management Information Circular dated May 4, 2010 filed on www.sedar.com in respect of our annual meeting of shareholders that was held on June 2, 2010.

Stephanie Ratza joined us as Chief Financial Officer on April 2, 2007. From November 2005 until when she joined us, Ms. Ratza served as Chief Financial Officer of iPico Inc. (TSX-V:RFD), a firm which designs, develops, manufactures and markets a broad range of radio frequency identification (“RFID”) solutions. Prior to iPico, from March 2000 to March 2005, Ms. Ratza served as Vice President, Finance at MKS Inc. (TSX:MKX) and as Director of Finance at MKS from January 1999 to March 2000. The details of Ms. Ratza’s employment arrangements with Descartes are included in our Management Information Circular dated May 4, 2010 filed on www.sedar.com in respect of our annual meeting of shareholders that was held on June 2, 2010.

Edward J. Ryan is our Executive Vice President, Global Field Operations. Mr. Ryan joined Descartes in February 2000 in connection with our acquisition of E-Transport Incorporated. Since then, Mr. Ryan has occupied various senior sales positions within Descartes, with particular focus on our network and recurring business. Mr. Ryan was appointed General Manager, Global Logistics Network in June 2004 and then appointed Executive Vice President, Global Field Operations in July 2007. The details of Mr. Ryan’s employment arrangements with Descartes are included in our Management Information Circular dated May 4, 2010 filed on www.sedar.com in respect of our annual meeting of shareholders that was held on June 2, 2010.

To our knowledge, as at April 25, 2011, our directors and executive officers as a group beneficially owned, or controlled or directed, directly or indirectly, 46,349 of our common shares, representing approximately 0.1% of the common shares then outstanding. To our knowledge, as at April 25, 2011, one of the former principal shareholders of Flagship Customs Services, Inc., a company we acquired in calendar 2006, who continues to be employed by us, owns, directly or indirectly, or exercises control or direction over, 467,602 of our common shares, representing approximately 0.8% of the common shares then outstanding.

7.2 Committees of the Board of Directors
Our Board of Directors currently has four committees: the Audit Committee; the Compensation Committee; the Corporate Governance Committee; and the Nominating Committee. The committees, their mandates and membership are discussed below:

Audit Committee
The primary functions of the Audit Committee are to oversee our accounting and financial reporting practices and the audits of our financial statements and to exercise the responsibilities and duties set forth in the Audit Committee charter, including, but not limited to, assisting the Board of Directors in fulfilling its responsibilities in reviewing the following: financial disclosures and internal controls over financial reporting; monitoring the system of internal controls; monitoring our compliance with requirements promulgated by any exchange upon which our securities are traded, or any governmental or regulatory body exercising authority over us, as are in effect from time to time; selecting the auditors for shareholder approval; reviewing the qualifications, independence and performance of the auditors; and reviewing the qualifications, independence and performance of our financial management.

The Board of Directors has adopted an amended audit committee charter setting out the scope of the Audit Committee’s functions, responsibilities and membership requirements. A copy of that charter is attached as Appendix “A” to this AIF.

The Audit Committee is currently composed of three outside and independent directors: Mr. J. Ian Giffen (Chair), Mr. David Beatson and Mr. Michael Cardiff. The Board of Directors has resolved that Mr. Giffen is an “audit committee financial expert” as defined in paragraph 8(b) of General Instruction B to Form 40-F promulgated by the Securities and Exchange Commission and is financially sophisticated for the purposes of NASDAQ Rule 5605(c)(2)(A).

The following sets out the education and experience of the members of the Audit Committee, each of whom is independent and financially literate:

J. Ian Giffen, C.A., B.A.  – Mr. Giffen is a chartered accountant with an extensive technology background. Since 1996 he has acted as a senior advisor and board member to software companies and technology investment funds. From 1992 to 1996, Mr. Giffen was Vice President and Chief Financial Officer at Alias Research Inc., a developer of 3D software, which was sold to Silicon Graphics Inc. Mr. Giffen is currently a director and on the audit committee of publicly-traded Absolute Software Corporation (TSX:ABT), MKS Inc. (TSX:MKX) and Ruggedcom Inc. (TSX:RCM), and a director/advisor to several private companies.

David Beatson, M.B.A., B.S. – Mr. Beatson was awarded his Masters in Business Administration, with a concentration in finance and marketing, from the University of Cincinnati in 1971. Mr. Beatson was also awarded a Bachelor of Science in Business Administration from The Ohio State University. Since January 2007, Mr. Beatson has served in a senior financial role as Chief Executive Officer of GlobalWare Solutions. Mr. Beatson has also previously served in senior financial roles as Regional CEO, North America and Member of the Executive Board of Panalpina, Inc; as President, CEO and Chairman of Supply Links, Inc.; as President and CEO of Emery Worldwide; and as Chairman, President and CEO of Circle International Group, Inc. Mr. Beatson currently serves as a director and on the audit committee of PFSweb, Inc. (NASDAQ: PFSW).

Michael Cardiff, ICD.D– Since 2006, Mr. Cardiff has served in a senior financial role as founder and CEO of Accelerents Inc., a strategic consulting company focusing on mergers, acquisitions, sales and marketing. Mr. Cardiff previously served in senior financial roles as President and CEO at Inea Corporation, and President and CEO of Fincentric Corporation. Mr. Cardiff currently serves as a director and on the audit committees of public company Hydrogenics Corporation (TSX:HYG; NASDAQ:HYGS).

The Audit Committee has adopted specific policies and procedures for the engagement of non-audit services from our independent auditor.  Those procedures are attached at Appendix “B”.

Compensation Committee
The Compensation Committee is appointed by the Board of Directors to discharge the Board of Directors’ duties and responsibilities relating to the compensation of our CEO and other members of management, as well as to review the human resource policies and practices that cover our employees. The Compensation Committee is currently composed of three outside and independent directors: Mr. Michael Cardiff (Chair), Mr. David Beatson, and Dr. Stephen Watt.

Corporate Governance Committee
The primary function of the Corporate Governance Committee is to assist the Board of Directors in fulfilling its corporate governance oversight responsibilities. The Corporate Governance Committee is currently composed of three outside directors: Dr. Stephen Watt (Chair), Mr. Ian Giffen, and Mr. Chris Hewat, of whom Dr. Stephen Watt and Mr. Ian Giffen are considered independent.

Nominating Committee
The Nominating Committee’s primary responsibility is to assist the Board of Directors in identifying, recruiting and nominating suitable candidates to serve on the Board of Directors. The Nominating Committee is currently composed of two outside and independent directors: Dr. Stephen Watt (Chair) and Mr. Ian Giffen.

7.3 Certain Relationships and Related Transactions
Blake, Cassels & Graydon LLP (“Blakes”), in which Mr. Hewat, a member of the Board of Directors, is a partner, provided legal services to us from fiscal 2007 to fiscal 2011 and has been providing, and is expected to continue to provide, legal services to us in fiscal 2012. For fiscal 2011, we incurred fees of CDN $403,700 for legal services rendered by Blakes.

ITEM 8 EXTERNAL AUDITORS

Our external auditors are Deloitte & Touche LLP, Independent Registered Chartered Accountants and Licensed Public Accountants. Deloitte & Touche LLP has been our external auditors since the fiscal year ended January 31, 1997. Deloitte & Touche LLP is independent with respect to the Company within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of Ontario. Deloitte & Touche LLP is also independent with respect to the Company within the meaning of the Securities Exchange Act of 1934 and the rules thereunder administered by the United States Securities and Exchange Commission and the requirements of the Independence Standards Board.

The following table sets forth the approximate fees we have incurred in using the services of Deloitte & Touche LLP in respect of the applicable fiscal years noted (all amounts in table are in US dollars – amounts that were billed in Canadian dollars are converted to US dollars at the applicable exchange rate on the last day of the applicable fiscal period):

Fiscal Year Ended	Audit Fees	Audit-Related Fees	Tax Fees	All Other Fees	Total
January 31, 2011	$513,490	$59,898	$24,458	$1,377	$599,223
January 31, 2010	$457,616	$201,167	$0	$0	$658,783

“Audit-Related Fees” consist of fees for assurance and related services that are reasonably related to the performance of the audit or review of the Corporation’s financial statements and are not reported as “Audit Fees”, and include accounting research concerning financial accounting and reporting standards. “Tax Fees” consist of fees for professional services rendered for tax advice and tax planning. “All Other Fees” consist of fees for non-audit-related advisory services.

ITEM 9 LEGAL PROCEEDINGS

The Company and its subsidiaries are subject to a variety of claims and suits that arise from time to time in the ordinary course of our business and are typical in our industry. The consequences of these matters are not presently determinable but, in the opinion of management, the ultimate liability is not expected to have a material effect on our annual results of operations, financial position or capital resources. None of these proceedings involves a claim for damages, exclusive of interest and costs, that exceeds 10% of our current assets.

ITEM 10 ADDITIONAL INFORMATION

Additional information about us is available at our website at www.descartes.com, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of our securities and securities authorized for issuance under equity compensation plans, where applicable, is contained in our Management Information Circular for our annual meeting of shareholders that was held on June 2, 2010. Additional financial information is provided in the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements, the notes thereto and the report of our external auditors thereon contained in our Annual Report to the Shareholders for the year ended January 31, 2011.

APPENDIX “A”

THE DESCARTES SYSTEMS GROUP INC.

CHARTER FOR
THE AUDIT COMMITTEE OF
THE BOARD OF DIRECTORS

1. PURPOSE

1.
The primary functions of the Audit Committee are to oversee the accounting and financial reporting practices of the Company and the audits of the Company’s financial statements and to exercise the responsibilities and duties set forth below, including, but not limited to, assisting the Board in fulfilling its responsibilities in reviewing the following: financial disclosures and internal controls over financial reporting; monitoring the system of internal control; monitoring the Company’s compliance with Applicable Requirements (as defined below); selecting the auditors for shareholder approval; reviewing the qualifications, independence and performance of the auditors; and reviewing the qualifications, independence and performance of the Company’s financial management.

2. MEMBERSHIP AND ORGANIZATION

1.
Composition - The Audit Committee shall consist of not less than three independent members of the Board. At the invitation of the Audit Committee, members of the Company’s management and others may attend Audit Committee meetings as the Audit Committee considers necessary or desirable.

2.
Appointment and Removal of Audit Committee Members - Each member of the Audit Committee shall be appointed by the Board on an annual basis and shall serve at the pleasure of the Board, or until the earlier of (a) the close of the next annual meeting of the Company’s shareholders at which the member's term of office expires, (b) the death of the member, or (c) the resignation, disqualification or removal of the member from the Audit Committee or from the Board. The Board may fill a vacancy in the membership of the Audit Committee.

3.
Chair - At the time of the annual appointment of the members of the Audit Committee, the Board shall appoint a Chair of the Audit Committee. The Chair shall: be a member of the Audit Committee, preside over all Audit Committee meetings, coordinate the Audit Committee's compliance with this mandate, work with management to develop the Audit Committee's annual work-plan and provide reports of the Audit Committee to the Board.

4.
Independence - Each member of the Audit Committee shall meet the requirements promulgated by any exchange upon which securities of the Company are traded, or any governmental or regulatory body exercising authority over the Company, as are in effect from time to time (collectively, the “Applicable Requirements”) related to independence and audit committee composition.

5.
Financial Literacy - At the time of his or her appointment to the Audit Committee, each member of the Audit Committee shall be able to read and understand fundamental financial statements, including a balance sheet, cash flow statement and income statement and not have participated in the preparation of the financial statements of the Company or any current subsidiary of the Company at any time during the preceding three years.  At least one member of the Audit Committee shall have past employment experience in financing or accounting, requisite professional certificate in accounting, or other comparable experience or background which results in the individual’s financial sophistication, including being or having been a chief executive officer, chief financial officer or other senior officer with financial oversight responsibilities.  Further, at least one member of the Audit Committee shall qualify as an “audit committee financial expert” (as such term is defined under the Securities and Exchange Commission’s rules).

3. MEETINGS

1.
Meetings - The members of the Audit Committee shall hold meetings as are required to carry out this mandate, and in any case no less than four meetings annually. The external auditors are entitled to attend and be heard at each Audit Committee meeting. The Chair, any member of the Audit Committee, the external auditors, the Chairman of the Board or the Chief Executive Officer or the Chief Financial Officer may call a meeting of the Audit Committee by notifying the Company’s Corporate Secretary who will notify the members of the Audit Committee. The Chair shall chair all Audit Committee meetings that he or she attends, and in the absence of the Chair, the members of the Audit Committee present may appoint a chair from their number for a meeting.

2.
Corporate Secretary and Minutes - The Corporate Secretary, his or her designate or any other person the Audit Committee requests, shall act as secretary at Audit Committee meetings. Minutes of Audit Committee meetings shall be recorded and maintained by the Corporate Secretary and subsequently presented to the Audit Committee for approval.

3.	Quorum - A majority of the members of the Audit Committee shall constitute a quorum.

4.
Access to Management and Outside Advisors - The Audit Committee shall have unrestricted access to the Company’s management and employees and the books and records of the Company, and, from time to time may hold unscheduled or regularly scheduled meetings or portions of regularly scheduled meetings with the auditor, the Chief Financial Officer or the Chief Executive Officer. The Audit Committee shall have the authority to retain external legal counsel, consultants or other advisors to assist it in fulfilling its responsibilities and to set and pay the respective compensation for these advisors without consulting or obtaining the approval of the Board or any Company officer. The Company shall provide appropriate funding, as determined by the Audit Committee, for the services of these advisors.

5.	Meetings Without Management - The Audit Committee shall hold unscheduled or regularly scheduled meetings, or portions of regularly scheduled meetings, at which management is not present.

4. FUNCTIONS AND RESPONSIBILITIES

The Audit Committee shall have the functions and responsibilities set out below as well as any other functions that are specifically delegated to the Audit Committee by the Board and that the Board is authorized to delegate by applicable laws and regulations. In addition to these functions and responsibilities, the Audit Committee shall perform the duties required of an audit committee by the Applicable Requirements.

1.	Financial Reports

a.
General - The Audit Committee is responsible for overseeing the Company’s financial statements and financial disclosures. Management is responsible for the preparation, presentation and integrity of the Company’s financial statements and financial disclosures and for the appropriateness of the accounting principles and the reporting policies used by the Company. The auditors are responsible for auditing the Company’s annual consolidated financial statements and for reviewing the Company’s unaudited interim financial statements.

b.
Review of Annual Financial Reports - The Audit Committee shall review the annual consolidated audited financial statements of the Company, the auditors' report thereon and the related management's discussion and analysis of the Company’s financial condition and results of operation (“MD&A”). After completing its review, if advisable, the Audit Committee shall approve and recommend for Board approval the annual financial statements and the related MD&A.

c.
Review of Interim Financial Reports - The Audit Committee shall review the interim consolidated financial statements of the Company, the auditors review report thereon and the related MD&A. After completing its review, if advisable, the Audit Committee shall approve and recommend for Board approval the interim financial statements and the related MD&A.

d.	Review Considerations - In conducting its review of the annual financial statements or the interim financial statements, the Audit Committee shall:

i.	meet with management and the auditors to discuss the financial statements and MD&A;

ii.	review the disclosures in the financial statements;

iii.	review the audit report or review report prepared by the auditors;

iv.	discuss with management, the auditors and internal legal counsel, as requested, any litigation claim or other contingency that could have a material effect on the financial statements;

v.	review critical accounting and other significant estimates and judgements underlying the financial statements as presented by management;

vi.	review any material effects of regulatory accounting initiatives or off-balance sheet structures on the financial statements as presented by management;

vii.	review any material changes in accounting policies and any significant changes in accounting practices and their impact on the financial statements as presented by management;

viii.	review management's report on the effectiveness of internal controls over financial reporting;

ix.	review the factors identified by management as factors that may affect future financial results;

x.	review results of the Company’s audit committee hotline program; and

xi.
review any other matters, related to the financial statements, that are brought forward by the auditors, management or which are required to be communicated to the Audit Committee under accounting policies, auditing standards or Applicable Requirements.

e.
Approval of Other Financial Disclosures - The Audit Committee shall review and, if advisable, approve and recommend for Board approval financial disclosure in a prospectus or other securities offering document of the Company, press releases disclosing financial results of the Company and any other material financial disclosure, including financial guidance provided to analysts rating agencies or otherwise publicly disseminated.

2.	Auditors

a.
General -The Audit Committee shall be responsible for oversight of the work of the auditors, including the auditors work in preparing or issuing an audit report, performing other audit, review or attest services or any other related work.

b.
Appointment and Compensation - The Audit Committee shall review and, if advisable, select and recommend for shareholder approval the appointment of, the auditors. The Audit Committee shall have ultimate authority to approve all audit engagement terms and fees, including the auditor’s audit plan.

c.	Resolution of Disagreements – The Audit Committee shall resolve any disagreements between management and the auditors as to financial reporting matters brought to its attention.

d.
Discussions with Auditor – At least annually, the Audit Committee shall discuss with the auditor such matters as are required by applicable auditing standards to be discussed by the auditor with the audit committee, including the matters required to be discussed by applicable auditing standards.

e.
Audit Plan - At least annually, the Audit Committee shall review a summary of the auditors' annual audit plan. The Audit Committee shall consider and review with the auditors any material changes to the scope of the plan.

f.	Quarterly Review Report - The Audit Committee shall review a report prepared by the auditors in respect of each of the interim financial statements of the Company.

g.
Independence of Auditors - At least annually, and before the auditors issue their report on the annual financial statements, the Audit Committee shall: obtain from the auditors a formal written statement describing all relationships between the auditors and the Company; discuss with the auditors any disclosed relationships or services that may affect the objectivity and independence of the auditors; and obtain written confirmation from the auditors that they are objective and independent within the meaning of the applicable Rules of Professional Conduct/Code of Ethics adopted by the provincial institute or order of chartered accountants to which it belongs and other Applicable Requirements. The Audit Committee shall take appropriate action to oversee the independence of the auditors.

h.
Evaluation and Rotation of Lead Partner - At least annually, the Audit Committee shall review the qualifications and performance of the lead partner(s) of the auditors. The Audit Committee shall obtain a report from the auditors annually verifying that the lead partner of the auditors has served in that capacity for no more than five fiscal years of the Company and that the engagement team collectively possesses the experience and competence to perform an appropriate audit.

i.
Requirement for Pre-Approval of Non-Audit Services - The Audit Committee shall approve in advance any retainer of the auditors to perform any non-audit service to the Company that it deems advisable in accordance with Applicable Requirements, and Board approved policies and procedures. The Audit Committee may delegate pre-approval authority to a member of the Audit Committee. The decisions of any member of the Audit Committee to whom this authority has been delegated must be presented to the full Audit Committee at its next scheduled Audit Committee meeting.

j.
Approval of Hiring Policies. The Audit Committee shall review and approve the Company’s hiring policies regarding partners, employees and former partners and employees of the present and former external auditor of the Company.

3.	Internal Controls

a.	General - The Audit Committee shall review the Company’s system of internal controls.

b.
Establishment, Review and Approval - The Audit Committee shall require management to implement and maintain appropriate systems of internal controls in accordance with Applicable Requirements and guidance, including internal control over financial reporting and disclosure and to review, evaluate and approve these procedures. At least annually, the Audit Committee shall consider and review with management and the auditors:

i.
the effectiveness of, or weaknesses or deficiencies in: the design or operation of the Company’s internal controls (including computerized information system controls and security); the overall control environment for managing business risks; and accounting, financial and disclosure controls (including, without limitation, controls over financial reporting), non-financial controls, and legal and regulatory controls and the impact of any identified weaknesses in internal controls on management's conclusions.

ii.	any significant changes in internal control over financial reporting that are disclosed, or considered for disclosure, including those in the Company’s periodic regulatory filings;

iii.	any material issues raised by any inquiry or investigation by the Company’s regulators;

iv.
the Company’s fraud prevention and detection program, including deficiencies in internal controls that may impact the integrity of financial information, or may expose the Company to other significant internal or external fraud losses and the extent of those losses and any disciplinary action in respect of fraud taken against management or other employees who have a significant role in financial reporting; and

v.
any related significant issues and recommendations of the auditors together with management's responses thereto, including the timetable for implementation of recommendations to correct weaknesses in internal controls over financial reporting and disclosure controls.

4.
Compliance with Legal and Regulatory Requirements - The Audit Committee shall review reports from the Company’s Corporate Secretary and other management members on: legal or compliance matters that may have a material impact on the Company; the effectiveness of the Company’s compliance policies; and any material communications received from regulators. The Audit Committee shall review management's evaluation of and representations relating to compliance with specific Applicable Requirements, and management's plans to remediate any deficiencies identified.

5.
Audit Committee Hotline Procedures - The Audit Committee shall establish for (a) the receipt, retention, and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters; and (b) the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.  Any such complaints or concerns that are received shall be reviewed by the Audit Committee and, if the Audit Committee determines that the matter requires further investigation, it will direct the Chair of the Audit Committee to engage outside advisors, as necessary or appropriate, to investigate the matter and will work with management and the general counsel to reach a satisfactory conclusion.

6.	Audit Committee Disclosure - The Audit Committee shall prepare, review and approve any audit committee disclosures required by Applicable Requirements in the Company’s disclosure documents.

7.	Delegation - The Audit Committee may, to the extent permissible by Applicable Requirements, designate a sub-committee to review any matter within this mandate as the Audit Committee deems appropriate.

5. REPORTING TO THE BOARD

1.
The Chair shall report to the Board, as required by Applicable Requirements or as deemed necessary by the Audit Committee or as requested by the Board, on matters arising at Audit Committee meetings and, where applicable, shall present the Audit Committee's recommendation to the Board for its approval.

6. GENERAL

1.
The Audit Committee shall, to the extent permissible by Applicable Requirements, have such additional authority as may be reasonably necessary or desirable, in the Audit Committee’s discretion, to exercise its powers and fulfill the duties under this mandate.

7. CURRENCY OF THE AUDIT COMMITTEE CHARTER

1.	This charter was last amended and approved by the Audit Committee on March 10, 2009.

APPENDIX “B”

PRE-APPROVAL POLICY AND PROCEDURE FOR ENGAGEMENTS OF THE INDEPENDENT AUDITOR

The responsibilities of the Company’s audit committee are set out in the Company’s Audit Committee Charter, which responsibilities include pre-approving audit and non-audit services provided by the independent auditors in order to ensure the services do not impair the auditors' independence. Applicable securities commissions and accounting standards boards have issued rules specifying the permissible services independent auditors may provide to audit clients, as well as the pre-approval of fees. Accordingly, the Company’s Audit Committee has adopted the following Pre-Approval Policy and Procedure.

Under the Audit Committee's approach, an annual program of work will be approved each year for the following categories of services: Audit, Audit-Related, and Tax. Each engagement or category of service will be presented in appropriate detail by business function and geographic area to provide the Audit Committee sufficient understanding of the services provided. Additional engagements may be brought forward from time to time for pre-approval by the Audit Committee.

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

The term of any pre-approval applies to the Company’s financial year. Thus, Audit fees for the financial year may include work performed after the close of the calendar year. The pre-approval for Audit-Related and Tax fees is on a calendar-year basis. Unused pre-approval amounts will not be carried forward to the next financial year. Pre-approvals will apply to engagements within a category of service, and cannot be transferred between categories. If fees might otherwise exceed pre-approved amounts for any category of permissible services, then time will be scheduled so that incremental amounts can be reviewed and pre-approved prior to commitment.

Audit Services

Audit services include the annual financial statement audit engagement (including required quarterly reviews), affiliate and subsidiary statutory audits, and other procedures required to be performed by the independent auditors to render an opinion on the Company’s consolidated financial statements. Audit services also include information systems reviews, tests performed on the system of internal controls, and other procedures necessary to support the independent auditors' attestation of management's report on internal controls for financial reporting consistent with applicable securities legislation, as applicable.

The independent auditors are responsible for cost-effectively providing audit services and confirming that audit services are not undertaken prior to review and pre-approval by the Audit Committee. The independent auditors and Company management will jointly manage a process for collecting and reporting Audit fees billed by the independent auditors to Company each year.

Audit-Related Services

Audit-Related services include services that are reasonably related to the review of the Company’s financial statements. These services include benefit plan and joint venture audits, attestation procedures related to cost certifications and government compliance, consultations on accounting issues, and due diligence procedures. Each year the Audit Committee will review the proposed services to ensure the independence of the independent auditors is not impaired.

Pre-approval will occur each year coincident with pre-approval of Audit services. Company management will monitor the engagement of the independent auditors for Audit-Related services using designated process owners. This process will help provide assurance that the aggregate dollar amount of services obtained does not exceed pre-approval amounts at any time, and that new engagements not initially identified are pre-approved prior to commitment.

Tax Services

The Audit Committee concurs that the independent auditors may provide certain Tax services without impairing independence. These services include preparing local tax filings and related tax services, tax planning, preparing individual employee expatriate tax returns, and other services permitted by applicable securities regulations. The Audit Committee will not permit engaging the independent auditors (1) in connection with a transaction, the sole purpose of which may be impermissible tax avoidance, or (2) for any tax services that may be prohibited by applicable securities rules now or in the future. Company management will monitor the engagement of the independent auditors or other firms for such Tax services to help provide assurance that aggregate dollar amounts of services obtained from the independent auditors do not exceed pre-approval amounts at any time.

All Other Services

The Company does not envision obtaining other services from the independent auditors, except for the Audit, Audit-Related, and Tax services described previously. If permissible other services are requested by the Company, each engagement must be pre-approved by the Audit Committee. Such requests should be supported by endorsement of the Chief Financial Officer prior to review with the Audit Committee.

Prohibited Services

Current securities regulations specify that independent auditors may not provide the following prohibited services: Bookkeeping, Financial Information Systems Design and Implementation, Appraisals or Valuation (other than Tax), Fairness Opinions, Actuarial Services, Internal Audit Outsourcing, Management Functions, Human Resources such as Executive Recruiting, Broker-Dealer Services, Legal Services, or Expert Services such as providing expert testimony or opinions where the purpose of the engagement is to advocate the client's position in an adversarial proceeding. Company personnel may not under any circumstances engage the independent auditors for prohibited services. Potential engagements not clearly permissible should be referred to the Chief Financial Officer.

Delegation

The Audit Committee may delegate pre-approval authority to one or more of its members. The member or members to whom such authority is delegated shall report any pre-approval decisions to the Audit Committee at its next scheduled meeting. The Audit Committee may not delegate to management the Audit Committee’s responsibilities to pre-approve services performed by the independent auditor.

Exhibit 99.3

Consent of Independent Registered Chartered Accountants

We consent to the incorporation by reference in Registration Statement Nos. 333-10666, 333-13058 and 333-13768 on Form S-8 and to the use of our reports dated March 11, 2011 relating to the consolidated financial statements of The Descartes Systems Group Inc. and the effectiveness of The Descartes Systems Group Inc.’s internal control over financial reporting appearing in this Annual Report on Form 40-F of The Descartes Systems Group Inc. for the year ended January 31, 2011.

/s/ Deloitte & Touche LLP

Independent Registered Chartered Accountants
Licensed Public Accountants
Toronto, Canada
April 29, 2011

Exhibit 99.4

CERTIFICATION PURSUANT TO RULE 13a-14 or 15d-14 OF THE
SECURITIES EXCHANGE ACT OF 1934, AS ADOPTED PURSUANT TO
SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Arthur Mesher, certify that:

1.	I have reviewed this annual report on Form 40-F of The Descartes Systems Group Inc.;

2.
Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.
Based on my knowledge, the financial statements and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.
The registrant’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a)
Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)
Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c)
Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)
Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the period covered by this report that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5.
The registrant’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

(a)
All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

(b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Dated: April 29, 2011

By:	/s/ Arthur Mesher
Name:	Arthur Mesher
Title:	Chief Executive Officer

Exhibit 99.5

CERTIFICATION PURSUANT TO RULE 13a-14 or 15d-14 OF THE
SECURITIES EXCHANGE ACT OF 1934, AS ADOPTED PURSUANT TO
SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Stephanie Ratza, certify that:

1.	I have reviewed this annual report on Form 40-F of The Descartes Systems Group Inc.;

2.
Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.
Based on my knowledge, the financial statements and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.
The registrant’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a)
Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)
Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c)
Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)
Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the period covered by this report that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5.
The registrant’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

(a)
All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

(b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Dated: April 29, 2011
By:	/s/ Stephanie Ratza
Name:	Stephanie Ratza
Title:	Chief Financial Officer

Exhibit 99.6

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the annual report of The Descartes Systems Group Inc., a Canadian company and foreign private issuer (the “Company”), on Form 40-F for the fiscal year ended January 31, 2011, as filed with the Securities and Exchange Commission on the date hereof (the “Report”), we, Arthur Mesher and Stephanie Ratza, do hereby certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, to our knowledge, that:

1.	This Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2.	The information contained in this Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

By:	/s/ Arthur Mesher
Arthur Mesher
Chief Executive Officer

By:	/s/ Stephanie Ratza
Stephanie Ratza
Chief Financial Officer

April 29, 2011

This certification is being submitted solely for the purpose of complying with Section 1350 of Chapter 63 of Title 18 of the United States Code. This certification is not to be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liability of that section, nor will the certification be deemed incorporated by reference into any filing under the Securities Act of 1933 or the Securities Exchange Act of 1934, except to the extent that the registrant specifically incorporates it by reference.