Form 40-F
period 2012-01-31
DESCARTES SYSTEMS GROUP INC
filed 2012-04-30
CIK 1050140

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 40-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended January 31, 2012

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
Tel: (678)247-0400
(Name, address (including zip code) and telephone number
(including area code) of agent for service in the United States)

Securities registered or to be registered pursuant to Section12(b) of the Act.
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

62,432,727  as of January 31, 2012

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

Yes   ☒    No ☐

CERTIFICATIONS

See Exhibits 99.4, 99.5 and 99.6 to this Annual Report on Form 40-F.

CONTROLS AND PROCEDURES

DISCLOSURE CONTROLS AND PROCEDURES

The Registrant, under the supervision and with the participation of the Registrant’s management, including the Registrant’s Chief Executive Officer (principal executive officer) and Chief Financial Officer (principal financial officer), evaluated the effectiveness of the Registrant’s disclosure controls and procedures as of January 31, 2012 (the “Evaluation Date”), pursuant to Rule 13a-15(b) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Based upon that evaluation, the Registrant’s Chief Executive Officer and Chief Financial Officer concluded that, as of the Evaluation Date, the Registrant’s disclosure controls and procedures were effective.

INTERNAL CONTROL OVER FINANCIAL REPORTING

Management’s Report on Financial Statements and Internal Control Over Financial Reporting

Management’s Report on Financial Statements and Internal Control Over Financial Reporting is contained in the Registrant’s 2012 Annual Report filed herewith as Exhibit 99.2 and incorporated herein by reference.

Report of Independent Registered Chartered Accountants

The report of Deloitte & Touche LLP with respect to the effectiveness of the Registrant’s internal control over financial reporting is contained in the Registrant’s 2012 Annual Report filed herewith as Exhibit 99.2 and incorporated herein by reference.

Changes in Internal Control Over Financial Reporting

                During the period covered by this Annual Report on Form 40-F, there have been no changes in the Registrant’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Registrant’s internal control over financial reporting.

NOTICES PURSUANT TO RULE 104 OF REGULATION BTR

 None.

AUDIT COMMITTEE FINANCIAL EXPERT

The Registrant’s Audit Committee of the Board of Directors currently consists of three members. The Registrant’s Board of Directors has determined that Eric Demirian and John J. Walker are “audit committee financial experts” (as defined in paragraph 8(b) of General Instruction B to Form 40-F). All members of the Audit Committee are independent within the meaning of the Nasdaq Stock Market’s (“Nasdaq”) director independence standards.

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

INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS FEES AND SERVICES

The aggregate fees billed in respect of the fiscal years ending January 31, 2012 and January 31, 2011 for professional services rendered by Deloitte & Touche LLP (“D&T”), the Registrant’s independent registered chartered accountants and Licensed Public Accountants, are as follows (all amounts in table are in US dollars – amounts that were billed in Canadian dollars are converted to US dollars at the applicable exchange rate on the last day of the applicable fiscal period):

	FiscalYear Ended January 31, 2012	FiscalYearEnded January 31, 2011
Audit Fees	$598,756	$513,490

Audit-Related Fees	$19,918	$59,898

Tax Fees	$0	$24,458

All Other Fees	$0	$1,377

AUDIT FEES— Audit fees consist of fees for professional services rendered for the audit of the Registrant’s annual consolidated financial statements and services provided in connection with statutory audits and regulatory filings or engagements including fees for statutory audit of the Company’s foreign subsidiaries.

AUDIT-RELATED FEES— Audit-related fees consist of fees for assurance and related services that are reasonably related to the performance of the audit or review of the Registrant’s consolidated financial statements and are not reported as “Audit Fees”. These services included accounting research concerning financial accounting and reporting standards.

TAX FEES—Tax fees consist of fees for professional services rendered for tax advice and tax planning.

ALL OTHER FEES—All other fees consist of fees for non-audit-related advisory services.

PRE-APPROVAL POLICIES AND PROCEDURES

The Registrant’s audit committee is responsible for overseeing the work of the independent registered chartered accountants and has adopted a policy requiring its pre-approval of all audit and permissible non-audit services provided by the independent registered chartered accountants. The Registrant’s Pre-Approval Policy and Procedure for Engagements of the Independent Auditor is filed as Appendix B to the Registrant’s Renewal Annual Information Form dated April 30, 2012 filed as Exhibit 99.1 hereto and incorporated by reference herein.

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

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table presents, as of January 31, 2012, the Registrant’s known contractual obligations in respect of operating lease obligations (in millions of U.S. dollars):

	Less than 1 year	1-3 years	4-5 years	More than 5 years	Total

Operating lease obligations	3.3	4.5	2.3	1.0	11.1
Capital lease obligations	0.1	0.1	-	-	0.2
Total	3.4	4.6	2.3	1.0	11.3

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

Other Obligations

Income taxes
We believe that it is reasonably possible that the gross unrecognized tax benefit as of January 31, 2012 could increase tax expense in the next twelve months by $4.9 million primarily relating to underlying uncertain tax positions, relating primarily to the tax years becoming statute barred for the purpose of future tax examinations by local taxing jurisdictions and the expiration of competent authority relief.

Deferred Share Unit and Restricted Share Unit Plans
The Registrant maintains deferred share unit (“DSU”) and restricted share unit (“RSU”) plans for its directors and employees. Any payments made pursuant to these plans are settled in cash. As DSUs are fully vested upon issuance, the DSU liability recorded on the Registrant's consolidated balance sheets is calculated as the total number of DSUs outstanding at the consolidated balance sheet date multiplied by the closing price of the Registrant's common shares on the Toronto Stock Exchange at the consolidated balance sheet date. For RSUs, the units vest over time and the liability recognized at any given consolidated balance sheet date reflects only those units vested at that date that have not yet been settled in cash. As such, the Registrant had an unrecognized aggregate liability for the unvested RSUs of $1.9 million for which no liability was recorded on its consolidated balance sheet at January 31, 2012, in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standard Codification (“ASC”) Topic 718 “Compensation – Stock Compensation” (“ASC Topic 718”). The ultimate liability for any payment of DSUs and RSUs is dependent on the trading price of the Registrant's common shares.

IDENTIFICATION OF THE AUDIT COMMITTEE

The Registrant has a separately designated standing audit committee established in accordance with Section 3(a)(58)(A) of the Exchange Act. The members of the audit committee as of the date of the filing of this 40-F are: Mr. Eric Demirian (Chair), Mr. David I. Beatson and Mr. John J. Walker.

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

THE DESCARTES SYSTEMS GROUP INC.

By:	/s/ J. Scott Pagan
Name:	J. Scott Pagan
Title:	Chief Corporate Officer and Corporate Secretary

Date:	April 30, 2012

EXHIBIT INDEX

Exhibit Number	Description
99.1 99.1	Renewal Annual Information Form for the fiscal year ended January 31, 2012

99.2 99.2	2012 Annual Report (incorporated by reference to Exhibit 99.1 to the Registrant’s Form 6-K furnished with the SEC on March 13, 2012)

99.3 99.3	Consent of Deloitte & Touche LLP

99.4 99.4	Certification of the Chief Executive Officer pursuant to Rule 13a-14 or 15d-14 of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.5 99.5	Certification of the Chief Financial Officer pursuant to Rule 13a-14 or 15d-14 of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.6 99.6	Certifications of the Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.6 101	XBRL Financial Statements