Form 40-F
period 2014-01-31
DESCARTES SYSTEMS GROUP INC
filed 2014-04-10
CIK 1050140

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 40-F

☐              REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒           ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended January 31, 2014

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

63,660,953 as of January 31, 2014

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒    No ☐

Indicate by check mark whether the Registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (Sec. 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files).

Yes ☒    No ☐

CERTIFICATIONS

See Exhibits 99.4, 99.5 and 99.6 to this Annual Report on Form 40-F.

CONTROLS AND PROCEDURES

DISCLOSURE CONTROLS AND PROCEDURES

The Registrant, under the supervision and with the participation of the Registrant’s management, including the Registrant’s Chief Executive Officer (principal executive officer) and Chief Financial Officer (principal financial officer), evaluated the effectiveness of the Registrant’s disclosure controls and procedures as of January 31, 2014 (the “Evaluation Date”), pursuant to Rule 13a-15(b) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Based upon that evaluation, the Registrant’s Chief Executive Officer and Chief Financial Officer concluded that, as of the Evaluation Date, the Registrant’s disclosure controls and procedures were effective.

INTERNAL CONTROL OVER FINANCIAL REPORTING

Management’s Report on Financial Statements and Internal Control Over Financial Reporting

Management’s Report on Financial Statements and Internal Control Over Financial Reporting is contained in the Registrant’s 2014 Annual Report filed herewith as Exhibit 99.2 and incorporated herein by reference.

Report of Independent Registered Public Accounting Firm

The report of Deloitte LLP with respect to the effectiveness of the Registrant’s internal control over financial reporting is contained in the Registrant’s 2014 Annual Report filed herewith as Exhibit 99.2 and incorporated herein by reference.

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

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FEES AND SERVICES

The aggregate fees billed in respect of the fiscal years ending January 31, 2014 and January 31, 2013 for professional services rendered by Deloitte LLP, the Registrant’s independent registered public accounting firm are as follows (all amounts in table are in US dollars — amounts that were billed in Canadian dollars are converted to US dollars at the applicable exchange rate on the last day of the applicable fiscal period):

	Fiscal Year Ended January 31, 2014	Fiscal Year Ended January 31, 2013
Audit Fees	$493,065	$542,626

Audit-Related Fees	$135,391	$79,904

Tax Fees	$0	$0

All Other Fees	$361	$0

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

PRE-APPROVAL POLICIES AND PROCEDURES

The Registrant’s audit committee is responsible for overseeing the work of the independent registered public accounting firm and has adopted a policy requiring its pre-approval of all audit and permissible non-audit services provided by the independent registered public accounting firm. The Registrant’s Pre-Approval Policy and Procedure for Engagements of the Independent Auditor is filed as Appendix B to the Registrant’s Renewal Annual Information Form dated April 6, 2014 filed as Exhibit 99.1 hereto and incorporated by reference herein.

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

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table presents, as of January 31, 2014, the Registrant’s known contractual obligations in respect of operating lease obligations (in millions of U.S. dollars):

	Less than 1 year	1-3 years	4-5 years	More than 5 years	Total

Debt obligations	8.6	17.2	14.6	0	40.4
Operating lease obligations	4.6	5.2	1.6	0.2	11.6
Total	13.2	22.4	16.2	0.2	52.0

Debt Obligations

The debt obligations are comprised of principal repayments on our revolving debt facility.  Interest, not included in the table above, is payable monthly in arrears based on the applicable variable rate.

Lease Obligations

We are committed under non-cancelable operating leases for business premises, computer equipment and vehicles with terms expiring at various dates through 2020. The future minimum amounts payable under these lease agreements are presented in the table above.

Other Obligations

Deferred Share Unit and Cash-Settled Restricted Share Unit Plans

The Registrant maintains deferred share unit (“DSU”) and cash-settled restricted share unit (“CRSU”) plans for our directors and employees. Any payments made pursuant to these plans are settled in cash. For DSUs and CRSUs, the units vest over time and the liability recognized at any given consolidated balance sheet date reflects only those units vested at that date that have not yet been settled in cash. As such, the Registrant had an unrecognized aggregate liability for unvested CRSUs of $1.0 million for which no liability was recorded on our consolidated balance sheet at January 31, 2014, in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standard Codification Topic 718 “Compensation — Stock Compensation”.  The ultimate liability for any payment of DSUs and CRSUs is dependent on the trading price of the Registrant’s common shares.

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

THE DESCARTES SYSTEMS GROUP INC.

By:	/s/ J. Scott Pagan
Name:	J. Scott Pagan
Title:	President and Chief Operating Officer

Date:	April 10, 2014

EXHIBIT INDEX

Exhibit Number	Description
99.1	Renewal Annual Information Form for the fiscal year ended January 31, 2014

99.2	2014 Annual Report (incorporated by reference to Exhibit 99.2 to the Registrant’s Form 6-K furnished with the SEC on March 13, 2014)

99.3	Consent of Deloitte LLP

99.4	Certification of the Chief Executive Officer pursuant to Rule 13a-14 or 15d-14 of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.5	Certification of the Chief Financial Officer pursuant to Rule 13a-14 or 15d-14 of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.6	Certifications of the Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.7	XBRL Financial Statements