Form 40-F
DESCARTES SYSTEMS GROUP INC
filed 2015-04-29
CIK 1050140

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 40-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended January 31, 2015

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

75,480,492 as of January 31, 2015

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

Yes   ☒    No ☐

CERTIFICATIONS

See Exhibits 99.4, 99.5 and 99.6 to this Annual Report on Form 40-F.

CONTROLS AND PROCEDURES

DISCLOSURE CONTROLS AND PROCEDURES

The Registrant, under the supervision and with the participation of the Registrant’s management, including the Registrant’s Chief Executive Officer (principal executive officer) and Chief Financial Officer (principal financial officer), evaluated the effectiveness of the Registrant’s disclosure controls and procedures as of January 31, 2015 (the “Evaluation Date”), pursuant to Rule 13a-15(b) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Based upon that evaluation, the Registrant’s Chief Executive Officer and Chief Financial Officer concluded that, as of the Evaluation Date, the Registrant’s disclosure controls and procedures were effective.

INTERNAL CONTROL OVER FINANCIAL REPORTING

Management’s Report on Financial Statements and Internal Control Over Financial Reporting

Management’s Report on Financial Statements and Internal Control Over Financial Reporting is contained in the Registrant’s 2015 Annual Report filed herewith as Exhibit 99.2 and incorporated herein by reference.

Report of Independent Registered Public Accounting Firm

The report of Deloitte LLP with respect to the effectiveness of the Registrant’s internal control over financial reporting is contained in the Registrant’s 2015 Annual Report filed herewith as Exhibit 99.2 and incorporated herein by reference.

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

NOTICES PURSUANT TO RULE 104 OF REGULATION BTR

None.

AUDIT COMMITTEE FINANCIAL EXPERT

The Registrant’s Audit Committee of the Board of Directors currently consists of three members. The Registrant’s Board of Directors has determined that John J. Walker and Eric Demirian are “audit committee financial experts” (as defined in paragraph 8(b) of General Instruction B to Form 40-F). All members of the Audit Committee are independent within the meaning of the Nasdaq Stock Market’s (“Nasdaq”) director independence standards.

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

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FEES AND SERVICES

The aggregate fees billed in respect of the fiscal years ending January 31, 2015 and January 31, 2014 for professional services rendered by Deloitte LLP, the Registrant’s Independent Registered Public Accounting Firm, are as follows (all amounts in table are in US dollars – amounts that were billed in Canadian dollars are converted to US dollars at the applicable exchange rate on the last day of the applicable fiscal period):

	Fiscal Year Ended January 31, 2015	Fiscal Year Ended January 31, 2014
Audit Fees	$556,912	$493,065

Audit-Related Fees	$113,970	$135,391

Tax Fees	$0	$0

All Other Fees	$78,007	$361

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

PRE-APPROVAL POLICIES AND PROCEDURES

The Registrant’s audit committee is responsible for overseeing the work of the independent registered public accounting firm and has adopted a policy requiring its pre-approval of all audit and permissible non-audit services provided by the independent registered public accounting firm. The Registrant’s Pre-Approval Policy and Procedure for Engagements of the Independent Auditor is filed as Appendix B to the Registrant’s Renewal Annual Information Form dated April 28, 2015 filed as Exhibit 99.1 hereto and incorporated by reference herein.

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

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table presents, as of January 31, 2015, the Registrant’s known contractual obligations in respect of operating lease obligations (in millions of U.S. dollars):

	Less than 1 year	1-3 years	4-5 years	More than 5 years		Total

Operating lease obligations	4.8	5.2	1.4	-		11.4
Capital lease obligations	0.3	0.2	-		-	0.5
Total	5.1	5.4	1.4		-	11.9

Lease Obligations
We are committed under non-cancelable leases for business premises, computer equipment and vehicles with terms expiring at various dates through 2020.  We are also committed under non-cancelable capital leases for computer equipment expiring at various dates through 2018.  The future minimum amounts payable under these lease agreements are outlined in the table above.

Other Obligations
Deferred Share Unit and Cash-Settled Restricted Share Unit Plans
As described in Note 2 to the Registrant’s consolidated financial statements, the Registrant maintains DSU and CRSU plans for our directors and employees. Any payments made pursuant to these plans are settled in cash. For DSUs and CRSUs, the units vest over time and the liability recognized at any given consolidated balance sheet date reflects only those units vested at that date that have not yet been settled in cash. As such, the Registrant had an unrecognized aggregate liability for unvested CRSUs of $0.7 million for which no liability was recorded on its consolidated balance sheet at January 31, 2015, in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standard Codification Topic 718 “Compensation – Stock Compensation”.  As at January 31, 2015 there were no unvested DSUs.  The ultimate liability for any payment of DSUs and CRSUs is dependent on the trading price of the Registrant's common shares.

IDENTIFICATION OF THE AUDIT COMMITTEE

The Registrant has a separately designated standing audit committee established in accordance with Section 3(a)(58)(A) of the Exchange Act. The members of the audit committee as of the date of the filing of this 40-F are: Mr. John J. Walker (Chair), Mr. David I. Beatson and Mr. Eric Demirian.

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

THE DESCARTES SYSTEMS GROUP INC.

By:	/s/ Michael Verhoeve
Name:	Michael Verhoeve
Title:	EVP Legal, General Counsel and Corporate Secretary

Date:	April 28, 2015

EXHIBIT INDEX

Exhibit Number	Description
99.1	Renewal Annual Information Form for the fiscal year ended January 31, 2015

99.2	2015 Annual Report (incorporated by reference to Exhibit 99.1 to the Registrant’s Form 6-K furnished with the SEC on March 9, 2015)

99.3	Consent of Deloitte LLP

99.4	Certification of the Chief Executive Officer pursuant to Rule 13a-14 or 15d-14 of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.5	Certification of the Chief Financial Officer pursuant to Rule 13a-14 or 15d-14 of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.6	Certifications of the Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

101	XBRL Financial Statements