Form 40-F
period 2016-01-31
DESCARTES SYSTEMS GROUP INC
filed 2016-04-07
CIK 1050140

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 40-F

☐  REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒  ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended January 31, 2016

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

75,761,184 as of January 31, 2016

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

Yes   ☒    No ☐

CERTIFICATIONS

See Exhibits 99.5, 99.6 and 99.7 to this Annual Report on Form 40-F.

CONTROLS AND PROCEDURES

DISCLOSURE CONTROLS AND PROCEDURES

The Registrant, under the supervision and with the participation of the Registrant’s management, including the Registrant’s Chief Executive Officer (principal executive officer) and Chief Financial Officer (principal financial officer), evaluated the effectiveness of the Registrant’s disclosure controls and procedures as of January 31, 2016 (the “Evaluation Date”), pursuant to Rule 13a-15(b) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Based upon that evaluation, the Registrant’s Chief Executive Officer and Chief Financial Officer concluded that, as of the Evaluation Date, the Registrant’s disclosure controls and procedures were effective.

INTERNAL CONTROL OVER FINANCIAL REPORTING

Management’s Report on Financial Statements and Internal Control Over Financial Reporting

Management’s Report on Financial Statements and Internal Control Over Financial Reporting is contained in the Registrant’s 2016 Annual Report filed herewith as Exhibit 99.2 and incorporated herein by reference.

Report of Independent Registered Public Accounting Firm

The report of KPMG LLP with respect to the effectiveness of the Registrant’s internal control over financial reporting is contained in the Registrant’s 2016 Annual Report filed herewith as Exhibit 99.2 and incorporated herein by reference.

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

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FEES AND SERVICES

The aggregate fees billed in respect of the fiscal years ended January 31, 2016 and January 31, 2015 for professional services rendered by KPMG LLP and Deloitte LLP, the Registrant’s Independent Registered Public Accounting Firms for 2016 and 2015, respectively, are as follows (all amounts in table are in US dollars — amounts that were billed in Canadian dollars are converted to US dollars at the applicable exchange rate on the last day of the applicable fiscal period):

	Fiscal Year Ended January 31, 2016	Fiscal Year Ended January 31, 2015
Audit Fees	$669,918	$556,912

Audit-Related Fees	$50,108	$113,970

Tax Fees	$0	$0

All Other Fees	$0	$78,007

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

PRE-APPROVAL POLICIES AND PROCEDURES

The Registrant’s audit committee is responsible for overseeing the work of the independent registered public accounting firms and has adopted a policy requiring its pre-approval of all audit and permissible non-audit services provided by the independent registered public accounting firm. The Registrant’s Pre-Approval Policy and Procedure for Engagements of the Independent Auditor is filed as Appendix B to the Registrant’s Annual Information Form dated April 7, 2016 filed as Exhibit 99.1 hereto and incorporated by reference herein.

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

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table presents, as of January 31, 2016, the Registrant’s known contractual obligations in respect of operating and capital lease obligations (in millions of U.S. dollars):

	Less than 1 year	1-3 years	4-5 years	More than 5 years	Total

Operating lease obligations	4.2	4.7	0.9	—	9.8
Capital lease obligations	0.1	0.1	—	—	0.2
Total	4.3	4.8	0.9	—	10.0

Lease Obligations

The Registrant is committed under non-cancelable leases for business premises, computer equipment and vehicles with terms expiring at various dates through 2021.  The Registrant also is committed under non-cancelable capital leases for computer equipment expiring at various dates through 2018.  The future minimum amounts payable under these lease agreements are outlined in the table above.

Other Obligations

Deferred Share Unit and Cash-Settled Restricted Share Unit Plans

As described in Note 2 to the Registrant’s consolidated financial statements, the Registrant maintains Deferred Share Unit (“DSU”) and Cash-Settled Restricted Share Units (“CRSU”) plans for its directors and employees. Any payments made pursuant to these plans are settled in cash. For DSUs and CRSUs, the units vest over time and the liability recognized at any given consolidated balance sheet date reflects only those units vested at that date that have not yet been settled in cash. As such, the Registrant had an unrecognized aggregate amount for unvested CRSUs of $1.0 million at January 31, 2016.  As at January 31, 2016 there were no unvested DSUs.  The ultimate liability for any payment of DSUs and CRSUs is dependent on the trading price of the Registrant’s common shares.

IDENTIFICATION OF THE AUDIT COMMITTEE

The Registrant has a separately designated standing audit committee established in accordance with Section 3(a)(58)(A) of the Exchange Act. The members of the audit committee as of the date of the filing of this 40-F are: Mr. John J. Walker (Chair), Ms. Deborah Close and Mr. Eric Demirian.

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

THE DESCARTES SYSTEMS GROUP INC.

By:	/s/ Michael Verhoeve
Name:	Michael Verhoeve
Title:	EVP Legal, General Counsel and Corporate Secretary

Date:	April 7, 2016

EXHIBIT INDEX

Exhibit Number	Description
99.1	Annual Information Form for the fiscal year ended January 31, 2016

99.2	2016 Annual Report (incorporated by reference to Exhibit 99.1 to the Registrant’s Form 6-K furnished with the SEC on March 7, 2016)

99.3	Consent of Deloitte LLP

99.4	Consent of KPMG LLP

99.5	Certification of the Chief Executive Officer pursuant to Rule 13a-14 or 15d-14 of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.6	Certification of the Chief Financial Officer pursuant to Rule 13a-14 or 15d-14 of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.7	Certifications of the Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

101	XBRL Financial Statements