Form 40-F
DESCARTES SYSTEMS GROUP INC
filed 2018-04-30
CIK 1050140

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 40-F

☐  REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒  ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended January 31, 2018

Commission File Number: 000-29970

THE DESCARTES SYSTEMS GROUP INC.
(Exact name of Registrant as specified in its charter)

N/A
(Translation of Registrant's name into English (if applicable))

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

76,773,497 as of January 31, 2018

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "Exchange Act"). If "Yes" is marked, indicate the file number assigned to the Registrant in connection with such Rule.
Yes   ☐    No   ☒

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes   ☒    No   ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 12b-2 of the Exchange Act.
Emerging growth company   ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards* provided pursuant to Section 13(a) of the Exchange Act.   ☐

Indicate by check mark whether the Registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (Sec. 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files).

Yes   ☒    No ☐

CERTIFICATIONS

See Exhibits 99.5, 99.6 and 99.7 to this Annual Report on Form 40-F.

CONTROLS AND PROCEDURES

DISCLOSURE CONTROLS AND PROCEDURES

The Registrant, under the supervision and with the participation of the Registrant's management, including the Registrant's Chief Executive Officer (principal executive officer) and Chief Financial Officer (principal financial officer), evaluated the effectiveness of the Registrant's disclosure controls and procedures as of January 31, 2018 (the "Evaluation Date"), pursuant to Rule 13a-15(b) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Based upon that evaluation, the Registrant's Chief Executive Officer and Chief Financial Officer concluded that, as of the Evaluation Date, the Registrant's disclosure controls and procedures were effective.

INTERNAL CONTROL OVER FINANCIAL REPORTING

Management's Report on Financial Statements and Internal Control Over Financial Reporting

Management's Report on Financial Statements and Internal Control Over Financial Reporting is contained in the Registrant's 2018 Annual Report filed herewith as Exhibit 99.2 and incorporated herein by reference.

Report of Independent Registered Public Accounting Firm

The report of KPMG LLP with respect to the effectiveness of the Registrant's internal control over financial reporting is contained in the Registrant's 2018 Annual Report filed herewith as Exhibit 99.2 and incorporated herein by reference.

Changes in Internal Control Over Financial Reporting

During the period covered by this Annual Report on Form 40-F, there have been no changes in the Registrant's internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Registrant's internal control over financial reporting.

NOTICES PURSUANT TO RULE 104 OF REGULATION BTR

None.

AUDIT COMMITTEE FINANCIAL EXPERT

The Registrant's Audit Committee of the Board of Directors currently consists of three members. The Registrant's Board of Directors has determined that John J. Walker and Eric Demirian are "audit committee financial experts" (as defined in paragraph 8(b) of General Instruction B to Form 40-F). All members of the Audit Committee are independent within the meaning of the Nasdaq Stock Market's ("Nasdaq") director independence standards.

CODE OF ETHICS

The Registrant has adopted a Code of Business Conduct and Ethics (the "Code of Ethics") that applies to the Registrant's principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. A copy of the Code of Ethics is posted on the Registrant's corporate website at www.descartes.com and is also available at www.sedar.com. The Registrant intends to disclose through its website any waivers or amendments to its Code of Ethics that apply to any principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FEES AND SERVICES

The aggregate fees billed in respect of the fiscal years ended January 31, 2018 and January 31, 2017 for professional services rendered by KPMG LLP, the Registrant's Independent Registered Public Accounting Firm for 2018 and 2017, are as follows (all amounts in table are in US dollars — amounts that were billed in Canadian dollars are converted to US dollars at the applicable exchange rate on the last day of the applicable fiscal period):

	Fiscal Year Ended January 31, 2018		Fiscal Year Ended January 31, 2017
Audit Fees		$446,131		$466,831

Audit-Related Fees		$61,782	$	Nil

Tax Fees	$	Nil	$	Nil

All Other Fees		$65,034	$	Nil

AUDIT FEES— Audit fees consist of fees for professional services rendered for the audit of the Registrant's annual consolidated financial statements and services provided in connection with statutory audits and regulatory filings or engagements including fees for statutory audit of the Company's foreign subsidiaries.

AUDIT RELATED FEES— Audit related fees consist of fees for assurance and related services that are reasonably related to the performance of the audit or review of the Registrant's financial statements and are not reported as Audit Fees.

ALL OTHER FEES— All other fees consist of fees for non-audit-related advisory services.

PRE-APPROVAL POLICIES AND PROCEDURES

The Registrant's audit committee is responsible for overseeing the work of the independent registered public accounting firm and has adopted a policy requiring its pre-approval of all audit and permissible non-audit services provided by the independent registered public accounting firm. The Registrant's Pre-Approval Policy and Procedure for Engagements of the Independent Auditor is filed as Appendix B to the Registrant's Annual Information Form dated April 30, 2018 filed as Exhibit 99.1 hereto and incorporated by reference herein.

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

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table presents, as of January 31, 2018, the Registrant's known contractual obligations in respect of operating and capital lease obligations (in millions of U.S. dollars):

	Less than 1 year	1-3 years	4-5 years	More than 5 years	Total

Debt obligations	—	—	37.0	—	37.0
Operating lease obligations	5.1	5.0	1.2	1.1	12.4
Capital lease obligations	0.1	0.1	—	—	0.2
Total	5.2	5.1	38.2	1.1	49.6

Lease Obligations

The Registrant is committed under non-cancelable operating leases for business premises, computer equipment and vehicles with terms expiring at various dates through 2027.  The Registrant also is committed under non-cancelable capital leases for computer equipment expiring at various dates through 2021.  The future minimum amounts payable under these lease agreements are outlined in the table above.

Other Obligations

Deferred Share Unit and Cash-Settled Restricted Share Unit Plans

As described in Note 2 to the Registrant's consolidated financial statements, the Registrant maintains Deferred Share Unit ("DSU") and Cash-Settled Restricted Share Units ("CRSU") plans for its directors and employees. Any payments made pursuant to these plans are settled in cash. For DSUs and CRSUs, the units vest over time and the liability recognized at any given consolidated balance sheet date reflects only those units vested at that date that have not yet been settled in cash. As such, the Registrant had an unrecognized aggregate amount for unvested CRSUs and unearned DSUs of $0.9 million and nil, respectively, at January 31, 2018. The ultimate liability for any payment of DSUs and CRSUs is dependent on the trading price of the Registrant's common shares.

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

DISCLOSURE PURSUANT TO THE REQUIREMENTS OF NASDAQ

The Registrant was granted an exemption from Nasdaq Stock Market Rules requiring each issuer to provide for a quorum at any meeting of the holders of common stock of no less than 331/3% of the outstanding shares of the issuer's common voting stock. This exemption was granted because Nasdaq's requirements regarding the quorum required for meetings of the holders of common stock are contrary to generally accepted business practices in Canada. In particular, Section 139(1) of the Canada Business Corporations Act provides that a company's by-laws may set the quorum requirements for a meeting of shareholders. The relevant provisions of the Registrant's by-laws state that "Subject to the Act in respect of a majority shareholder, a quorum for the transaction of business at any meeting of shareholders shall be persons not being less than two in number and holding or representing by proxy not less than 20 percent of the issued and outstanding shares of the Corporation for the time being enjoying voting rights at such meeting. If a quorum is present at the opening of any meeting of shareholders, the shareholders present or represented may proceed with the business of the meeting notwithstanding that a quorum is not present throughout the meeting. If a quorum is not present at the opening of any meeting of shareholders, the shareholders present or represented may adjourn the meeting to a fixed time and place but may not transact any other business."

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

THE DESCARTES SYSTEMS GROUP INC.

By:	/s/ Michael Verhoeve
Name:	Michael Verhoeve
Title:	EVP Legal, General Counsel and Corporate Secretary

Date:	April 30, 2018

EXHIBIT INDEX

Exhibit Number	Description
99.1	Annual Information Form for the fiscal year ended January 31, 2018

99.2	2018 Annual Report (incorporated herein by reference to Exhibit 99.1 of the Registrant's Form 6-K furnished with the SEC on March 6, 2018)

99.3	Consent of KPMG LLP

99.4	Certification of the Chief Executive Officer pursuant to Rule 13a-14 or 15d-14 of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.5	Certification of the Chief Financial Officer pursuant to Rule 13a-14 or 15d-14 of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.6	Certifications of the Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

101	XBRL Financial Statements