Form 40-F
DESCARTES SYSTEMS GROUP INC
filed 2019-04-22
CIK 1050140

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 40-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended January 31, 2019

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

76,864,866 common shares as of January 31, 2019

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes   ☒    No   ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit such files).

Yes   ☒    No ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 12b-2 of the Exchange Act.
Emerging growth company    ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.   ☐

CERTIFICATIONS

See Exhibits 99.5, 99.6 and 99.7 to this Annual Report on Form 40-F.

CONTROLS AND PROCEDURES

DISCLOSURE CONTROLS AND PROCEDURES

The Registrant, under the supervision and with the participation of the Registrant's management, including the Registrant's Chief Executive Officer (principal executive officer) and Chief Financial Officer (principal financial officer), evaluated the effectiveness of the Registrant's disclosure controls and procedures as of January 31, 2019 (the "Evaluation Date"), pursuant to Rule 13a-15(b) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Based upon that evaluation, the Registrant's Chief Executive Officer and Chief Financial Officer concluded that, as of the Evaluation Date, the Registrant's disclosure controls and procedures were effective.

INTERNAL CONTROL OVER FINANCIAL REPORTING

Management's Report on Financial Statements and Internal Control Over Financial Reporting

Management's Report on Financial Statements and Internal Control Over Financial Reporting is contained in the Registrant's 2019 Annual Report filed herewith as Exhibit 99.2 and incorporated herein by reference.

Report of Independent Registered Public Accounting Firm

The report of KPMG LLP with respect to the effectiveness of the Registrant's internal control over financial reporting is contained in the Registrant's 2019 Annual Report filed herewith as Exhibit 99.2 and incorporated herein by reference.

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

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FEES AND SERVICES

The aggregate fees billed in respect of the fiscal years ended January 31, 2019 and January 31, 2018 for professional services rendered by KPMG LLP, the Registrant's Independent Registered Public Accounting Firm for 2019 and 2018, are as follows (all amounts in table are in US dollars — amounts that were billed in Canadian dollars are converted to US dollars at the applicable exchange rate on the last day of the applicable fiscal period):

	Fiscal Year Ended January 31, 2019			Fiscal Year Ended January 31, 2018
Audit Fees		$579,606			$446,131

Audit-Related Fees		$2,430			$61,782

Tax Fees	$	Nil	Nil	$	Nil

All Other Fees	$	Nil			$65,034

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

PRE-APPROVAL POLICIES AND PROCEDURES

The Registrant's audit committee is responsible for overseeing the work of the independent registered public accounting firm and has adopted a policy requiring its pre-approval of all audit and permissible non-audit services provided by the independent registered public accounting firm. The Registrant's Pre-Approval Policy and Procedure for Engagements of the Independent Auditor is filed as Appendix B to the Registrant's Annual Information Form dated April 22, 2019 filed as Exhibit 99.1 hereto and incorporated by reference herein.

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

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table presents, as of January 31, 2019, the Registrant's known contractual obligations in respect of operating and capital lease obligations (in millions of U.S. dollars):

	Less than 1 year	1-3 years	4-5 years	More than 5 years	Total

Debt obligations	—	—	25.5	—	25.5
Operating lease obligations	4.6	5.0	2.5	1.7	13.8
Capital lease obligations	0.1	—	—	—	0.1
Total	4.7	5.0	28.0	1.7	39.4

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

Other Obligations

Deferred Share Unit and Cash-Settled Restricted Share Unit Plans

As described in Note 2 to the Registrant's audited consolidated financial statements, the Registrant maintains Deferred Share Unit ("DSU") and Cash-Settled Restricted Share Unit ("CRSU") plans for its directors and employees. Any payments made pursuant to these plans are settled in cash. For DSUs and CRSUs, the units vest over time and the liability recognized at any given consolidated balance sheet date reflects only those units vested at that date that have not yet been settled in cash. As such, the Registrant had an unrecognized aggregate amount for unvested CRSUs and unearned DSUs of $0.8 million and nil, respectively, at January 31, 2019. The ultimate liability for any payment of DSUs and CRSUs is dependent on the trading price of the Registrant's common shares.

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

THE DESCARTES SYSTEMS GROUP INC.

By:	/s/ Michael Verhoeve
Name:	Michael Verhoeve
Title:	EVP Legal, General Counsel and Corporate Secretary

Date:	April 22, 2019

EXHIBIT INDEX

Exhibit Number	Description
99.1	Annual Information Form for the fiscal year ended January 31, 2019

99.2	2019 Annual Report (incorporated herein by reference to Exhibit 99.1 of the Registrant's Form 6-K furnished with the SEC on March 8, 2019)

99.3	Consent of KPMG LLP

99.4	Certification of the Chief Executive Officer pursuant to Rule 13a-14 or 15d-14 of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.5	Certification of the Chief Financial Officer pursuant to Rule 13a-14 or 15d-14 of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.6	Certifications of the Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

101	XBRL Financial Statements