Form 40-F
period 2022-01-31
DESCARTES SYSTEMS GROUP INC
filed 2022-04-14
CIK 1050140

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

________________________________________

FORM 40-F

________________________________________

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended January 31, 2022

Commission File Number: 000-29970

________________________________________

THE DESCARTES SYSTEMS GROUP INC.

(Exact name of Registrant as specified in its charter)

________________________________________

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

Descartes Systems (USA) LLC

Powers Ferry Business Park

2030 Powers Ferry Road SE

Suite 350

Atlanta, GA 30339-5066

Tel: (678) 247-0400

(Name, address (including zip code) and telephone number

(including area code) of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class:	Trading Symbol(s):	Name of each exchange on which registered:
Common Shares, no par value Rights to purchase Common Shares, no par value	DSGX N/A	Nasdaq Nasdaq

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

N/A

(Title of Class)

For annual reports, indicate by check mark the information filed with this Form:

☒ Annual information form☒ Audited annual financial statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

84,756,210 common shares as of January 31, 2022

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

See Exhibits 99.5, 99.6 and 99.7 to this Annual Report on Form 40-F.

CONTROLS AND PROCEDURES

DISCLOSURE CONTROLS AND PROCEDURES

The Registrant, under the supervision and with the participation of the Registrant’s management, including the Registrant’s Chief Executive Officer (principal executive officer) and Chief Financial Officer (principal financial officer), evaluated the effectiveness of the Registrant’s disclosure controls and procedures as of January 31, 2022 (the “Evaluation Date”), pursuant to Rule 13a-15(b) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Based upon that evaluation, the Registrant’s Chief Executive Officer and Chief Financial Officer concluded that, as of the Evaluation Date, the Registrant’s disclosure controls and procedures were effective.

INTERNAL CONTROL OVER FINANCIAL REPORTING

Management’s Report on Financial Statements and Internal Control Over Financial Reporting

Management’s Report on Financial Statements and Internal Control Over Financial Reporting is contained in the Registrant’s Audited Consolidated Financial Statements for the Registrant’s fiscal year ended January 31, 2022, filed herewith as Exhibit 99.2 and incorporated herein by reference.

Report of Independent Registered Public Accounting Firm

The report of KPMG LLP with respect to the effectiveness of the Registrant’s internal control over financial reporting is contained in the Registrant’s Audited Consolidated Financial Statements for the Registrant’s fiscal year ended January 31, 2022, filed herewith as Exhibit 99.2 and incorporated herein by reference.

Changes in Internal Control Over Financial Reporting

During the period covered by this Annual Report on Form 40-F, there have been no changes in the Registrant’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Registrant’s internal control over financial reporting.

NOTICES PURSUANT TO RULE 104 OF REGULATION BTR

None.

AUDIT COMMITTEE FINANCIAL EXPERT

The Registrant’s Audit Committee of the Board of Directors currently consists of three members. The Registrant’s Board of Directors has determined that all members, being John J. Walker, Deepak Chopra and Eric Demirian, are “audit committee financial experts” (as defined in paragraph 8(b) of General Instruction B to Form 40-F). All members of the Audit Committee are independent within the meaning of the Nasdaq Stock Market’s (“Nasdaq”) director independence standards.

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

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FEES AND SERVICES

The aggregate fees billed in respect of the fiscal years ended January 31, 2021 and January 31, 2022 for professional services rendered by KPMG LLP, Toronto, ON, Canada, Auditor Firm ID:85, the Registrant’s Independent Registered Public Accounting Firm, are as follows (all amounts in table are in US dollars — amounts that were billed in Canadian dollars are converted to US dollars at the applicable exchange rate on the last day of the applicable fiscal period):

	Fiscal Year Ended		Fiscal Year Ended
	January 31, 2021		January 31, 2022
Audit Fees		$651,748		$681,657
Audit-Related Fees		$2,430		$2,430
Tax Fees	$	Nil	$	Nil
All Other Fees	$	Nil	$	Nil

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

PRE-APPROVAL POLICIES AND PROCEDURES

The Registrant’s audit committee is responsible for overseeing the work of the independent registered public accounting firm and has adopted a policy requiring its pre-approval of all audit and permissible non-audit services provided by the independent registered public accounting firm. The Registrant’s Pre-Approval Policy and Procedure for Engagements of the Independent Auditor is filed as Appendix B to the Registrant’s Annual Information Form dated April 14, 2022 filed as Exhibit 99.1 hereto and incorporated by reference herein.

All non-audit fees were approved by the Registrant’s audit committee, and none were approved on the basis of the de minimis exception set forth in Rule 2-01(c)(7)(i)(C) of Regulation S-X.

OFF-BALANCE SHEET ARRANGEMENTS

The Registrant does not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on the Registrant’s financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The required disclosure is included under the heading “Commitments, Contingencies and Guarantees” in the Registrant’s Management’s Discussion and Analysis for the fiscal year ended January 31, 2022, filed as Exhibit 99.3 to this Annual Report on Form 40-F.

IDENTIFICATION OF THE AUDIT COMMITTEE

The Registrant has a separately designated standing audit committee established in accordance with Section 3(a)(58)(A) of the Exchange Act. The members of the audit committee as of the date of the filing of this 40-F are: Mr. John J. Walker (Chair), Mr. Deepak Chopra and Mr. Eric Demirian.

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

DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

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

THE DESCARTES SYSTEMS GROUP INC.

By:	/s/ Michael Verhoeve
Name:	Michael Verhoeve
Title:	EVP Legal, General Counsel and Corporate Secretary

Date:	April 14, 2022

EXHIBIT INDEX

Exhibit Number	Description
99.1	Annual Information Form for the fiscal year ended January 31, 2022
99.2	Audited Annual Financial Statements for the fiscal year ended January 31, 2022
99.3	Management’s Discussion and Analysis for the fiscal year ended January 31, 2022
99.4	Consent of KPMG LLP
99.5	Certification of the Chief Executive Officer pursuant to Rule 13a-14 or 15d-14 of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.6	Certification of the Chief Financial Officer pursuant to Rule 13a-14 or 15d-14 of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.7	Certifications of the Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
101	Interactive Data File (formatted in Inline XBRL)
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)