Form 40-F/A
period 2023-01-31
DESCARTES SYSTEMS GROUP INC
filed 2023-04-26
CIK 1050140

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 40-F/A

Amendment No. 1

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

EXPLANATORY NOTE

This Amendment No. 1 (“Amendment No. 1”) to the annual report on Form 40-F of the Registrant amends the Annual Report on Form 40-F of the Registrant originally filed with the U.S. Securities and Exchange Commission (“SEC”) on April 24, 2023 (the “Original Annual Report”). This Amendment No. 1 is being filed to correct a clerical error with the cross references and hyperlinks for the Management’s Report on Financial Statements and Internal Controls Over Financial Reporting and the Report of Independent Registered Public Accounting Firm. This Amendment No. 1 corrects these clerical errors.

Except as described above, the Original Annual Report remains unchanged. This Amendment No. 1 does not reflect events occurring after the filing of the Original Annual Report, or modify or update those disclosures.

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

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F/A and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

THE DESCARTES SYSTEMS GROUP INC.

By:	/s/ Peter V. Nguyen
Name:	Peter V. Nguyen
Title:	SVP Legal, General Counsel and Corporate Secretary

Date:	April 26, 2023

EXHIBIT INDEX

Exhibit Number	Description
99.1	Annual Information Form for the fiscal year ended January 31, 2023*

99.2	Audited Annual Financial Statements for the fiscal year ended January 31, 2023 (incorporated herein by reference to Exhibit 99.1 of the Registrant’s Form 6-K furnished with the SEC on March 1, 2023)

99.3	Management’s Discussion and Analysis for the fiscal year ended January 31, 2023 (incorporated herein by reference to Exhibit 99.1 of the Registrant’s Form 6-K furnished with the SEC on March 1, 2023)

99.4	Consent of KPMG LLP

99.5	Certification of the Chief Executive Officer pursuant to Rule 13a-14 or 15d-14 of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.6	Certification of the Chief Financial Officer pursuant to Rule 13a-14 or 15d-14 of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.7	Certifications of the Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

101	Interactive Data File (formatted in Inline XBRL)*

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

* Previously filed.