Form 40-F
period 2024-01-31
DESCARTES SYSTEMS GROUP INC
filed 2024-04-22
CIK 1050140

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 40-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended January 31, 2024

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

☒Annual information form             ☒Audited annual financial statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

85,183,455 common shares as of January 31, 2024

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

Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

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

Auditor Name: KPMG LLP	Auditor Location: Vaughan, ON, Canada	Auditor Firm ID: 85

CERTIFICATIONS

See Exhibits 99.5, 99.6 and 99.7 to this Annual Report on Form 40-F.

CONTROLS AND PROCEDURES
DISCLOSURE CONTROLS AND PROCEDURES

The Registrant, under the supervision and with the participation of the Registrant’s management, including the Registrant’s Chief Executive Officer (principal executive officer) and Chief Financial Officer (principal financial officer), evaluated the effectiveness of the Registrant’s disclosure controls and procedures as of January 31, 2024 (the “Evaluation Date”), pursuant to Rule 13a-15(b) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Based upon that evaluation, the Registrant’s Chief Executive Officer and Chief Financial Officer concluded that, as of the Evaluation Date, the Registrant’s disclosure controls and procedures were effective.

INTERNAL CONTROL OVER FINANCIAL REPORTING

Management’s Report on Financial Statements and Internal Control Over Financial Reporting

Management’s Report on Financial Statements and Internal Control Over Financial Reporting is contained in the Registrant’s Audited Consolidated Financial Statements for the Registrant’s fiscal year ended January 31, 2024, filed herewith as Exhibit 99.2 and incorporated herein by reference.

Report of Independent Registered Public Accounting Firm

The report of KPMG LLP with respect to the effectiveness of the Registrant’s internal control over financial reporting is contained in the Registrant’s Audited Consolidated Financial Statements for the Registrant’s fiscal year ended January 31, 2024, filed herewith as Exhibit 99.2 and incorporated herein by reference.

Changes in Internal Control Over Financial Reporting

During the period covered by this Annual Report on Form 40-F, there have been no changes in the Registrant’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Registrant’s internal control over financial reporting.

NOTICES PURSUANT TO RULE 104 OF REGULATION BTR

None.

AUDIT COMMITTEE FINANCIAL EXPERT

The Registrant’s Audit Committee of the Board of Directors currently consists of four members. The Registrant’s Board of Directors has determined that three members, being John J. Walker, Deepak Chopra and Eric Demirian, are “audit committee financial experts” (as defined in paragraph 8(b) of General Instruction B to Form 40-F). All members of the Audit Committee are independent within the meaning of the Nasdaq Stock Market’s (“Nasdaq”) director independence standards.

CODE OF ETHICS

The Registrant has adopted a Code of Business Conduct and Ethics (the “Code of Ethics”) that applies to the Registrant’s principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. A copy of the Code of Ethics is posted on the Registrant’s corporate website at www.descartes.com and is also available at www.sedarplus.com. The Registrant intends to disclose through its website any waivers or amendments to its Code of Ethics that apply to any principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. The information contained on our website is not incorporated by reference into this Annual Report on Form 40-F.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FEES AND SERVICES

The aggregate fees billed in respect of the fiscal years ended January 31, 2024 and January 31, 2023 for professional services rendered by KPMG LLP, Vaughan, ON, Canada, Auditor Firm ID:85, the Registrant’s Independent Registered Public Accounting Firm, are as follows (all amounts in table are in US dollars — amounts that were billed in Canadian dollars are converted to US dollars at the applicable exchange rate on the last day of the applicable fiscal period):

	Fiscal Year Ended		Fiscal Year Ended
	January 31, 2024		January 31, 2023
Audit Fees		$791,611		$767,832
Audit-Related Fees		$2,430		$2,430
Tax Fees	$	Nil	$	Nil
All Other Fees	$	Nil	$	Nil

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

PRE-APPROVAL POLICIES AND PROCEDURES

The Registrant’s audit committee is responsible for overseeing the work of the independent registered public accounting firm and has adopted a policy requiring its pre-approval of all audit and permissible non-audit services provided by the independent registered public accounting firm. The Registrant’s Pre-Approval Policy and Procedure for Engagements of the Independent Auditor is filed as Appendix B to the Registrant’s Annual Information Form dated April 22, 2024 filed as Exhibit 99.1 hereto and incorporated by reference herein.

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

DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The required disclosure is included under the heading “Commitments, Contingencies and Guarantees” in the Registrant’s Management’s Discussion and Analysis for the fiscal year ended January 31, 2024, filed as Exhibit 99.3 to this Annual Report on Form 40-F.

IDENTIFICATION OF THE AUDIT COMMITTEE

The Registrant has a separately designated standing audit committee established in accordance with Section 3(a)(58)(A) of the Exchange Act. The members of the audit committee as of the date of the filing of this 40-F are: Mr. John J. Walker (Chair), Mr. Deepak Chopra, Mr. Eric Demirian and Ms. Kelley Irwin.

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

Not applicable.

RECOVERY OF ERRONEOUSLY AWARDED COMPENSATION

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

THE DESCARTES SYSTEMS GROUP INC.

By:	/s/ Peter V. Nguyen
Name:	Peter V. Nguyen
Title:	SVP Legal, General Counsel and Corporate Secretary

Date:	April 22, 2024

EXHIBIT INDEX

Exhibit Number	Description
97	Compensation Recoupment Policy

99.1	Annual Information Form for the fiscal year ended January 31, 2024

99.2	Audited Annual Financial Statements for the fiscal year ended January 31, 2024 (incorporated herein by reference to Exhibit 99.1 of the Registrant’s Form 6-K furnished with the SEC on March 7, 2024)

99.3	Management’s Discussion and Analysis for the fiscal year ended January 31, 2024 (incorporated herein by reference to Exhibit 99.1 of the Registrant’s Form 6-K furnished with the SEC on March 7, 2024)

99.4	Consent of KPMG LLP

99.5	Certification of the Chief Executive Officer pursuant to Rule 13a-14 or 15d-14 of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.6	Certification of the Chief Financial Officer pursuant to Rule 13a-14 or 15d-14 of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.7	Certifications of the Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

101	Interactive Data File (formatted in Inline XBRL)

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)