Form 40-F
period 2025-01-31
DESCARTES SYSTEMS GROUP INC
filed 2025-04-22
CIK 1050140

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 40-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended January 31, 2025

Commission File Number: 000-29970

DESCARTES SYSTEMS GROUP INC

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

Descartes Systems (USA) LLC
Powers Ferry Business Park
2030 Powers Ferry Road SE
Suite 350
Atlanta, GA 30339-5066
Tel: (678) 247-0400

(Name, address (including zip code) and telephone number
(including area code) of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Securities Exchange Act of 1934 (“Exchange Act”).

Title of each class:	Trading Symbol(s):	Name of each exchange on which registered:
Common Shares, no par value	DGSX	NASDAQ
Rights to purchase Common Shares, no par value	N/A	NASDAQ

Securities registered or to be registered pursuant to Section 12(g) of the Exchange Act.

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Exchange Act.

N/A

(Title of Class)

For annual reports, indicate by check mark the information filed with this Form:

☒  Annual information form             ☒  Audited annual financial statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

85,183,455 common shares as of January 31, 2025

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

Indicate by check mark whether the registrant has filed a report on and attestation to its managements’ assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Exchange Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Auditor Name: KPMG LLP	Auditor Location: Vaughan, ON, Canada	Auditor Firm ID: 85

CERTIFICATIONS

See Exhibits 99.5, 99.6 and 99.7 to this Annual Report on Form 40-F.

CONTROLS AND PROCEDURES
DISCLOSURE CONTROLS AND PROCEDURES

The Registrant, under the supervision and with the participation of the Registrant’s management, including the Registrant’s Chief Executive Officer (principal executive officer) and Chief Financial Officer (principal financial officer), evaluated the effectiveness of the Registrant’s disclosure controls and procedures as of January 31, 2025 (the “Evaluation Date”), pursuant to Rule 13a-15(b) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Based upon that evaluation, the Registrant’s Chief Executive Officer and Chief Financial Officer concluded that, as of the Evaluation Date, the Registrant’s disclosure controls and procedures were effective.

INTERNAL CONTROL OVER FINANCIAL REPORTING

Management’s Report on Financial Statements and Internal Control Over Financial Reporting

Management’s Report on Financial Statements and Internal Control Over Financial Reporting is contained in the Registrant’s Audited Consolidated Financial Statements for the Registrant’s fiscal year ended January 31, 2025, filed herewith as Exhibit 99.2 to this Annual Report on Form 40-F and incorporated herein by reference.

Report of Independent Registered Public Accounting Firm

The report of KPMG LLP with respect to the effectiveness of the Registrant’s internal control over financial reporting is contained in the Registrant’s Audited Consolidated Financial Statements for the Registrant’s fiscal year ended January 31, 2025, filed herewith as Exhibit 99.2 to this Annual Report on Form 40-F and incorporated herein by reference.

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

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FEES AND SERVICES

The aggregate fees billed in respect of the fiscal years ended January 31, 2025 and January 31, 2024 for professional services rendered by KPMG LLP, Vaughan, ON, Canada, Auditor Firm ID:85, the Registrant’s Independent Registered Public Accounting Firm, are as follows (all amounts in table are in U.S. dollars — amounts that were billed in Canadian dollars are converted to U.S. dollars at the applicable exchange rate on the last day of the applicable fiscal period):

	Fiscal Year Ended		Fiscal Year Ended
	January 31, 2025		January 31, 2024
Audit Fees		$958,873		$791,611
Audit-Related Fees		$2,430		$2,430
Tax Fees	$	Nil	$	Nil
All Other Fees	$	Nil	$	Nil

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

PRE-APPROVAL POLICIES AND PROCEDURES

The Registrant’s audit committee is responsible for overseeing the work of the independent registered public accounting firm and has adopted a policy requiring its pre-approval of all audit and permissible non-audit services provided by the independent registered public accounting firm. The Registrant’s Pre-Approval Policy and Procedure for Engagements of the Independent Auditor is filed as Appendix B to the Registrant’s Annual Information Form dated April 22, 2025, filed as Exhibit 99.1 to this Annual Report on Form 40-F and incorporated by reference herein.

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

DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The required disclosure is included under the heading “Commitments, Contingencies and Guarantees” in the Registrant’s Management’s Discussion and Analysis for the fiscal year ended January 31, 2025, filed as Exhibit 99.3 to this Annual Report on Form 40-F and incorporated by reference herein.

IDENTIFICATION OF THE AUDIT COMMITTEE

The Registrant has a separately designated standing audit committee established in accordance with Section 3(a)(58)(A) of the Exchange Act. The members of the audit committee as of the date of the filing of this Annual Report on Form 40-F are: Mr. John J. Walker (Chair), Mr. Deepak Chopra, Mr. Eric Demirian and Ms. Kelley Irwin.

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

THE DESCARTES SYSTEMS GROUP INC.

By:	/s/ Peter V. Nguyen
Name:	Peter V. Nguyen
Title:	SVP Legal, General Counsel and Corporate Secretary

Date:	April 22, 2025

EXHIBIT INDEX

Exhibit Number	Description
97
Compensation Recoupment Policy (incorporated herein by reference to Exhibit 97 of the Registrant’s Annual Report on Form 40-F for the fiscal year ended January 31, 2024, filed with the SEC on April 22, 2024)

99.1	Annual Information Form for the fiscal year ended January 31, 2025

99.2	Audited Annual Financial Statements for the fiscal year ended January 31, 2025 (incorporated herein by reference to Exhibit 99.1 of the Registrant’s Form 6-K furnished with the SEC on March 6, 2025)

99.3	Management’s Discussion and Analysis for the fiscal year ended January 31, 2025 (incorporated herein by reference to Exhibit 99.1 of the Registrant’s Form 6-K furnished with the SEC on March 6, 2025)

99.4	Consent of KPMG LLP

99.5	Certification of the Chief Executive Officer pursuant to Rule 13a-14 or 15d-14 of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.6	Certification of the Chief Financial Officer pursuant to Rule 13a-14 or 15d-14 of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.7	Certifications of the Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

101	Interactive Data File (formatted in Inline XBRL)

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)