Form 40-F
period 2026-01-31
DESCARTES SYSTEMS GROUP INC
filed 2026-03-11
CIK 1050140

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 40-F

☐REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended January 31, 2026

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

86,024,747 common shares as of January 31, 2026

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.  ☒

If securities are registered pursuant to Section 12(b) of the Exchange Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.  ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b).  ☐

Auditor Name: KPMG LLP	Auditor Location: Vaughan, ON, Canada	Auditor Firm ID: 85

CERTIFICATIONS

See Exhibits 99.5, 99.6 and 99.7 to this Annual Report on Form 40-F.

CONTROLS AND PROCEDURES

DISCLOSURE CONTROLS AND PROCEDURES

The Registrant, under the supervision and with the participation of the Registrant’s management, including the Registrant’s Chief Executive Officer (principal executive officer) and Chief Financial Officer (principal financial officer), evaluated the effectiveness of the Registrant’s disclosure controls and procedures as of January 31, 2026 (the “Evaluation Date”), pursuant to Rule 13a-15(b) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Based upon that evaluation, the Registrant’s Chief Executive Officer and Chief Financial Officer concluded that, as of the Evaluation Date, the Registrant’s disclosure controls and procedures were effective.

INTERNAL CONTROL OVER FINANCIAL REPORTING

Management’s Report on Financial Statements and Internal Control Over Financial Reporting

Management’s Report on Financial Statements and Internal Control Over Financial Reporting is contained in the Registrant’s Audited Consolidated Financial Statements for the Registrant’s fiscal year ended January 31, 2026, filed herewith as Exhibit 99.2 to this Annual Report on Form 40-F and incorporated herein by reference.

Report of Independent Registered Public Accounting Firm

The report of KPMG LLP with respect to the effectiveness of the Registrant’s internal control over financial reporting is contained in the Registrant’s Audited Consolidated Financial Statements for the Registrant’s fiscal year ended January 31, 2026, filed herewith as Exhibit 99.2 to this Annual Report on Form 40-F and incorporated herein by reference.

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

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FEES AND SERVICES

The aggregate fees billed in respect of the fiscal years ended January 31, 2026 and January 31, 2025 for professional services rendered by KPMG LLP, Vaughan, ON, Canada, Auditor Firm ID:85, the Registrant’s Independent Registered Public Accounting Firm, are as follows (all amounts in table are in U.S. dollars - amounts that were billed in Canadian dollars are converted to U.S. dollars at the applicable exchange rate on the last day of the applicable fiscal period):

	Fiscal Year Ended January 31, 2026		Fiscal Year Ended January 31, 2025
Audit Fees		$957,095		$958,873
Audit-Related Fees		$2,430		$2,430
Tax Fees	$	Nil	$	Nil
All Other Fees	$	Nil	$	Nil

AUDIT FEES- Audit fees consist of fees for professional services rendered for the audit of the Registrant’s annual consolidated financial statements, reviews of the Registrant’s interim consolidated financial statements, services provided in connection with regulatory filings and statutory audits of certain of the Registrant’s foreign subsidiaries.

AUDIT RELATED FEES- Audit related fees consist of fees for assurance and related services that are reasonably related to the performance of the audit or review of the Registrant’s financial statements and are not reported as Audit Fees.

PRE-APPROVAL POLICIES AND PROCEDURES

The Registrant’s audit committee is responsible for overseeing the work of the independent registered public accounting firm and has adopted a policy requiring its pre-approval of all audit and permissible non-audit services provided by the independent registered public accounting firm. The Registrant’s Pre-Approval Policy and Procedure for Engagements of the Independent Auditor is filed as Appendix B to the Registrant’s Annual Information Form dated March 11, 2026, filed as Exhibit 99.1 to this Annual Report on Form 40-F and incorporated by reference herein.

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

DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The required disclosure is included under the heading “Commitments, Contingencies and Guarantees” in the Registrant’s Management’s Discussion and Analysis for the fiscal year ended January 31, 2026, filed as Exhibit 99.3 to this Annual Report on Form 40-F and incorporated by reference herein.

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

DISCLOSURE PURSUANT TO THE REQUIREMENTS OF NASDAQ

The Registrant was granted an exemption from Nasdaq Stock Market Rules requiring each issuer to provide for a quorum at any meeting of the holders of common stock of no less than 33 1/3% of the outstanding shares of the issuer’s common voting stock. This exemption was granted because Nasdaq’s requirements regarding the quorum required for meetings of the holders of common stock are contrary to generally accepted business practices in Canada. In particular, Section 139(1) of the Canada Business Corporations Act provides that a company’s by-laws may set the quorum requirements for a meeting of shareholders. The relevant provisions of the Registrant’s by-laws state that “Subject to the Act in respect of a majority shareholder, a quorum for the transaction of business at any meeting of shareholders shall be persons not being less than two in number and holding or representing by proxy not less than 25 percent of the issued and outstanding shares of the Corporation for the time being enjoying voting rights at such meeting. If a quorum is present at the opening of any meeting of shareholders, the shareholders present or represented may proceed with the business of the meeting notwithstanding that a quorum is not present throughout the meeting. If a quorum is not present at the opening of any meeting of shareholders, the shareholders present or represented may adjourn the meeting to a fixed time and place but may not transact any other business.”

DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

RECOVERY OF ERRONEOUSLY AWARDED COMPENSATION

Not applicable.

UNDERTAKING

Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

THE DESCARTES SYSTEMS GROUP INC.

By:	/s/ Peter V. Nguyen
Name:	Peter V. Nguyen
Title:	SVP Legal, General Counsel and Corporate Secretary

Date:	March 11, 2026

EXHIBIT INDEX

Exhibit Number	Description

4.1	Articles of Amalgamation of The Descartes Systems Group Inc., filed with the Innovation, Science and Economic Development Canada on February 1, 2026

97

Compensation Recoupment Policy (incorporated herein by reference to Exhibit 97 of the Registrant’s Annual Report on Form 40-F for the fiscal year ended January 31, 2024, filed with the SEC on April 22, 2024)

99.1	Annual Information Form for the fiscal year ended January 31, 2026

99.2	Audited Annual Financial Statements for the fiscal year ended January 31, 2026

99.3	Management’s Discussion and Analysis for the fiscal year ended January 31, 2026 (included in Exhibit 99.2)

99.4	Consent of KPMG LLP

99.5	Certification of the Chief Executive Officer pursuant to Rule 13a-14 or 15d-14 of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.6	Certification of the Chief Financial Officer pursuant to Rule 13a-14 or 15d-14 of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.7	Certifications of the Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

101	Interactive Data File (formatted in Inline XBRL)

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)